ОАО ЮТК
ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

Россия, 350000, г.Краснодар,ул.Карасунская, 66
тел. (8612) 53-20-56
телетайп 211407 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ____________

БИК ____________
Кор. счет ____________
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037

от 20.01.05 № 04.3-11/239

на № ________ от ____________



SECURITIES AND EXCHANGE
COMMISSION OF
UNITED STATES OF AMERICA

450 Fifth Street, NW Washington,
DC 20549, United States
Tel. (202) 942-70-40

Dear Gentlemen/Madams,

To maintain the effect of the exemption, allowed for "Southern Telecommunications Company" PJSC by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you:

1. Decision on "Southern Telecommunications Company" PJSC`s Bond Issue series 03.
2. Quarterly report of PJSC "Southern Telecommunications Company" (PJSC "UTK") for 3d quarter 2004.
3. Informational reports on the essential facts affecting the issuer's economic and financial activity for the period from 1 July, 2004 to 11 November, 2004 (6 reports).

Yours faithfully,



Andrey A. Litvinov
Deputy General Director

Registered on "______"________________ 2004

state registration number

 □-□□-□□□□□-□-□□□□

 Federal service on financial markets

(name of registration authority)

____

(signature of authorized person)

(seal of registration authority)

DECISION ON BOND ISSUE

Public Joint-Stock Company

"Southern Telecommunications Company"

series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

total amount - 3 500 000 bonds with face value of 1000 rubles each

total par value – 3 500 000 000 (three billion five hundred million) rubles the maturity date - 1, 830th (the one thousand eight hundred and thirtieth) day from the starting date of the bond placement by public offering.

approved by "UTK" PJSC Board of Directors
on June 28, 2004 Minutes № 49 of 28.06.2004
based on the Resolution of "UTK" PJSC Board of Directors on the Bond placement
on June 28, 2004 Minutes № 49 of 28.06.2004

Seat of the company: 66, Karasunskaya Str., Krasnodar 350000
Postal address: 66, Karasunskaya Str., Krasnodar 350000
Phone: (8612) 53-20-56, 53-02-07
Fax: (8612) 53-19-69

"UTK" PJSC General Director (CEO) ______________________________ I. F. Ignatenko
June 28, 2004 Seal

The bond issue is underwritten by a third party in accordance with conditions specified hereinafter

Underwriting agent:
Company with Limited Liability "UTK-Finance"

Director of Company with Limited Liability "UTK-Finance" ________________ I.I. Ignatenko
June 28, 2004 Seal

1. Kind, category (type), series of securities.

Kind of securities: ***bonds***

Series: ***03***

Type: ***interest-bearing***

Full name of the bond issue: ***series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

2. Form of the bonds.

certificated

3. Information on mandatory centralized custody.

The bond issue is subject to mandatory centralized custody.

Depositary:

Full registered name: ***Non-commercial partnership "National Depositary Center"***

Abbreviated name: ***NDC***

Headquarters: ***building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow, 125009***

INN: ***7706131216***

Phone: ***(095) 232-05-27***

License number: ***177-03431-000100***

Date of license registration: ***4.12.2000***

Valid till: ***unlimited***

Registration authority: ***FCSM of Russia***

Series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody are jointly referred to hereinafter as "Bonds" or "Bonds of the issue" and separately – as "Bond' or "Bond of the issue".

The bond issue is certified by a single Certification subject to mandatory centralized custody in the Non-commercial partnership "National Depositary Center" (hereinafter referred to as "NDC" or "Depositary").

Form of the Certification is enclosed in the Exhibit to the present Decision on bond issue and Prospectus on the Bond Issue.

The Certification cannot be handed to Owners of the Bonds. The Bond Owners are not entitled to demand the Certification be handed to them.

Rights on the Bonds and on the Bonds transfer including burden them with obligations are being registered and certified by Non-commercial partnership "National Depositary Center" acting as Depositary and other depositaries being depositors of the Depositary (hereinafter jointly referred to as the "Depositaries").

Rights on the Bonds are being certified by abstracts of depositary accounts given by NDC and depositaries being depositors of NDC to the Holders of Bonds.

Rights on Bonds are considered transferred from the moment of entering by the Depositary or the depositaries being depositors of NDC corresponding record under the depositary account of the purchaser.

Bonds are to be written off the deposit accounts of the Depositary after repayment of all Bonds at execution by the Issuer of the obligations on payment of the coupon income and the Bond face value.

The Certificate shall be cancelled after write-off of all Bonds from accounts of depot of owners and Holders of Bonds in the Depositary.

The order of recording and transferring the rights on documentary securities with the mandatory centralized custody is regulated by the Federal law № 39-FZ "On Securities Market" of April 22, 1996, regulatory documents of the Federal Commission for Securities Market of Russia and internal documents of the Depositaries.

Pursuant to the Law " On Securities Market ":

In case of custody of certificates of pay-to-bearer documentary securities and-or registration of the rights on such securities in the Depositary, the right on pay-to-bearer documentary security shall pass to the purchaser at the moment of making entering record in the account of depot of the purchaser. The rights granted by securities pass to their purchaser from the moment of transition of the rights on these securities.

In case of custody of certificates of pay-to-bearer documentary securities in Depositaries, the rights granted by securities, shall be exercised on the basis of certificates presented by these Depositaries on behalf of the owners, the list of such owners being enclosed. In such case the Issuer ensures exercise of the rights on pay-to-bearer documentary securities to the person specified in this list.

Should the data on the new owner of such security not been presented to the holder of the register of the given issue or the nominal holder of the security by the moment of closing the register for execution of the Issuer's obligations (including acquisition of income and others), execution of obligations in relation to the owner registered in the register at the moment of its closing shall be declared appropriate. The purchaser of the security bears the responsibility for the timely notification.

According to Regulations on depository activity in the Russian Federation, approved by the Decision of the Federal Commission for Securities Market № 36 of October, 16, 1997:

Depositary is obliged to provide custody of securities and (or) registration of rights on securities of each client (depositor) separately from securities of other clients (depositors) of the Depositary, in particular, by opening of the separate account of depot for each client (depositor).

Records made by the Depositary in relation to the rights on securities shall certify the rights on securities if not established otherwise judicially.

Depositary is obliged to make transactions with securities of clients (depositors) only on behalf of these clients (depositors) or the persons authorized by them, including trustees of accounts, and in time, established by the Deposit Agreement. Depositary is obliged to make records under the account of depot of the client (depositor) only at presence of the documents giving grounds for making such records in accordance with the Regulations on depository activity, other normative legal acts and the Deposit Agreement.

The grounds for making records under the account of depot of the client (depositor) are the following:

- order of the client (depositor) or the person authorized by him, including the trustee of the account, meeting the requirements stipulated in the Deposit Agreement;

- if lapse of the right on securities is not a result of civil-law transactions - documents confirming transfer of the rights on securities according to the effective legislation.

Depositary is obliged to register the facts of burden of the securities with a pledge as well as other rights of the third parties in the order stipulated by the Deposit Agreement.

Rights on securities which are registered by the Depositary are deemed transferred from the moment of making the corresponding record in the account of depot of the client (depositor) by the Depositary. However, if there is no such record in the account of depot, the interested person shall be entitled to prove his rights on the securities on the basis of other proofs.

In case of change of the current legislation and-or regulatory documents of the Federal Commission on Securities Market the procedure for record and transfer of the rights on the Bonds will be regulated taking into consideration new requirements of the applied legislation and-or regulatory documents of the Federal Commission on Securities Market.

4. Face value of each Bond of the issue.

1,000 (one thousand) rubles

5. Number of the bonds of the issue

3, 500, 000 (three million five hundred thousand) bonds

The bond issue is not supposed to be placed by tranches.

6. Total number of the bonds of the issue that have already been placed

The bonds of the issue have not been placed previously.

7. Rights granted by each security of the issue to their owners:

The Bonds represent direct and pure obligations of "Southern Telecommunications Company" PJSC (hereinafter referred to as "Issuer").

1. A Bond holder is entitled to get the face value of the Bond when the Bond is retired.

2. A Bond holder is entitled to get the interest of the Bond face value (coupon yield) after completion of each coupon period.

3. In case of non-fulfillment by the Issuer of obligations under Bonds or delay in their fulfillment (including a default, a technical default according to item 9.7. and item 12.2. of the Decision on bond issue and item 9.1.2. e) and item 9.1.2. 3) of the Prospectus on the bond issue) security in the form of underwriting is to be provided. The Underwriter carries liability before Bond owners under obligations of the Issuer to pay total par value of the Bonds amounting to 3.5 (three and a half) billion rubles and the cumulative coupon income under Bonds.

The owner of Bonds is entitled to make claims to the company with limited liability "UTK-Finance" in accordance with the conditions of underwriting specified in item 12.2. of the Decision on bond issue and item 9.1.2. z) of the Prospectus on the bond issue. Rights on the Bond are transferred to the new owner (purchaser) together with all rights provided by the Underwriter.

4. A Bond Owner is entitled to get back his investments in case the bond issue is declared ineffective or invalid.

5. A Bond holder is entitled to demand repayment of Bonds by the Issuer in cases and on terms specified by the Decision on the bond issue and the Prospectus on Bonds.

6. A Bond holder is entitled to exercise other rights provided for by the laws of the Russian Federation.

8. Conditions and Procedure of the bond placement.

8.1. Form of the bond placement.

Public offering

8.2. Terms of the bond placement.

Starting date of the placement, or the procedure of its determination:

The placement of Bonds shall be launched not earlier than two weeks after the disclosure of information on the state registration of the bond issue and provision easy access to the information on the bond issue to be made public in accordance with the Federal law "On Joint –Stock Companies" and other applicable acts of FCSM of Russia to all potential buyers of Bonds in order specified in item 11 of the Decision on bond issue and item 2.9. of the Prospectus on the bond issue.

The specified two-week period shall be reckoned from the publication of the notification in the newspaper "Vedomosti" or "Izvestiya:

Starting date of the Bond placement shall be established by the Issuer after the state registration of the bond issue and brought to the notice of potential buyers of Bonds in the following time:

- *not later than 5 (five) business days prior to the starting date of the placement through publication in the news tapes of the news agencies "Interfax" and "AK&M";*
- *not later than 4 business days prior to the starting date of the placement through publication on the Internet site http://www.stcompany.ru*

Expiry date of the placement, or the procedure of its determination:

Expiry date of the bond placement is one of the following dates that comes first: a) date of the placement of the last Bond of the issue; or b) 10-th (tenth) business day after the starting day of the bond placement.

8.3. Procedure of the bond placement

Procedure and conditions of the conclusion of transactions (procedure and conditions of submission and satisfaction of orders):

During the bond placement transactions will be concluded on the conditions of negotiable transactions in the Stock Market Section of Private Joint –Stock Company "Moscow Interbank Currency Stock Exchange " (hereinafter referred to as MICEX) by satisfying target orders for purchase/sale submitted to the Trading and clearing Systems of MICEX.

The bonds shall be placed through conclusion of transactions of purchase and sale at the bonds' face value (starting from the second day of the bond placement, the buyer of Bonds when concluding transactions of purchase and sale shall pay the accumulated coupon income on Bonds calculated in accordance with the Decision on bond issue and the Prospectus on the bond issue).

The conclusion of transactions on the Bond placement shall begin after the Auction on determination of the first coupon interest rate and end on the expiry date of the Bond placement.

Obligatory condition of Bonds acquisition at their placement is reservation of money resources of the buyer on the account of the Member of the stock market Section on behalf of which the order has been sent, in the MICEX Clearing house. The amount of the reserved money resource should be sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee. The potential buyer of Bonds should also open the account of depot in NDC or Depositary, being the depositor in relation to NDC.

The sold Bonds are to be transferred by the Depositary to the accounts of depot of the bond buyers on the date of conclusion of the transactions.

Conditions and procedure for the bond issue placement:

The Bonds placement is performed by the conclusion of transactions of sale and purchase of Bonds in the MICEX Stock market Section through Trading and clearing Systems of MICEX in compliance with the Securities Trading Rules of MICEX effective as at the bond placement date.

Underwriter acts as an intermediary at the Bonds placement on behalf and at the expense of the Issuer.

Data on the organizer of trade in the equity market:

Full registered name: ***Closed joint-stock company "Moscow Interbank Currency Exchange"***

Abbreviated registered name: ***CJSC "Moscow Interbank Currency Exchange" /MICEX.***

Location: ***13, Bolshoi Kislovskiy per., Moscow***

Postal address: ***13, Bolshoi Kislovskiy per., Moscow, 125009, the Russian Federation***

License №: ***077-05870-000001 for professional activity on organization of trade in the securities market (stock market);***

Date of the license: ***February, 26 2002.***

Valid till: ***without restriction of validity***

Licensing body: ***Federal Commission for Securities Market of Russia.***

The potential buyer of Bonds who is a member of the Stock Market Section of MICEX shall operate independently.

If a potential buyer of the Bonds is not a member of the Stock Market Section of MICEX, he should conclude the contract with any broker being a member of the Stock Market Section of MICEX and instruct him on the Bond acquisition.

The potential buyer of Bonds shall be obliged to open the account of depot in NDC or other Depositary

being the depositor in relation to NDC. The procedure and conditions of opening the accounts of depot are set forth by the Rules of the corresponding depositaries.

Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section among the potential buyers of the Bonds on the starting day of the bond placement. On the date of the Auction the members of the Stock Market Section of MICEX (hereinafter referred to as the Section Members) shall submit target orders for the Bond acquisition with T0 code through the trading system of MICEX in compliance with the Securities Trading Rules of MICEX and other regulatory documents of MICEX both at their own expense and at the expense and on behalf of their client. Time and procedure for submission of orders for participation in the auction on determination of the first coupon interest rate are defined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter. The members of the Stock Market Section of MICEX shall submit orders for the Bond acquisition to the Underwriter.

Each order shall include the interest rate under the first coupon at which potential buyers are ready to acquire the number of Bonds specified in the order. Interest rate on the first coupon specified in the order shall be expressed as annual interest rate to the 100-th share of percent.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall have to reserve money resource, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee.

The orders which do not conform with the above mentioned conditions are not allowed to take part in the Auction.

After the period of submission of the orders for the Auction expires, members of the Stock Market Section of MICEX cannot withdraw the submitted orders.

After the period of submission of the orders for the Auction expires, MICEX shall make a joint register of the submitted orders for the Issuer and/or Underwriter.

The joint register of the submitted orders shall include all terms specified in each order, namely: the price of acquisition, number of securities, date and time of the order's reception as well as the name of the Member of the Section who submitted the order. The joint register of the submitted orders shall be approved by the Financial Consultant in the equity market.

Individual executive body of the Issuer shall make decision on the size of the annual interest rate under the first coupon on the basis of total number of the submitted orders and the interest rates on the first coupon indicated in them. The Issuer shall inform the MICEX about such decision in written form not later than 30 minutes prior to its sending to a news agency. After sending notification on the size of the interest rate under the first coupon to a news agency the Issuer informs the Underwriter about the size of the interest rate under the first coupon. The Underwriter informs all members of the MICEX Stock Market Section about the size of the interest rate under the first coupon fixed by the Issuer using MICEX Trading system by means of e-mail to all members of the MICEX Stock Market Section.

The information on the interest rate under the first coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

After the Issuer fixes the interest rate under the first coupon on the first day of the bond placement the Underwriter on behalf of the Issuer shall satisfy orders for purchase of Bonds on the conditions and in order stated in the Decision on Bond Issue and the Prospectus of Bonds. All transactions of bond sale and purchase during their placement shall be concluded at the price of the Bond par value.

Transactions of sale and purchase of Bonds during the placement shall be concluded only after the Financial Consultant approves the Register of the submitted orders for bonds purchase formed by the MICEX.

During the Auction the Underwriter shall satisfy the orders of the members of the Stock Market Section for Bonds acquisition in ascending order of the interest rate specified in such orders. If the interest rates specified in the orders are equal, they are satisfied on a first-come basis. . If the number of Bonds indicated in the last order exceeds the number of unplaced Bonds, such order shall be satisfied at the amount of the Bonds that have not been placed. The order of the Members of the stock market Section for purchase shall be satisfied provided that the coupon rate specified in it is not higher than the rate on

the first coupon specified in the counter order of the Underwriter. Unsatisfied during the Auction orders for bond purchase of the Members of the stock market Section are to be cancelled.

The interest rate under the first coupon having been fixed and the orders submitted during the Auction having been satisfied, the member of the MICEX Stock Market Section acting on its own behalf and at own expense, or on its own behalf, but for the account and on behalf of the potential buyers who are not the members of the MICEX Stock Market Section may submit orders for purchase of Bonds at the price of 100 percent of the bond par value at any working day during the period of placement with indication of the number of bonds to be acquired.

Starting from the second day of the bond placement, the buyer shall pay accumulated coupon income under the Bonds calculated from the starting date of the Bond placement according to item 15 of the Decision on Bonds Issue and item 2.6 of the Prospectus of the Bonds. Financial Consultant in the equity market shall approve the Register of the submitted orders for bonds purchase formed by the MICEX according to the results of each day of the bond placement. The Register of the submitted orders shall include the terms specified in each order, namely: the price of acquisition, number of securities, date and time of the order's reception as well as the name of the Member of the Section.

Time and procedure for orders' submission shall be established by the Moscow Interbank Stock Exchange as agreed with the Underwriter. The Underwriter shall inform the Members of the Section about the unplaced Bonds on the trading account of the Underwriter through the MICEX trading system by means of offering non-target orders.

The submitted orders for Bonds purchase are satisfied by the Underwriter in full if the number of Bonds indicated in the order does not exceed the number of unplaced Bonds on the trading account of the Underwriter. If the number of Bonds indicated in the order exceeds the number of unplaced Bonds, such order shall be satisfied at the amount of the Bonds that have not been placed. The Underwriter satisfies the orders for the bonds' acquisition on a first-come basis. If the total volume of par value of the bond issue is placed, further orders for bond purchase shall not be accepted.

Obligatory condition of Bonds acquisition at their placement is reservation of money resources of the buyer on the account of the Member of the stock market Section on behalf of which the order has been sent, in the MICEX Clearing house.

Full registered name: *Nonbank credit organization/Closed joint-stock company "Clearing House of Moscow Interbank Currency Exchange"*

Abbreviated registered name*: CJSC RP MICEX*

Location*: building 8, 1/13, Sredniy Kislovskiy per., Moscow, 125 009*

Postal address: *building 8, 1/13, Sredniy Kislovskiy per., Moscow, 125 009*

The amount of the reserved money resource should be sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee. Should the conditions in the orders satisfy the abovementioned requirements, the orders are registered in the Moscow Interbank Stock Exchange and accepted by the Underwriter in the MICEX. The sold Bonds are to be transferred to the accounts of depot of the buyers in NDC or to the accounts of depot of the Depositaries, being the depositor in relation to NDC, on the day of concluding the transaction for purchase and sale.

Upon termination of the bond placement, the Moscow Interbank Stock Exchange makes the Final Register of orders for purchase of securities according to requirements of the Decision of FCSM of Russia № 03-30/ps of 18 June, 2003. The final Register of the orders for purchase of the securities shall be approved by the Financial Consultant. The copy of the Final Register shall be submitted to the registering authority for the state registration of the Report on the results of the bond issue.

The transactions concluded during the bond placement can be changed and/or cancelled for the reasons and in the order stipulated by Article 29 of the Civil Code of the Russian Federation.

The right of priority during the bond placement.

The right of priority is not provided.

The companies participating in the bond placement:

The bond issue is being placed through the Financial Consultant in the stock market:

Full registered name: *Open Joint-Stock Company "Federalnaya Fondovaya Korporatsiya"*

The abbreviated name: *OJSC "FFK"*

TIN: *7706024711*

Location*: 25,Ostozhenka Str., Moscow, 119034*

Number of the license of the professional participant of the stock market (broker): *077-06174-100000*

Date of issue: *August 29, 2003*

Valid till: *unlimited*

Licensing body: *Federal Commission for Securities Market of Russia*

Number of the license of the professional participant of the stock market (dealer): *077-06178-010000*

Date of issue: *August 29, 2003*

Valid till: *unlimited*

Licensing body: *Federal Commission for Securities Market of Russia*

Main functions of the given person: ***renders services of the Financial consultant on the securities market under the Agreement № FK-96-04 of June 04, 2004, namely:***

- ***Assistance in preparation of the Prospectus of the Bonds by the Issuer;***
- ***after appropriate examination and reception of corresponding written statements of the Issuer on reliability and completeness of the information contained in the Prospectus of the Bonds, except for its part to be confirmed by the auditor and-or the appraiser, - signing of the Prospectus of the Bonds as well as the documents which can be needed by the Issuer for the organization of the bonds' circulation and, if applicable, the bonds' placement at the organizers of the trade;***
- ***supervision over the observance of the requirements of the federal laws and other regulatory legislation, including requirements relating to advertising and the procedure for information disclosure, including monitoring of the information disclosure at different stages of the securities' issue, as well as the observance of the terms of the bond placement set forth by the Decision on the Bond issue;***
- ***after due examination, - signing of the Report on the results of the Bond issue;***
- ***consulting the Issuer on the matters relating to preparation of the Decision on the bond issue, the Prospectus of the bonds, Report on the results of the bond issue and other documents on issue, placement and organization of the bonds' circulation as well as on the routine matters during the bonds' issue;***
- ***consulting the Issuer on the matters relating to preparation of the decisions of the Issuer's governing bodies on the bond issue and placement (Decision on the bond placement, Approval of major and related-party transactions, approval of the Decision on the bond issue, approval of the Report on the results of the bond issue, etc.);***
- ***consulting on the Russia legislation relating to issuance of corporate bonds and on its requirements on information disclosure at the securities 'issue.***

Agents of the bond placement:

Full registered name: *Joint-stock commercial bank " ROSBANK " (open joint-stock company)*

Abbreviated name: *OJSC AKB " ROSBANK "*

TIN: *7730060164*

Location: *11, Masha Poryvaeva Str., Moscow, 107078*

Postal address: *mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078*

Number of the license: *№ 177-05721-100000 for broker activity*

Date of issue: *06.11.2001*

Valid till: *unlimited*

Licensing body: *Federal Commission for Securities Market of Russia*

Main Functions of the Agent:

The bond placement is performed by OJSC AKB "ROSBANK" operating on a contractual basis. According to the Agreement the function of the Underwriter is to conclude on behalf of and at the expense of the Issuer transactions on sale of the Issuer's bonds to their first owners.

During the bond placement transactions will be concluded on the conditions of negotiable transactions in the Stock Market Section of MICEX by satisfying target orders for purchase/sale submitted to the Trading and clearing Systems of MICEX.

The submitted orders for Bonds purchase are satisfied by the Underwriter in full if the number of Bonds indicated in the order does not exceed the number of unplaced Bonds. If the number of Bonds indicated in the order exceeds the number of unplaced Bonds, such order shall be satisfied at the amount of the Bonds that have not been placed. At that, during the Auction held in the MICEX stock market section the order of the Members of the stock market Section for purchase shall be satisfied provided that the coupon rate specified in it is not higher than the rate on the first coupon specified by the Issuer's Individual executive body starting from the orders having the minimal value of the interest rate of all submitted orders. If the interest rates specified in the orders are equal, they are satisfied on a first-come basis. If the total volume of par value of the bond issue is placed, further orders for bond purchase shall not be accepted.

Procedure of making an entry record under the account of depot of the first buyer in the Depositary providing centralized custody:

According to Regulations on depository activity in the Russian Federation, approved by the Decision of the Federal Commission for Securities Market № 36 of October, 16, 1997, other legal acts and the Deposit Agreement Depositary is obliged to make records under the account of depot of the client (depositor) only at presence of the documents giving grounds for making such records.

A potential buyer of Bonds is obliged to open an account of depot in NDC or any other Depositary being a depositor of NDC.

The sold Bonds are to be transferred by NDC to the accounts of the buyers on the day of concluding the transaction for purchase and sale.

The entry record under the account of depot of the first buyer in the Depositary is made on the grounds of the orders given by the clearing organization servicing the transactions executed by the MICEX during the bond placement. The placed Bonds are transferred to the accounts of depot of the buyers by the Depositary in accordance with the conditions of realizing clearing activity by the clearing organization and the conditions of realizing depository activity by the Depositary.

8.4. Price of the placement.

During the first and the following days of the bond placement the bonds are to be placed at the price of 100 (one hundred) percent of their face value (one thousand roubles per one Bond).

Starting from the second day of the bond placement, the buyer of Bonds when concluding transactions of purchase and sale shall pay the accumulated coupon income on Bonds calculated from the starting date of the bond placement in accordance with Article 15 of the Decision on the bond issue and Article 2.6. of the Prospectus of the Bonds..

8.5. The right of priority during the bond placement.

The right of priority is not provided.

8.6. Payment of Bonds.

When being acquired bonds shall be paid out in money terms in currency of the Russian Federation by cashless settlement. Payment by installments is not allowed.

Payment by installments:

Payment by installments is not allowed.

Essential elements of the accounts to which payments of bonds are to be transferred:

Holder of account: ***Joint-Stock Commercial Bank "Rosbank " (Open Joint-Stock Company)***

Account number: ***30401810400100000411***

Credit organization:

Full name: ***Nonbank credit organization Closed joint-stock company "Clearing house of the Moscow Interbank Currency Exchange "***

Abbreviated name: ***CJSC "RP MICEX"***

Location: ***building 8, 1/13, Sredniy Kislovskiy per., Moscow, 125009***

Postal address: ***building 8, 1/13, Sredniy Kislovskiy per., Moscow, 125009***

BIC: ***044583505***

Correspondence account: ***30105810100000000505 in OPERU of the Moscow branch of the Bank of Russia***

Other conditions of payment:

The bonds shall be paid out in money terms in currency of the Russian Federation by cashless settlement according to the Rules of the MICEX Stock Market Section.

Starting from the second day of the bond placement, the buyer of Bonds when concluding transactions of purchase and sale shall pay the accumulated coupon income on Bonds (NKD) calculated in accordance with Article 15 of the Decision on the bond issue and Article 2.6. of the Prospectus of the Bonds. Settlement of accounts on the bond placement shall be made on a "delivery against payment" basis. Money resources entered in the account of the Underwriter in the MICEX Clearing house shall be transferred to the account of the Issuer not later than on the next working day after their receipt in the account of the Underwriter in the MICEX Clearing house;

8.7. Share of bonds which if not being placed makes the bond issue frustrated.

Such share is not established.

9. Terms and procedure of Bonds redemption and/or payment of the coupon income on Bonds.

9.1. Form of the bond redemption.

Repayment of Bonds shall be carried out in money terms in currency of the Russian Federation by cashless settlement. Bond Owners are not provided the opportunity to choose the form of the bond redemption.

9.2. Terms and the arrangements of the redemption.

Bonds are to be redeemed by the Payment agent on behalf and at the expense of the Issuer which is:

Full registered name: ***Joint-stock commercial bank " ROSBANK " (open joint-stock company)***

Abbreviated name: ***OJSC AKB " ROSBANK "***

Location: ***11, Masha Poryvaeva Str., Moscow, 107078***

Postal address: ***mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078***

The Issuer is entitled to appoint other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in order and terms specified in Article 11 of the Decision on the bond issue and Article 2.9. of the Prospectus of the Bonds.

Bonds are to be redeemed at their par value on the 1 830th (one thousand eight hundred and thirtieth) day from the starting date of the bonds placement.

If the maturity date happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

Repayment of Bonds shall be carried out in currency of the Russian Federation by cashless settlement in favor of the Bond Holders. It is presumed that nominal holders of the Bonds being depositors of NDC are authorized to receive amounts from the Bond redemption.

Repayment of Bonds is made for the benefit of Holders of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the maturity date (further under the text - " Date of making up a list of owners and nominal Holders of Bonds).

Obligations on Bonds redemption are executed by the Issuer for the benefit of the Bond owners on the basis of the List of owners and/or nominal Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the Maturity Date NDC depositor who is not authorized by the clients to receive amounts from the Bond redemption shall provide NDC with the List of the Bond owners and/or nominal holders of the Bonds including the below mentioned data.

If the Bond Owners who authorized a nominal holder to receive amounts from the Bond redemption are non-residents and-or physical persons, the nominal holder is obliged to specify the following information about such persons in the list of Bond Owners:

- *full name/first name, middle initial, last name the owner of Bonds;*
- *number of the Bonds owned;*
- *full name of the person, authorized to receive the redemption sums under Bonds;*
- *location (or place of registration – for individual persons) and postal address of the Bond Owner including postal code;*
- *essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds;*
- *Tax-payer's Identification number (TIN) of the Bond Owner;*
- *tax status of the Bond Owner.*

If a Bond Owner is a juridical person – non-resident:

- *personal identification number (IIN) – if any.*

If a Bond Owner is a natural person:

- *kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;*
- *number of the certificate of the state retirement insurance of the Bond Owner (if any);*
- *Tax-payer's Identification number (TIN) of the Bond Owner (if any);*
- *date, month and year of birth of the Bond Owner.*

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and/or nominal Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and nominal Holders of Bonds.

If the rights of an owner to Bonds are transferred to a nominal holder and a nominal holder is authorized to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a nominal holder.

If the rights of an owner to Bonds are not transferred to a nominal holder or a nominal holder is not authorized by a Bond owner to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a Bond owner.

Not later than 4 four) working days prior to the Maturity Date NDC provides the Issuer and the Payment agent with the list of owners and/or nominal Holders of the Bonds, made on Date of making up the list of owners and/or nominal Holders of Bonds including the following data:

a) Full name of the person, authorized to receive the redemption sums under Bonds.

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the nominal Holder of Bonds, authorized to receive the sums of repayment under Bonds;

c) Location and postal address of the person, authorized to receive the sums of repayment under Bonds;

d) Essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds, namely:

- Number of the account;

- The name of bank in which the account is open;

- The correspondent account of bank in which the account is open;

- Bank identification code (BIK) and Tax-payer's Identification number (TIN) of the bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of repayment under Bonds;

f) The tax status of the person authorized to receive the sums of repayment under Bonds.

Bond Owners, their authorized persons including depositors of NDC are obliged to provide all necessary information to NDC and independently control the completeness and actuality of the data provided by them to the Depositary, they bear all the risks related to non-provision/untimely provision of such information.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on Bond redemption. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. The Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In such a case obligations of the Issuer are considered executed in full and properly. If the essential elements of bank account and other information necessary for execution by the Issuer of its obligations under Bonds, provided by a Bond owner or Bond Holder or available in the Depositary, do not allow the Payment agent to transfer money resources in due time such delay cannot be considered as a delay of execution of obligations under Bonds, and a Bond owner has no right to claim extra interest or any other compensation for such delay in payment. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

On the basis of the list of Bond Owners and/or nominal Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond redemption amounts.

Not later than 3 (three) working day before the Maturity Date, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of Bonds redemption the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of redemption under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond redemption amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

The Maturity date:

The first day of the Maturity date:

the 1 830th (one thousand eight hundred and thirtieth) day from thestarting date of the bonds placement.

The last day of the Maturity date:

Coincides with the first day of the Maturity date.

9.3. Procedure of calculating income paid under each bond.

Coupon period		Coupon income
Starting date	Expiry date	

1st Coupon: Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section among the potential buyers of the Bonds on the starting day of the bond placement. On the date of the Auction the members of the Stock Market Section of MICEX (hereinafter referred to as the Section Members) shall submit target orders for the Bond acquisition with T0 code through the trading system of MICEX in compliance with the Securities Trading Rules of MICEX and other regulatory documents of MICEX both at their own expense and at the expense and on behalf of their client. Time and procedure for submission of orders for participation in the auction on determination of the first coupon interest rate are defined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter. The members of the Stock Market Section of MICEX shall submit orders for the Bond acquisition to the Underwriter.

Each order shall include the interest rate under the first coupon at which potential buyers are ready to acquire the number of Bonds specified in the order. Interest rate on the first coupon specified in the order shall be expressed as annual interest rate to the 100-th share of percent.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall have to reserve money resource, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee.

The orders which do not conform with the above mentioned conditions are not allowed to take part in the Auction.

After the period of submission of the orders for the Auction expires, members of the Stock Market Section of MICEX cannot withdraw the submitted orders.

After the period of submission of the orders for the Auction expires, MICEX shall make a joint register of the submitted orders for the Issuer and/or Underwriter.

The joint register of the submitted orders shall include all terms specified in each order, namely: the price of acquisition, number of securities, date and time of the order's reception as well as the name of the Member of the Section who submitted the order. The joint register of the submitted orders shall be approved by the Financial Consultant in the equity market.

Individual executive body of the Issuer shall make decision on the size of the annual interest rate under the first coupon on the basis of total number of the submitted orders and the interest rates on the first coupon indicated in them. The Issuer shall inform the MICEX about such decision in written form not later than 30 minutes prior to its sending to a news agency. After sending notification on the size of the interest rate under the first coupon to a news agency the Issuer informs the Underwriter about the size of the interest rate under the first coupon. The Underwriter informs all members of the MICEX Stock Market Section about the size of the interest rate under the first coupon fixed by the Issuer using MICEX Trading system by means of e-mail to all members of the MICEX Stock Market Section.

The information on the interest rate under the first coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the starting date of the second coupon being the 183d day from the first day of the bond placement.	The size of the first coupon income per one Bond is determined according to the following formula: KD = C1*N * (T1 – T0)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C1 - the size of the interest rate of the first coupon, in percentage annual;

		T0 - starting date of the first coupon period; T1 – expiry date of the first coupon period. The size of coupon income for the first coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

2nd **Coupon:** The interest yield for the second coupon will be equal to the interest rate for the first coupon.

Starting date of the second coupon is the 183rd day from the first day of the bond placement.	Expiry date of the second coupon is the starting date of the third coupon being the 366th day from the first day of the bond placement.	The size of the second coupon income per one Bond is determined according to the following formula: KD = C2*N * (T2 – T1)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C2 - the size of the interest rate of the second coupon, in percentage annual; T1 - a launch date of the second coupon period; T2 – an expiry date of the second coupon period. The size of coupon income for the second coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

3rd **Coupon:** The interest rate on the third coupon shall be equal to the interest rate for the first coupon.

Starting date of the third coupon is 366-th day from the first day of the bond placement.	Expiry date of the third coupon is the starting date of the fourth coupon being the 549th day from the first day of the bond placement.	The size of the third coupon income per one Bond is determined according to the following formula: KD = C3*N * (T3 – T2)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C3 - the size of the interest rate of the third coupon, in percentage annual; T2 - starting date of the third coupon period; T3 – expiry date of the third coupon period. The size of coupon income for the third coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

4th **Coupon:** The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fourth coupon shall be

disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fourth coupon is the 549-th day from the first day of the bond placement.	Expiry date of the fourth coupon is the starting date of the fifth coupon being the 732nd day from the first day of the bond placement.	The size of the fourth coupon income per one Bond is determined according to the following formula: KD = C4*N * (T4 – T3)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C4 - the size of the interest rate of the fourth coupon, in percentage annual; T3 - a starting date of the fourth coupon period; T4 – an expiry date of the fourth coupon period. The size of coupon income for the fourth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).the interest rate for the first coupony.

5th Coupon: The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fifth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fifth coupon is 732nd day from the first day of the bond placement.	Expiry date of the fifth coupon is the starting date of the sixth coupon being the 915th day from the first day of the bond placement.	The size of the fifth coupon income per one Bond is determined according to the following formula: KD = C5*N * (T5 – T4)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C5 - the size of the interest rate of the fifth coupon, in percentage annual; T4 - a starting date of the fifth coupon period; T5 – an expiry date of the fifth coupon period. The size of coupon income for the fifth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

6th Coupon: The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the sixth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the sixth coupon is 915-th day from the first day of the bond placement.	Expiry date of the sixth coupon is the starting date of the seventh coupon being the 1 098th day from the first day of the bond placement.	The size of the sixth coupon income per one Bond is determined according to the following formula: KD = C6*N * (T6 – T5)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C6 - the size of the interest rate of the sixth coupon, in percentage annual; T5 - a starting date of the sixth coupon period; T6 – an expiry date of the sixth coupon period. The size of coupon income for the sixth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

7th Coupon: The interest rate on the seventh coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the seventh coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the seventh coupon is 1 098th day from the first day of the bond placement.	Expiry date of the sixth coupon period is the starting date of the eighth coupon being the 1 281st day from the first day of the bond placement.	The size of the seventh coupon income per one Bond is determined according to the following formula: KD = C7*N * (T7 – T6)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C7 - the size of the interest rate of the seventh coupon, in percentage annual; T6 - starting date of the seventh coupon period; T7 – expiry date of the seventh coupon period. The size of coupon income for the seventh coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

8th Coupon: The interest rate on the eighth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the eighth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the eighth coupon is the 1 281st day from the first	Expiry date of the eighth coupon period is the starting date of the	The size of the eighth coupon income per one Bond is determined according to the following formula:

day of the bond placement.	ninth coupon being the 1 464th day from the first day of the bond placement.	KD = C8*N * (T8 – T7)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C8 - the size of the interest rate of the eighth coupon, in percentage annual; T7 - starting date of the eighth coupon period; T8 – expiry date of the eighth coupon period. The size of coupon income for the eighth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

9TH Coupon: The interest rate on the ninth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the ninth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the ninth coupon is the 1 464th day from the first day of the bond placement.	Expiry date of the ninth coupon period is the starting date of the tenth coupon being the 1 647th day from the first day of the bond placement.	The size of the ninth coupon income per one Bond is determined according to the following formula: KD = C9*N * (T9 – T8)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C9 - the size of the interest rate of the ninth coupon, in percentage annual; T8 - starting date of the ninth coupon period; T9 – expiry date of the ninth coupon period. The size of coupon income for the ninth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

10th Coupon: The interest rate on the tenth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the tenth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the tenth coupon is 1647-th day from the first day of the bond placement.	Expiry date of the tenth coupon coincides with the maturity date and is the 1830th day from the first day of the bond placement.	The size of the tenth coupon income per one Bond is determined according to the following formula: KD = C10*N * (T10 – T9) / (365/100 %), Where, KD - size of the coupon income on each Bond .;

		N - face-value of one Bond ; C10 - the size of the interest rate of the tenth coupon, in percentage annual; T9 - starting date of the tenth coupon period; T10 – expiry date of the tenth coupon period. The size of coupon income for the tenth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

9.4. Order and term of payment of the income on bonds including order and term of payment of the income on each coupon period.

Coupon period		**Period(date) of coupon income payment**	**Date of making up the list of Bond owners for payment of coupon income**
Starting date	**Expiry date**		
1st Coupon: Annual interest rate on the first coupon is to be fixed during the auction on the starting day of the bond placement			
Starting date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the starting date of the second coupon being the 183rd day from the first day of the bond placement.	Date of the first coupon income payment is the 183rd day from the first day of the bond placement. If the date of the coupon income payment happens to be week-end, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before the date of payment of the coupon income on Bonds (hereinafter – Date of making a List of Bond owners and/or Bond nominal Holders).
Procedure of Coupon Yield payment: Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bond holder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment. Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. The Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In such a case obligations of the Issuer are considered executed in full and properly. If the essential elements of bank account and other information necessary for execution by the Issuer of its obligations under Bonds, provided by a Bond owner or			

Bond Holder or available in the Depositary, do not allow the Payment agent to transfer money resources in due time such delay cannot be considered as a delay of execution of obligations under Bonds, and a Bond owner has no right to claim extra interest or any other compensation for such delay in payment. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or nominal Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders.

If the Bond Owners who authorized a nominal holder to receive amounts from the Bond redemption are non-residents and-or physical persons, the nominal holder is obliged to specify the following information about such persons in the list of Bond Owners:

- full name/first name, middle initial, last name the owner of Bonds;
- number of the Bonds owned;
- full name of the person, authorized to receive the redemption sums under Bonds;
- location (or place of registration – for individual persons) and postal address of the Bond Owner including postal code;
- essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds;
- Tax-payer's Identification number (TIN) of the Bond Owner;
- tax status of the Bond Owner.

If a Bond Owner is a juridical person – non-resident:

- personal identification number (IIN) – if any.

If a Bond Owner is a natural person:

- kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;
- number of the certificate of the state retirement insurance of the Bond Owner (if any);
- Tax-payer's Identification number (TIN) of the Bond Owner (if any);
- date, month and year of birth of the Bond Owner.

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and nominal Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and nominal Holders of Bonds.

If the rights of an owner to Bonds are transferred to a nominal holder and a nominal holder is authorized to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a nominal holder.

If the rights of an owner to Bonds are not transferred to a nominal holder or a nominal holder is not authorized by a Bond owner to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a Bond owner.

Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and nominal Holders of the Bonds, made on the Date of making up the list of owners and nominal Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the coupon income sums under Bonds.

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the nominal Holder of Bonds, authorized to receive the sums of coupon income under Bonds;

c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds;

d) Essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely:

- Number of the account;
- The name of the bank in which the account is open;
- The correspondent account of the bank in which the account is open;
- Bank identification code (BIK) and Tax-payer's Identification number (TIN) of the bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds;

f) The tax status of the person authorized to receive the sums of coupon income under Bonds.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data.

On the basis of the list of Bond Owners and nominal Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts.

Not later than 3 (three) working day before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

2nd Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon

Starting date of the second coupon is the 183rd day from the first day of the bond placement.	Expiry date of the second coupon is the starting date of the third coupon period being the 366th day from the first day of the bond placement.	Date of the second coupon income payment is the 366th day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the second coupon income payment is the same as that of the first coupon income payment.			

3rd Coupon: The interest yield for the third coupon will be equal to the interest rate for the first coupon.

Starting date of the third coupon is the 366th day from the first day of the bond placement.	Expiry date of the third coupon is the starting date of the fourth coupon period being the 549th day from the first day of the bond placement.	Date of the third coupon income payment is the 549th day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment

		due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the third coupon income payment is the same as that of the first coupon income payment.			

4th Coupon: The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fourth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fourth coupon is the 549th day from the first day of the bond placement.	Expiry date of the fourth coupon is the starting date of the fifth coupon period being the 732nd day from the first day of the bond placement.	Date of the fourth coupon income payment is the 732nd day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5th Coupon: The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fifth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fifth coupon is the 732nd day from the first day of the bond placement.	Expiry date of the fifth coupon is the starting date of the sixth coupon period being the 915th day from the first day of the bond placement.	Date of the fifth coupon income payment is the 915th day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6th **Coupon:** The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the sixth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the sixth coupon is the 915th day from the first day of the bond placement.	Expiry date of the sixth coupon is the starting date of the seventh coupon period being the 1 098th day from the first day of the bond placement.	Date of the sixth coupon income payment is the 1 098th day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the sixth coupon income payment is the same as that of the first coupon income payment			

7th **Coupon:** The interest rate on the seventh coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the seventh coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the seventh coupon is the 1 098th day from the first day of the bond placement.	Expiry date of the seventh coupon is the starting date of the eighth coupon period being the 1 281st day from the first day of the bond placement.	Date of the seventh coupon income payment is the 1 281st day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the seventh coupon income payment is the same as that of the first coupon income payment			

8th **Coupon:** The interest rate on the eighth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the eighth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the eighth coupon is the 1 281st day from the	Expiry date of the eighth coupon is the starting date of the ninth	Date of the eighth coupon income payment is the 1 464th day from the first	Payment of the coupon income on bonds are made for the benefit of

first day of the bond placement.	coupon period being the 1 464th day from the first day of the bond placement.	day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the eighth coupon income payment is the same as that of the first coupon income payment			

9th Coupon: The interest rate on the ninth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the ninth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the ninth coupon is the 1 464th day from the first day of the bond placement.	Expiry date of the ninth coupon is the starting date of the tenth coupon period being the 1 647th day from the first day of the bond placement.	Date of the ninth coupon income payment is the 1 647th day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the ninth coupon income payment is the same as that of the first coupon income payment			

10th Coupon: The interest rate on the tenth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the tenth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the tenth coupon is the 1 647th day from the first day of the bond placement.	Expiry date of the tenth coupon coincides with the maturity date and is the 1830th day from the first day of the bond placement.	Date of the tenth coupon income payment is the 1 830th day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.

		delay of payment.	
Procedure of coupon income payment: Procedure of the tenth coupon income payment is the same as that of the first coupon income payment			

9.5. Possibility and conditions of Bond redemption before maturity.

Bond redemption before maturity is not provided.

9.6. Data on Payment Agents

Coupon (interest) yield and the redemption sums under the Bonds shall be paid by the Issuer through its Payment agent.

Full registered name: ***Joint-stock commercial bank " ROSBANK " (open joint-stock company)***

Abbreviated name: ***OJSC AKB " ROSBANK "***

Location: ***11, Masha Poryvaeva Str., Moscow, 107078***

Postal address: ***11, Masha Poryvaeva Str., Moscow, 107078***

Date of the General license for realizing banking transactions: ***January 27, 2003***

Number of the License: *2272*

The licensing body: ***Central Bank of the Russian Federation (Bank of Russia)***

Functions of the Payment agent:

A Payment agent operates under the Agreement "On Payment Agent" with the Issuer. Pursuant to the Agreement the payment agent is obliged:

1. To transfer money on behalf and at the expense of the Issuer to the persons specified in the List of Bond owners and Holders entitled to receive coupon income/amounts of repayment as well as to consult the Issuer on its request on preparation of documents necessary for execution by the Issuer of its obligations on coupon income payments and repayment of the bond issue par value.

2. To inform the Issuer on the made payments within 1 (one) working day from the date of coupon income or redemption sums payment.

The Issuer is entitled to appoint additional and other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

9.7. Description of actions of the Bond owners in case the Issuer fails to execute its obligations under bonds as well as procedure of disclosing the information on default or undue execution of obligations on repayment and payment of income under bonds.

In compliance with articles 810 and 811 of the Civil Code of Russia, the Issuer is obliged to repay the bond face value to the owners at redemption and to pay the coupon yield under the Bonds in time and order prescribed by the terms and conditions of the Decision on the Bonds issue and the Prospectus on the bond issue.

Default of obligations of the Issuer under Bonds is the essential breach of the conditions of the concluded contract of debt (default) in case of:

- ***Delay in execution of the obligation on payment of the next interest (coupon) payment under the Bond for the term of more than 7 days or refusal to fulfill the specified obligation;***
- ***Delay in execution of the obligation on payment of the sum of the basic debt under the Bond for the term of more than 30 days or refusal to fulfill the specified obligation.***

Execution of the corresponding obligations with delay, however during the above-stated periods, makes a technical default.

In case of default or technical default under Bonds owners and-or nominal holders of Bonds are entitled to appeal to the person giving security for Bond issue ("Underwriter") under the conditions of irrevocable offer on the conclusion of the contract of guarantee for the purposes of the Bond Issue.

In case of default or technical default under Bonds, execution of obligations of the Issuer before the owners of Bonds on payment of Bond par value and-or the coupon income under Bonds is provided by the Company with limited liability "UTK-Finance" (hereinafter referred to as "Underwriter") in the order stated in item 12.2. of the Decision on bond issue and item 56.14. of the Prospectus on the bond issue.

In case of default or technical default the Issuer is obliged to disclose the following information:

- Volume of not executed obligations;

- The reason of default of obligations;

- Possible actions of the owners of Bonds on satisfaction of their claims.

According to the Item 395 of the Civil Code of the Russian Federation, in case of default or technical default under Bonds the Issuer shall pay interest for failure to pay the amounts in time to owners of Bonds simultaneously with payment of the due sums.

In case of non-execution or undue execution of obligations under the Bonds by the Issuer (including default or technical default), Owners of Bonds can address the court with a claim against the Issuer. In case of non-execution or undue execution of obligations by the Underwriter, Owners of Bonds can file a claim against the Issuer and/or the Underwriter. Owners of Bonds - natural persons can go to the court of the general jurisdiction at the place of the sued party's location, legal persons and individual businessmen - owners of Bonds, can go to the Arbitration court. The Issuer and-or the Underwriter can be sued in the court of general jurisdiction or arbitration court within general limitation period of 3 years.

10. Data on bonds' acquisition.

1. The Issuer is entitled to buy Bonds from their owners with a possibility of their further circulation till the maturity date.

Bond acquisition by the Issuer cannot start before the date of the state registration of the Report on results of Bond Issue.

The Issuer undertakes to acquire all Bonds on demand of owners of Bonds, who submitted orders for Bonds acquisition following the procedure prescribed by the Decision on bond issue and the Prospectus of Bonds, within the last 5 (five) days of the third coupon period under Bonds (hereinafter referred to as - "the first period of submission of orders for the bond acquisition by the Issuer") or the sixth coupon period (hereinafter referred to as - "the second period of submission of orders for the bond acquisition by the Issuer". The first and the second periods of submission of orders for the bond acquisition by the Issuer are hereinafter referred to as the Periods of submission of orders for the bond acquisition by the Issuer").

The Issuer shall acquire the Bonds in the MICEX Stock market Section through Trading and clearing Systems of MICEX in compliance with the Securities Trading Rules of MICEX and other regulatory documents of MICEX effective.

In case of reorganization, liquidation of the Moscow Interbank Stock Exchange or if the Bonds' acquisition by the Issuer through the Moscow Interbank Stock Exchange in the order stipulated by the Decision on the bond issue and the Prospectus of the bonds, does not meet the requirements of the applicable legislation of the Russian Federation, the Issuer shall make a decision on the organizer of trade in the equity market through which the Issuer will conclude transactions on the Bonds' acquisition.

In that case the Issuer shall acquire the Bonds in accordance with the regulatory documents regulating activity of such organizer of trade in the equity market. Simultaneously with the notice of the Decision on definition of the interest rates of the fourth, fifth, and sixth coupons and-or the notice of the Decision on definition of the interest rates of the seventh, eighth, ninth and tenth coupons the Issuer shall publish the information about the organizer of trade in the equity market through which the Issuer

will conclude transactions on the bonds' acquisition. The information should include:

- *full and abbreviated names of the organizer of trade in the equity market;*
- *its location;*
- *data on the license: number, date of issue, validity, issuing authority;*
- *procedure for the bonds acquisition according to the rules of the organizer of trade.*

The Issuer shall acquire Bonds on demand of owners of Bonds in the following order:

a) During the period of time starting from the 1-st (First) day of the corresponding Period of submission of orders for the bond acquisition by the Issuer and ending on the last day of the given Period of submission of orders for the bond acquisition by the Issuer the owner of Bonds shall send a notice in writing to the Agent of the Issuer (OJSC AKB " ROSBANK ") on intention to sell to the Issuer the certain number of Bonds on the conditions stated in the Decision on bond issue and the Prospectus of Bonds according to the form specified in subitem "d" of the present item (hereinafter referred to as - "Notice"). The notice should be received in any of the days included in the corresponding Period of submission of orders for the bond acquisition by the Issuer. The notice can be send by registered mail or urgent express service to the address: m/b 208, 11, Masha Poryvaeva str., Moscow, 107078 for the Securities Department. The notice should also be send to the Agent of the Issuer by fax (095) 7252405 for the Securities Department in any of the working days included in the corresponding Period of submission of orders for the bond acquisition by the Issuer.

The notice is considered received by the Agent: if delivered by registered mail or handed personally - from the date of the mark about delivery of the original to the addressee, if delivered by fax - from the moment the sender's fax machine receive the confirmation about reception of the Notice by the addressee.

b) Bonds shall be acquired by the Issuer at the date of acquisition which is to be determined as follows (hereinafter referred to as - " Date of acquisition"):

Date of acquisition of the bonds, orders for which were submitted during the first period of submission of orders for the bond acquisition, is the 5-th (Fifth) working day from the date of the third coupon payment.

Transactions of sale and purchase of Bonds shall be concluded at the price (hereinafter referred to as - " the Price of acquisition ") of 100 (one hundred) percent of the bond par-value. The price of acquisition being 100 (one hundred) percent of the Bond face-value does not include the sum of the accumulated coupon income under Bonds as at the Date of acquisition (NKD) to be calculated according to item 15 of the Decision on bond issue and item 10.10 of the Prospectus of Bonds and paid in addition.

Date of acquisition of the bonds, orders for which were submitted during the second period of submission of orders for the bond acquisition, is the 5-th (Fifth) working day from the date of the sixth coupon payment.

Transactions of sale and purchase of Bonds shall be concluded at the price (hereinafter referred to as - " the Price of acquisition ") of 100 (one hundred) percent of the bond par value. The price of acquisition being 100 (one hundred) percent of the Bond face-value does not include the sum of the accumulated coupon income under Bonds as at the Date of acquisition (NKD) to be calculated according to item 15 of the Decision on bond issue and item 10.10. of the Prospectus of Bonds and paid in addition.

c) After sending the Notice specified in subitem "a" of item 9.1.2. of the Prospectus on the bond issue and subitem "a" of item 10 of the Decision on bond issue the owner of Bonds being a Member of the MICEX Stock market Section, or a broker - Member of the MICEX Stock market Section operating on behalf and at the expense of the owner of Bonds not being the Member of the MICEX Stock market Section, submits the target order for sale of Bonds through the Trading System of the MICEX Stock market Section according to the MICEX Trading Rules and other bylaws of the MICEX Stock market Section(hereinafter referred to as - " Rules of the Section ") to the Agent of the Issuer being a member of the MICEX Stock market Section, with indication of the price determined in subitem "b" of the

present item, number of Bonds to be sold by the owner of Bonds and T0 accounting code.

The order shall be submitted to the Trading System from 11:00 a.m. to 03:00 p.m. Moscow time on the corresponding Date of acquisition of Bonds. The number of Bonds specified in the order shall not exceed the number of Bonds specified in the Notice sent by the owner of Bonds according to item 9.1.2. of the Prospectus on the bond issue and item 10 of the Decision on bond issue.

If the owner of Bonds is not a Member of the MICEX Stock market Section, he shall conclude the corresponding Agreement with any broker being a Member of the MICEX Stock market Section and give the specified broker instructions on sale of Bonds.

According to the conditions of Bonds acquisition by the Issuer the extract from the Register of the trades made up as corresponding appendix to the MICEX Trading Rules and certified by the MICEX authorized signature shall be considered sufficient evidence of submitting the order for sale of Bonds.

d) The notice on the intention of the owner of Bonds to sell to the Issuer a certain number of Bonds shall be made under the following form:

Hereby ___________________ (First name, middle initial, last name of the owner of Bonds - for the natural person, full name of the owner of Bonds - for the legal person) notifies on the intention to sell to Public joint-stock company " Southern telecommunications company " series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, state registration number ___________, owned by _________________ (First name, middle initial, last name of the owner of Bonds - for the natural person, full name of the owner of Bonds - for the legal person) according to the conditions set forth in the Prospectus of Bonds and Decisions on the bond issue.

____

First name, middle initial, last name of the owner of Bonds - for the natural person, full name of the owner of Bonds - for the legal person:

____

Number of Bonds offered for sale (figures and in words).

____

The name of the Member of the MICEX Stock market Section who on behalf and at the expense of the owner of Bonds will submit the order for sale of Bonds to the Agent of the Issuer in the MICEX Trading System, on the corresponding Date of acquisition of Bonds (if the owner of Bonds is not a Member of the MICEX Stock market Section)

____

The signature of the owner of Bonds

Seal of the owner of Bonds - for the legal person.

e) Transactions on the Bonds' acquisition by the Issuer shall be concluded in the MICEX Stock market Section according to the MICEX Trading Rules. Not later than at 17:30 Moscow time on the Date of acquisition the Issuer undertakes to conclude transactions with the owners of Bonds being Members of the MICEX Stock market Section, or the brokers - Members of the MICEX Stock market Section operating on behalf and at the expense of the Bonds owners not being Members of the MICEX Stock market Section by sending counter target orders to the orders submitted in compliance with item 10 of the Decision on the bond issue and item 9.1.2. of the Prospectus of the Bonds and kept in the trading system of MICEX by the moment of making the transaction.

If the bonds of the issue are acquired by the Issuer, they are to be transferred to the emissive account of depot of the Issuer in NDC.

Later, the Bonds acquired by the Issuer can circulate in the secondary market (provided all provisions of the applicable legislation of the Russian Federation are being observed by the Issuer).

Date of Bond acquisition or the procedure of its determination:

Date of Bond acquisition by the Issuer can not be prior to the date of the state registration of the Report on the results of the bond issue by the Federal Commission for Securities Market of Russia and the starting date of the secondary circulation of the Bonds.

Bonds shall be acquired by the Issuer on the Date of acquisition which is to be determined as follows:

Date of acquisition of the bonds, orders for which were submitted during the first period of submission of orders for the bond acquisition, is the 5-th (Fifth) working day from the date of the third coupon payment. Transactions of sale and purchase of Bonds shall be concluded at the price (hereinafter referred to as - " the Price of acquisition ") of 100 (one hundred) percent of the bond par value. The price of acquisition being 100 (one hundred) percent of the Bond face-value does not include the sum of the accumulated coupon income under Bonds as at the Date of acquisition (NKD) to be calculated according to item 15 of the Decision on bond issue and item 10.10 of the Prospectus of Bonds and paid in addition.

Date of acquisition of the bonds, orders for which were submitted during the second period of submission of orders for the bond acquisition, is the 5-th (Fifth) working day from the date of the sixth coupon payment. Transactions of sale and purchase of Bonds shall be concluded at the price (hereinafter referred to as - " the Price of acquisition ") of 100 (one hundred) percent of the bond par-value. The price of acquisition being 100 (one hundred) percent of the Bond face-value does not include the sum of the accumulated coupon income under Bonds as at the Date of acquisition (NKD) to be calculated according to item 15 of the Decision on bond issue and item 10.10. of the Prospectus of Bonds and paid in addition.

Procedure of disclosing the information on Bond acquisition upon request of the Bond Owners:

Not later than 10 (ten) working days before the date of the third coupon income payment the Issuer shall take a decision on determination of the size of interest rates under the fourth, fifth and sixth coupons and publish a notice on such a decision in order and terms specified in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the Bonds;

Not later than 10 (ten) working days before the date of the sixth coupon income payment the Issuer shall take a decision on determination of the size of interest rates under the seventh, eighth, ninth and tenth coupons and publish a notice on such a decision in order and terms specified in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the Bonds;

The Issuer discloses the information on terms of execution of obligations by the Issuer on the Bonds acquisition in order and terms specified in item 11 of the Decision on the bond issue and item 2.9 of the Prospectus of the Bonds.

2. The Issuer can acquire the Bonds under the agreement with their owner (owners) for their further circulation till the maturity date. The Issuer can purchase the Bonds only after the date of the state registration of the Report on the results of the Bond issue. The Issuer is entitled to buy the Bonds of the present issue through the conclusion of transactions of sale and purchase of the Bonds with their owners according to the legislation of the Russian Federation on the basis of public irrevocable offers of the Issuer published in mass media.

The Issuer can make separate decisions on purchase of Bonds under arrangement with their owners. Such decision is accepted by the Issuer's Board of Directors with determination of the price, term and procedure for the Bonds acquisition. The information on the accepted decision on purchase of Bonds shall be disclosed by the Issuer in the following time from the date of drawing up the Minutes of the meeting of the Board of Directors of the Issuer which approved the decision on purchase of the Bonds:

- *in the news tapes of «Interfax» and «AK&M» – within 1 day;*
- *in the Internet site www.stcompany.ru – within 3days;*

- *in the newspapers "Vedomosti" or "Izvestiya" - not later than 5 (five) days from the date of drawing up the Minutes of the meeting of the Board of Directors of the Issuer which approved the decision on purchase of the Bonds;*
- *in the "Supplement to the Bulletin of the FCSM of Russia",*

but not later than 7 (seven) days prior to the starting date of the bonds' acquisition fixed by the Issuer's Board of Directors.

The notice of the approved decision on the Bonds acquisition should include the following information:

- *date of the meeting of the Issuer's Board of Directors which approved the decision on the bonds acquisition;*
- *number and date of drawing up the Minutes of the meeting of the Issuer's Board of Directors which approved the decision on the bonds acquisition;*
- *series and form of the Bonds, state registration number and date of the state registration of the Bond issue;*
- *number of the Bonds to be acquired;*
- *period during which a Bond owner can send to the Issuer's Agent a written notice of intention to sell to the Issuer a certain number of Bonds under conditions established in the Issuer's decision on the Bonds acquisition and published in mass media;*
- *starting date of the Bonds acquisition by the Issuer;*
- *expiry date of the Bonds acquisition by the Issuer;*
- *price of the Bonds acquisition and procedure for its determination;*
- *procedure for the Bonds acquisition;*
- *form and term of payment;*
- *name of the Agent authorized by the Issuer to acquire (repay) Bonds, its location, data on its license of the professional participant of the equity market.*

The notice should be published in the Internet site www.stcompany.ru and in the newspapers "Vedomosti" or "Izvestiya" only after its publication in the news tapes.

Simultaneously with the notice of the approved decision on the Bonds acquisition by the Issuer under arrangement with their owners, public irrevocable offer containing all essential provisions of the transaction of sale and purchase of the Bonds should be published in the same organ. The offer should demonstrate the Issuer's willingness to buy the Bonds under the conditions specified in the publication from any owner of the Bonds who has expressed the wish to accept the offer.

Later, the Bonds acquired by the Issuer can circulate in the secondary market (provided all provisions of the applicable legislation of the Russian Federation are being observed by the Issuer).

Procedure of disclosing the information on Bond acquisition under arrangement with the Bond Owners:

The information about the accepted decision on purchase of Bonds under arrangement with their owners shall be disclosed by the Issuer in the following time from the date of drawing up the Minutes of the meeting of the Board of Directors of the Issuer which approved the decision on purchase of the Bonds:

- *in the news tapes of «Interfax» and «AK&M» – within 1 day;*
- *in the Internet site www.stcompany.ru – within 3days;*
- *in the newspapers "Vedomosti" or "Izvestiya" - not later than 5 (five) days from the date of drawing up the Minutes of the meeting of the Board of Directors of the Issuer which approved the decision on the Bonds acquisition;*

but not later than 7 (seven) days prior to the starting date of the bonds' acquisition fixed by the Issuer's Board of Directors.

The notice of the approved decision on the Bonds acquisition should include the following information:

- *date of the meeting of the Issuer's Board of Directors which approved the decision on the bonds acquisition;*
- *number and date of drawing up the Minutes of the meeting of the Issuer's Board of Directors which approved the decision on the bonds acquisition;*
- *series and form of the Bonds, state registration number and date of the state registration of the Bond issue;*
- *number of the Bonds to be acquired;*
- *period during which a Bond owner can send to the Issuer's Agent a written notice of intention to sell to the Issuer a certain number of Bonds under conditions established in the Issuer's decision on the Bonds acquisition and published in mass media;*
- *starting date of the Bonds acquisition by the Issuer;*
- *expiry date of the Bonds acquisition by the Issuer;*
- *price of the Bonds acquisition and procedure for its determination;*
- *procedure for the Bonds acquisition;*
- *form and term of payment;*
- *name of the Agent authorized by the Issuer to acquire (repay) Bonds, its location, data on its license of the professional participant of the equity market.*

The notice should be published in the Internet site www.stcompany.ru and in the newspapers "Vedomosti" or "Izvestiya" only after its publication in the news tapes.

Simultaneously with the notice of the approved decision on the Bonds acquisition by the Issuer under arrangement with their owners, public irrevocable offer containing all essential provisions of the transaction of sale and purchase of the Bonds should be published in the same organ. The offer should demonstrate the Issuer's willingness to buy the Bonds under the conditions specified in the publication from any owner of the Bonds who has expressed the wish to accept the offer.

After the fixed term of the Bonds acquisition expires, the Issuer shall publish information on the term of execution of obligations.
The said information shall be published:

- *in the news tapes of «Interfax» and «AK&M» – within 1 day;*
- *in the Internet site www.stcompany.ru – within 3days;*
- *in the newspapers "Vedomosti" or "Izvestiya" – within 5 (five) days;*
- *in the "Supplement to the Bulletin of the FCSM of Russia",*

11. Procedure of disclosing the information on the Bond Issue by the Issuer.

The Issuer discloses information at each stage of the bond issue as well as in the form of notices of material facts in order established by the Federal law «On Equity Market » № 39-FZ of 22.04.1996, the Federal law «On Joint –Stock Companies» №208-FZ of 26.12.95, Provisions on disclosure of information by Issuers approved by the Federal Commission for Securities' Market of Russia № 03-32/ps of July 2, 2003 (hereinafter referred to as – "Provisions") in order and terms stipulated by the Decision on the securities issue and the Prospectus of the securities. If at the moment of the occurrence of the fact about which the Issuer should disclose information in compliance with the effective federal laws, normative legal acts of the federal body on the equity market, procedure and terms of disclosing information about such fact different from those stipulated by the Decision on the securities issue and the Prospectus of the securities, were established, then the information about such fact shall be disclosed in order and terms stipulated by the federal laws and normative legal acts of the federal body on the equity market, effective at the moment of the occurrence of the fact.

1. The Issuer shall make publication about the decision on the Bond placement in the following time from the date of drawing up the Minutes of the meeting of the Issuer's authorized body which approved the decision on the Bond placement:

- *in the news tapes of «Interfax» and «AK&M» – within 1 day;*
- *in the Internet site www.stcompany.ru – within 3days;*
- *in the newspapers "Vedomosti" or "Izvestiya" - within 5 (five) days;*
- *in the "Supplement to the Bulletin of the FCFM of Russia".*

2. The Issuer shall make publication about the decision on the securities issue in the following time from the date of drawing up the Minutes of the meeting of the Issuer's authorized body which approved the decision on the securities issue:

- *in the news tapes of «Interfax» and «AK&M» – within 1 day;*
- *in the Internet site www.stcompany.ru – within 3days;*
- *in the newspapers "Vedomosti" or "Izvestiya" - within 5 (five) days;*
- *in the "Supplement to the Bulletin of the FCFM of Russia".*

3. After the state registration of the Bond issue the Issuer shall publish a notice of the state registration of the Bond issue and the procedure for access to the information about the securities' issue in the following time from the date of the state registration of the Bond issue:

in the news tapes of «Interfax» and «AK&M» – within 3 days;
in the Internet site www.stcompany.ru – within 3days;
in the newspapers "Vedomosti" or "Izvestiya" - within 5 (five) days;
in the "Supplement to the Bulletin of the FCFM of Russia".
The notice should be published in the Internet site www.stcompany.ru and in the newspapers "Vedomosti" or "Izvestiya" only after its publication in the news tapes.

Within three days from the date of the state registration of the Bond issue the Issue shall publish the text of the registered Prospectus of the Bonds on the Internet site www.stcompany.ru.
The text of the registered Prospectus of the Bonds should be available in the Internet from the date of its publication in the Internet site www.stcompany.ru till the expiry of 6 months from the date of publication of the registered Report on the results of the bond issue in the Internet site www.stcompany.ru

4. The starting date of the Bond placement shall be determined by the Issuer after the state registration of the bond issue and published in the following terms:

in the news tapes of «Interfax» and «AK&M» – not later than 5 days prior to the starting date of the bond placement;
in the Internet site www.stcompany.ru – not later than 4 days prior to the starting date of the bond placement;

5. The Issuer shall publish a notice of the bond placement completion in the following terms from the expiry date of the bond placement:

in the news tapes of «Interfax» and «AK&M» – within 1 day;
in the Internet site www.stcompany.ru – within 3days;
in the newspapers "Vedomosti" or "Izvestiya" - within 5 (five) days;
in the "Supplement to the Bulletin of the FCFM of Russia".

6. After the state registration of the Report on the results of the Bond issue the Issuer shall publish a notice of the state registration of the Report on the Bond issue in the following time from the date of the state registration of the Report on the Bond issue:

in the news tapes of «Interfax» and «AK&M» – within 3 days;
in the Internet site www.stcompany.ru – within 3days;
in the newspapers "Vedomosti" or "Izvestiya" - within 5 (five) days;

in the "Supplement to the Bulletin of the FCFM of Russia".

Within three days from the date of the state registration of the Report on the Bond issue the Issuer shall publish the text of the registered of the Report on the Bond issue on the Internet site www.stcompany.ru.

The text of the registered Report on the Bond issue shall be available in the Internet site www.stcompany.ru till the expiry of 6 months from the date of its publication in the Internet site www.stcompany.ru

7. After summing up the results of the Auction on determination of the first coupon interest rate individual executive body of the Issuer takes a decision on the size of the first coupon interest rate. The Issuer shall publish information on the taken decision in the following time from the date of taking a decision on determination of the size of the first coupon interest rate:

in the news tapes of the information agencies «Interfax» and «AK&M» – within 1 day;
in the Internet site www.stcompany.ru – within 3days;
in the newspapers "Vedomosti" or "Izvestiya" - within 5 (five) days;
in the "Supplement to the Bulletin of the FCFM of Russia".

8. The Issuer shall inform the MICEX about its decision on the size of the first coupon interest rate in written form not later than 30 minutes prior to its sending to a news agency. After sending notification on the size of the interest rate under the first coupon to a news agency the Issuer informs the Underwriter about the size of the interest rate under the first coupon. The Underwriter informs all members of the MICEX Stock Market Section about the size of the interest rate under the first coupon fixed by the Issuer using MICEX Trading system by means of e-mailing to all members of the MICEX Stock Market Section.

9. After ending of each coupon period the Issuer shall disclose information on the terms of execution of obligations on the coupon income payment under the bonds in the following time from the dates on which the Issuer's obligations on the coupon income payment are to be executed:

in the news tapes of the information agencies «Interfax» and «AK&M» – within 1 day;
in the Internet site www.stcompany.ru – within 3days;
in the newspapers "Vedomosti" or "Izvestiya" - within 5 (five) days;
in the "Supplement to the Bulletin of the FCFM of Russia".

10. The interest rate on the fourth, fifth and sixth coupons shall be fixed by the Issuer not later than 10 (ten) business days prior to the date of the third coupon payment. The Issuer shall publish information on the taken decision in the following time from the date of taking decision on determination of the size of the interest rate under the fourth, fifth and sixth coupons:

in the news tapes of the information agencies «Interfax» and «AK&M» – within 1 day;
in the Internet site www.stcompany.ru – within 3days;
in the newspapers "Vedomosti" or "Izvestiya" - within 5 (five) days;
in the "Supplement to the Bulletin of the FCFM of Russia".

11. The interest rate on the seventh, eighth, ninth and tenth coupons shall be fixed by the Issuer not later than 10 (ten) business days prior to the date of the sixth coupon payment. The Issuer shall publish information on the taken decision in the following time from the date of taking decision on determination of the size of the interest rate under the seventh, eighth, ninth and tenth coupons:

in the news tapes of the information agencies «Interfax» and «AK&M» – within 1 day;
in the Internet site www.stcompany.ru – within 3days;
in the newspapers "Vedomosti" or "Izvestiya" - within 5 (five) days;
in the "Supplement to the Bulletin of the FCFM of Russia".

12. After the maturity date the Issuer shall disclose information on the terms of execution of obligations on the bonds redemption in the following time from the maturity date:

in the news tapes of the information agencies «Interfax» and «AK&M» – within 1 day;
in the Internet site www.stcompany.ru – within 3days;
in the newspapers "Vedomosti" or "Izvestiya" - within 5 (five) days;
in the "Supplement to the Bulletin of the FCFM of Russia".

13. In case of default or technical default of the Issuer's obligations on Bonds the Issuer shall disclose the following information:

- Volume of not executed obligations;

- Reason of default of obligations;

- List of possible actions of Bond owners aimed at satisfaction of their demands.

in the following time from the date on which the Issuer's obligations are to be executed:

in the news tapes of the information agencies «Interfax» and «AK&M» – within 1 day;
in the Internet site www.stcompany.ru – within 3days;
in the newspapers "Vedomosti" or "Izvestiya" - within 5 (five) days;
in the "Supplement to the Bulletin of the FCFM of Russia".

14. The information about the approved by the Board of Directors decision on purchase of Bonds under arrangement with their owners shall be disclosed by the Issuer in the following time from the date of drawing up the Minutes of the meeting of the Board of Directors of the Issuer which approved the decision on the Bonds acquisition:

- *in the news tapes of «Interfax» and «AK&M» – within 1 day;*
- *in the Internet site www.stcompany.ru – within 3days;*
- *in the newspapers "Vedomosti" or "Izvestiya" - not later than 5 (five) days from the date of drawing up the Minutes of the meeting of the Board of Directors of the Issuer which approved the decision on the Bonds acquisition;*

but not later than 7 (seven) days prior to the starting date of the bonds' acquisition fixed by the Issuer's Board of Directors.

The notice of the approved decision on the Bonds acquisition should include the following information:

- *date of the meeting of the Issuer's Board of Directors which approved the decision on the bonds acquisition;*
- *number and date of drawing up the Minutes of the meeting of the Issuer's Board of Directors which approved the decision on the bonds acquisition;*
- *series and form of the Bonds, state registration number and date of the state registration of the Bond issue;*
- *number of the Bonds to be acquired;*
- *period during which a Bond owner can send to the Issuer's Agent a written notice of intention to sell to the Issuer a certain number of Bonds under conditions established in the Issuer's decision on the Bonds acquisition and published in mass media;*
- *starting date of the Bonds acquisition by the Issuer;*
- *expiry date of the Bonds acquisition by the Issuer;*
- *price of the Bonds acquisition and procedure for its determination;*
- *procedure for the Bonds acquisition;*
- *form and term of payment;*
- *name of the Agent authorized by the Issuer to acquire (repay) Bonds, its location, data on its license of the professional participant of the equity market.*

The notice should be published in the Internet site www.stcompany.ru and in the newspapers "Vedomosti" or "Izvestiya" only after its publication in the news tapes.

Simultaneously with the notice of the approved decision on the Bonds acquisition by the Issuer under arrangement with their owners, public irrevocable offer containing all essential provisions of the

transaction of sale and purchase of the Bonds should be published in the same organ. The offer should demonstrate the Issuer's willingness to buy the Bonds under the conditions specified in the publication from any owner of the Bonds who has expressed the wish to accept the offer.

After the fixed term of the Bonds acquisition expires, the Issuer shall publish information on the term of execution of obligations.
The said information shall be published:

- *in the news tapes of «Interfax» and «AK&M» – within 1 day;*
- *in the Internet site www.stcompany.ru – within 3days;*
- *in the newspapers "Vedomosti" or "Izvestiya" – within 5 (five) days;*
- *in the "Supplement to the Bulletin of the FCSM of Russia".*

15. In case of reorganization, liquidation of the Moscow Interbank Stock Exchange or if the Bonds' acquisition by the Issuer through the Moscow Interbank Stock Exchange in the order stipulated by the Decision on the bond issue and the Prospectus of the bonds, does not meet the requirements of the applicable legislation of the Russian Federation, the Issuer shall make a decision on the organizer of trade in the equity market through which the Issuer will conclude transactions on the Bonds' acquisition.
In that case the Issuer shall acquire the Bonds in accordance with the regulatory documents regulating activity of such organizer of trade in the equity market. Simultaneously with the notice of the Decision on definition of the interest rates of the fourth, fifth, and sixth coupons and-or the notice of the Decision on definition of the interest rates of the seventh, eighth, ninth and tenth coupons the Issuer shall publish the information about the organizer of trade in the equity market through which the Issuer will conclude transactions on the bonds' acquisition. The information should include:

- *full and abbreviated names of the organizer of trade in the equity market;*
- *its location;*
- *data on the license: number, date of issue, validity, issuing authority;*
- *procedure for the bonds acquisition according to the rules of the organizer of trade.*

16. The Issuer is entitled to appoint additional and other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in the news tapes of «Interfax» and «AK&M» within 5 days from the date of such appointments or their cancellation as well as in the Internet site www.stcompany.ru The notice should be published in the Internet site www.stcompany.ru after its publication in the news tapes of the information agencies «Interfax» and «AK&M».

17. If the conditions of security under the Bonds change for the reasons beyond the reasonable control of the Issuer or owners of the secured Bonds, the Issuer shall publish an official notification of such changes in the news tapes of «Interfax» and «AK&M» within 5 days of their onset as well as in the Internet site www.stcompany.ru The notice should be published in the Internet site www.stcompany.ru after its publication in the news tapes of the information agencies «Interfax» and «AK&M».

Since the date of publication of the notice on the state registration of the Bond issue and on the procedure for disclosing information contained in the Emissive Prospectus of the Bonds, all interested parties can familiarize themselves with the Decision on the Bond issue and the Prospectus of the Bonds as well as with other documents in compliance with the requirements of the Russia legislation at the following addresses:

Public Joint –Stock Company " Southern Telecommunications Company ", 66, Karasunskaya Str., Krasnodar, 350 000, phone: (8612) 53-20-56, Internet site: http:// www.stcompany.ru

OJSC AKB " ROSBANK ", 11, Masha Poryvaeva Str., Moscow, 107078, Phone: (095) 234-90-82, 208-90-38.

Payment may be charged for making copies of the Decision on the Bond issue, the Prospectus of the Bonds, the Report on the results of the bond issue and other documents. The price should not exceed costs for their copying.

12. Data on Security for the Bonds of the Issue

12.1. Data on the person providing security for the bond issue

Person providing security:

Full registered name: *Company with Limited Liability "UTK-Finance "*
Abbreviated name: *"UTK-Finance " Ltd*
TIN: *2308090843*
OGRN: *1032304152220*
Location: *66, Karasunskaya Str., Krasnodar, 350 000*

Kind of security:
Underwriting

Size of security (RUR): *Total par value of the Bonds amounting to 3 500 000 000 (three billion five hundred million) rubles and the cumulative coupon income under Bonds.*

12.2. Terms of underwriting and procedure of exercising by Bond owners their right on provided security:

Item 12.2 of the Decision on the Bond Issue and item 9.1.2 of the Prospectus on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions (hereinafter referred to as - "Offer").

By this Offer the Underwriter undertakes to assume liability before the buyers of the bonds (hereinafter referred to as – Owners of the bonds) under the Issuer's obligations to pay total par value of the Bond issue amounting to RUR 3.5 billion (three and a half billion rubles) as well as cumulative coupon income under Bonds (hereinafter referred to as - Obligations) in the order set forth in the Decision on the bond issue and the Prospectus of the Bonds, aimed at due execution by Public Joint – Stock Company "UTK" (hereinafter referred to as - the Issuer) obligations under series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, total amount of 3 500 000 (three million five hundred thousand) bonds with face value of 1000 (one thousand) rubles each (hereinafter referred to as – Bonds).

The Underwriter and the Issuer carry joint liability before Owners of Bonds under Obligations.

The size of commitments secured by the Underwriter can not exceed total par value of the Bond issue amounting to 3 500 000 000 (three billion five hundred million) rubles as well as cumulative coupon income under 3 500 000 (three million five hundred thousand) bonds. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate performance by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The Underwriter shall execute the Obligations if all the following conditions are present at the same time:

- A Bond Owner or a person duly authorized by the Owner have submitted a Claim on execution of the corresponding Obligation to the Underwriter (hereinafter referred to as - the Claim);

- The Claim shall contain:

(a) Nature of Obligations that were not performed by the Issuer before the Owner;

(b) The size of non-fulfilled Obligations of the Issuer before the Owner;

(c) The full registered name (First name, middle initial, last name - for the natural person) of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(d) The location of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(e) For the natural person - a series and number of the passport, date of issue and issuing body;

(f) Name of the country where the Owner is a tax resident;

(g) Number of Bonds owned by the Owner under which payments are to be made; and

(h) Essential elements of the bank account of the Owner or the person, authorized to receive payments under Obligations;

- The following documents should be enclosed to the Claim:

(a) A copy of an extract from the account of depot of the owner of Bonds certified by the Depositary recording the rights under Bonds with indication of the number of the Bonds belonging to the Owner;

(b) duly executed according to the effective legislation of the Russian Federation documents confirming powers of the authorized person(in case of submission of the Claim by the authorized person of the owner of Bonds);

- The Claim shall be signed by the Owner or the person, authorized to receive payments under Obligations. If the Claim is submitted by the legal person, it should contain a seal of this legal person.

Claims can be submitted to the Underwriter during two years from the Maturity date of the Bond issue fixed in the Decision on the bond issue and the Prospectus of the Bonds.

The Underwriter shall transfer the corresponding payments to the account specified in the Claim not later than 30 (Thirty) days from the date of the receipt of the Claim.

Acquisition of Bonds means the acceptance of the Offer, namely, the conclusion of the contract of guarantee between the buyers of the Bonds and the Underwriter on the conditions stated above. The specified contract of guarantee is considered concluded from the moment of obtaining the property rights on Bonds by the first Owner, at that, the written form of the contract of guarantee is considered observed. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions which exist at the moment of transferring such rights. Transfer of the rights arising from the specified contract of guarantee is declared invalid without transfer of the rights under the Bonds.

The Offer is irrevocable.

Any dispute arising out of the given Offer and the contract of guarantee concluded by means of the acceptance of the Offer shall be settled by the Arbitration court or in the court of the general jurisdiction at the place of the sued party residence.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the Russian Federation.

Procedure for notification (disclosure of information) about the changes of the conditions of security under the Bonds for the reasons beyond the reasonable control of the Issuer or owners of the secured Bonds:

The Issuer shall publish an official notification of the changes of the conditions of security under the Bonds for the reasons beyond the reasonable control of the Issuer or owners of the secured Bonds in

order and terms specified in item 11 of the decision on the Bond issue and item 2.9. of the emissive Prospectus of the bonds.

13. The Issuer undertakes to ensure the rights of Bond Owners, provided they observe the procedure for exercising such rights, established by the laws of the Russian Federation .

14. In case the Issuer fails to perform its obligations on Bonds or delays the execution of such obligations the Underwriter – Company with Limited Liability "UTK-Finance" - undertakes to ensure fulfillment of the Issuer's obligations before the Owners of Bonds on the conditions of the underwriting.

15. Other data stipulated by Standards of issue of bonds and their prospectuses.

1. Bonds are permitted to freely circulate in stock- exchange and over the counter markets.

Non-residents can acquire Bonds according to the current legislation and statutory acts of the Russian Federation.

Circulation of Bonds in the secondary market begins on the first calendar day following the date of the state registration of the report on results of the Bond Issue by FCSM of Russia. In the over the counter market bonds are to be circulating without restrictions up to the Maturity Date.

Transactions with bonds in the Moscow Interbank Stock Exchange stop on the day following the Date of drawing up the list of owners and/or nominal Holders of Bonds for payment of the coupon income on each coupon (except for the last one), and resume on the day of payment of the corresponding coupon income.

Transactions with bonds in MICEX cease on the day following the Date of drawing up the list of owners and/or nominal Holders of Bonds for payment of the last coupon income and repayment of the present Bond Issue.

2.The accumulated coupon income on Bonds (NKD) shall be calculated by the following formula:

*NKD = Cj * N * (T - Tj-1) / 365/100 %,*

Where

NKD - accumulated coupon income under each Bond;

N - a face value of one Bond;

j- serial number of the coupon period, j=1,2,3,4,5,6,7,8,9,10;

Cj - coupon income rate under Bonds in j-th period, annual interest rates;

Tj-1- expiry date of the coupon period with a serial number (j-1);

Expiry dates of the coupon periods are fixed by the Decision on the bond issue and the Prospectus of the Bonds. For the first coupon period Tj-1 is the starting date of the bond placement

T – date for calculation of the cumulative coupon income.

Amount of accumulated coupon income on one Bond is calculated to one kopeck (Methods of mathematical rounding are used, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

3) IRREVOCABLE OFFER TO CONCLUDE A CONTRACT OF GUARANTEE

Company with Limited Liability "UTK-Finance", incorporated under the laws of the Russian Federation, located at the address: 66, Karasunskaya Str., Krasnodar, 350 000 (hereinafter referred to

as the Underwriter) in the person of the Director Ivan I. Ignatenko, acting on the basis of the company Charter, with a view to provide proper execution by Public Joint –Stock Company "Southern Telecommunications Company" (hereinafter – the Issuer) its obligations under series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, , total amount of 3 500 000 (three million five hundred thousand) bonds with face value of 1000 (one thousand) rubles each, total par value of the Bond issue amounting to RUR 3.5 billion (three and a half billion rubles (hereinafter referred to as – the Bonds), undertakes to assume liability before the buyers of the bonds (hereinafter referred to as – the Bond Owners) under the Issuer's obligations to pay total par value of the Bond issue amounting to RUR 3.5 billion (three and a half billion rubles) as well as cumulative coupon income under Bonds (hereinafter referred to as - Obligations) in the order set forth in the Decision on the bond issue and the Prospectus of the Bonds.

The Underwriter and the Issuer carry joint liability before Owners of Bonds under Obligations.

The size of commitments secured by the Underwriter can not exceed total par value of the Bond issue amounting to 3 500 000 000 (three billion five hundred million) rubles as well as cumulative coupon income under 3 500 000 (three million five hundred thousand) bonds. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate performance by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The Underwriter shall execute the Obligations if all the following conditions are present at the same time:

- A Bond Owner or a person duly authorized by the Owner have submitted a Claim on execution of the corresponding Obligation to the Underwriter (hereinafter referred to as - the Claim);

- The Claim shall contain:

(a) Nature of Obligations that were not performed by the Issuer before the Owner;

(b) The size of non-fulfilled Obligations of the Issuer before the Owner;

(c) The full registered name (First name, middle initial, last name - for the natural person) of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(d) The location of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(e) For the natural person - a series and number of the passport, date of issue and issuing body;

(f) Name of the country where the Owner is a tax resident;

(g) Number of Bonds owned by the Owner under which payments are to be made; and

(h) Essential elements of the bank account of the Owner or the person, authorized to receive payments under Obligations;

- The following documents should be enclosed to the Claim:

(a) A copy of an extract from the account of depot of the owner of Bonds certified by the Depositary recording the rights under Bonds with indication of the number of the Bonds belonging to the Owner;

(b) duly executed according to the effective legislation of the Russian Federation documents confirming powers of the authorized person(in case of submission of the Claim by the authorized person of the owner of Bonds);

- The Claim shall be signed by the Owner or the person, authorized to receive payments under Obligations. If the Claim is submitted by the legal person, it should contain a seal of this legal person.

Claims can be submitted to the Underwriter during two years from the Maturity date of the Bond issue fixed in the Decision on the bond issue and the Prospectus of the Bonds.

The Underwriter shall transfer the corresponding payments to the account specified in the Claim not later than 30 (Thirty) days from the date of the receipt of the Claim.

Acquisition of Bonds means the acceptance of the Offer, namely, the conclusion of the contract of guarantee between the buyers of the Bonds and the Underwriter on the conditions stated above. The specified contract of guarantee is considered concluded from the moment of obtaining the property rights on Bonds by the first Owner, at that, the written form of the contract of guarantee is considered observed. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions which exist at the moment of transferring such rights. Transfer of the rights arising from the specified contract of guarantee is declared invalid without transfer of the rights under the Bonds.

The Offer is irrevocable.

Any dispute arising out of the given Offer and the contract of guarantee concluded by means of the acceptance of the Offer shall be settled by the Arbitration court or in the court of the general jurisdiction at the place of the sued party residence.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the Russian Federation.

Director

Company with Limited Liability "UTK-Finance " *\/I.I.Ignatenko/*

Seal

Face side **FORM**

Public Joint –Stock Company
"Southern Telecommunications Company"

Location: 66, Karasunskaya Str., Krasnodar, 350 000
Postal address: 66, Karasunskaya Str., Krasnodar, 350 000

CERTIFICATION

upon series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody
total amount - 3 500 000 bonds with face value of 1000 rubles each
the maturity date - 1, 830th (the one thousand eighth hundred and thirtieth) day from the starting date of the bond placement by public offering.

State registration number of the Bond Issue ______________of ______________,2004

The present certification certifies the right for 3 500 000 (three million five hundred thousand) Bonds with face value of 1000 (one thousand) rubles each and total par value of 3 500 000 000 (three billion five hundred million) rubles.

Total amount of the Bond Issue having the state registration number _________of _______2004 is 3 500 000 (three million five hundred thousand) Bonds with face value of 1000 (one thousand) rubles each and total par value of 3 500 000 000 (three billion five hundred million) rubles.

Public Joint –Stock Company "Southern Telecommunications Company" undertakes to ensure the rights of the Owners of Bonds, provided they observe the procedure for exercising such rights established by the legislation of the Russian Federation.

THE BONDS ARE TO BE DISTRIBUTED BY PUBLIC OFFERRING AMONG GENERAL PUBLIC

The present certification is subject to centralized custody in Non-commercial partnership "National Depositary Center" (NDC) registered at the address: building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow, 125009;which provides mandatory centralized custody of the certifications upon Bonds.

General Director (CEO) of Public Joint –Stock Company
"Southern Telecommunications Company" ______________________________I. F. Ignatenko
"__" __________, 2004 Seal

Underwriting agent:
Company with Limited Liability "UTK-Finance"
Director of Company with Limited Liability "UTK-Finance" _________________I.I. Ignatenko
"__" __________, 2004 Seal

1. Kind, category (type), series of securities.

Kind of securities: ***bonds***

Series: ***03***

Type: ***interest-bearing***

Full name of the bond issue: ***series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

2. Form of the bonds.

certificated

3. Information on mandatory centralized custody.

The bond issue is subject to mandatory centralized custody.

Depositary:

Full registered name: ***Non-commercial partnership "National Depositary Center"***

Abbreviated name: *NDC*

Headquarters: ***building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow, 125009***

INN: *7706131216*

Phone: *(095) 232-05-27*

License number: *177-03431-000100*

Date of license registration: ***4.12.2000***

Valid till: ***unlimited***

Registration authority: ***FCSM of Russia***

Series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody are jointly referred to hereinafter as "Bonds" or "Bonds of the issue" and separately – as "Bond' or "Bond of the issue".

The bond issue is certified by a single Certification subject to mandatory centralized custody in the Non-commercial partnership "National Depositary Center" (hereinafter referred to as "NDC" or "Depositary").

Form of the Certification is enclosed in the Exhibit to the present Decision on bond issue and Prospectus on the Bond Issue.

The Certification cannot be handed to Owners of the Bonds. The Bond Owners are not entitled to demand the Certification be handed to them.

Rights on the Bonds and on the Bonds transfer including burden them with obligations are being registered and certified by Non-commercial partnership "National Depositary Center" acting as Depositary and other depositaries being depositors of the Depositary (hereinafter jointly referred to as the "Depositaries").

Rights on the Bonds are being certified by abstracts of depositary accounts given by NDC and depositaries being depositors of NDC to the Holders of Bonds.

Rights on Bonds are considered transferred from the moment of entering by the Depositary or the depositaries being depositors of NDC corresponding record under the depositary account of the purchaser.

Bonds are to be written off the deposit accounts of the Depositary after repayment of all Bonds at execution by the Issuer of the obligations on payment of the coupon income and the Bond face value.

The Certificate shall be cancelled after write-off of all Bonds from accounts of depot of owners and Holders of Bonds in the Depositary.

The order of recording and transferring the rights on documentary securities with the mandatory centralized custody is regulated by the Federal law № 39-FZ "On Securities Market" of April 22, 1996, regulatory documents of the Federal Commission for Securities Market of Russia and internal documents of the Depositaries.

Pursuant to the Law " On Securities Market ":

In case of custody of certificates of pay-to-bearer documentary securities and-or registration of the rights on such securities in the Depositary, the right on pay-to-bearer documentary security shall pass to the purchaser at the moment of making entering record in the account of depot of the purchaser. The rights granted by securities pass to their purchaser from the moment of transition of the rights on these securities.

In case of custody of certificates of pay-to-bearer documentary securities in Depositaries, the rights granted by securities, shall be exercised on the basis of certificates presented by these Depositaries on behalf of the owners, the list of such owners being enclosed. In such case the Issuer ensures exercise of the rights on pay-to-bearer documentary securities to the person specified in this list.

Should the data on the new owner of such security not been presented to the holder of the register of the given issue or the nominal holder of the security by the moment of closing the register for execution of the Issuer's obligations (including acquisition of income and others), execution of obligations in relation to the owner registered in the register at the moment of its closing shall be declared appropriate. The purchaser of the security bears the responsibility for the timely notification.

According to Regulations on depository activity in the Russian Federation, approved by the Decision of the Federal Commission for Securities Market № 36 of October, 16, 1997:

Depositary is obliged to provide custody of securities and (or) registration of rights on securities of each client (depositor) separately from securities of other clients (depositors) of the Depositary, in particular, by opening of the separate account of depot for each client (depositor).

Records made by the Depositary in relation to the rights on securities shall certify the rights on securities if not established otherwise judicially.

Depositary is obliged to make transactions with securities of clients (depositors) only on behalf of these clients (depositors) or the persons authorized by them, including trustees of accounts, and in time, established by the Deposit Agreement. Depositary is obliged to make records under the account of depot of the client (depositor) only at presence of the documents giving grounds for making such records in accordance with the Regulations on depository activity, other normative legal acts and the Deposit Agreement.

The grounds for making records under the account of depot of the client (depositor) are the following:

- order of the client (depositor) or the person authorized by him, including the trustee of the account, meeting the requirements stipulated in the Deposit Agreement;

- if lapse of the right on securities is not a result of civil-law transactions - documents confirming transfer of the rights on securities according to the effective legislation.

Depositary is obliged to register the facts of burden of the securities with a pledge as well as other rights of the third parties in the order stipulated by the Deposit Agreement.

Rights on securities which are registered by the Depositary are deemed transferred from the moment of making the corresponding record in the account of depot of the client (depositor) by the Depositary. However, if there is no such record in the account of depot, the interested person shall be entitled to prove his rights on the securities on the basis of other proofs.

In case of change of the current legislation and-or regulatory documents of the Federal Commission on Securities Market the procedure for record and transfer of the rights on the Bonds will be regulated taking into consideration new requirements of the applied legislation and-or regulatory documents of the Federal Commission on Securities Market.

4. Face value of each Bond of the issue.

1,000 (one thousand) rubles

5. Number of the bonds of the issue

3, 500, 000 (three million five hundred thousand) bonds

The bond issue is not supposed to be placed by tranches.

6. Total number of the bonds of the issue that have already been placed

The bonds of the issue have not been placed previously.

7. Rights granted by each security of the issue to their owners:

The Bonds represent direct and pure obligations of "Southern Telecommunications Company" PJSC (hereinafter referred to as "Issuer").

1. A Bond holder is entitled to get the face value of the Bond when the Bond is retired.

2. A Bond holder is entitled to get the interest of the Bond face value (coupon yield) after completion of each coupon period.

3. In case of non-fulfillment by the Issuer of obligations under Bonds or delay in their fulfillment (including a default, a technical default according to item 9.7. and item 12.2. of the Decision on bond issue and item 9.1.2. e) and item 9.1.2. 3) of the Prospectus on the bond issue) security in the form of underwriting is to be provided. The Underwriter carries liability before Bond owners under obligations of the Issuer to pay total par value of the Bonds amounting to 3.5 (three and a half) billion rubles and the cumulative coupon income under Bonds.

The owner of Bonds is entitled to make claims to the company with limited liability "UTK-Finance" in accordance with the conditions of underwriting specified in item 12.2. of the Decision on bond issue and item 9.1.2. z) of the Prospectus on the bond issue. Rights on the Bond are transferred to the new owner (purchaser) together with all rights provided by the Underwriter.

4. A Bond Owner is entitled to get back his investments in case the bond issue is declared ineffective or invalid.

5. A Bond holder is entitled to demand repayment of Bonds by the Issuer in cases and on terms specified by the Decision on the bond issue and the Prospectus on Bonds.

6. A Bond holder is entitled to exercise other rights provided for by the laws of the Russian Federation.

8. Conditions and Procedure of the bond placement.

8.1. Form of the bond placement.

Public offering

8.2. Terms of the bond placement.

Starting date of the placement, or the procedure of its determination:

The placement of Bonds shall be launched not earlier than two weeks after the disclosure of information on the state registration of the bond issue and provision easy access to the information on the bond issue to be made public in accordance with the Federal law "On Joint -Stock Companies" and other applicable acts of FCSM of Russia to all potential buyers of Bonds in order specified in item 11 of the Decision on bond issue and item 2.9. of the Prospectus on the bond issue.

The specified two-week period shall be reckoned from the publication of the notification in the newspaper "Vedomosti" or "Izvestiya:

Starting date of the Bond placement shall be established by the Issuer after the state registration of the bond issue and brought to the notice of potential buyers of Bonds in the following time:

- ***not later than 5 (five) business days prior to the starting date of the placement through publication in the news tapes of the news agencies "Interfax" and "AK&M";***
- ***not later than 4 business days prior to the starting date of the placement through publication on the Internet site http://www.stcompany.ru***

Expiry date of the placement, or the procedure of its determination:

Expiry date of the bond placement is one of the following dates that comes first: a) date of the placement of the last Bond of the issue; or b) 10-th (tenth) business day after the starting day of the bond placement.

8.3. Procedure of the bond placement

Procedure and conditions of the conclusion of transactions (procedure and conditions of submission and satisfaction of orders):

During the bond placement transactions will be concluded on the conditions of negotiable transactions in the Stock Market Section of Private Joint -Stock Company "Moscow Interbank Currency Stock Exchange " (hereinafter referred to as MICEX) by satisfying target orders for purchase/sale submitted to the Trading and clearing Systems of MICEX.

The bonds shall be placed through conclusion of transactions of purchase and sale at the bonds' face value (starting from the second day of the bond placement, the buyer of Bonds when concluding transactions of purchase and sale shall pay the accumulated coupon income on Bonds calculated in accordance with the Decision on bond issue and the Prospectus on the bond issue).

The conclusion of transactions on the Bond placement shall begin after the Auction on determination of the first coupon interest rate and end on the expiry date of the Bond placement.

Obligatory condition of Bonds acquisition at their placement is reservation of money resources of the buyer on the account of the Member of the stock market Section on behalf of which the order has been sent, in the MICEX Clearing house. The amount of the reserved money resource should be sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee. The potential buyer of Bonds should also open the account of depot in NDC or Depositary, being the depositor in relation to NDC.

The sold Bonds are to be transferred by the Depositary to the accounts of depot of the bond buyers on the date of conclusion of the transactions.

Conditions and procedure for the bond issue placement:

The Bonds placement is performed by the conclusion of transactions of sale and purchase of Bonds in the MICEX Stock market Section through Trading and clearing Systems of MICEX in compliance with the Securities Trading Rules of MICEX effective as at the bond placement date.

Underwriter acts as an intermediary at the Bonds placement on behalf and at the expense of the Issuer.

Data on the organizer of trade in the equity market:

Full registered name: ***Closed joint-stock company "Moscow Interbank Currency Exchange"***

Abbreviated registered name***: CJSC "Moscow Interbank Currency Exchange" /MICEX.***

Location***: 13, Bolshoi Kislovskiy per., Moscow***

Postal address: ***13, Bolshoi Kislovskiy per., Moscow, 125009, the Russian Federation***

License №: ***077-05870-000001 for professional activity on organization of trade in the securities market (stock market);***

Date of the license: ***February, 26 2002.***

Valid till: ***without restriction of validity***

Licensing body: ***Federal Commission for Securities Market of Russia.***

The potential buyer of Bonds who is a member of the Stock Market Section of MICEX shall operate independently.

If a potential buyer of the Bonds is not a member of the Stock Market Section of MICEX, he should conclude the contract with any broker being a member of the Stock Market Section of MICEX and instruct him on the Bond acquisition.

The potential buyer of Bonds shall be obliged to open the account of depot in NDC or other Depositary being the depositor in relation to NDC. The procedure and conditions of opening the accounts of depot are set forth by the Rules of the corresponding depositaries.

Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section among the potential buyers of the Bonds on the starting day of the bond placement. On the date of the Auction the members of the Stock Market Section of MICEX (hereinafter referred to as the Section Members) shall submit target orders for the Bond acquisition with T0 code through the trading system of MICEX in compliance with the Securities Trading Rules of MICEX and other regulatory documents of MICEX both at their own expense and at the expense and on behalf of their client. Time and procedure for submission of orders for participation in the auction on determination of the first coupon interest rate are defined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter. The members of the Stock Market Section of MICEX shall submit orders for the Bond acquisition to the Underwriter.

Each order shall include the interest rate under the first coupon at which potential buyers are ready to acquire the number of Bonds specified in the order. Interest rate on the first coupon specified in the order shall be expressed as annual interest rate to the 100-th share of percent.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall have to reserve money resource, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee.

The orders which do not conform with the above mentioned conditions are not allowed to take part in the Auction.

After the period of submission of the orders for the Auction expires, members of the Stock Market Section of MICEX cannot withdraw the submitted orders.

After the period of submission of the orders for the Auction expires, MICEX shall make a joint register of the submitted orders for the Issuer and/or Underwriter.

The joint register of the submitted orders shall include all terms specified in each order, namely: the price of acquisition, number of securities, date and time of the order's reception as well as the name of the Member of the Section who submitted the order. The joint register of the submitted orders shall be approved by the Financial Consultant in the equity market.

Individual executive body of the Issuer shall make decision on the size of the annual interest rate under the first coupon on the basis of total number of the submitted orders and the interest rates on the first coupon indicated in them. The Issuer shall inform the MICEX about such decision in written form not later than 30 minutes prior to its sending to a news agency. After sending notification on the size of the interest rate under the first coupon to a news agency the Issuer informs the Underwriter about the size of the interest rate under the first coupon. The Underwriter informs all members of the MICEX Stock Market Section about the size of the interest rate under the first coupon fixed by the Issuer using MICEX Trading system by means of e-mail to all members of the MICEX Stock Market Section.

The information on the interest rate under the first coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

After the Issuer fixes the interest rate under the first coupon on the first day of the bond placement the Underwriter on behalf of the Issuer shall satisfy orders for purchase of Bonds on the conditions and in order stated in the Decision on Bond Issue and the Prospectus of Bonds. All transactions of bond sale and purchase during their placement shall be concluded at the price of the Bond par value.

Transactions of sale and purchase of Bonds during the placement shall be concluded only after the Financial Consultant approves the Register of the submitted orders for bonds purchase formed by the MICEX.

During the Auction the Underwriter shall satisfy the orders of the members of the Stock Market Section for Bonds acquisition in ascending order of the interest rate specified in such orders. If the interest rates specified in the orders are equal, they are satisfied on a first-come basis. . If the number of Bonds indicated in the last order exceeds the number of unplaced Bonds, such order shall be satisfied at the amount of the Bonds that have not been placed. The order of the Members of the stock market Section for purchase shall be satisfied provided that the coupon rate specified in it is not higher than the rate on the first coupon specified in the counter order of the Underwriter. Unsatisfied during the Auction orders for bond purchase of the Members of the stock market Section are to be cancelled.

The interest rate under the first coupon having been fixed and the orders submitted during the Auction having been satisfied, the member of the MICEX Stock Market Section acting on its own behalf and at own expense, or on its own behalf, but for the account and on behalf of the potential buyers who are not the members of the MICEX Stock Market Section may submit orders for purchase of Bonds at the price of 100 percent of the bond par value at any working day during the period of placement with indication of the number of bonds to be acquired.

Starting from the second day of the bond placement, the buyer shall pay accumulated coupon income under the Bonds calculated from the starting date of the Bond placement according to item 15 of the Decision on Bonds Issue and item 2.6 of the Prospectus of the Bonds. Financial Consultant in the equity market shall approve the Register of the submitted orders for bonds purchase formed by the MICEX according to the results of each day of the bond placement. The Register of the submitted orders shall include the terms specified in each order, namely: the price of acquisition, number of securities, date and time of the order's reception as well as the name of the Member of the Section.

Time and procedure for orders' submission shall be established by the Moscow Interbank Stock Exchange as agreed with the Underwriter. The Underwriter shall inform the Members of the Section about the unplaced Bonds on the trading account of the Underwriter through the MICEX trading system by means of offering non-target orders.

The submitted orders for Bonds purchase are satisfied by the Underwriter in full if the number of Bonds indicated in the order does not exceed the number of unplaced Bonds on the trading account of the Underwriter. If the number of Bonds indicated in the order exceeds the number of unplaced Bonds, such order shall be satisfied at the amount of the Bonds that have not been placed. The Underwriter satisfies the orders for the bonds' acquisition on a first-come basis. If the total volume of par value of the bond issue is placed, further orders for bond purchase shall not be accepted.

Obligatory condition of Bonds acquisition at their placement is reservation of money resources of the buyer on the account of the Member of the stock market Section on behalf of which the order has been sent, in the MICEX Clearing house.

Full registered name: *Nonbank credit organization/Closed joint-stock company "Clearing House of Moscow Interbank Currency Exchange"*

Abbreviated registered name: *CJSC RP MICEX*

Location: *building 8, 1/13, Sredniy Kislovskiy per., Moscow, 125 009*

Postal address: *building 8, 1/13, Sredniy Kislovskiy per., Moscow, 125 009*

The amount of the reserved money resource should be sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee. Should the conditions in the orders satisfy the abovementioned requirements, the orders are registered in the Moscow Interbank Stock Exchange and accepted by the Underwriter in the MICEX. The sold Bonds are to be transferred to the accounts of depot of the buyers in NDC or to the accounts of depot of the Depositaries, being the depositor in relation to NDC, on the day of concluding the transaction for purchase and sale.

Upon termination of the bond placement, the Moscow Interbank Stock Exchange makes the Final Register of orders for purchase of securities according to requirements of the Decision of FCSM of Russia № 03-30/ps of 18 June, 2003. The final Register of the orders for purchase of the securities shall be approved by the Financial Consultant. The copy of the Final Register shall be submitted to the registering authority for the state registration of the Report on the results of the bond issue.

The transactions concluded during the bond placement can be changed and/or cancelled for the reasons and in the order stipulated by Article 29 of the Civil Code of the Russian Federation.

The right of priority during the bond placement.

The right of priority is not provided.

The companies participating in the bond placement:

The bond issue is being placed through the Financial Consultant in the stock market:

Full registered name: *Open Joint-Stock Company "Federalnaya Fondovaya Korporatsiya"*

The abbreviated name: *OJSC "FFK"*

TIN: *7706024711*

Location: *25,Ostozhenka Str., Moscow, 119034*

Number of the license of the professional participant of the stock market (broker): *077-06174-100000*

Date of issue: *August 29, 2003*

Valid till: *unlimited*

Licensing body: *Federal Commission for Securities Market of Russia*

Number of the license of the professional participant of the stock market (dealer): *077-06178-010000*

Date of issue: *August 29, 2003*

Valid till: *unlimited*

Licensing body: *Federal Commission for Securities Market of Russia*

Main functions of the given person: *renders services of the Financial consultant on the securities market under the Agreement № FK-96-04 of June 04, 2004, namely:*

- *Assistance in preparation of the Prospectus of the Bonds by the Issuer;*
- *after appropriate examination and reception of corresponding written statements of the Issuer on reliability and completeness of the information contained in the Prospectus of the Bonds, except for its part to be confirmed by the auditor and-or the appraiser, - signing of the Prospectus of the Bonds as well as the documents which can be needed by the Issuer for the organization of the bonds' circulation and, if applicable, the bonds' placement at the organizers of the trade;*
- *supervision over the observance of the requirements of the federal laws and other regulatory legislation, including*

requirements relating to advertising and the procedure for information disclosure, including monitoring of the information disclosure at different stages of the securities' issue, as well as the observance of the terms of the bond placement set forth by the Decision on the Bond issue;

- *after due examination, - signing of the Report on the results of the Bond issue;*
- *consulting the Issuer on the matters relating to preparation of the Decision on the bond issue, the Prospectus of the bonds, Report on the results of the bond issue and other documents on issue, placement and organization of the bonds' circulation as well as on the routine matters during the bonds' issue;*
- *consulting the Issuer on the matters relating to preparation of the decisions of the Issuer's governing bodies on the bond issue and placement (Decision on the bond placement, Approval of major and related-party transactions, approval of the Decision on the bond issue, approval of the Report on the results of the bond issue, etc.);*
- *consulting on the Russia legislation relating to issuance of corporate bonds and on its requirements on information disclosure at the securities 'issue.*

Agents of the bond placement:

Full registered name: ***Joint-stock commercial bank " ROSBANK " (open joint-stock company)***

Abbreviated name: ***OJSC AKB " ROSBANK "***

TIN: ***7730060164***

Location: ***11, Masha Poryvaeva Str., Moscow, 107078***

Postal address: ***mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078***

Number of the license: ***№ 177-05721-100000 for broker activity***

Date of issue: ***06.11.2001***

Valid till: ***unlimited***

Licensing body: ***Federal Commission for Securities Market of Russia***

Main Functions of the Agent:

The bond placement is performed by OJSC AKB "ROSBANK" operating on a contractual basis. According to the Agreement the function of the Underwriter is to conclude on behalf of and at the expense of the Issuer transactions on sale of the Issuer's bonds to their first owners.

During the bond placement transactions will be concluded on the conditions of negotiable transactions in the Stock Market Section of MICEX by satisfying target orders for purchase/sale submitted to the Trading and clearing Systems of MICEX.
The submitted orders for Bonds purchase are satisfied by the Underwriter in full if the number of Bonds indicated in the order does not exceed the number of unplaced Bonds. If the number of Bonds indicated in the order exceeds the number of unplaced Bonds, such order shall be satisfied at the amount of the Bonds that have not been placed. At that, during the Auction held in the MICEX stock market section the order of the Members of the stock market Section for purchase shall be satisfied provided that the coupon rate specified in it is not higher than the rate on the first coupon specified by the Issuer's Individual executive body starting from the orders having the minimal value of the interest rate of all submitted orders. If the interest rates specified in the orders are equal, they are satisfied on a first-come basis. If the total volume of par value of the bond issue is placed, further orders for bond purchase shall not be accepted.

Procedure of making an entry record under the account of depot of the first buyer in the Depositary providing centralized custody:

According to Regulations on depository activity in the Russian Federation, approved by the Decision of the Federal Commission for Securities Market № 36 of October, 16, 1997, other legal acts and the Deposit Agreement Depositary is obliged to make records under the account of depot of the client (depositor) only at presence of the documents giving grounds for making such records.

A potential buyer of Bonds is obliged to open an account of depot in NDC or any other Depositary being a depositor of NDC.

The sold Bonds are to be transferred by NDC to the accounts of the buyers on the day of concluding the transaction for purchase and sale.

The entry record under the account of depot of the first buyer in the Depositary is made on the grounds of the orders given by the clearing organization servicing the transactions executed by the MICEX during the bond placement. The placed Bonds are transferred to the accounts of depot of the buyers by the Depositary in accordance with the conditions of realizing clearing activity by the clearing organization and the conditions of realizing depository activity by the Depositary.

8.4. Price of the placement.

During the first and the following days of the bond placement the bonds are to be placed at the price of 100 (one hundred) percent of their face value (one thousand roubles per one Bond).

Starting from the second day of the bond placement, the buyer of Bonds when concluding transactions of purchase and sale shall pay the accumulated coupon income on Bonds calculated from the starting date of the bond placement in accordance with Article 15 of the Decision on the bond issue and Article 2.6. of the Prospectus of the Bonds..

8.5. The right of priority during the bond placement.

The right of priority is not provided.

8.6. Payment of Bonds.

When being acquired bonds shall be paid out in money terms in currency of the Russian Federation by cashless settlement. Payment by installments is not allowed.

Payment by installments:

Payment by installments is not allowed.

Essential elements of the accounts to which payments of bonds are to be transferred:

Holder of account: *Joint-Stock Commercial Bank "Rosbank " (Open Joint-Stock Company)*

Account number: *30401810400100000411*

Credit organization:

Full name: *Nonbank credit organization Closed joint-stock company "Clearing house of the Moscow Interbank Currency Exchange "*

Abbreviated name: *CJSC "RP MICEX"*

Location: *building 8, 1/13, Sredniy Kislovskiy per., Moscow, 125009*

Postal address: *building 8, 1/13, Sredniy Kislovskiy per., Moscow, 125009*

BIC: *044583505*

Correspondence account: *30105810100000000505 in OPERU of the Moscow branch of the Bank of Russia*

Other conditions of payment:

The bonds shall be paid out in money terms in currency of the Russian Federation by cashless settlement according to the Rules of the MICEX Stock Market Section.

Starting from the second day of the bond placement, the buyer of Bonds when concluding transactions of purchase and sale shall pay the accumulated coupon income on Bonds (NKD) calculated in accordance with Article 15 of the Decision on the bond issue and Article 2.6. of the Prospectus of the Bonds. Settlement of accounts on the bond placement shall be made on a "delivery against payment" basis. Money resources *entered in the account of the Underwriter in the MICEX Clearing house shall be transferred to the account of the Issuer not later than on the next working day after their receipt in the account of the Underwriter in the MICEX Clearing house;*

8.7. Share of bonds which if not being placed makes the bond issue frustrated.

Such share is not established.

9. Terms and procedure of Bonds redemption and/or payment of the coupon income on Bonds.

9.1. Form of the bond redemption.

Repayment of Bonds shall be carried out in money terms in currency of the Russian Federation by cashless settlement. Bond Owners are not provided the opportunity to choose the form of the bond redemption.

9.2. Terms and the arrangements of the redemption.

Bonds are to be redeemed by the Payment agent on behalf and at the expense of the Issuer which is:

Full registered name: *Joint-stock commercial bank " ROSBANK " (open joint-stock company)*

Abbreviated name: *OJSC AKB " ROSBANK "*

Location: *11, Masha Poryvaeva Str., Moscow, 107078*

Postal address: *mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078*

The Issuer is entitled to appoint other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in order and terms specified in Article 11 of the Decision on the bond issue and Article 2.9. of the Prospectus of the Bonds.

Bonds are to be redeemed at their par value on the 1 830th (one thousand eight hundred and thirtieth) day from the starting date of the bonds placement.

If the maturity date happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

Repayment of Bonds shall be carried out in currency of the Russian Federation by cashless settlement in favor of the Bond Holders. It is presumed that nominal holders of the Bonds being depositors of NDC are authorized to receive amounts from the Bond redemption.

Repayment of Bonds is made for the benefit of Holders of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the maturity date (further under the text - " Date of making up a list of owners and nominal Holders of Bonds).

Obligations on Bonds redemption are executed by the Issuer for the benefit of the Bond owners on the basis of the List of owners and/or nominal Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the Maturity Date NDC depositor who is not authorized by the clients to receive amounts from the Bond redemption shall provide NDC with the List of the Bond owners and/or nominal holders of the Bonds including the below mentioned data.

If the Bond Owners who authorized a nominal holder to receive amounts from the Bond redemption are non-residents and-or physical persons, the nominal holder is obliged to specify the following information about such persons in the list of Bond Owners:

- *full name/first name, middle initial, last name the owner of Bonds;*
- *number of the Bonds owned;*
- *full name of the person, authorized to receive the redemption sums under Bonds;*
- *location (or place of registration – for individual persons) and postal address of the Bond Owner including postal code;*
- *essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds;*
- *Tax-payer's Identification number (TIN) of the Bond Owner;*
- *tax status of the Bond Owner.*

If a Bond Owner is a juridical person – non-resident:

- *personal identification number (IIN) – if any.*

If a Bond Owner is a natural person:

- *kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;*
- *number of the certificate of the state retirement insurance of the Bond Owner (if any);*
- *Tax-payer's Identification number (TIN) of the Bond Owner (if any);*
- *date, month and year of birth of the Bond Owner.*

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and/or nominal Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and nominal Holders of Bonds.

If the rights of an owner to Bonds are transferred to a nominal holder and a nominal holder is authorized to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a nominal holder.

If the rights of an owner to Bonds are not transferred to a nominal holder or a nominal holder is not authorized by a Bond owner to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a Bond owner.

Not later than 4 four) working days prior to the Maturity Date NDC provides the Issuer and the Payment agent with the list of owners and/or nominal Holders of the Bonds, made on Date of making up the list of owners and/or nominal Holders of Bonds including the following data:

a) Full name of the person, authorized to receive the redemption sums under Bonds.

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the nominal Holder of Bonds, authorized to receive the sums of repayment under Bonds;

c) Location and postal address of the person, authorized to receive the sums of repayment under Bonds;

d) Essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds, namely:

- Number of the account;

- The name of bank in which the account is open;

- The correspondent account of bank in which the account is open;

- Bank identification code (BIK) and Tax-payer's Identification number (TIN) of the bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of repayment under Bonds;

f) The tax status of the person authorized to receive the sums of repayment under Bonds.

Bond Owners, their authorized persons including depositors of NDC are obliged to provide all necessary information to NDC and independently control the completeness and actuality of the data provided by them to the Depositary, they bear all the risks related to non-provision/untimely provision of such information.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on Bond redemption. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. The Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In such a case obligations of the Issuer are considered executed in full and properly. If the essential elements of bank account and other information necessary for execution by the Issuer of its obligations under Bonds, provided by a Bond owner or Bond Holder or available in the Depositary, do not allow the Payment agent to transfer money resources in due time such delay cannot be considered as a delay of execution of obligations under Bonds, and a Bond owner has no right to claim extra interest or any other compensation for such delay in payment. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

On the basis of the list of Bond Owners and/or nominal Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond redemption amounts.

Not later than 3 (three) working day before the Maturity Date, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of Bonds redemption the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of redemption under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond redemption amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

The Maturity date:

The first day of the Maturity date:

the 1 830th (one thousand eight hundred and thirtieth) day from thestarting date of the bonds placement.

The last day of the Maturity date:

Coincides with the first day of the Maturity date.

9.3. Procedure of calculating income paid under each bond.

Coupon period		Coupon income
Starting date	Expiry date	

1st Coupon: Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section among the potential buyers of the Bonds on the starting day of the bond placement. On the date of the Auction the members of the Stock Market Section of MICEX (hereinafter referred to as the Section Members) shall submit target orders for the Bond acquisition with T0 code through the trading system of MICEX in compliance with the Securities Trading Rules of MICEX and other regulatory documents of MICEX both at their own expense and at the expense and on behalf of their client. Time and procedure for submission of orders for participation in the auction on determination of the first coupon interest rate are defined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter. The members of the Stock Market Section of MICEX shall submit orders for the Bond acquisition to the Underwriter.

Each order shall include the interest rate under the first coupon at which potential buyers are ready to acquire the number of Bonds specified in the order. Interest rate on the first coupon specified in the order shall be expressed as annual interest rate to the 100-th share of percent.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall have to reserve money resource, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee.

The orders which do not conform with the above mentioned conditions are not allowed to take part in the Auction.

After the period of submission of the orders for the Auction expires, members of the Stock Market Section of MICEX cannot withdraw the submitted orders.

After the period of submission of the orders for the Auction expires, MICEX shall make a joint register of the submitted orders for the Issuer and/or Underwriter.

The joint register of the submitted orders shall include all terms specified in each order, namely: the price of acquisition, number of securities, date and time of the order's reception as well as the name of the Member of the Section who submitted the order. The joint register of the submitted orders shall be approved by the Financial Consultant in the equity market.

Individual executive body of the Issuer shall make decision on the size of the annual interest rate under the first coupon on the basis of total number of the submitted orders and the interest rates on the first coupon indicated in them. The Issuer shall inform the

MICEX about such decision in written form not later than 30 minutes prior to its sending to a news agency. After sending notification on the size of the interest rate under the first coupon to a news agency the Issuer informs the Underwriter about the size of the interest rate under the first coupon. The Underwriter informs all members of the MICEX Stock Market Section about the size of the interest rate under the first coupon fixed by the Issuer using MICEX Trading system by means of e-mail to all members of the MICEX Stock Market Section.

The information on the interest rate under the first coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the starting date of the second coupon being the 183d day from the first day of the bond placement.	The size of the first coupon income per one Bond is determined according to the following formula: KD = C1*N * (T1 – T0)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C1 - the size of the interest rate of the first coupon, in percentage annual; T0 - starting date of the first coupon period; T1 – expiry date of the first coupon period. The size of coupon income for the first coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

2nd Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon.

Starting date of the second coupon is the 183rd day from the first day of the bond placement.	Expiry date of the second coupon is the starting date of the third coupon being the 366th day from the first day of the bond placement.	The size of the second coupon income per one Bond is determined according to the following formula: KD = C2*N * (T2 – T1)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C2 - the size of the interest rate of the second coupon, in percentage annual; T1 - a launch date of the second coupon period; T2 – an expiry date of the second coupon period. The size of coupon income for the second coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

3rd Coupon: The interest rate on the third coupon shall be equal to the interest rate for the first coupon.

Starting date of the third coupon is 366-th day from the first day of the bond placement.	Expiry date of the third coupon is the starting date of the fourth coupon being the 549th day from the first day of the bond placement.	The size of the third coupon income per one Bond is determined according to the following formula: KD = C3*N * (T3 – T2)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C3 - the size of the interest rate of the third coupon, in percentage annual; T2 - starting date of the third coupon period; T3 – expiry date of the third coupon period. The size of coupon income for the third coupon is to be determined to within one kopeck (the rounding off of the

		second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

4th Coupon: The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fourth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fourth coupon is the 549-th day from the first day of the bond placement.	Expiry date of the fourth coupon is the starting date of the fifth coupon being the 732nd day from the first day of the bond placement.	The size of the fourth coupon income per one Bond is determined according to the following formula: KD = C4*N * (T4 – T3)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C4 - the size of the interest rate of the fourth coupon, in percentage annual; T3 - a starting date of the fourth coupon period; T4 – an expiry date of the fourth coupon period. The size of coupon income for the fourth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).the interest rate for the first coupony.

5th Coupon: The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fifth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fifth coupon is 732nd day from the first day of the bond placement.	Expiry date of the fifth coupon is the starting date of the sixth coupon being the 915th day from the first day of the bond placement.	The size of the fifth coupon income per one Bond is determined according to the following formula: KD = C5*N * (T5 – T4)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C5 - the size of the interest rate of the fifth coupon, in percentage annual; T4 - a starting date of the fifth coupon period; T5 – an expiry date of the fifth coupon period. The size of coupon income for the fifth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

6th Coupon: The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the sixth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the sixth coupon is 915-th day from the first day of the bond placement.	Expiry date of the sixth coupon is the starting date of the seventh coupon being the 1 098th day from the first day of the bond placement.	The size of the sixth coupon income per one Bond is determined according to the following formula: KD = C6*N * (T6 – T5)) / (365/100 %), Where, KD - size of the coupon income on each Bond .;

		N - face-value of one Bond ; C6 - the size of the interest rate of the sixth coupon, in percentage annual; T5 - a starting date of the sixth coupon period; T6 – an expiry date of the sixth coupon period. The size of coupon income for the sixth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

7th Coupon: The interest rate on the seventh coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the seventh coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the seventh coupon is 1 098th day from the first day of the bond placement.	Expiry date of the sixth coupon period is the starting date of the eighth coupon being the 1 281st day from the first day of the bond placement.	The size of the seventh coupon income per one Bond is determined according to the following formula: KD = C7*N * (T7 – T6)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C7 - the size of the interest rate of the seventh coupon, in percentage annual; T6 - starting date of the seventh coupon period; T7 – expiry date of the seventh coupon period. The size of coupon income for the seventh coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

8th Coupon: The interest rate on the eighth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the eighth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the eighth coupon is the 1 281st day from the first day of the bond placement.	Expiry date of the eighth coupon period is the starting date of the ninth coupon being the 1 464th day from the first day of the bond placement.	The size of the eighth coupon income per one Bond is determined according to the following formula: KD = C8*N * (T8 – T7)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C8 - the size of the interest rate of the eighth coupon, in percentage annual; T7 - starting date of the eighth coupon period; T8 – expiry date of the eighth coupon period. The size of coupon income for the eighth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

9TH Coupon: The interest rate on the ninth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the ninth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on

the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the ninth coupon is the 1 464th day from the first day of the bond placement.	Expiry date of the ninth coupon period is the starting date of the tenth coupon being the 1 647th day from the first day of the bond placement.	The size of the ninth coupon income per one Bond is determined according to the following formula: KD = C9*N * (T9 – T8)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C9 - the size of the interest rate of the ninth coupon, in percentage annual; T8 - starting date of the ninth coupon period; T9 – expiry date of the ninth coupon period. The size of coupon income for the ninth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

10th Coupon: The interest rate on the tenth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the tenth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the tenth coupon is 1647-th day from the first day of the bond placement.	Expiry date of the tenth coupon coincides with the maturity date and is the 1830th day from the first day of the bond placement.	The size of the tenth coupon income per one Bond is determined according to the following formula: KD = C10*N * (T10 – T9) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C10 - the size of the interest rate of the tenth coupon, in percentage annual; T9 - starting date of the tenth coupon period; T10 – expiry date of the tenth coupon period. The size of coupon income for the tenth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

9.4. Order and term of payment of the income on bonds including order and term of payment of the income on each coupon period.

Coupon period		Period(date) of coupon income payment	Date of making up the list of Bond owners for payment of coupon income
Starting date	Expiry date		
1st Coupon: Annual interest rate on the first coupon is to be fixed during the auction on the starting day of the bond placement			
Starting date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the starting date of the second coupon being the 183rd day from the first day of the bond placement.	Date of the first coupon income payment is the 183rd day from the first day of the bond placement. If the date of the coupon income payment happens to be week-end, holiday or any other day off in the Russian Federation, the due sum shall	Payment of coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before the date of payment of the coupon income on Bonds

		be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	(hereinafter – Date of making a List of Bond owners and/or Bond nominal Holders).

Procedure of Coupon Yield payment:

Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bond holder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment.

Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. The Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In such a case obligations of the Issuer are considered executed in full and properly. If the essential elements of bank account and other information necessary for execution by the Issuer of its obligations under Bonds, provided by a Bond owner or Bond Holder or available in the Depositary, do not allow the Payment agent to transfer money resources in due time such delay cannot be considered as a delay of execution of obligations under Bonds, and a Bond owner has no right to claim extra interest or any other compensation for such delay in payment. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or nominal Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders.

If the Bond Owners who authorized a nominal holder to receive amounts from the Bond redemption are non-residents and-or physical persons, the nominal holder is obliged to specify the following information about such persons in the list of Bond Owners:

- full name/first name, middle initial, last name the owner of Bonds;
- number of the Bonds owned;
- full name of the person, authorized to receive the redemption sums under Bonds;
- location (or place of registration – for individual persons) and postal address of the Bond Owner including postal code;
- essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds;
- Tax-payer's Identification number (TIN) of the Bond Owner;
- tax status of the Bond Owner.

If a Bond Owner is a juridical person – non-resident:

- personal identification number (IIN) – if any.

If a Bond Owner is a natural person:

- kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;
- number of the certificate of the state retirement insurance of the Bond Owner (if any);
- Tax-payer's Identification number (TIN) of the Bond Owner (if any);
- date, month and year of birth of the Bond Owner.

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and nominal Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and nominal Holders of Bonds.

If the rights of an owner to Bonds are transferred to a nominal holder and a nominal holder is authorized to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a nominal holder.

If the rights of an owner to Bonds are not transferred to a nominal holder or a nominal holder is not authorized by a Bond owner to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a Bond owner.

Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and nominal Holders of the Bonds, made on the Date of making up the list of owners and

nominal Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the coupon income sums under Bonds.

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the nominal Holder of Bonds, authorized to receive the sums of coupon income under Bonds;

c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds;

d) Essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely:

- Number of the account;
- The name of the bank in which the account is open;
- The correspondent account of the bank in which the account is open;
- Bank identification code (BIK) and Tax-payer's Identification number (TIN) of the bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds;

f) The tax status of the person authorized to receive the sums of coupon income under Bonds.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data.

On the basis of the list of Bond Owners and nominal Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts.

Not later than 3 (three) working day before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

2nd Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon

Starting date of the second coupon is the 183rd day from the first day of the bond placement.	Expiry date of the second coupon is the starting date of the third coupon period being the 366th day from the first day of the bond placement.	Date of the second coupon income payment is the 366th day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the second coupon income payment is the same as that of the first coupon income payment.			

3rd Coupon: The interest yield for the third coupon will be equal to the interest rate for the first coupon.

Starting date of the third coupon is the 366th day from the first day of the bond placement.	Expiry date of the third coupon is the starting date of the fourth coupon period being the 549th day from the first day of the bond placement.	Date of the third coupon income payment is the 549th day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the third coupon income payment is the same as that of the first coupon income payment.			

4th Coupon: The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fourth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fourth coupon is the 549th day from the first day of the bond placement.	Expiry date of the fourth coupon is the starting date of the fifth coupon period being the 732nd day from the first day of the bond placement.	Date of the fourth coupon income payment is the 732nd day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5th Coupon: The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fifth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fifth coupon is the 732nd day from the first day of the bond placement.	Expiry date of the fifth coupon is the starting date of the sixth coupon period being the 915th day from the first day of the bond placement.	Date of the fifth coupon income payment is the 915th day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6th Coupon: The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the sixth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the sixth coupon is the 915th day from the first day of the bond placement.	Expiry date of the sixth coupon is the starting date of the seventh coupon period being the 1 098th day from the first day of the bond placement.	Date of the sixth coupon income payment is the 1 098th day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.

Procedure of coupon income payment:
Procedure of the sixth coupon income payment is the same as that of the first coupon income payment

7th Coupon: The interest rate on the seventh coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the seventh coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the seventh coupon is the 1 098th day from the first day of the bond placement.	Expiry date of the seventh coupon is the starting date of the eighth coupon period being the 1 281st day from the first day of the bond placement.	Date of the seventh coupon income payment is the 1 281st day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the seventh coupon income payment is the same as that of the first coupon income payment			

8th Coupon: The interest rate on the eighth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the eighth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the eighth coupon is the 1 281st day from the first day of the bond placement.	Expiry date of the eighth coupon is the starting date of the ninth coupon period being the 1 464th day from the first day of the bond placement.	Date of the eighth coupon income payment is the 1 464th day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the eighth coupon income payment is the same as that of the first coupon income payment			

9th Coupon: The interest rate on the ninth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the ninth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the ninth coupon is the 1 464th day from the first day of the bond placement.	Expiry date of the ninth coupon is the starting date of the tenth coupon period being the 1 647th day from the first day of the bond placement.	Date of the ninth coupon income payment is the 1 647th day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment:			

Procedure of the ninth coupon income payment is the same as that of the first coupon income payment

10th Coupon: The interest rate on the tenth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the tenth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the tenth coupon is the 1 647th day from the first day of the bond placement.	Expiry date of the tenth coupon coincides with the maturity date and is the 1830th day from the first day of the bond placement.	Date of the tenth coupon income payment is the 1 830th day from the first day of the bond placement. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the tenth coupon income payment is the same as that of the first coupon income payment			

9.5. Possibility and conditions of Bond redemption before maturity.

Bond redemption before maturity is not provided.

9.6. Data on Payment Agents

Coupon (interest) yield and the redemption sums under the Bonds shall be paid by the Issuer through its Payment agent.

Full registered name: ***Joint-stock commercial bank " ROSBANK " (open joint-stock company)***

Abbreviated name: ***OJSC AKB " ROSBANK "***

Location: ***11, Masha Poryvaeva Str., Moscow, 107078***

Postal address: ***11, Masha Poryvaeva Str., Moscow, 107078***

Date of the General license for realizing banking transactions: ***January 27, 2003***

Number of the License: ***2272***

The licensing body: ***Central Bank of the Russian Federation (Bank of Russia)***

Functions of the Payment agent:

A Payment agent operates under the Agreement "On Payment Agent" with the Issuer. Pursuant to the Agreement the payment agent is obliged:

1. To transfer money on behalf and at the expense of the Issuer to the persons specified in the List of Bond owners and Holders entitled to receive coupon income/amounts of repayment as well as to consult the Issuer on its request on preparation of documents necessary for execution by the Issuer of its obligations on coupon income payments and repayment of the bond issue par value.

2. To inform the Issuer on the made payments within 1 (one) working day from the date of coupon income or redemption sums payment.

The Issuer is entitled to appoint additional and other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

9.7. Description of actions of the Bond owners in case the Issuer fails to execute its obligations under bonds as well as procedure of disclosing the information on default or undue execution of obligations on repayment and payment of income under bonds.

In compliance with articles 810 and 811 of the Civil Code of Russia, the Issuer is obliged to repay the bond face value to the owners at redemption and to pay the coupon yield under the Bonds in time and order prescribed by the terms and conditions of the Decision on the Bonds issue and the Prospectus on the bond issue.

Default of obligations of the Issuer under Bonds is the essential breach of the conditions of the concluded contract of debt (default) in case of:

- *Delay in execution of the obligation on payment of the next interest (coupon) payment under the Bond for the term of more than 7 days or refusal to fulfill the specified obligation;*
- *Delay in execution of the obligation on payment of the sum of the basic debt under the Bond for the term of more than 30 days or refusal to fulfill the specified obligation.*

Execution of the corresponding obligations with delay, however during the above-stated periods, makes a technical default.

In case of default or technical default under Bonds owners and-or nominal holders of Bonds are entitled to appeal to the person giving security for Bond issue ("Underwriter") under the conditions of irrevocable offer on the conclusion of the contract of guarantee for the purposes of the Bond Issue.

In case of default or technical default under Bonds, execution of obligations of the Issuer before the owners of Bonds on payment of Bond par value and-or the coupon income under Bonds is provided by the Company with limited liability "UTK-Finance" (hereinafter referred to as "Underwriter") in the order stated in item 12.2. of the Decision on bond issue and item 56.14. of the Prospectus on the bond issue.

In case of default or technical default the Issuer is obliged to disclose the following information:

- Volume of not executed obligations;

- The reason of default of obligations;

- Possible actions of the owners of Bonds on satisfaction of their claims.

According to the Item 395 of the Civil Code of the Russian Federation, in case of default or technical default under Bonds the Issuer shall pay interest for failure to pay the amounts in time to owners of Bonds simultaneously with payment of the due sums.

In case of non-execution or undue execution of obligations under the Bonds by the Issuer (including default or technical default), Owners of Bonds can address the court with a claim against the Issuer. In case of non-execution or undue execution of obligations by the Underwriter, Owners of Bonds can file a claim against the Issuer and/or the Underwriter. Owners of Bonds - natural persons can go to the court of the general jurisdiction at the place of the sued party's location, legal persons and individual businessmen - owners of Bonds, can go to the Arbitration court. The Issuer and-or the Underwriter can be sued in the court of general jurisdiction or arbitration court within general limitation period of 3 years.

10. Data on bonds' acquisition.

1. The Issuer is entitled to buy Bonds from their owners with a possibility of their further circulation till the maturity date.

Bond acquisition by the Issuer cannot start before the date of the state registration of the Report on results of Bond Issue.

The Issuer undertakes to acquire all Bonds on demand of owners of Bonds, who submitted orders for Bonds acquisition following the procedure prescribed by the Decision on bond issue and the Prospectus of Bonds, within the last 5 (five) days of the third coupon period under Bonds (hereinafter referred to as - "the first period of submission of orders for the bond acquisition by the Issuer") or the sixth coupon period (hereinafter referred to as - "the second period of submission of orders for the bond acquisition by the Issuer". The first and the second periods of submission of orders for the bond acquisition by the Issuer are hereinafter referred to as the Periods of submission of orders for the bond acquisition by the Issuer").

The Issuer shall acquire the Bonds in the MICEX Stock market Section through Trading and clearing Systems of MICEX in compliance with the Securities Trading Rules of MICEX and other regulatory documents of MICEX effective.

In case of reorganization, liquidation of the Moscow Interbank Stock Exchange or if the Bonds' acquisition by the Issuer through the Moscow Interbank Stock Exchange in the order stipulated by the Decision on the bond issue and the Prospectus of the bonds, does not meet the requirements of the applicable legislation of the Russian Federation, the Issuer shall make a decision on the organizer of trade in the equity market through which the Issuer will conclude transactions on the Bonds' acquisition.

In that case the Issuer shall acquire the Bonds in accordance with the regulatory documents regulating activity of such organizer of trade in the equity market. Simultaneously with the notice of the Decision on definition of the interest rates of the fourth, fifth, and sixth coupons and-or the notice of the Decision on definition of the interest rates of the seventh, eighth, ninth and tenth coupons the Issuer shall publish the information about the organizer of trade in the equity market through which the Issuer will conclude transactions on the bonds' acquisition. The information should include:

- *full and abbreviated names of the organizer of trade in the equity market;*
- *its location;*
- *data on the license: number, date of issue, validity, issuing authority;*
- *procedure for the bonds acquisition according to the rules of the organizer of trade.*

The Issuer shall acquire Bonds on demand of owners of Bonds in the following order:

a) During the period of time starting from the 1-st (First) day of the corresponding Period of submission of orders for the bond acquisition by the Issuer and ending on the last day of the given Period of submission of orders for the bond acquisition by the Issuer the owner of Bonds shall send a notice in writing to the Agent of the Issuer (OJSC AKB " ROSBANK ") on intention to sell to the Issuer the certain number of Bonds on the conditions stated in the Decision on bond issue and the Prospectus of Bonds according to the form specified in subitem "d" of the present item (hereinafter referred to as - "Notice"). The notice should be received in any of the days included in the corresponding Period of submission of orders for the bond acquisition by

the Issuer. The notice can be send by registered mail or urgent express service to the address: m/b 208, 11, Masha Poryvaeva str., Moscow, 107078 for the Securities Department. The notice should also be send to the Agent of the Issuer by fax (095)7252405 for the Securities Department in any of the working days included in the corresponding Period of submission of orders for the bond acquisition by the Issuer.

The notice is considered received by the Agent: if delivered by registered mail or handed personally - from the date of the mark about delivery of the original to the addressee, if delivered by fax - from the moment the sender's fax machine receive the confirmation about reception of the Notice by the addressee.

b) Bonds shall be acquired by the Issuer at the date of acquisition which is to be determined as follows (hereinafter referred to as - " Date of acquisition"):

Date of acquisition of the bonds, orders for which were submitted during the first period of submission of orders for the bond acquisition, is the 5-th (Fifth) working day from the date of the third coupon payment.

Transactions of sale and purchase of Bonds shall be concluded at the price (hereinafter referred to as - " the Price of acquisition ") of 100 (one hundred) percent of the bond par-value. The price of acquisition being 100 (one hundred) percent of the Bond face-value does not include the sum of the accumulated coupon income under Bonds as at the Date of acquisition (NKD) to be calculated according to item 15 of the Decision on bond issue and item 10.10 of the Prospectus of Bonds and paid in addition.

Date of acquisition of the bonds, orders for which were submitted during the second period of submission of orders for the bond acquisition, is the 5-th (Fifth) working day from the date of the sixth coupon payment.

Transactions of sale and purchase of Bonds shall be concluded at the price (hereinafter referred to as - " the Price of acquisition ") of 100 (one hundred) percent of the bond par value. The price of acquisition being 100 (one hundred) percent of the Bond face-value does not include the sum of the accumulated coupon income under Bonds as at the Date of acquisition (NKD) to be calculated according to item 15 of the Decision on bond issue and item 10.10. of the Prospectus of Bonds and paid in addition.

c) After sending the Notice specified in subitem "a" of item 9.1.2. of the Prospectus on the bond issue and subitem "a" of item 10 of the Decision on bond issue the owner of Bonds being a Member of the MICEX Stock market Section, or a broker - Member of the MICEX Stock market Section operating on behalf and at the expense of the owner of Bonds not being the Member of the MICEX Stock market Section, submits the target order for sale of Bonds through the Trading System of the MICEX Stock market Section according to the MICEX Trading Rules and other bylaws of the MICEX Stock market Section(hereinafter referred to as - " Rules of the Section ") to the Agent of the Issuer being a member of the MICEX Stock market Section, with indication of the price determined in subitem "b" of the present item, number of Bonds to be sold by the owner of Bonds and T0 accounting code.

The order shall be submitted to the Trading System from 11:00 a.m. to 03:00 p.m. Moscow time on the corresponding Date of acquisition of Bonds. The number of Bonds specified in the order shall not exceed the number of Bonds specified in the Notice sent by the owner of Bonds according to item 9.1.2. of the Prospectus on the bond issue and item 10 of the Decision on bond issue.

If the owner of Bonds is not a Member of the MICEX Stock market Section, he shall conclude the corresponding Agreement with any broker being a Member of the MICEX Stock market Section and give the specified broker instructions on sale of Bonds.

According to the conditions of Bonds acquisition by the Issuer the extract from the Register of the trades made up as corresponding appendix to the MICEX Trading Rules and certified by the MICEX authorized signature shall be considered sufficient evidence of submitting the order for sale of Bonds.

d) The notice on the intention of the owner of Bonds to sell to the Issuer a certain number of Bonds shall be made under the following form:

Hereby ___________________ (First name, middle initial, last name of the owner of Bonds - for the natural person, full name of the owner of Bonds - for the legal person) notifies on the intention to sell to Public joint-stock company " Southern telecommunications company " series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, state registration number ___________, owned by _________________ (First name, middle initial, last name of the owner of Bonds - for the natural person, full name of the owner of Bonds - for the legal person) according to the conditions set forth in the Prospectus of Bonds and Decisions on the bond issue.

____

First name, middle initial, last name of the owner of Bonds - for the natural person, full name of the owner of Bonds - for the legal person: ____

Number of Bonds offered for sale (figures and in words).

____

The name of the Member of the MICEX Stock market Section who on behalf and at the expense of the owner of Bonds will submit the order for sale of Bonds to the Agent of the Issuer in the MICEX Trading System, on the corresponding Date of acquisition of Bonds (if the owner of Bonds is not a Member of the MICEX Stock market Section)

The signature of the owner of Bonds

Seal of the owner of Bonds - for the legal person.

e) Transactions on the Bonds' acquisition by the Issuer shall be concluded in the MICEX Stock market Section according to the MICEX Trading Rules. Not later than at 17:30 Moscow time on the Date of acquisition the Issuer undertakes to conclude transactions with the owners of Bonds being Members of the MICEX Stock market Section, or the brokers - Members of the MICEX Stock market Section operating on behalf and at the expense of the Bonds owners not being Members of the MICEX Stock market Section by sending counter target orders to the orders submitted in compliance with item 10 of the Decision on the bond issue and item 9.1.2. of the Prospectus of the Bonds and kept in the trading system of MICEX by the moment of making the transaction.

If the bonds of the issue are acquired by the Issuer, they are to be transferred to the emissive account of depot of the Issuer in NDC.

Later, the Bonds acquired by the Issuer can circulate in the secondary market (provided all provisions of the applicable legislation of the Russian Federation are being observed by the Issuer).

Date of Bond acquisition or the procedure of its determination:

Date of Bond acquisition by the Issuer can not be prior to the date of the state registration of the Report on the results of the bond issue by the Federal Commission for Securities Market of Russia and the starting date of the secondary circulation of the Bonds.

Bonds shall be acquired by the Issuer on the Date of acquisition which is to be determined as follows:

Date of acquisition of the bonds, orders for which were submitted during the first period of submission of orders for the bond acquisition, is the 5-th (Fifth) working day from the date of the third coupon payment. Transactions of sale and purchase of Bonds shall be concluded at the price (hereinafter referred to as - " the Price of acquisition ") of 100 (one hundred) percent of the bond par value. The price of acquisition being 100 (one hundred) percent of the Bond face-value does not include the sum of the accumulated coupon income under Bonds as at the Date of acquisition (NKD) to be calculated according to item 15 of the Decision on bond issue and item 10.10 of the Prospectus of Bonds and paid in addition.

Date of acquisition of the bonds, orders for which were submitted during the second period of submission of orders for the bond acquisition, is the 5-th (Fifth) working day from the date of the sixth coupon payment. Transactions of sale and purchase of Bonds shall be concluded at the price (hereinafter referred to as - " the Price of acquisition ") of 100 (one hundred) percent of the bond par-value. The price of acquisition being 100 (one hundred) percent of the Bond face-value does not include the sum of the accumulated coupon income under Bonds as at the Date of acquisition (NKD) to be calculated according to item 15 of the Decision on bond issue and item 10.10. of the Prospectus of Bonds and paid in addition.

Procedure of disclosing the information on Bond acquisition upon request of the Bond Owners:

Not later than 10 (ten) working days before the date of the third coupon income payment the Issuer shall take a decision on determination of the size of interest rates under the fourth, fifth and sixth coupons and publish a notice on such a decision in order and terms specified in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the Bonds;

Not later than 10 (ten) working days before the date of the sixth coupon income payment the Issuer shall take a decision on determination of the size of interest rates under the seventh, eighth, ninth and tenth coupons and publish a notice on such a decision in order and terms specified in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the Bonds;

The Issuer discloses the information on terms of execution of obligations by the Issuer on the Bonds acquisition in order and terms specified in item 11 of the Decision on the bond issue and item 2.9 of the Prospectus of the Bonds.

2. The Issuer can acquire the Bonds under the agreement with their owner (owners) for their further circulation till the maturity date. The Issuer can purchase the Bonds only after the date of the state registration of the Report on the results of the Bond issue. The Issuer is entitled to buy the Bonds of the present issue through the conclusion of transactions of sale and purchase of the Bonds with their owners according to the legislation of the Russian Federation on the basis of public irrevocable offers of the Issuer published in mass media.

The Issuer can make separate decisions on purchase of Bonds under arrangement with their owners. Such decision is accepted by the Issuer's Board of Directors with determination of the price, term and procedure for the Bonds acquisition. The information on the accepted decision on purchase of Bonds shall be disclosed by the Issuer in the following time from the date of drawing up the Minutes of the meeting of the Board of Directors of the Issuer which approved the decision on purchase of the Bonds:

- *in the news tapes of «Interfax» and «AK&M» – within 1 day;*

- *in the Internet site www.stcompany.ru – within 3days;*
- *in the newspapers "Vedomosti" or "Izvestiya" - not later than 5 (five) days from the date of drawing up the Minutes of the meeting of the Board of Directors of the Issuer which approved the decision on purchase of the Bonds;*
- *in the "Supplement to the Bulletin of the FCSM of Russia",*

but not later than 7 (seven) days prior to the starting date of the bonds' acquisition fixed by the Issuer's Board of Directors.

The notice of the approved decision on the Bonds acquisition should include the following information:

- *date of the meeting of the Issuer's Board of Directors which approved the decision on the bonds acquisition;*
- *number and date of drawing up the Minutes of the meeting of the Issuer's Board of Directors which approved the decision on the bonds acquisition;*
- *series and form of the Bonds, state registration number and date of the state registration of the Bond issue;*
- *number of the Bonds to be acquired;*
- *period during which a Bond owner can send to the Issuer's Agent a written notice of intention to sell to the Issuer a certain number of Bonds under conditions established in the Issuer's decision on the Bonds acquisition and published in mass media;*
- *starting date of the Bonds acquisition by the Issuer;*
- *expiry date of the Bonds acquisition by the Issuer;*
- *price of the Bonds acquisition and procedure for its determination;*
- *procedure for the Bonds acquisition;*
- *form and term of payment;*
- *name of the Agent authorized by the Issuer to acquire (repay) Bonds, its location, data on its license of the professional participant of the equity market.*

The notice should be published in the Internet site www.stcompany.ru and in the newspapers "Vedomosti" or "Izvestiya" only after its publication in the news tapes.

Simultaneously with the notice of the approved decision on the Bonds acquisition by the Issuer under arrangement with their owners, public irrevocable offer containing all essential provisions of the transaction of sale and purchase of the Bonds should be published in the same organ. The offer should demonstrate the Issuer's willingness to buy the Bonds under the conditions specified in the publication from any owner of the Bonds who has expressed the wish to accept the offer.

Later, the Bonds acquired by the Issuer can circulate in the secondary market (provided all provisions of the applicable legislation of the Russian Federation are being observed by the Issuer).

Procedure of disclosing the information on Bond acquisition under arrangement with the Bond Owners:

The information about the accepted decision on purchase of Bonds under arrangement with their owners shall be disclosed by the Issuer in the following time from the date of drawing up the Minutes of the meeting of the Board of Directors of the Issuer which approved the decision on purchase of the Bonds:

- *in the news tapes of «Interfax» and «AK&M» – within 1 day;*
- *in the Internet site www.stcompany.ru – within 3days;*
- *in the newspapers "Vedomosti" or "Izvestiya" - not later than 5 (five) days from the date of drawing up the Minutes of the meeting of the Board of Directors of the Issuer which approved the decision on the Bonds acquisition;*

but not later than 7 (seven) days prior to the starting date of the bonds' acquisition fixed by the Issuer's Board of Directors.

The notice of the approved decision on the Bonds acquisition should include the following information:

- *date of the meeting of the Issuer's Board of Directors which approved the decision on the bonds acquisition;*
- *number and date of drawing up the Minutes of the meeting of the Issuer's Board of Directors which approved the decision on the bonds acquisition;*
- *series and form of the Bonds, state registration number and date of the state registration of the Bond issue;*
- *number of the Bonds to be acquired;*
- *period during which a Bond owner can send to the Issuer's Agent a written notice of intention to sell to the Issuer a certain number of Bonds under conditions established in the Issuer's decision on the Bonds acquisition and published in mass media;*
- *starting date of the Bonds acquisition by the Issuer;*
- *expiry date of the Bonds acquisition by the Issuer;*
- *price of the Bonds acquisition and procedure for its determination;*
- *procedure for the Bonds acquisition;*

- *form and term of payment;*
- *name of the Agent authorized by the Issuer to acquire (repay) Bonds, its location, data on its license of the professional participant of the equity market.*

The notice should be published in the Internet site www.stcompany.ru and in the newspapers "Vedomosti" or "Izvestiya" only after its publication in the news tapes.

Simultaneously with the notice of the approved decision on the Bonds acquisition by the Issuer under arrangement with their owners, public irrevocable offer containing all essential provisions of the transaction of sale and purchase of the Bonds should be published in the same organ. The offer should demonstrate the Issuer's willingness to buy the Bonds under the conditions specified in the publication from any owner of the Bonds who has expressed the wish to accept the offer.

After the fixed term of the Bonds acquisition expires, the Issuer shall publish information on the term of execution of obligations.
The said information shall be published:

- *in the news tapes of «Interfax» and «AK&M» – within 1 day;*
- *in the Internet site www.stcompany.ru – within 3days;*
- *in the newspapers "Vedomosti" or "Izvestiya" – within 5 (five) days;*
- *in the "Supplement to the Bulletin of the FCSM of Russia",*

11. Procedure of disclosing the information on the Bond Issue by the Issuer.

The Issuer discloses information at each stage of the bond issue as well as in the form of notices of material facts in order established by the Federal law «On Equity Market » № 39-FZ of 22.04.1996, the Federal law «On Joint –Stock Companies» №208-FZ of 26.12.95, Provisions on disclosure of information by Issuers approved by the Federal Commission for Securities' Market of Russia № 03-32/ps of July 2, 2003 (hereinafter referred to as – "Provisions") in order and terms stipulated by the Decision on the securities issue and the Prospectus of the securities. If at the moment of the occurrence of the fact about which the Issuer should disclose information in compliance with the effective federal laws, normative legal acts of the federal body on the equity market, procedure and terms of disclosing information about such fact different from those stipulated by the Decision on the securities issue and the Prospectus of the securities, were established, then the information about such fact shall be disclosed in order and terms stipulated by the federal laws and normative legal acts of the federal body on the equity market, effective at the moment of the occurrence of the fact.

1. The Issuer shall make publication about the decision on the Bond placement in the following time from the date of drawing up the Minutes of the meeting of the Issuer's authorized body which approved the decision on the Bond placement:

- *in the news tapes of «Interfax» and «AK&M» – within 1 day;*
- *in the Internet site www.stcompany.ru – within 3days;*
- *in the newspapers "Vedomosti" or "Izvestiya" - within 5 (five) days;*
- *in the "Supplement to the Bulletin of the FCFM of Russia".*

2. The Issuer shall make publication about the decision on the securities issue in the following time from the date of drawing up the Minutes of the meeting of the Issuer's authorized body which approved the decision on the securities issue:

- *in the news tapes of «Interfax» and «AK&M» – within 1 day;*
- *in the Internet site www.stcompany.ru – within 3days;*
- *in the newspapers "Vedomosti" or "Izvestiya" - within 5 (five) days;*
- *in the "Supplement to the Bulletin of the FCFM of Russia".*

3. After the state registration of the Bond issue the Issuer shall publish a notice of the state registration of the Bond issue and the procedure for access to the information about the securities' issue in the following time from the date of the state registration of the Bond issue:

in the news tapes of «Interfax» and «AK&M» – within 3 days;
in the Internet site www.stcompany.ru – within 3days;
in the newspapers "Vedomosti" or "Izvestiya" - within 5 (five) days;
in the "Supplement to the Bulletin of the FCFM of Russia".
The notice should be published in the Internet site www.stcompany.ru and in the newspapers "Vedomosti" or "Izvestiya" only after its publication in the news tapes.

Within three days from the date of the state registration of the Bond issue the Issue shall publish the text of the registered

Prospectus of the Bonds on the Internet site www.stcompany.ru.

The text of the registered Prospectus of the Bonds should be available in the Internet from the date of its publication in the Internet site www.stcompany.ru till the expiry of 6 months from the date of publication of the registered Report on the results of the bond issue in the Internet site www.stcompany.ru

4. The starting date of the Bond placement shall be determined by the Issuer after the state registration of the bond issue and published in the following terms:

in the news tapes of «Interfax» and «AK&M» – not later than 5 days prior to the starting date of the bond placement;

in the Internet site www.stcompany.ru – not later than 4 days prior to the starting date of the bond placement;

5. The Issuer shall publish a notice of the bond placement completion in the following terms from the expiry date of the bond placement:

in the news tapes of «Interfax» and «AK&M» – within 1 day;
in the Internet site www.stcompany.ru – within 3days;
in the newspapers "Vedomosti" or "Izvestiya" - within 5 (five) days;
in the "Supplement to the Bulletin of the FCFM of Russia".

6. After the state registration of the Report on the results of the Bond issue the Issuer shall publish a notice of the state registration of the Report on the Bond issue in the following time from the date of the state registration of the Report on the Bond issue:

in the news tapes of «Interfax» and «AK&M» – within 3 days;
in the Internet site www.stcompany.ru – within 3days;
in the newspapers "Vedomosti" or "Izvestiya" - within 5 (five) days;
in the "Supplement to the Bulletin of the FCFM of Russia".

Within three days from the date of the state registration of the Report on the Bond issue the Issuer shall publish the text of the registered of the Report on the Bond issue on the Internet site www.stcompany.ru.

The text of the registered Report on the Bond issue shall be available in the Internet site www.stcompany.ru till the expiry of 6 months from the date of its publication in the Internet site www.stcompany.ru

7. After summing up the results of the Auction on determination of the first coupon interest rate individual executive body of the Issuer takes a decision on the size of the first coupon interest rate. The Issuer shall publish information on the taken decision in the following time from the date of taking a decision on determination of the size of the first coupon interest rate:

in the news tapes of the information agencies «Interfax» and «AK&M» – within 1 day;
in the Internet site www.stcompany.ru – within 3days;
in the newspapers "Vedomosti" or "Izvestiya" - within 5 (five) days;
in the "Supplement to the Bulletin of the FCFM of Russia".

8. The Issuer shall inform the MICEX about its decision on the size of the first coupon interest rate in written form not later than 30 minutes prior to its sending to a news agency. After sending notification on the size of the interest rate under the first coupon to a news agency the Issuer informs the Underwriter about the size of the interest rate under the first coupon. The Underwriter informs all members of the MICEX Stock Market Section about the size of the interest rate under the first coupon fixed by the Issuer using MICEX Trading system by means of e-mailing to all members of the MICEX Stock Market Section.

9. After ending of each coupon period the Issuer shall disclose information on the terms of execution of obligations on the coupon income payment under the bonds in the following time from the dates on which the Issuer's obligations on the coupon income payment are to be executed:

in the news tapes of the information agencies «Interfax» and «AK&M» – within 1 day;
in the Internet site www.stcompany.ru – within 3days;
in the newspapers "Vedomosti" or "Izvestiya" - within 5 (five) days;
in the "Supplement to the Bulletin of the FCFM of Russia".

10. The interest rate on the fourth, fifth and sixth coupons shall be fixed by the Issuer not later than 10 (ten) business days prior to the date of the third coupon payment. The Issuer shall publish information on the taken decision in the following time from the date of taking decision on determination of the size of the interest rate under the fourth, fifth and sixth coupons:

in the news tapes of the information agencies «Interfax» and «AK&M» – within 1 day;
in the Internet site www.stcompany.ru – within 3days;
in the newspapers "Vedomosti" or "Izvestiya" - within 5 (five) days;
in the "Supplement to the Bulletin of the FCFM of Russia".

11. The interest rate on the seventh, eighth, ninth and tenth coupons shall be fixed by the Issuer not later than 10 (ten) business days prior to the date of the sixth coupon payment. The Issuer shall publish information on the taken decision in the following

time from the date of taking decision on determination of the size of the interest rate under the seventh, eighth, ninth and tenth coupons:

in the news tapes of the information agencies «Interfax» and «AK&M» – within 1 day;
in the Internet site www.stcompany.ru – within 3days;
in the newspapers "Vedomosti" or "Izvestiya" - within 5 (five) days;
in the "Supplement to the Bulletin of the FCFM of Russia".

12. After the maturity date the Issuer shall disclose information on the terms of execution of obligations on the bonds redemption in the following time from the maturity date:

in the news tapes of the information agencies «Interfax» and «AK&M» – within 1 day;
in the Internet site www.stcompany.ru – within 3days;
in the newspapers "Vedomosti" or "Izvestiya" - within 5 (five) days;
in the "Supplement to the Bulletin of the FCFM of Russia".

13. In case of default or technical default of the Issuer's obligations on Bonds the Issuer shall disclose the following information:

- Volume of not executed obligations;

- Reason of default of obligations;

- List of possible actions of Bond owners aimed at satisfaction of their demands.

in the following time from the date on which the Issuer's obligations are to be executed:

in the news tapes of the information agencies «Interfax» and «AK&M» – within 1 day;
in the Internet site www.stcompany.ru – within 3days;
in the newspapers "Vedomosti" or "Izvestiya" - within 5 (five) days;
in the "Supplement to the Bulletin of the FCFM of Russia".

14. The information about the approved by the Board of Directors decision on purchase of Bonds under arrangement with their owners shall be disclosed by the Issuer in the following time from the date of drawing up the Minutes of the meeting of the Board of Directors of the Issuer which approved the decision on the Bonds acquisition:

- *in the news tapes of «Interfax» and «AK&M» – within 1 day;*
- *in the Internet site www.stcompany.ru – within 3days;*
- *in the newspapers "Vedomosti" or "Izvestiya" - not later than 5 (five) days from the date of drawing up the Minutes of the meeting of the Board of Directors of the Issuer which approved the decision on the Bonds acquisition;*

but not later than 7 (seven) days prior to the starting date of the bonds' acquisition fixed by the Issuer's Board of Directors.

The notice of the approved decision on the Bonds acquisition should include the following information:

- *date of the meeting of the Issuer's Board of Directors which approved the decision on the bonds acquisition;*
- *number and date of drawing up the Minutes of the meeting of the Issuer's Board of Directors which approved the decision on the bonds acquisition;*
- *series and form of the Bonds, state registration number and date of the state registration of the Bond issue;*
- *number of the Bonds to be acquired;*
- *period during which a Bond owner can send to the Issuer's Agent a written notice of intention to sell to the Issuer a certain number of Bonds under conditions established in the Issuer's decision on the Bonds acquisition and published in mass media;*
- *starting date of the Bonds acquisition by the Issuer;*
- *expiry date of the Bonds acquisition by the Issuer;*
- *price of the Bonds acquisition and procedure for its determination;*
- *procedure for the Bonds acquisition;*
- *form and term of payment;*
- *name of the Agent authorized by the Issuer to acquire (repay) Bonds, its location, data on its license of the professional participant of the equity market.*

The notice should be published in the Internet site www.stcompany.ru and in the newspapers "Vedomosti" or "Izvestiya" only after its publication in the news tapes.

Simultaneously with the notice of the approved decision on the Bonds acquisition by the Issuer under arrangement with their owners, public irrevocable offer containing all essential provisions of the transaction of sale and purchase of the Bonds should be published in the same organ. The offer should demonstrate the Issuer's willingness to buy the Bonds under the conditions specified in the publication from any owner of the Bonds who has expressed the wish to accept the offer.

After the fixed term of the Bonds acquisition expires, the Issuer shall publish information on the term of execution of obligations.

The said information shall be published:

- *in the news tapes of «Interfax» and «AK&M» – within 1 day;*
- *in the Internet site www.stcompany.ru – within 3days;*
- *in the newspapers "Vedomosti" or "Izvestiya" – within 5 (five) days;*
- *in the "Supplement to the Bulletin of the FCSM of Russia".*

15. In case of reorganization, liquidation of the Moscow Interbank Stock Exchange or if the Bonds' acquisition by the Issuer through the Moscow Interbank Stock Exchange in the order stipulated by the Decision on the bond issue and the Prospectus of the bonds, does not meet the requirements of the applicable legislation of the Russian Federation, the Issuer shall make a decision on the organizer of trade in the equity market through which the Issuer will conclude transactions on the Bonds' acquisition.

In that case the Issuer shall acquire the Bonds in accordance with the regulatory documents regulating activity of such organizer of trade in the equity market. Simultaneously with the notice of the Decision on definition of the interest rates of the fourth, fifth, and sixth coupons and-or the notice of the Decision on definition of the interest rates of the seventh, eighth, ninth and tenth coupons the Issuer shall publish the information about the organizer of trade in the equity market through which the Issuer will conclude transactions on the bonds' acquisition. The information should include:

- *full and abbreviated names of the organizer of trade in the equity market;*
- *its location;*
- *data on the license: number, date of issue, validity, issuing authority;*
- *procedure for the bonds acquisition according to the rules of the organizer of trade.*

16. The Issuer is entitled to appoint additional and other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in the news tapes of «Interfax» and «AK&M» within 5 days from the date of such appointments or their cancellation as well as in the Internet site www.stcompany.ru The notice should be published in the Internet site www.stcompany.ru after its publication in the news tapes of the information agencies «Interfax» and «AK&M».

17. If the conditions of security under the Bonds change for the reasons beyond the reasonable control of the Issuer or owners of the secured Bonds, the Issuer shall publish an official notification of such changes in the news tapes of «Interfax» and «AK&M» within 5 days of their onset as well as in the Internet site www.stcompany.ru The notice should be published in the Internet site www.stcompany.ru after its publication in the news tapes of the information agencies «Interfax» and «AK&M».

Since the date of publication of the notice on the state registration of the Bond issue and on the procedure for disclosing information contained in the Emissive Prospectus of the Bonds, all interested parties can familiarize themselves with the Decision on the Bond issue and the Prospectus of the Bonds as well as with other documents in compliance with the requirements of the Russia legislation at the following addresses:

Public Joint –Stock Company " Southern Telecommunications Company ", 66, Karasunskaya Str., Krasnodar, 350 000, phone: (8612) 53-20-56, Internet site: http:// www.stcompany.ru

OJSC AKB " ROSBANK ", 11, Masha Poryvaeva Str., Moscow, 107078, Phone: (095) 234-90-82, 208-90-38.

Payment may be charged for making copies of the Decision on the Bond issue, the Prospectus of the Bonds, the Report on the results of the bond issue and other documents. The price should not exceed costs for their copying.

12. Data on Security for the Bonds of the Issue

12.1. Data on the person providing security for the bond issue

Person providing security:

Full registered name: *Company with Limited Liability "UTK-Finance "*

Abbreviated name: *"UTK-Finance " Ltd*

TIN: *2308090843*

OGRN: *1032304152220*

Location*: 66, Karasunskaya Str., Krasnodar, 350 000*

Kind of security:
Underwriting

Size of security (RUR): ***Total par value of the Bonds amounting to 3 500 000 000 (three billion five hundred million) rubles and the cumulative coupon income under Bonds.***

12.2 Terms of underwriting and procedure of exercising by Bond owners their right on provided security:

Item 12.2 of the Decision on the Bond Issue and item 9.1.2 of the Prospectus on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions (hereinafter referred to as - "Offer").

By this Offer the Underwriter undertakes to assume liability before the buyers of the bonds (hereinafter referred to as – Owners of the bonds) under the Issuer's obligations to pay total par value of the Bond issue amounting to RUR 3.5 billion (three and a half billion rubles) as well as cumulative coupon income under Bonds (hereinafter referred to as - Obligations) in the order set forth in the Decision on the bond issue and the Prospectus of the Bonds, aimed at due execution by Public Joint – Stock Company "UTK" (hereinafter referred to as - the Issuer) obligations under series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, total amount of 3 500 000 (three million five hundred thousand) bonds with face value of 1000 (one thousand) rubles each (hereinafter referred to as – Bonds).

The Underwriter and the Issuer carry joint liability before Owners of Bonds under Obligations.

The size of commitments secured by the Underwriter can not exceed total par value of the Bond issue amounting to 3 500 000 000 (three billion five hundred million) rubles as well as cumulative coupon income under 3 500 000 (three million five hundred thousand) bonds. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate performance by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The Underwriter shall execute the Obligations if all the following conditions are present at the same time:

- A Bond Owner or a person duly authorized by the Owner have submitted a Claim on execution of the corresponding Obligation to the Underwriter (hereinafter referred to as - the Claim);

- The Claim shall contain:

(a) Nature of Obligations that were not performed by the Issuer before the Owner;

(b) The size of non-fulfilled Obligations of the Issuer before the Owner;

(c) The full registered name (First name, middle initial, last name - for the natural person) of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(d) The location of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(e) For the natural person - a series and number of the passport, date of issue and issuing body;

(f) Name of the country where the Owner is a tax resident;

(g) Number of Bonds owned by the Owner under which payments are to be made; and

(h) Essential elements of the bank account of the Owner or the person, authorized to receive payments under Obligations;

- The following documents should be enclosed to the Claim:

(a)A copy of an extract from the account of depot of the owner of Bonds certified by the Depositary recording the rights under Bonds with indication of the number of the Bonds belonging to the Owner;

(b) duly executed according to the effective legislation of the Russian Federation documents confirming powers of the authorized person(in case of submission of the Claim by the authorized person of the owner of Bonds);

- The Claim shall be signed by the Owner or the person, authorized to receive payments under Obligations. If the Claim is submitted by the legal person, it should contain a seal of this legal person.

Claims can be submitted to the Underwriter during two years from the Maturity date of the Bond issue fixed in the Decision on the bond issue and the Prospectus of the Bonds.

The Underwriter shall transfer the corresponding payments to the account specified in the Claim not later than 30 (Thirty) days from the date of the receipt of the Claim.

Acquisition of Bonds means the acceptance of the Offer, namely, the conclusion of the contract of guarantee between the buyers of the Bonds and the Underwriter on the conditions stated above. The specified contract of guarantee is considered concluded from the moment of obtaining the property rights on Bonds by the first Owner, at that, the written form of the contract of guarantee is considered observed. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions which exist at the moment of transferring such rights. Transfer of the rights arising from the specified contract of guarantee is declared invalid without transfer of the rights under the Bonds.

The Offer is irrevocable.

Any dispute arising out of the given Offer and the contract of guarantee concluded by means of the acceptance of the Offer shall be settled by the Arbitration court or in the court of the general jurisdiction at the place of the sued party residence.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the Russian Federation.

Procedure for notification (disclosure of information) about the changes of the conditions of security under the Bonds for the reasons beyond the reasonable control of the Issuer or owners of the secured Bonds:

The Issuer shall publish an official notification of the changes of the conditions of security under the Bonds for the reasons beyond the reasonable control of the Issuer or owners of the secured Bonds in order and terms specified in item 11 of the decision on the Bond issue and item 2.9. of the emissive Prospectus of the bonds.

13. The Issuer undertakes to ensure the rights of Bond Owners, provided they observe the procedure for exercising such rights, established by the laws of the Russian Federation .

14. In case the Issuer fails to perform its obligations on Bonds or delays the execution of such obligations the Underwriter – Company with Limited Liability "UTK-Finance" - undertakes to ensure fulfillment of the Issuer's obligations before the Owners of Bonds on the conditions of the underwriting.

15. Other data stipulated by Standards of issue of bonds and their prospectuses.

1. Bonds are permitted to freely circulate in stock- exchange and over the counter markets.

Non-residents can acquire Bonds according to the current legislation and statutory acts of the Russian Federation.

Circulation of Bonds in the secondary market begins on the first calendar day following the date of the state registration of the report on results of the Bond Issue by FCSM of Russia. In the over the counter market bonds are to be circulating without restrictions up to the Maturity Date.

Transactions with bonds in the Moscow Interbank Stock Exchange stop on the day following the Date of drawing up the list of owners and/or nominal Holders of Bonds for payment of the coupon income on each coupon (except for the last one), and resume on the day of payment of the corresponding coupon income.

Transactions with bonds in MICEX cease on the day following the Date of drawing up the list of owners and/or nominal Holders of Bonds for payment of the last coupon income and repayment of the present Bond Issue.

2. The accumulated coupon income on Bonds (NKD) shall be calculated by the following formula:

$NKD = Cj * N * (T - Tj\text{-}1) / 365/100\ \%$,

Where

NKD - accumulated coupon income under each Bond;

N - a face value of one Bond;

j- serial number of the coupon period, j=1,2,3,4,5,6,7,8,9,10;

Cj - coupon income rate under Bonds in j-th period, annual interest rates;

Tj-1- expiry date of the coupon period with a serial number (j-1);

Expiry dates of the coupon periods are fixed by the Decision on the bond issue and the Prospectus of the Bonds. For the first coupon period Tj-1 is the starting date of the bond placement

T – date for calculation of the cumulative coupon income.

Amount of accumulated coupon income on one Bond is calculated to one kopeck (Methods of mathematical rounding are used, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

3) IRREVOCABLE OFFER TO CONCLUDE A CONTRACT OF GUARANTEE

Company with Limited Liability "UTK-Finance", incorporated under the laws of the Russian Federation, located at the address: 66, Karasunskaya Str., Krasnodar, 350 000 (hereinafter referred to as the Underwriter) in the person of the Director Ivan I. Ignatenko, acting on the basis of the company Charter, with a view to provide proper execution by Public Joint –Stock Company "Southern Telecommunications Company" (hereinafter – the Issuer) its obligations under series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, , total amount of 3 500 000 (three million five hundred thousand) bonds with face value of 1000 (one thousand) rubles each, total par value of the Bond issue amounting to RUR 3.5 billion (three and a half billion rubles (hereinafter referred to as – the Bonds), undertakes to assume liability before the buyers of the bonds (hereinafter referred to as – the Bond Owners) under the Issuer's obligations to pay total par value of

the Bond issue amounting to RUR 3.5 billion (three and a half billion rubles) as well as cumulative coupon income under Bonds (hereinafter referred to as - Obligations) in the order set forth in the Decision on the bond issue and the Prospectus of the Bonds.

The Underwriter and the Issuer carry joint liability before Owners of Bonds under Obligations.

The size of commitments secured by the Underwriter can not exceed total par value of the Bond issue amounting to 3 500 000 000 (three billion five hundred million) rubles as well as cumulative coupon income under 3 500 000 (three million five hundred thousand) bonds. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate performance by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The Underwriter shall execute the Obligations if all the following conditions are present at the same time:

- A Bond Owner or a person duly authorized by the Owner have submitted a Claim on execution of the corresponding Obligation to the Underwriter (hereinafter referred to as - the Claim);

- The Claim shall contain:

(a) Nature of Obligations that were not performed by the Issuer before the Owner;

(b) The size of non-fulfilled Obligations of the Issuer before the Owner;

(c) The full registered name (First name, middle initial, last name - for the natural person) of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(d) The location of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(e) For the natural person - a series and number of the passport, date of issue and issuing body;

(f) Name of the country where the Owner is a tax resident;

(g) Number of Bonds owned by the Owner under which payments are to be made; and

(h) Essential elements of the bank account of the Owner or the person, authorized to receive payments under Obligations;

- The following documents should be enclosed to the Claim:

(b) A copy of an extract from the account of depot of the owner of Bonds certified by the Depositary recording the rights under Bonds with indication of the number of the Bonds belonging to the Owner;

(b) duly executed according to the effective legislation of the Russian Federation documents confirming powers of the authorized person(in case of submission of the Claim by the authorized person of the owner of Bonds);

- The Claim shall be signed by the Owner or the person, authorized to receive payments under Obligations. If the Claim is submitted by the legal person, it should contain a seal of this legal person.

Claims can be submitted to the Underwriter during two years from the Maturity date of the Bond issue fixed in the Decision on the bond issue and the Prospectus of the Bonds.

The Underwriter shall transfer the corresponding payments to the account specified in the Claim not later than 30 (Thirty) days from the date of the receipt of the Claim.

Acquisition of Bonds means the acceptance of the Offer, namely, the conclusion of the contract of guarantee between the buyers of the Bonds and the Underwriter on the conditions stated above. The specified contract of guarantee is considered concluded from the moment of obtaining the property rights on Bonds by the first Owner, at that, the written form of the contract of guarantee is considered observed. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions which exist at the moment of transferring such rights. Transfer of the rights arising from the specified contract of guarantee is declared invalid without transfer of the rights under the Bonds.

The Offer is irrevocable.

Any dispute arising out of the given Offer and the contract of guarantee concluded by means of the acceptance of the Offer shall be settled by the Arbitration court or in the court of the general jurisdiction at the place of the sued party residence.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the Russian Federation.

Director

Company with Limited Liability "UTK-Finance " */I.I.Ignatenko/*

Seal

NOTICE
OF THE BOND PLACEMENT

1.Full and abbreviated registered names of the Issuer: ***Public Joint Stock Company "Southern Telecommunications Company", "UTK" PJSC***

2. Location of the Issuer:

66, Karasunskaya Str., Krasnodar, 350000

3. Internet site used by the Issuer for publishing information to be disclosed during different stages of the bond issue:

http://www.stcompany.ru/

4. Name of the print periodical used by the Issuer for publishing information to be disclosed during different stages of the bond issue:

Newspaper "Vedomosti", "Supplement to "Vestnik" of the Federal Service on financial markets".

5. Information about the securities under placement:

Kind, category (type), series and other identification characteristics of the securities.
series 03 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as "Bonds")

State registration number of the bond issue and date of the state registration:
4-07-00062-A of August 17, 2004

Name of the registering authority:
Federal Service on financial markets of the Russian Federation

Amount of distributed securities and face value of each security.
3 500 000 (three million five hundred thousand) units with face value of 1 000 (One thousand) rubles each

Total par value of the bond issue:
3 500 000 000 (three billion five hundred million) rubles

Form of the bond placement.
Public offering

Maturity date
The first day of the Maturity date is the 1 830th (one thousand eight hundred and thirtieth) day from the launch date of the bonds placement.
The last day of the Maturity date coincides with the first day of the Maturity date.

Price of the placement and procedure of its determination:

The price of the bond placement for the first and subsequent days of the placement is fixed at 100 (one hundred) percent of par value (1000 roubles per one Bond).

Starting from the second day of the bond placement, the buyer of Bonds when concluding transactions of purchase and sale shall pay the accumulated coupon income on Bonds calculated from the launch date of the bond placement in accordance with section 15 of the Decision on the bond issue and section 2.6 of the Emissive Prospectus of the securities.

6. Launch date of the bond placement: ***October 06, 2004***

7. The launch date of the Bond placement can be changed provided the information about such change is published in the news flow and in the Internet not later than 1 day prior to the launch date of the Bond placement specified herein.

8. Expiry date of the placement, or the procedure of its determination:

Expiry date of the bond placement is one of the following dates that comes first: a) date of the placement of the last Bond of the issue, or of 10-th (tenth) business day after the launch day of the bond placement.

Deputy General Director
Public Joint –Stock Company
"Southern Telecommunications Company" A. A. Litvinov
(under Letter of attorney № 12/10-187 of 14.07.2004)

September 15, 2004 Seal

NOTIFICATION
ON THE MATERIAL FACTS
"DATA ON ACCRUED AND (OR) PAID INCOME UNDER THE ISSUER'S SECURITIES"
"DATA ON THE TIME OF EXECUTION OF THE ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"

1. Full registered name of the Issuer: ***Public Joint –Stock Company "Southern Telecommunications Company"***

2. Place of the Issuer's business: ***66, Karasunskaya Street, Krasnodar, 350000***

3. Tax-payer's Identification Number (TIN) assigned to the Issuer by tax authorities: ***2308025192***

4. Unique Issuer's code assigned by the registering authority: ***00062-A***

5. Code of the material fact: ***0600062A06102004; 0900062A06102004***

6. Address of the Internet site used by the Issuer for publication of notices on material facts: ***http://www.stcompany.ru/***

7. Name of the periodical used by the Issuer for publication of notices on material facts:
Newspaper "Vedomosti", "Supplement to "Vestnik" of the Federal Service on financial markets"

8. Type, category, series and other identification characteristics of securities:
series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as "Bonds")

9. The state registration number of the securities issue and the date of the state registration:
4-07-00062-A; date of the state registration: August 17, 2004

10. Name of the registering authority that effected the state registration of the securities issue:
Federal Service on Financial Markets

11. Content of the Issuer's obligation: ***taking decision on the first coupon income***

Name of the Issuer's governing body taking the decision on determination of the interest rate yielded on the first coupon:
The first coupon income shall be determined in accordance with the Decision on the Bond issue (registration number 4-07-00062-A of 17 August 2004) approved by the Board of Directors of "Southern Telecommunications Company" PJSC on 28 June 2004 (Minutes No 49 of 28 June, 2004). The first coupon income was approved at 12.3% per annum by the General Director of "Southern Telecommunications Company" PJSC on 06 October 2004 (Order № 373).

Date when the obligation must be executed: ***06 October 2004***
Fact of execution of the Issuer's obligation: ***the obligation is fulfilled***

12. Total amount of interest and (or) other income to be paid under the Issuer's series 03 Bonds and amount of interest and (or) other income to be paid under each Bond of the issue:
Total amount of the first coupon income to be paid on the Issuer's Bonds makes RUR 215,845,000 (two hundred fifteen million eight hundred and forty-five thousand rubles); the first coupon income to be paid under each Issuer's Bond makes RUR 61.67 (sixty-one rubles sixty-seven kopecks)

13. Form of yield payment under the Issuer's securities: ***in money terms in currency of the Russian Federation by cashless settlement***

14. Due date of income payment under the Issuer's securities: ***August 11, 2004***

Due date of the first coupon income payment under the Issuer's securities: 07 April 2005

15. Total amount of interest and (or) other income paid under the Issuer's series 03 Bonds: ***0 ruble***

Deputy General Director
"Southern Telecommunications Company" PJSC
(under Letter of attorney № 12/10-537 of 30.12.2003)

A.A. Litvinov

October 06, 2004

NOTICE
OF THE BOND PLACEMENT

1. Full and abbreviated registered names of the Issuer: ***Public Joint Stock Company "Southern Telecommunications Company"/ "UTK" PJSC***

2. Location of the Issuer: ***66, Karasunskaya Str., Krasnodar, 350000***

3. Internet site used by the Issuer for publishing notifications of the facts to be disclosed during various stages of bond issue: ***http://www.stcompany.ru***

4. Name of the print periodical used by the Issuer for publishing notifications of the facts to be disclosed during various stages of bond issue: ***Newspaper "Vedomosti", "Supplement to "Vestnik" of the Federal Service on financial markets".***

5. Information about the placed securities:

Kind, category (type), series and other identification characteristics of the securities:
series 03 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as "Bonds")

State registration number of the securities issue: date of state registration.
4-07-00062-A
Date of the state registration: ***17 August 2004***

State registration authority: ***Federal Service on Financial Markets of the Russian Federation***

Face value of each placed security: ***1 000 (One thousand) rubles***

Form of the bond placement. ***Public offering***

Maturity date: ***The Bonds are to be redeemed at their face value on the 1 830th (one thousand eight hundred and thirtieth) day from the starting date of the bonds placement.***

6. Actual starting date of the bond placement. ***06 October 2004***

7. Actual expiry date of the bond placement. ***06 October 2004***

8. Amount and portion of actually distributed securities: ***3 500 000 (three million five hundred thousand) bonds (100 percent of total number of the bonds of the issue)***

Form of payment: ***Bonds shall be paid out in money terms in currency of the Russian Federation by cashless settlement.***

9. Actual price of the bond placement and number of the Bonds placed at each price of the placement:

100 (one hundred) percent of the Bond face value – 1000 (one thousand) roubles per each bond;

3 500 000 (three million five hundred thousand) bonds were placed at the price of 1000 rubles per each bond.

10. Data on major and related-party transactions concluded by the Issuer during the bond placement, and on the fact of their approval by the authorized governing body of the Issuer or nonoccurrence of such fact:

Major and related-party transactions were not concluded by the Issuer during the bond placement.

Deputy General Director
"Southern Telecommunications Company" PJSC — A.A. Litvinov
(under Letter of attorney № 12/10-187 of 14.07.2004)

06 October, 2004

Notification on the material fact
" DATA ON THE FACTS WHICH HAVE ENTAILED ONE-TIME INCREASE OR REDUCTION OF THE ISSUER'S ASSETS VALUE BY MORE THAN 10 PER CENT"

1. Full registered name of the Issuer:
Public Joint -Stock Company "Southern Telecommunications Company"

2. Place of the Issuer's business:
66, Karasunskaya Street, Krasnodar, 350000

3. Tax-payer's Identification Number (TIN) assigned to the Issuer by tax authorities:
2308025192

4. Unique Issuer's code assigned by the registering authority:
00062-A

5. Code of the material fact:
0200062A01112004

6. Address of the Internet site used by the Issuer for publication of notices on material facts:
http://www.stcompany.ru/

7. Name of the periodical used by the Issuer for publication of notices on material facts:
Newspaper "Rossiyskaya Gazeta", "Supplement to "Vestnik" of the Federal Service on financial markets".

8. Fact (-s) which has (have) entailed one-time increase or reduction of the Issuer's assets value by more than 10 per cent :
Increase of the assets value in 3Q04 versus 2Q04 resulted from growing volume of construction in progress and putting fixed assets into operation.

9. Date of the fact (facts) which has (have) entailed one-time increase or reduction of the issuer's assets value by more than 10 per cent.
01 November 2004

10. The Issuer's assets value as at the expiry date of the reporting period (month, quarter, year) preceding the one during which the fact (facts) occurred.
The assets value of "Southern Telecommunications Company" PJSC as at 30.06.2004: RUR 36 063 093 thousand

11. The Issuer's assets value as at the expiry date of the reporting period (month, quarter, year) during which the fact (facts) occurred.
The assets value of "Southern Telecommunications Company" PJSC as at 30.09.2004: RUR 40 724 263 thousand

12. Absolute and percentage change of the Issuer's assets value.
Absolute change of the Issuer's assets value: RUR 4 661 170 thousand
Relative change of the Issuer's assets value: 12.93%

Deputy General Director
Public Joint -Stock Company
"Southern Telecommunications Company"
(under Letter of attorney № 12/10-187 of 14.07.2004) A. A. Litvinov

Chief Accountant
Public Joint -Stock Company "Southern Telecommunications Company" T.V. Rusinova
November 1, 2004 Seal

Notification on the material fact
DATA ON THE FACTS WHICH HAVE ENTAILED ONE-TIME INCREASE OF THE ISSUER'S NET PROFIT OR NET LOSSES BY MORE THAN 10 PER CENT"

1. Full registered name of the Issuer:
   Public Joint –Stock Company "Southern Telecommunications Company"

2. Place of the Issuer's business:
66, Karasunskaya Street, Krasnodar, 350000

3. Tax-payer's Identification Number (TIN) assigned to the Issuer by tax authorities:
2308025192

4. Unique Issuer's code assigned by the registering authority:
00062-A

5. Code of the material fact:
0300062A01112004

6. Address of the Internet site used by the Issuer for publication of notices on material facts:
http://www.stcompany.ru/

7. Name of the periodical used by the Issuer for publication of notices on material facts:
Newspaper "Rossiyskaya Gazeta", "Supplement to "Vestnik" of the Federal Service on financial markets".

8. Fact (-s) which has (have) entailed one-time increase of the issuer's net profit or net losses by more than 10 percent:
Increase in the net profit value in 3Q04 versus 2Q04 by more than 10 percent resulted from revenue growth rates exceeding costs growth rates due to savings on costs and provision of access to telephone network.

9. Date of the fact (facts) which has (have) entailed one-time increase of the issuer's net profit or net losses by more than 10 per cent.

01 November 2004

10. Value of the Issuer's net profit (net losses) for the reporting period (month, quarter, year) preceding the one during which the fact (facts) occurred.
2Q04 net profit value of "Southern Telecommunications Company" PJSC:
- RUR 7 616 thousand

11. Value of the Issuer's net profit (net losses) for the reporting period (month, quarter, year) during which the fact (facts) occurred.
3Q04 net profit value of "Southern Telecommunications Company" PJSC:
RUR 45 976 thousand

12. Absolute and percentage change of the Issuer's assets value.
Absolute change of the Issuer's net profit: RUR 53 592 thousand
Relative change of the Issuer's net profit: 703.68%

Deputy General Director
Public Joint –Stock Company
"Southern Telecommunications Company"
(under Letter of attorney № 12/10-187 of 14.07.2004) A. A. Litvinov

Chief Accountant
Public Joint –Stock Company "Southern Telecommunications Company" T.V. Rusinova

November 1, 2004 Seal

NOTIFICATION
OF THE MATERIAL FACT
"DATA ON ISSUE OF THE SECURITIES BY THE ISSUER"

1. Full registered name of the Issuer.

Public Joint Stock Company "Southern Telecommunications Company"

2. Place of the Issuer's business.

66, Karasunskaya Str., Krasnodar, 350000, Russian Federation

3. Tax-payer identification number assigned to the Issuer by tax authorities.

2308025192

4. The Issuer's unique code assigned by the registering authority.

00062-A

5. Code of the material fact.

0500062A11112004

6. Internet site used by the Issuer for publishing notifications of material facts.

http://www.stcompany.ru/

7. Name of the print periodical used by the Issuer for publishing notifications of material facts.

Newspaper "Vedomosti", "Supplement to "Vestnik" of the Federal Service on financial markets".

8. Information about the state registration of the securities' issue:

Kind, category (type), series and other identification characteristics of the securities.
series 03 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody

State registration number of the securities issue and date of the state registration: ***4-07-00062-A of 17 August 2004***

State registration authority: ***Federal Service on Financial Markets***

Amount of distributed securities and face value of each security.
3, 500, 000 (three million five hundred thousand) units with face value of 1, 000 (One thousand) rubles each

Share of actually distributed securities: ***100%***

Total par value of the securities issue: ***3, 500, 000,000 rubles***

Form of the bond placement: ***public offering***

Actual starting date of the bond placement: ***06 October 2004***

Actual expiry date of the bond placement: ***06 October 2004***

Maturity date
The Maturity date is the 1 830th (one thousand eight hundred and thirtieth) day from the starting date of the bonds placement. Advanced redemption is not provided.

The Emissive prospectus of the bond issue was registered simultaneously with the state registration of this bond issue, the Emissive prospectus of the bond issue was signed by the Financial consultant in the equity market.

Procedure of providing access to information contained in the Report on the results of the securities' issue including address of the Internet site where the text of the Report on the results of the securities' issue is published:
Starting from the date of publication by the Issuer of the notice of the state registration of the Report on the results of the securities' issue, all the interested persons can familiarize themselves with the information contained in the Report on the results of the securities' issue and obtain its copy at the following addresses:

Public Joint Stock Company "Southern Telecommunications Company", 66, Karasunskaya Str., Krasnodar, 350000, phone: (861) 253-20-56, Internet site www.stcompany.ru.
OJSC AKB "ROSBANK", 11, Mashi Porivaevoy Str., Moscow, 107078, phone: (095) 234-90-82, (095) 208-90-38.

Full registered name of the financial consultant in the equity market:
Open Joint –Stock Company "Federalnaya Fondovaya Korporatsiya"
Abbreviated registered name: ***OJSC "FFK"***
Location: ***25, Ostozhenka Str., Moscow, 119034***

Date of the state registration of the Report on the results of the securities' issue: ***11 November 2004***

State registration authority: ***Federal Service on Financial Markets***

Deputy General Director
Public Joint –Stock Company
"Southern Telecommunications Company" A. A. Litvinov
(under Letter of attorney № 12/10-537 of 30.12.2003)

11 November 2004 Seal

QUARTERLY REPORT

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

The Issuer's code:	0	0	0	6	2	-	A

for: III quarter 2004

Head quarters: 66, Karasunskaya Str., Krasnodar, 350000

Information contained in the given quarterly report shall be disclosed in accordance with the legislation of the Russian Federation on securities

General Director of "UTK" PJSC	(signature)	I. F. Ignatenko Name, second name, surname
" 12 " November 2004		
Deputy Chief Accountant of "UTK" PJSC	(signature)	A. A. Pustovit Name, second name, surname
" 12 " Novembert 2004 Seal		

Contact person: ***Julia Konstantinovna Omelchenko, Head of Corporate Governance and Securities section***

Phone: *(8612) 53-02-07*

Fax: *(8612) 53-19-69*

e-mail: *securdep@mail.stcompany.ru*

Internet web-site: *http://www.stcompany.ru*

CONTENTS

Introduction

1. Issuer's full and abbreviated registered names.

Открытое акционерное общество "Южная телекоммуникационная компания"
Public Joint Stock Company "Southern Telecommunications Company"
ОАО "ЮТК"
"UTK" PJSC

2. Issuer's head quarters.

66, Karasunskaya Street, Krasnodar, 350000

3. Issuer's contact numbers, e-mail address.

Phone: (8612) 53-20-56
Fax: (8612) 53-19-69
e-mail: ocb@mail.stcompany.ru

4. Internet web-site.

http://www.stcompany.ru

5. Essential information about Issuer's placed securities.

Kind of securities: ***shares***
Category: ***ordinary***
Form of securities: ***registered non-documentary***
Amount of securities under placement (shares): ***2 960 512 964***
Par value of one security (RUR): ***0.33***
Method, procedure and terms of placement:
Method of placement: ***swap during reorganization.***
Date of swap: ***31.10.2002***
Procedure of placement:

1. Placement of shares was effected through their stock-for-stock exchanges for the outstanding securities of the companies: OJSC "Karachaevo-Cherkesskelectrosvyaz", OJSC "Svyazinform" of the Astrakhan Region", OJSC "Electrosvyaz" of Stavropol Territory", OJSC "Electrosvyaz of Kalmykia Republic", OJSC "KabBalktelecom", OJSC "Sevosetinelectrosvyaz", OJSC "Electrosvyaz of Adygeia Republic", OJSC "Volgogradelectrosvyaz", OJSC "Rostovelectrosvyaz" (hereinafter referred to as – the Merged Companies) in connection with the reorganization through merger in "UTK" PJSC.

Ordinary registered non-documentary shares of the Merged Companies that had not been redeemed or cancelled in accordance with articles 17, 75 and 76 of the Federal Law "On Joint – Stock Companies", were to be exchanged.

2. The table below shows the number of ordinary registered non-documentary shares of each of the Merged Company with par value of 0.33 ruble each whish was subject to placement, according to the results of the actual placement the unplaced shares of the issue remained declared:

Name	State registration number of the issue	Total number of UTK shares
Open Joint –Stock Company "Svyazinform" of the Astrakhan Region"	1-05-00062-A	148 520 731
Volgograd Open Joint –Stock Company "Electrosvyaz"	1-06-00062-A	502 291 425
Open Joint –Stock Company "Kabardino-Balkarskie telecomunikatsii"	1-07-00062-A	61 419 993

Name	State registration number of the issue	Total number of UTK shares
Open Joint –Stock Company "Electrosvyaz of Kalmykia Republic"	1-08-00062-A	21 116 502
Open Joint –Stock Company "Karachaevo-Cherkesskelectrosvyaz"	1-09-00062-A	14 716 589
Open Joint –Stock Company "Rostovelectrosvyaz"	1-10-00062-A	642 598 877
Open Joint –Stock Company "Sevosetinelectrosvyaz"	1-11-00062-A	123 702 369
Open Joint –Stock Company "Electrosvyaz" of Stavropol Territory"	1-12-00062-A	251 955 645
Open Joint –Stock Company "Electrosvyaz of Adygeia Republic"	1-13-00062-A	44 028 862

3. 1 (one) ordinary registered non-documentary share of each Merged Company was exchanged for the indicated in the table number of "UTK" PJSC ordinary registered non-documentary shares of each issue with par value of 0.33 ruble each.

The Merged Companies	Exchange ratios
Open Joint –Stock Company "Electrosvyaz of Adygeia Republic"	45.9300
Volgograd Open Joint –Stock Company "Electrosvyaz"	17.7200
Open Joint –Stock Company "KabBalktelecom"	0.7000
Open Joint –Stock Company "Svyazinform" of the Astrakhan Region"	4.5900
Open Joint –Stock Company "Electrosvyaz of Kalmykia Republic"	60.4600
Open Joint –Stock Company "Karachaevo-Cherkesskelectrosvyaz"	17.7297
Open Joint –Stock Company "Rostovelectrosvyaz"	8.8700
Open Joint –Stock Company "Sevosetinelectrosvyaz"	8.0000
Open Joint –Stock Company "Electrosvyaz" of Stavropol Territory"	82.9000

4. The shares were distributed among the shareholders of the merged companies according to the List (Register) of shareholders of the merged companies as at the date of making records in the Single state register of legal persons on cessation of business activity of the merged companies.

5. The shares were placed in one day.

6. Extra contributions and payments for the shares issued in exchange for the outstanding securities of the merged companies as well as any additional contributions and payments related to such exchange were not provided.

Pursuant to the Decree of FCSM RF № 1920/r of September 09, 2003 additional issues of the securities of Public Joint –Stock Company "Southern Telecommunications Company" were combined resulting in:

Cancellation of state registration numbers assigned to the issues of ordinary registered non-documentary shares of "Southern Telecommunications Company" PJSC (1-04-00062-A of 27.12.1997, 1-05-00062-A of 15.08.2002, 1-06-00062-A of 15.08.2002, 1-07-00062-A of 15.08.2002, 1-08-00062-A of 15.08.2002, 1-09-00062-A of 15.08.2002, 1-10-00062-A of 15.08.2002, 1-11-00062-A of 15.08.2002, 1-12-00062-A of 15.08.2002, 1-13-00062-A of 15.08.2002).

On September 9, 2003 the above mentioned issues of ordinary registered non-documentary shares of "Southern Telecommunications Company" PJSC were assigned common state registration number 1-03-00062-A.

Price of placement and procedure of its determination:

Not applied for the present method of placement.

Kind of securities: *shares*

Category: *preference*

Type of securities: *A*

Form of securities: *registered non-documentary*

Amount of securities under placement (shares): *972 151 838*

Par value of one security (RUR): *0.33*

Method, procedure and terms of placement:

Method of placement: *swap during reorganization.*

Date of swap: *31.10.2002*

Procedure of placement:

1. Placement of shares was effected through their stock-for-stock exchanges for the outstanding securities of the companies: OJSC "Karachaevo-Cherkesskelectrosvyaz", OJSC "Svyazinform" of the Astrakhan Region", OJSC "Electrosvyaz" of Stavropol Territory", OJSC "Electrosvyaz of Kalmykia Republic", OJSC "KabBalktelecom", OJSC "Sevosetinelectrosvyaz", OJSC "Electrosvyaz of Adygeia Republic", OJSC "Volgogradelectrosvyaz", OJSC "Rostovelectrosvyaz" (hereinafter referred to as – the Merged Companies) in connection with the reorganization through merger in "UTK" PJSC.

Preferred registered non-documentary type A shares of the Merged Companies that had not been redeemed or cancelled in accordance with articles 17, 75 and 76 of the Federal Law "On Joint –Stock Companies", were to be exchanged.

2. The table below shows the number of preferred registered non-documentary type A shares of each of the Merged Company with par value of 0.33 ruble each whish was subject to placement, according to the results of the actual placement the unplaced shares of the issue remained declared:

Name	State registration number of the issue	Total
Open Joint –Stock Company "Svyazinform" of the Astrakhan Region"	2-05-00062-A	49 506 176
Volgograd Open Joint –Stock Company "Electrosvyaz"	2-06-00062-A	167 430 475
Open Joint –Stock Company "Kabardino-Balkarskie telecomunikatsii"	2-07-00062-A	20472552
Open Joint –Stock Company "Electrosvyaz of Kalmykia Republic"	2-08-00062-A	7 039 501
Open Joint –Stock Company "Karachaevo-Cherkesskelectrosvyaz"	2-09-00062-A	4 906 184
Open Joint –Stock Company "Rostovelectrosvyaz"	2-10-00062-A	214 199 531
Open Joint –Stock Company "Sevosetinelectrosvyaz"	2-11-00062-A	41 234 118
Open Joint –Stock Company "Electrosvyaz" of Stavropol Territory"	2-12-00062-A	83 985 215

3. 1 (one) preferred registered non-documentary share of each Merged Company was exchanged for the indicated in the table number of "UTK" PJSC preferred registered non-documentary type A shares of each issue with par value of 0.33 ruble each.

The Merged Companies	Exchange ratios
Volgograd Open Joint –Stock Company "Electrosvyaz"	17.7200
Open Joint –Stock Company "KabBalktelecom"	0.7000
Open Joint –Stock Company "Svyazinform" of the Astrakhan Region"	4.5900
Open Joint –Stock Company "Electrosvyaz of Kalmykia Republic"	60.4600
Open Joint –Stock Company "Karachaevo-Cherkesskelectrosvyaz"	17.7297
Open Joint –Stock Company "Rostovelectrosvyaz"	8.8700
Open Joint –Stock Company "Sevosetinelectrosvyaz"	8.0000
Open Joint –Stock Company "Electrosvyaz" of Stavropol Territory"	82.9000

4. The shares were distributed among the shareholders of the merged companies according to the List (Register) of shareholders of the merged companies as at the date of making records in the Single state register of legal persons on cessation of business activity of the merged companies.

5. The shares were placed in one day.

6. Extra contributions and payments for the shares issued in exchange for the outstanding securities of the merged companies as well as any additional contributions and payments related to such exchange were not provided.

Pursuant to the Decree of FCSM RF № 1920/r of September 09, 2003 additional issues of the securities of Public Joint –Stock Company "Southern Telecommunications Company" were combined resulting in:

Cancellation of state registration numbers assigned to the issues of preferred registered non-documentary shares of "Southern Telecommunications Company" PJSC (2-04-00062-A of 27.12.1997, 2-05-00062-A of 15.08.2002, 2-06-00062-A of 15.08.2002, 2-07-00062-A of 15.08.2002, 2-08-00062-A of 15.08.2002, 2-09-00062-A of 15.08.2002, 2-10-00062-A of 15.08.2002, 2-11-00062-A of 15.08.2002, 2-12-00062-A of 15.08.2002, 2-13-00062-A of 15.08.2002).

On September 9, 2003 the above mentioned issues of preferred registered non-documentary shares of "Southern Telecommunications Company" PJSC were assigned common state registration number 2-03-00062-A.

Price of placement and procedure of its determination:
Not applied for the present method of placement.

Kind of securities: ***bonds***
Bond series: ***K-1***
Type of securities: ***interest-bearing***
Form of securities: ***registered non-documentary***
Amount of securities under placement (shares): ***500***
Par value of one security (RUR): ***500***
Method, procedure and terms of placement:
Method of placement: ***swap during reorganization.***
Date of swap: ***31.10.2002***
Procedure of placement:

1. The bond placement was effected through their exchange for the outstanding bonds of OJSC "KabBalktelecom" in connection with its reorganization through merger in "UTK" PJSC.

2. 500 registered non-documentary interest-bearing bonds with face value of 500 rubles each were subject to placement, the unplaced bonds of the issue were cancelled.

3. (one) registered non-documentary interest-bearing bond of OJSC "KabBalktelecom" was exchanged for one registered non-documentary interest-bearing bond of "UTK" PJSC of the present issue with par value of 500 rubles each.

4. The bonds were distributed among the bond owners of OJSC "KabBalktelecom" according to the List (Register) of bond owners of OJSC "KabBalktelecom" as at the date of making record in the Common state register of legal persons on cessation of business activity of Open Joint –Stock Company " Kabardino-Balkarskie telekommunikatsii".

5. The bonds were placed in one day.

6. Extra contributions and payments for the bonds issued in exchange for the outstanding bonds as well as any additional contributions and payments related to such exchange were not provided.

Price of placement and procedure of its determination:
Not applied for the present method of placement..

Kind of securities: ***bonds***
Bond series: ***K-2***
Type of securities: ***interest-bearing***
Form of securities: ***registered non-documentary***
Amount of securities under placement (shares): ***500***
Par value of one security (RUR): ***500***
Method, procedure and terms of placement:
Method of placement: ***swap during reorganization.***
Date of swap: ***31.10.2002***

Procedure of placement:

1. The bond placement was effected through their exchange for the outstanding bonds of OJSC "KabBalktelecom" in connection with its reorganization through merger in "UTK" PJSC.

2. 500 registered non-documentary interest-bearing bonds with face value of 500 rubles each were subject to placement, the unplaced bonds of the issue were cancelled.

3. (one) registered non-documentary interest-bearing bond of OJSC "KabBalktelecom" was exchanged for one registered non-documentary interest-bearing bond of "UTK" PJSC of the present issue with par value of 500 rubles each.

4. The bonds were distributed among the bond owners of OJSC "KabBalktelecom" according to the List (Register) of bond owners of OJSC "KabBalktelecom" as at the date of making record in the Common state register of legal persons on cessation of business activity of Open Joint –Stock Company " Kabardino-Balkarskie telekommunikatsii".

5. The bonds were placed in one day.

6. Extra contributions and payments for the bonds issued in exchange for the outstanding bonds as well as any additional contributions and payments related to such exchange were not provided.

Price of placement and procedure of its determination:

Not applied for the present method of placement..

Kind of securities: ***bonds***

Bond series: ***C-1***

Type of securities: ***interest-bearing***

Form of securities: ***registered non-documentary***

Amount of securities under placement (shares): *3 566*

Par value of one security (RUR): *2 500*

Method, procedure and terms of placement:

Method of placement: ***swap during reorganization.***

Date of swap: *31.10.2002*

Procedure of placement:

1. The bond placement was effected through their exchange for the outstanding bonds of OJSC "Sevosetinelectrosvyaz" in connection with its reorganization through merger in "UTK" PJSC.

2. 10 450 registered non-documentary interest-bearing bonds with face value of 2 500 rubles each were subject to placement, the unplaced bonds of the issue were cancelled.

3. (one) registered non-documentary interest-bearing bond of OJSC "Sevosetinelectrosvyaz" was exchanged for one registered non-documentary interest-bearing bond of "UTK" PJSC of the present issue with par value of 2 500 rubles each.

4. The bonds were distributed among the bond owners of OJSC "Sevosetinelectrosvyaz" according to the List (Register) of bond owners of OJSC "Sevosetinelectrosvyaz" as at the date of making record in the Common state register of legal persons on cessation of business activity of Open Joint –Stock Company "Sevosetinelectrosvyaz".

5. The bonds were placed in one day.

6. Extra contributions and payments for the bonds issued in exchange for the outstanding bonds as well as any additional contributions and payments related to such exchange were not provided.

Price of placement and procedure of its determination:

Not applied for the present method of placement..

Kind of securities: ***bonds***

Bond series: ***C-2***

Type of securities: ***interest-bearing***

Form of securities: ***registered non-documentary***

Amount of securities under placement (shares): *6*

Par value of one security (RUR): *300*

Method, procedure and terms of placement:

Method of placement: *swap during reorganization.*

Date of swap: *31.10.2002*

Procedure of placement:

1. The bond placement was effected through their exchange for the outstanding bonds of OJSC "Sevosetinelectrosvyaz" in connection with its reorganization through merger in "UTK" PJSC.

2. 7 000 registered non-documentary interest-bearing bonds with face value of 300 rubles each were subject to placement, the unplaced bonds of the issue were cancelled.

3. (one) registered non-documentary interest-bearing bond of OJSC "Sevosetinelectrosvyaz" was exchanged for one registered non-documentary interest-bearing bond of "UTK" PJSC of the present issue with par value of 300 rubles each.

4. The bonds were distributed among the bond owners of OJSC "Sevosetinelectrosvyaz" according to the List (Register) of bond owners of OJSC "Sevosetinelectrosvyaz" as at the date of making record in the Common state register of legal persons on cessation of business activity of Open Joint –Stock Company "Sevosetinelectrosvyaz".

5. The bonds were placed in one day.

6. Extra contributions and payments for the bonds issued in exchange for the outstanding bonds as well as any additional contributions and payments related to such exchange were not provided.

Price of placement and procedure of its determination:

Not applied for the present method of placement..

Kind of securities: *bonds*

Bond series: *01*

Type of securities: *interest-bearing*

Form of securities: *documentary pay-to-bearer*

Full name of securities: *series 01 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.*

Amount of securities under placement (bonds): *1 500 000*

Par value of one security (RUR): *1 000*

Method, procedure and terms of placement:

Method of placement: *public offering*

Launch date of the bond placement: *18 September 2003*

Expiry date of the bond placement: *18 September 2003*

Procedure of placement:

During the bond placement transactions were being concluded on the conditions of negotiable transactions in the Stock Market Section of MICEX by satisfying target orders for purchase/sale submitted to the Trading and clearing Systems of MICEX.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction had to reserve money resource, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee, on their trading accounts in Nonbank credit organization Closed joint-stock company "Clearing house of the Moscow Interbank Currency Exchange" (hereinafter referred to as – RP MICEX).

Full name: Nonbank credit organization Closed joint-stock company "Clearing house of the Moscow Interbank Currency Exchange "

Abbreviated name: CJSC "RP MICEX"

Location: building 8, 1/13, Sredniy Kislovskiy per., Moscow, 125009

Postal address: building 8, 1/13, Sredniy Kislovskiy per., Moscow, 125009

The license of the professional participant of the securities market № 077-06048-000010 given by FCSM of Russia on June 07, 2002.

The license for banking operations № 3294, given by the Central Bank of the Russian Federation on November 06, 2002.

BIC: 044583505

Correspondent account: 30105810100000000505

Phone (095) 705-96-19

On the date of the Auction the members of the Stock Market Section of MICEX participating in the Auction submitted orders for the Bond acquisition to the Underwriter through the trading system of MICEX. Each order included the price of the Bond acquisition specified in item 56.9 of the present Prospectus of Bonds and item 7.3 of the Decisions on the Bond Issue, number of the Bonds and interest rate under the first coupon at which potential buyers were ready to acquire the number of Bonds specified in the order. Interest rate on the first coupon specified in the order were expressed as annual interest rate to the 100-th share of percent.

After the period of submission of the orders for the Auction had expired, members of the Stock Market Section of MICEX could not change or withdraw the submitted orders. After the period of submission of the orders for the Auction had expired, MICEX made a list of the submitted orders and sent it to the Underwriter and the Issuer.

Interest rate under the first coupon were determined at the Auction according to the following algorithm:

- Upon termination of the period of submitting orders for Bond acquisition on the Auction, MICEX Trading system formed the full register of the submitted orders ranked by ascending order of the interest rate for the first coupon specified in the order (if the interest rates were identical the orders were also ranked by the time of order submission starting from the order that had been submitted first). Technical maintenance of the formation of the full register of the submitted orders were carried out by MICEX Trading system;

- On the basis of the register of the submitted orders and taking into consideration the number of Bonds specified in each order, MICEX Trading system calculated by accumulated result the number of Bonds which the persons who had submitted the orders for Bonds purchase were ready to acquire, starting from the order with minimal interest rate, in turn, opposite each order;

- On the basis of the register of the submitted orders, the Issuer made a decision on the size of the interest rate under the first coupon and informed the Underwriter about the adopted decision in writing;

- The Underwriter informed MICEX on the size of the interest rate under the first coupon.

MICEX informed all members of the Stock Market Section on the size of the interest rate under the first coupon by e-mail.

Having received the information on the size of the interest rate under the first coupon from the Issuer, the Underwriter concluded transactions of Bonds sale and purchase by sending counter target orders for Bonds sale at the price of Bonds placement specified in item 7.3 of the Decision on Bonds Issue, to the orders in which the size of the interest rate was less or equal to the size of the fixed interest rate under the first coupon. Period of carrying out the operations on determination of the rate under the first coupon within the framework of the Auction and concluding transactions on Bonds placement were determined by MICEX together with the Issuer.

The submitted orders for Bonds purchase were satisfied by the Underwriter in full if the number of Bonds specified in the order did not exceed the number of unplaced Bonds. If the number of Bonds indicated in the order exceeded the number of unplaced Bonds, such order were satisfied at the amount of the Bonds that had not been placed. The Underwriter satisfied the orders for Bonds purchase in the following order:

1) The orders were satisfied in ascending order of the interest rate specified in such orders, i.e. the order having the minimal value of the interest rate of all sent orders was satisfied in the first place, the order having minimal value of the interest rate of the remaining orders was satisfied in the second place, etc.;

2) If the interest rates specified in the orders were equal, they were satisfied on a first-come basis.

After placement of all bond volume the conclusion of transactions stopped.

Unsatisfied during the Auction orders for bond purchase were cancelled. Bonds sold during the Auction were transferred from the emissive account of depot of the Issuer to corresponding accounts of depot of owners or Holders of Bonds on the date of the Auction.

To acquire Bonds after the Auction in case of their incomplete placement during the Auction the members of the Stock Market Section of MICEX had the right to submit target order for Bond acquisition which was covered by cash means to the Underwriter through the electronic trading system of MICEX. Each order included the price of the Bond acquisition specified in item 7.3 of the Decision on the Bond Issue and maximum number of Bonds which the potential buyer was ready to acquire. As at the moment of submission the order should have been provided with sufficient money resources on the account of the person submitting the order to Clearing house of the Moscow Interbank Currency Exchange.

The orders for Bonds purchase after the Auction were satisfied by the Underwriter by sending counter target order to the trading system of MICEX. Orders for Bonds purchase were satisfied on a first-come basis. If the volume of the order to be satisfied exceeded the bonds volume not placed by the moment of satisfaction of this order, it was satisfied in the volume of bonds not placed by the moment of satisfaction of the order.

Terms of Security:

Kind of security: Underwriting

Size of security (RUR): 1 500 000 000

Person providing security:

Full registered name: Closed joint-stock company " Management company " Baltic Financial Agency " (since November 10, 2003 - Closed joint-stock company "Management company PSB").

Abbreviated name: CJSC "Management company "BFA" (since November 10, 2003 – CJSC "MK PSB")

TIN: 7810118123

Location: 212, Moskovskiy pr., Saint Petersburg, 196066

Postal address: office 223, 2,Krasnogvardeiskaya pl., Saint Petersburg, 195027

In case the Issuer fails to execute its obligations on Bond redemption including retirement before maturity Bond owners and-or Holders have the right to appeal to the Underwriter in the order and on conditions, established by the Decision on Bond issue and the Emission Prospectus.

Underwriting is an unconditional and irrevocable commitment of the Underwriter to each owner of Bonds to pay the sum equal to par value of Bonds, to be paid by the Issuer according to the Decision on Bond Issue and the Prospectus of Bonds (hereinafter referred to as - terms of Bond Issue) to any owner of Bonds, for any reason, in time, currency and at the date, stipulated by terms of Bond Issue within the limits of the Maximum sum.

Acquisition of Bonds means the conclusion of contract of the guarantee among the purchaser of Bonds (further – Bond owners) and the Underwriter. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions which exist at the moment of transferring such rights.

The Underwriter and the Issuer carry joint liability before Bond owners under obligations to pay par value of the Bonds arising in connection with Bond issue and placement.

Under condition of reception of the notice from the owner of Bonds about non-fulfillment of payment by the Issuer the Underwriter undertakes to provide (without any demand to the owner of Bonds to take measures concerning the Issuer or any other person) fulfillment of such payment as though the Underwriter has been specified instead of the Issuer as the basic person who has accepted the terms of Bond issue so that the Owner of Bonds would receive the same sum of the same currency as he should receive if this payment would be made by the Issuer according to terms of Bond issue, within no more than 70 (seventy) days after the date of such payment, but as a whole not later than 10 (ten) days after receiving the notice from the owner of Bonds.

The notice should be made in writing and sent to the Underwriter by registered mail or handed the authorized representative of the Underwriter on receipt.

The notice may be directed to the Underwriter during 60 (sixty) days from the moment of non-fulfillment of payment by the Issuer to the postal address of Joint-Stock Company " Management company "BFA": 212, Moskovskiy pr., Saint Petersburg, 196066 Russia

The following documents should be enclosed to the notice:

- *A copy of an extract from the account of depot (inter-deposit account) of the Depositary of the owner of Bonds in the Depositary as at the date of making up of the list of Holders of Bonds as it is determined in the Decision on Bond issue and the Prospectus of Bonds;*
- *A copy of an extract from the account of depot of the owner of Bonds as at the date of making up of the list of Holders of Bonds as it is determined in the Decision on Bond issue and the Prospectus of the Bonds, certified by the Depositary of the owner of Bonds in case the account of Bonds is carried out in the Depositary of the owner of Bonds having inter-deposit account in the Depositary;*
- *The documents confirming powers of persons who have signed the claim on behalf of the owner of Bonds (in case of presentation of the claim by the authorized persons of the owner of Bonds);*
- *Notarized samples of signatures of the persons who have signed the claim on behalf of the owner of Bonds.*

The notice should include amount of money to be paid to the owner of Bonds under the underwriting as well as description of the breach of the Issuer's obligations secured by the Underwriter.

Claim to the Underwriter can be made by a person – depositor of the Depositary which keeps the bonds(hereinafter referred to as - "Bond Holder") for the benefit of Bond owners being depositors of such Bond Holder. In this case, Bond Holder should confirm its powers in the claim applications on behalf of owners of Bonds.

The notice should contain payment essential elements and other data of the person making the claim (the name for the legal person or a surname, name and patronymic for the physical person, the address of his site (residence), TIN, for physical persons - passport data, for legal persons - codes OKPO and OKVED (OKONKh), for bank establishments - BIK), necessary for transferring money to the owner of Bonds. The claim on payment of cash shall not be satisfied.

Within 10 (ten) days from the date of receiving the above-stated documents, the Underwriter shall carry out their check and in case they meet the requirements of the present Guarantee, fulfill payment of the sum due to the owner of Bonds, according to the payment essential elements specified in the claim. Obligations of the Underwriter are considered executed from the moment of charge-off of the corresponding sum from the account of the Underwriter for the benefit of the owner of Bonds.

If the Notice or the enclosed documents do not meet the requirements of the present Guarantee, the Underwriter is obliged to send notification on the reasons of refusal to satisfy the claim of the Bond owner to the owner of Bonds not later than 5 (five) working days from the moment of receiving the requirement.

The Underwriter admits that each Bond Owner has the right to bring the claim directly against the Underwriter for compulsory realization of obligations undertaken by the Underwriter.

In relations between the Underwriter and the owner of Bonds, but not belittling obligations of the Issuer, the Underwriter bears the responsibility under the underwriting as though it is the only one principal debtor and the person who has undertaken the obligations on Bond issue, but only if in all cases the Underwriter receives the notification in such a way and in such term as it is specified in the present Decision on Bond Issue.

Provided that the Underwriter receives the notification in such a way and in such term as it is specified in the present Decision on Bond Issue, obligations of the Underwriter are being maintained as constant underwriting until the whole par value of Bonds is paid off and will be ceased only after full execution of the obligations stipulated by the terms of the Bond Issue.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the Russian Federation.

Any dispute arising out of the given underwriting between the Underwriter and Bond Owners - legal persons as well as between the Underwriter and the Issuer shall be settled by Arbitration court of Moscow, and between the Underwriter and Bond Owners - physical persons shall be litigated in the court of the general jurisdiction at the place of the Underwriter's residence.

Price of the bond placement and procedure of its determination:
RUR 1 000

Kind of securities: ***bonds***

Bond series: ***02***

Type of securities: ***interest-bearing***

Form of securities: ***documentary pay-to-bearer***

Full name of securities: ***series 02 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.***

Amount of securities under placement (bonds): ***1 500 000***

Par value of one security (RUR): ***1 000***

Method, procedure and terms of placement:

Method of placement: ***public offering***

Launch date of the bond placement: ***11 February 2004***

Expiry date of the bond placement: ***11 February 2004***

Procedure of placement:

During the bond placement transactions will be concluded on the conditions of negotiable transactions in the Stock Market Section of MICEX by satisfying target orders for purchase/sale submitted to the Trading and clearing Systems of MICEX. Time of submission and satisfaction of orders is determined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter.

The financial consultant of the equity market who signs the Prospectus of Bonds, shall approve a register of orders for purchase of Bonds received during each day of the placement as well as final register of orders for purchase of Bonds upon termination of the placement made up by the Organizer of trade – Private Joint –Stock Company "Moscow Interbank Currency Stock Exchange " (hereinafter referred to as MICEX).

During the placement transactions are concluded through the organizer of trade- Private Joint – Stock Company "Moscow Interbank Currency Stock Exchange " (hereinafter referred to as MICEX).

The submitted orders for Bonds purchase shall be satisfied by the Underwriter in full if the number of Bonds specified in the order does not exceed the number of unplaced Bonds. If the number of Bonds indicated in the order exceeds the number of unplaced Bonds, such order shall be satisfied at the amount of the Bonds that have not been placed. The Underwriter shall satisfy the orders for Bonds purchase on a first-come basis. After placement of all bond volume the conclusion of transactions stops.

The order and conditions of civil agreements (the order and conditions of submission and satisfaction of orders) during the Auction on determination of the first coupon interest rate of the first coupon are described in the section " Conditions and procedure of the bond placement ".

Obligatory condition of Bonds acquisition at their placement is reservation of money resources of the buyer on the account of the Member of the stock market Section on behalf of which the order has been sent, in the MICEX Clearing house. The amount of the reserved money resource should be sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee. The potential buyer of Bonds should also open the account of depot in NDC or Depositary, being the depositor in relation to NDC.

If the order conditions conform with the requirements specified in the Decision on bond issue and

the Prospectus of Bonds, they are being registered in the MICEX and approved by the Underwriter.

The sold Bonds are to be transferred by the Depositary to the accounts of depot of the bond buyers on the date of conclusion of the transactions.

Terms of Security:

Kind of security: Underwriting

Size of security (RUR): Total par value of the Bonds amounting to 1 500 000 000 (one billion five hundred million) rubles and the cumulative coupon income under Bonds.

Person providing security:

Full registered name: Company with Limited Liability "UTK-Finance "

Abbreviated name: "UTK-Finance " Ltd

TIN: 2308090843

OGRN: 1022301172112

Location: 66, Karasunskaya Str., Krasnodar, 350000

The size of commitments secured by the Underwriter can not exceed 2 400 000 000 (Two billion four hundred million) rubles.

Terms of underwriting.

Item 12.2 of the Decision on Bond Issue and item 56.14 of the Prospectus on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions (hereinafter referred to as - "Offer").

By this Offer the Underwriter undertakes to assume liability before the buyers of the bonds (hereinafter referred to as – Owners of the bonds) under the Issuer's obligations to pay total par value of the Bond issue amounting to RUR 1.5 billion as well as cumulative coupon income under Bonds (hereinafter referred to as - Obligations) in the order set forth in the Decision on bond issue and the Prospectus of Bonds, aimed at due execution by Public Joint –Stock Company "UTK" (hereinafter referred to as - the Issuer) obligations under series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, total amount of 1 500 000 (one million five hundred thousand) bonds with face value of 1000 (one thousand) rubles each (hereinafter referred to as – Bonds).

The Underwriter and the Issuer carry joint liability before Owners of Bonds under Obligations.

The size of commitments secured by the Underwriter can not exceed 2 400 000 000 (Two billion four hundred million) rubles. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate execution by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The Underwriter shall execute the Obligations if all the following conditions are present at the same time:

- A Bond Owner or a person properly authorized by the Owner have submitted a Claim on execution of the corresponding Obligation to the Underwriter (hereinafter referred to as - the Claim);

- The Claim shall contain:

(a) Nature of Obligations that were not fulfilled by the Issuer before the Owner;

(b) The size of non-fulfilled Obligations of the Issuer before the Owner;

(c) The full registered name (First name, middle initial, last name - for the natural person) of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(d) The location of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(e) For the natural person - a series and number of the passport, date of issue and issuing body;

(f) Name of the country where the Owner is a tax resident;

(g) Number of Bonds owned by the Owner under which payments are to be made; and

(h) Essential elements of the bank account of the Owner or the person, authorized to receive payments under Obligations;

- The following documents should be enclosed to the Claim:

(a) A copy of an extract from the account of depot of the owner of Bonds certified by the Depositary recording the rights under Bonds with indication of the number of the Bonds belonging to the Owner, or other document confirming the rights of the Owner on the Bonds;

(b) duly executed according to the effective legislation of the Russian Federation documents confirming powers of the authorized person(in case of submission of the Claim by the authorized person of the owner of Bonds);

- The Claim shall be signed by the Owner or the person, authorized to receive payments under Obligations. If the Claim is submitted by the legal person, it should contain a seal of this legal person.

Claims can be submitted to the Underwriter during two years from the Maturity date of the Bond issue fixed in the Decision on bond issue and the Prospectus of Bonds.

The Underwriter shall make the corresponding payments on the account specified in the Claim not later than 30 (Thirty) days from the date of the receipt of the Claim.

Acquisition of Bonds means the acceptance of the Offer, namely, the conclusion of the contract of guarantee between the buyers of the Bonds and the Underwriter on the conditions stated above. The specified contract of guarantee is considered concluded from the moment of obtaining the property rights on Bonds by the first Owner, at that, the written form of the contract of guarantee is considered observed. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions which exist at the moment of transferring such rights. Transfer of the rights arising from the specified contract of guarantee is declared invalid without transfer of the rights under the Bonds.

The Offer is irrevocable.

Any dispute arising out of the given Offer and the contract of guarantee concluded by means of the acceptance of the Offer shall be settled by Arbitration court of Moscow or in the court of the general jurisdiction at the place of the sued party residence.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the Russian Federation.

Price of the bond placement and procedure of its determination:
RUR 1 000

Kind of securities: ***bonds***

Bond series: ***03***

Type of securities: ***interest-bearing***

Form of securities: ***documentary pay-to-bearer***

Full name of securities: ***series 03 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.***

Amount of securities under placement (bonds): ***3 500 000***

Par value of one security (RUR): ***1 000***

Method, procedure and terms of placement:

Method of placement: ***public offering***

Starting date of the placement:

The placement of Bonds shall be launched not earlier than two weeks after the disclosure of information on the state registration of the bond issue and provision easy access to the information on the bond issue to be made public in accordance with the Federal law "On Joint --Stock

Companies" and other applicable acts of FCSM of Russia to all potential buyers of Bonds in order specified in item 11 of the Decision on bond issue and item 2.9. of the Prospectus on the bond issue.

The specified two-week period shall be reckoned from the publication of the notification in the newspaper "Vedomosti" or "Izvestiya:

Starting date of the Bond placement shall be established by the Issuer after the state registration of the bond issue and brought to the notice of potential buyers of Bonds in the following time:

- *not later than 5 (five) business days prior to the starting date of the placement through publication in the news tapes of the news agencies "Interfax" and "AK&M";*
- *not later than 4 business days prior to the starting date of the placement through publication on the Internet site http://www.stcompany.ru*

Expiry date of the placement:

Expiry date of the bond placement is one of the following dates that comes first: a) date of the placement of the last Bond of the issue; or b) 10-th (tenth) business day after the starting day of the bond placement.

Procedure of the bond placement

The Bonds placement is performed by the conclusion of transactions of sale and purchase of Bonds in the MICEX Stock market Section through Trading and clearing Systems of MICEX in compliance with the Securities Trading Rules of MICEX effective as at the bond placement date.

Underwriter acts as an intermediary at the Bonds placement on behalf and at the expense of the Issuer.

Data on the organizer of trade in the equity market:

Full registered name: Closed joint-stock company "Moscow Interbank Currency Exchange"

Abbreviated registered name: CJSC "Moscow Interbank Currency Exchange" /MICEX.

Location: 13, Bolshoi Kislovskiy per., Moscow

Postal address: 13, Bolshoi Kislovskiy per., Moscow, 125009, the Russian Federation

License №: 077-05870-000001 for professional activity on organization of trade in the securities market (stock market);

Date of the license: February, 26 2002.

Valid till: without restriction of validity

Licensing body: Federal Commission for Securities Market of Russia.

The potential buyer of Bonds who is a member of the Stock Market Section of MICEX shall operate independently.

If a potential buyer of the Bonds is not a member of the Stock Market Section of MICEX, he should conclude the contract with any broker being a member of the Stock Market Section of MICEX and instruct him on the Bond acquisition.

The potential buyer of Bonds shall be obliged to open the account of depot in NDC or other Depositary being the depositor in relation to NDC. The procedure and conditions of opening the accounts of depot are set forth by the Rules of the corresponding depositaries.

Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section among the potential buyers of the Bonds on the starting day of the bond placement. On the date of the Auction the members of the Stock Market Section of MICEX (hereinafter referred to as the Section Members) shall submit target orders for the Bond acquisition with T0 code through the trading system of MICEX in compliance with the Securities Trading Rules of MICEX and other regulatory documents of MICEX both at their own expense and at the expense and on behalf of their client. Time and procedure for submission of orders for participation in the auction on determination of the first coupon interest rate are defined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter. The members of the Stock Market Section of MICEX shall submit orders for the Bond acquisition to the Underwriter.

Each order shall include the interest rate under the first coupon at which potential buyers are ready to acquire the number of Bonds specified in the order. Interest rate on the first coupon specified in the order shall be expressed as annual interest rate to the 100-th share of percent.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall have to reserve money resource, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee.

The orders which do not conform with the above mentioned conditions are not allowed to take part in the Auction.

After the period of submission of the orders for the Auction expires, members of the Stock Market Section of MICEX cannot withdraw the submitted orders.

After the period of submission of the orders for the Auction expires, MICEX shall make a joint register of the submitted orders for the Issuer and/or Underwriter.

The joint register of the submitted orders shall include all terms specified in each order, namely: the price of acquisition, number of securities, date and time of the order's reception as well as the name of the Member of the Section who submitted the order. The joint register of the submitted orders shall be approved by the Financial Consultant in the equity market.

Individual executive body of the Issuer shall make decision on the size of the annual interest rate under the first coupon on the basis of total number of the submitted orders and the interest rates on the first coupon indicated in them. The Issuer shall inform the MICEX about such decision in written form not later than 30 minutes prior to its sending to a news agency. After sending notification on the size of the interest rate under the first coupon to a news agency the Issuer informs the Underwriter about the size of the interest rate under the first coupon. The Underwriter informs all members of the MICEX Stock Market Section about the size of the interest rate under the first coupon fixed by the Issuer using MICEX Trading system by means of e-mail to all members of the MICEX Stock Market Section.

The information on the interest rate under the first coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

After the Issuer fixes the interest rate under the first coupon on the first day of the bond placement the Underwriter on behalf of the Issuer shall satisfy orders for purchase of Bonds on the conditions and in order stated in the Decision on Bond Issue and the Prospectus of Bonds. All transactions of bond sale and purchase during their placement shall be concluded at the price of the Bond par value.

Transactions of sale and purchase of Bonds during the placement shall be concluded only after the Financial Consultant approves the Register of the submitted orders for bonds purchase formed by the MICEX.

During the Auction the Underwriter shall satisfy the orders of the members of the Stock Market Section for Bonds acquisition in ascending order of the interest rate specified in such orders. If the interest rates specified in the orders are equal, they are satisfied on a first-come basis. . If the number of Bonds indicated in the last order exceeds the number of unplaced Bonds, such order shall be satisfied at the amount of the Bonds that have not been placed. The order of the Members of the stock market Section for purchase shall be satisfied provided that the coupon rate specified in it is not higher than the rate on the first coupon specified in the counter order of the Underwriter. Unsatisfied during the Auction orders for bond purchase of the Members of the stock market Section are to be cancelled.

The interest rate under the first coupon having been fixed and the orders submitted during the Auction having been satisfied, the member of the MICEX Stock Market Section acting on its own behalf and at own expense, or on its own behalf, but for the account and on behalf of the potential buyers who are not the members of the MICEX Stock Market Section may submit orders for purchase of Bonds at the price of 100 percent of the bond par value at any working day during the period of placement with indication of the number of bonds to be acquired.

Starting from the second day of the bond placement, the buyer shall pay accumulated coupon income under the Bonds calculated from the starting date of the Bond placement according to item

15 of the Decision on Bonds Issue and item 2.6 of the Prospectus of the Bonds. Financial Consultant in the equity market shall approve the Register of the submitted orders for bonds purchase formed by the MICEX according to the results of each day of the bond placement. The Register of the submitted orders shall include the terms specified in each order, namely: the price of acquisition, number of securities, date and time of the order's reception as well as the name of the Member of the Section.

Time and procedure for orders' submission shall be established by the Moscow Interbank Stock Exchange as agreed with the Underwriter. The Underwriter shall inform the Members of the Section about the unplaced Bonds on the trading account of the Underwriter through the MICEX trading system by means of offering non-target orders.

The submitted orders for Bonds purchase are satisfied by the Underwriter in full if the number of Bonds indicated in the order does not exceed the number of unplaced Bonds on the trading account of the Underwriter. If the number of Bonds indicated in the order exceeds the number of unplaced Bonds, such order shall be satisfied at the amount of the Bonds that have not been placed. The Underwriter satisfies the orders for the bonds' acquisition on a first-come basis. If the total volume of par value of the bond issue is placed, further orders for bond purchase shall not be accepted.

Obligatory condition of Bonds acquisition at their placement is reservation of money resources of the buyer on the account of the Member of the stock market Section on behalf of which the order has been sent, in the MICEX Clearing house.

Full registered name: Nonbank credit organization/Closed joint-stock company "Clearing House of Moscow Interbank Currency Exchange"

Abbreviated registered name: CJSC RP MICEX

Location: building 8, 1/13, Sredniy Kislovskiy per., Moscow, 125 009

Postal address: building 8, 1/13, Sredniy Kislovskiy per., Moscow, 125 009

The amount of the reserved money resource should be sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee. Should the conditions in the orders satisfy the abovementioned requirements, the orders are registered in the Moscow Interbank Stock Exchange and accepted by the Underwriter in the MICEX. The sold Bonds are to be transferred to the accounts of depot of the buyers in NDC or to the accounts of depot of the Depositaries, being the depositor in relation to NDC, on the day of concluding the transaction for purchase and sale.

Upon termination of the bond placement, the Moscow Interbank Stock Exchange makes the Final Register of orders for purchase of securities according to requirements of the Decision of FCSM of Russia № 03-30/ps of 18 June, 2003. The final Register of the orders for purchase of the securities shall be approved by the Financial Consultant. The copy of the Final Register shall be submitted to the registering authority for the state registration of the Report on the results of the bond issue.

The transactions concluded during the bond placement can be changed and/or cancelled for the reasons and in the order stipulated by Article 29 of the Civil Code of the Russian Federation.

Terms of the Security:

Kind of security:
Underwriting

Size of security (RUR): Total par value of the Bonds amounting to 3 500 000 000 (three billion five hundred million) rubles and the cumulative coupon income under Bonds.

Data on the person providing security for the bond issue

Full registered name: Company with Limited Liability "UTK-Finance "
Abbreviated name: "UTK-Finance " Ltd
TIN: 2308090843

OGRN: 1022301172112

Location: 66, Karasunskaya Str., Krasnodar, 350 000

Terms of underwriting and procedure of exercising by Bond owners their right on provided security:

Item 12.2 of the Decision on the Bond Issue and item 9.1.2 of the Prospectus on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions (hereinafter referred to as - "Offer").

By this Offer the Underwriter undertakes to assume liability before the buyers of the bonds (hereinafter referred to as – Owners of the bonds) under the Issuer's obligations to pay total par value of the Bond issue amounting to RUR 3.5 billion (three and a half billion rubles) as well as cumulative coupon income under Bonds (hereinafter referred to as - Obligations) in the order set forth in the Decision on the bond issue and the Prospectus of the Bonds, aimed at due execution by Public Joint –Stock Company "UTK" (hereinafter referred to as - the Issuer) obligations under series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, total amount of 3 500 000 (three million five hundred thousand) bonds with face value of 1000 (one thousand) rubles each (hereinafter referred to as – Bonds).

The Underwriter and the Issuer carry joint liability before Owners of Bonds under Obligations.

The size of commitments secured by the Underwriter can not exceed total par value of the Bond issue amounting to 3 500 000 000 (three billion five hundred million) rubles as well as cumulative coupon income under 3 500 000 (three million five hundred thousand) bonds. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate performance by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The Underwriter shall execute the Obligations if all the following conditions are present at the same time:

- A Bond Owner or a person duly authorized by the Owner have submitted a Claim on execution of the corresponding Obligation to the Underwriter (hereinafter referred to as - the Claim);

- The Claim shall contain:

(a) Nature of Obligations that were not performed by the Issuer before the Owner;

(b) The size of non-fulfilled Obligations of the Issuer before the Owner;

(c) The full registered name (First name, middle initial, last name - for the natural person) of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(d) The location of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(e) For the natural person - a series and number of the passport, date of issue and issuing body;

(f) Name of the country where the Owner is a tax resident;

(g) Number of Bonds owned by the Owner under which payments are to be made; and

(h) Essential elements of the bank account of the Owner or the person, authorized to receive payments under Obligations;

- The following documents should be enclosed to the Claim:

(a) A copy of an extract from the account of depot of the owner of Bonds certified by the Depositary recording the rights under Bonds with indication of the number of the Bonds belonging to the Owner;

(b) duly executed according to the effective legislation of the Russian Federation documents confirming powers of the authorized person(in case of submission of the Claim by the authorized person of the owner of Bonds);

- The Claim shall be signed by the Owner or the person, authorized to receive payments under Obligations. If the Claim is submitted by the legal person, it should contain a seal of this legal person.

Claims can be submitted to the Underwriter during two years from the Maturity date of the Bond issue fixed in the Decision on the bond issue and the Prospectus of the Bonds.

The Underwriter shall transfer the corresponding payments to the account specified in the Claim not later than 30 (Thirty) days from the date of the receipt of the Claim.

Acquisition of Bonds means the acceptance of the Offer, namely, the conclusion of the contract of guarantee between the buyers of the Bonds and the Underwriter on the conditions stated above. The specified contract of guarantee is considered concluded from the moment of obtaining the property rights on Bonds by the first Owner, at that, the written form of the contract of guarantee is considered observed. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions which exist at the moment of transferring such rights. Transfer of the rights arising from the specified contract of guarantee is declared invalid without transfer of the rights under the Bonds. The Offer is irrevocable.

Any dispute arising out of the given Offer and the contract of guarantee concluded by means of the acceptance of the Offer shall be settled by the Arbitration court or in the court of the general jurisdiction at the place of the sued party residence.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the Russian Federation.

Price of the bond placement and procedure of its determination:
RUR 1 000

6. Other information

No such information

7. The present quarterly Report includes estimates and forecasts of the Issuer's authorized governing bodies relating to the future events and/or actions, development trends of telecommunications sector which the Issuer belongs to, as well as the Issuer's performance results including its plans, certain events and actions probability. Investors should not fully rely on the estimates and forecasts of the Issuer's authorized governing bodies because in the future the actual results of the Issuer's performance may be different from the expected ones for many reasons. Acquisition of the Issuer's securities includes some risks described in the present quarterly Report.

I. Brief information about persons forming the Issuer's governing bodies, information about the Company's bank accounts, Auditor, Appraiser and Financial Consultant as well as about the other persons who signed the prospectus.

1.1. Persons forming the Issuer's governing bodies.

The Issuer's governing body	Name, surname	Year of birth
Personal membership of the Issuer's Board of Directors	Belov Vadim Yevgenievich (Chairman)	1958
	Avdiyants Stanislav Petrosovich	1946
	Vasilyev Mikhail Borisovich	1954

The Issuer's governing body	Name, surname	Year of birth
	Ignatenko Ivan Fyodorovich	1945
	Gorbachev Vladimir Lukich	1950
	Kulikov Denis Viktorovich	1975
	Dudchenko Vladimir Vladimirovich	1973
	Panchenko Stanislav Nikolaevich	1945
	Romski Georgy Alekseevich	1956
	Ukhina Irina Petrovna	1945
	Tshepilov Andrei Anatolyevich	1977
Personal membership of the Issuer's collective executive body (Management Board):	Ignatenko Ivan Fyodorovich (Chairman)	1945
	Apalko Alexander Valentinovich	1947
	Devyatkina Lyudmila Ivanovna	1955
	Lyakh Dmitri Georgievich	1978
	Kozhiev Beshtau Kanamatovich	1937
	Korotenko Svetlana Vasilyevna	1962
	Kruzhkov Viktor Alexandrovich	1952
	Litvinov Andrey Aleksandrovich	1973
	Malova Antonida Mikhailovna	1954
	Poyarkov Yevgeni Nikolaevich	1943
	Prachkin Alexei Petrovich	1949
	Roitblat Alexander Markovich	1947
	Rusinova Tatiana Viktorovna	1958
	Statuev Vladislav Andreevich	1956
	Fefilova Svetlana Gennadievna	1970
	Martinenko Nikolay Vladimirovich	1971
	Shukhostanov Amdulkhamid Kistuevich	1946
The person acting as the Issuer's individual executive body (General Director):	Ignatenko Ivan Fyodorovich	1945

1.2. Information about the Issuer's bank accounts

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Adygeia branch № 8620 of the South-Western bank of the Savings Bank of Russia	Adygeia OSB № 8620 of the South-Western bank of the RF SB	4/2, Dimitrov Str., Maikop, Adygeia Republic, 385011	7707083893	40702810530020100000, 40702810130020102243, 40702810101000100870, 40702810301000100984	settlement	046015602	30101810600000000602
Adygeia branch № 8620/016 of the South-Western bank of the Savings Bank of Russia	Adygeia OSB № 8620/016 of the South-Western bank of the RF SB	1-a, Dzharimov Str., aul Koshekhablj, Koshekhablj district, Adygeia Republic, 385430	7707083893	40702810101000104180, 40702810701000104179	settlement	046015602	30101810600000000602
Adygeia branch № 8620/026 of the South-Western bank of the Savings Bank of Russia	Adygeia OSB № 8620/026 of the South-Western bank of the RF SB	28, Mira Str., Khakurinokhabl, Shovgenovskiy district, Adygeia Republic, 385440	7707083893	40702810501000105116, 40702810801000105117	settlement	046015602	30101810600000000602
Adygeia branch № 8620/028 of the South-Western bank of the Savings Bank of Russia	Adygeia OSB № 8620/028 of the South-Western bank of the RF SB	4, Gagarin Str., aul Takhtamukai, Takhtamukai district, Adygeia Republic, 385100	7707083893	40702810701000106232, 40702810001000106233	settlement	046015602	30101810600000000602
Adygeia branch № 8620/034 of the South-Western bank of the Savings Bank of Russia	Adygeia OSB № 8620/034 of the South-Western bank of the RF SB	13, Lenin Str., Adygeisk, Adygeia Republic, 385200	7707083893	40702810201000100000, 40702810601000108327, 40702810601000108330, 40702810901000108328	settlement	046015602	30101810600000000602
Adygeia branch № 8620/038 of the South-Western bank of the Savings Bank of Russia	Adygeia OSB № 8620/038 of the South-Western bank of the RF SB	349, Krasnaya Str., Giaginskaya, Giaginskaya district, Adygeia Republic, 385600	7707083893	40702810201000109246, 40702810201000109247	settlement	046015602	30101810600000000602
Adygeia branch № 8620/047 of the South-Western bank of the Savings Bank of Russia	Adygeia OSB № 8620/047 of the South-Western bank of the RF SB	20-a, 50 let Oktyabrya Str., selo Krasnogvardeiskoe, Krasnogvardeiskiy district, Adygeia Republic, 385300	7707083893	40702810701000110189, 40702810101000110190	settlement	046015602	30101810600000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Adygeia branch № 8620/054 of the South-Western bank of the Savings Bank of Russia	Adygeia OSB № 8620/054 of the South-Western bank of the RF SB	220, Pervomaiskaya Str., r.p. Tulskiy, Adygeia Republic, 385770	7707083893	40702810101000111335, 40702810401000111336	settlement	046015602	30101810600000000602
AK SB RF universal branch № 5155/036 of the Savings Bank of Russia	AK SB RF universal OSB № 5155/036	56, Komsomolskiy Pr., Vesyoliy, 346250	7707083893	40702810552290208128	settlement	046015602	30101810600000000602
Joint –Stock Bank "Pervomaiski"	AB " Pervomaiski "	12, Khakurate Str., Krasnodar, 350000	2310050140	40702810300008031800	settlement	040349715	30101800000000000715
Joint-stock commercial Bank "Yug-Investbank"(Open joint-stock company)	OJSC "Yug-Investbank"	113, Krasnaya Str., Krasnodar, 350000	0106000547	40702810200000000720,	settlement	040349966	30101810600000000966
Vladikavkaz branch of Joint-stock commercial Bank "Moscow municipal bank – Bank of Moscow"(Open joint-stock company)	Vladikavkaz branch of FAKB "Bank of Moscow"	1, Prospect Mira, Vladikavkaz, 362040	7702000406	40702840600222000010, 40702810300220000067, 40702810300220000520	settlement	040707644	30101810100000000644
Krasnodar branch of Joint-stock commercial Bank "Moscow municipal bank – Bank of Moscow"(Open joint-stock company)	Krasnodar branch of FAKB "Bank of Moscow"	28, Oktyabrskaya Str., Krasnodar, 350000	7702000406	40702810200440000040	settlement	040349978	30101181030000000978
Joint-stock commercial bank "Moskovskiy Delovoy Mir" (open joint-stock company)	OJSC "MDM-bank"	building 1, 33, Kotelnicheskaya nab., Moscow, 115172	7706074960	40702810400010000000	settlement	044525466	30101810900000000466
Joint-Stock Commercial Savings Bank of Russia (open joint-stock company)	Savings Bank of Russia OAO	19, Vavilov Str., Moscow, 117997	7707083893	40702810911020102832	settlement	041806647	30101810100000000647

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Alagirskiy branch № 8632/14 of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia	Alagirskiy branch № 8632/14 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB	37, Kodoeva Str., Alagir, 363200	7707083893	40702810760340101323, 40702810760340101378	settlement	040707644	30101810100000000644
Aleksandrovskoe branch № 1861 of the North-Caucasian bank of the Savings Bank of Russia	Aleksandrovskoe OSB № 1861 of the RF SB	37a, Kalinin Str., Aleksandrovskoe, Stavropol Krai, 356300	7707083893	40702810760211000265, 40702810060211000266	settlement	040707644	30101810100000000644
Alekseevskoe branch № 4003 of the Povolzhski bank of the Savings Bank of Russia	Alekseevskoe OSB № 4003 of the Povolzhski bank of the RF SB	32, Lenin Str., Alekseevskaya, Volgograd Region, 403241	7707083893	40702810311030200201, 40702810911030100154	settlement	041806647	30101810100000000647
Anapa branch № 1804 of the South-Western bank of the Savings Bank of Russia	Anapa OSB № 1804 of the South-Western bank of the RF SB	14, Lenin Str., Anapa, Krasnodar Krai, 353440	7707083893	40702810730040100858, 40702810730040100917	settlement	046015602	30101810600000000602
Apanasenkovskoe branch № 5241 of the North-Caucasian bank of the Savings Bank of Russia	Apanasenkovskoe OSB № 5241 of the North-Caucasian bank of the RF SB	85, Sovetskaya Str., Divnoe, 356700	7707083893	40702810560150100183	settlement	040707644	30101810100000000644
Ardonskiy branch № 8632/17 of Severo-Osetin branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia	Ardonskiy branch № 8632/17 of Severo-Osetin OSB № 8632 of the North-Caucasian bank of the RF SB	8, Kalinin Str., Ardon, 363300	7707083893	40702810060340101337, 40702810660340101339	settlement	040707644	30101810100000000644
Arzgir branch № 5232 of the North-Caucasian bank of the Savings Bank of Russia	Arzgir OSB № 5232 of the North-Caucasian bank of the RF SB	15a, Matrosova Str., Arzgir, Stavropol Territory, 356570	7707083893	40502810560120100009	settlement	040707644	30101810100000000644

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Armavir branch № 1827 of the South-Western bank of the Savings Bank of Russia	Armavir OSB № 1827 of the South-Western bank of the RF SB	6, Shaumyana Str., Armavir, Krasnodar Krai, 352931	7707083893	40702810630240102028, 40702810330240102043, 40702810930240100966	settlement	046015602	30101810600000000602
Astrakhan branch № 8625 of the Povolzhski bank of the Savings Bank of Russia	Astrakhan OSB № 8625 of the Povolzhski bank of the RF SB	41, Kirov Str., Astrakhan, Astrakhan Region, 414000	7707083893	40702810105020101651, 40702810405020101788, 40702810605110100088, 40702810705050100022, 40702810705050100023, 40702810905110100089	settlement	041203602	30101810500000000602
Akhtubinskoe branch № 3976 of the Povolzhski bank of the Savings Bank of Russia	Akhtubinskoe OSB № 3976 of the Povolzhski bank of the RF SB	7, Scherbakova Str., Akhtubinsk, Astrakhan Region, 416506	7707083893	40702810405090100230, 40702810405090100231	settlement	041203602	30101810500000000602
Bank "Nalchik" Limited Company	Bank "Nalchik" Ltd	77, Tolstogo Str., Nalchik, 360000	0711003263	40702810810001000699	settlement	048327741	30101810700000000741
Bataisk branch № 5154 of South-Western bank of the Savings Bank of Russia	Bataisk OSB № 5154 of South-Western bank of the RF SB	77, Rabochaya Str., Bataisk, Rostov region, 346880	7707083893	40702810652280100411, 40702810352280100449	settlement	046015602	30101810600000000602
Belokalitvenskoe branch № 8273 of the South-Western bank of the Savings Bank of Russia	Belokalitvenskoe OSB № 8273 of the South-Western bank of the RF SB	48, Petrov Str., Belaya Kalitva, Rostov region, 347040	7707083893	40702810452340100739	settlement	046015602	30101810600000000602
Belokalitvenskoe branch № 8273 of the South-Western bank of the Savings Bank of Russia	Belokalitvenskoe OSB № 8273 of the South-Western bank of the RF SB	48, Petrov Str., Belaya Kalitva, Rostov region, 347040	7707083893	40702810152340100738, 40702810952340100776	settlement	046015602	30101810600000000602
Beslanskiy branch № 8632/15 of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia	Beslanskiy branch № 8632/15 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB	32, Dzarahohova Str., Beslan, 363000	7707083893	40702810460340101335, 40702810160340101376, 40702810660340200007	settlement	040707644	30101810100000000644

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Blagodarnenskoe branch № 1860 of the North-Caucasian bank of the Savings Bank of Russia	Blagodarnenskoe OSB № 1860 of the North-Caucasian bank of the RF SB	363a, Sovetskaya Str., Blagodarniy, 356400	7707083893	40702810860200100296	settlement	040707644	30101810100000000644
Budyonovsk branch № 1812 of the North-Caucasian bank of the Savings Bank of Russia	Budyonovsk OSB № 1812 of the North-Caucasian bank of the RF SB	59/61, Oktyabrskaya Str., Budyonovsk, 356800	7707083893	40702810260070100767	settlement	040707644	30101810100000000644
Volgograd branch № 8621of the Savings Bank of Russia	Volgograd OSB № 8621of the RF SB	40, Kommunisticheskaya Str., Volgograd, Volgograd Region, 400005	7707083893	40702810111020102836, 40702810211020102833, 40702810311020102830, 40702810511020102850, 40702810611020102873, 40702810911020102829	settlement	041806647	30101810100000000647
Volgodonsk branch № 7931 of the South-Western bank of the Savings Bank of Russia	Volgodonsk OSB № 7931 of the South-Western bank of the RF SB	2, Koshevogo Str., Volgodonsk, 347360	7707083893	40702810152160140114, 40702810252160101723, 40702810752160160060, 40702810952160101722	settlement	046015602	30101810600000000602
Volgodonsk branch № 7931/071 of the South-Western bank of the Savings Bank of Russia	Volgodonsk OSB № 7931/071 of the South-Western bank of the RF SB	136, Lenin Str., Zimovniki, 347460	7707083893	40702810952160130146, 40702810252160130147	settlement	046015602	30101810600000000602
Volgodonsk branch № 7931/080 of the South-Western bank of the Savings Bank of Russia	Volgodonsk OSB № 7931/080 of the South-Western bank of the RF SB	52, Sovetskaya Str., B-Martynovka, 346600	7707083893	40702810652160120155	settlement	046015602	30101810600000000602
Volgodonsk branch № 7931/088 of the South-Western bank of the Savings Bank of Russia	Volgodonsk OSB № 7931/088 of the South-Western bank of the RF SB	34, Dzerzhinskogo Str., Remontnoe, 347480	7707083893	40702810852160180076	settlement	046015602	30101810600000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Volgo-Caspian Joint-stock Bank (Open joint-stock company)	OJSC "VKAbank"	20, Lenin Str., Astrakhan, 414000	3015011755	40702810600000000934, 40702810800000001267, 40702810800040001268, 40702840300000000288, 40702840500000000114, 40702840800000000115, 40702978200000000014, 40702978500000000015, 40702978900000000013	settlement	041203729	30101810760000000729
Volzhski branch № 8553 of Povolzhski bank of the Savings Bank of Russia	Volzhski OSB № 8553 of Povolzhski bank of the RF SB	71, Mira Str., Volzhski, Volgograd Region, 404131	7707083893	40702810811160102481, 40202810711160102484	settlement	041806647	30101810100000000647
Vyselki branch № 5158 of the South-Western bank of the Savings Bank of Russia	Vyselki OSB № 5158 of the South-Western bank of the RF SB	67b, Montikova Str., Vyselki, Krasnodar Krai, 353100	7707083893	40702810230310200111	settlement	046015602	30101810600000000602
Gelendzhik branch № 1807 of the South-Western bank of the Savings Bank of Russia	Gelendzhik OSB № 1807 of the South-Western bank of the RF SB	56, Kirov Str., Gelendzhik, Krasnodar Krai, 353460	7707083893	40702810030070101093	settlement	046015602	30101810600000000602
Georgievsk branch № 1811 of the North-Caucasian bank of the Savings Bank of Russia	Georgievsk OSB № 1811 of the North-Caucasian bank of the RF SB	11, Kalinin Str., Georgievsk, 357820	7707083893	40702810860060100960, 40702810160060100961	settlement	040707644	30101810100000000644
Gorodischenskoe branch № 8303 of the Povolzhski bank of the Savings Bank of Russia	Gorodischenskoe OSB № 8303 of the Povolzhski bank of the RF SB	2, Pavshikh Bortsov pl., r.p. Gorodische, Volgograd Region, 403003	7707083893	40702810111110100308, 40702810111110100311, 40702810511110100351	settlement	041806647	30101810100000000647
Gulkevichskoe branch № 5161 of the South-Western bank of the Savings Bank of Russia	Gulkevichskoe OSB № 5161 of the South-Western bank of the RF SB	5, Sovetskaya Str., Gulkevichi, Krasnodar Krai, 352190	7707083893	40702810830320100229	settlement	046015602	30101810600000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Danilovskiy branch № 80 of Mikhailovskiy branch № 4006 of the Povolzhski bank of the Savings Bank of Russia	Danilovskiy branch № 80 of Mikhailovskiy OSB № 4006 of the Povolzhski bank of the RF SB	42, Mordovtseva Str., Danilovka, Volgograd Region, 403370	7707083893	40702810911050101272	settlement	041806647	30101810100000000647
Digorskiy branch № 8632/19 of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia	Digorskiy branch № 8632/19 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB	50, Mira Str., Digora, 363400	7707083893	40702810460340101322, 40702810760340101365	settlement	040707644	30101810100000000644
Dinskaya branch № 5186 of the South-Western bank of the Savings Bank of Russia	Dinskaya OSB № 5186 of the South-Western bank of the RF SB	43, Lunacharskogo Str., Dinskaya, Krasnodar Krai, 353200	7707083893	40702810530200100076, 40702810330200100577	settlement	046015602	30101810600000000602
Donetsk branch № 7749 of the South-Western bank of the Savings Bank of Russia	Donetsk OSB № 7749 of the South-Western bank of the RF SB	60, Gorkiy Str., Donetsk, Rostov Region, 346300	7707083893	40702810852240100280, 40702810652240100286	settlement	046015602	30101810600000000602
Additional office of Kabardino-Balkarian branch № 8631/03 of the North-Caucasian bank of the Savings Bank of Russia	DO of Kabardino-Balkarian OSB № 8631/03 of the North-Caucasian bank of the RF SB	21, Lenin Str., Baksan, Kabardino-Balkarian Republic, 361534	7707083893	40702810260330160434, 40702810560330160435	settlement	040707644	30101810100000000644
Additional office of Kabardino-Balkarian branch № 8631/04 of the North-Caucasian bank of the Savings Bank of Russia	DO of Kabardino-Balkarian OSB № 8631/04 of the North-Caucasian bank of the RF SB	75, Komsomolskaya Str., Zalukokoazhe, Kabardino-Balkarian Republic, 361700	7707083893	40702810460330130112, 40702810760330130113	settlement	040707644	30101810100000000644

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Additional office of Kabardino-Balkarian branch № 8631/05 of the North-Caucasian bank of the Savings Bank of Russia	DO of Kabardino-Balkarian OSB № 8631/05 of the North-Caucasian bank of the RF SB	65, F. Engels Str., Maiskiy, Kabardino-Balkarian Republic, 361112	7707083893	40702810560330140109, 40702810960330140110	settlement	040707644	30101810100000000644
Additional office of Kabardino-Balkarian branch № 8631/06 of the North-Caucasian bank of the Savings Bank of Russia	DO of Kabardino-Balkarian OSB № 8631/06 of the North-Caucasian bank of the RF SB	115, Lenin Str., Prokhladniy, Kabardino-Balkarian Republic, 361045	7707083893	40702810760330150232, 40702810060330150233	settlement	040707644	30101810100000000644
Additional office of Kabardino-Balkarian branch № 8631/07 of the North-Caucasian bank of the Savings Bank of Russia	DO of Kabardino-Balkarian OSB № 8631/07 of the North-Caucasian bank of the RF SB	119, Mechieva Str., Kashkhatau, Kabardino-Balkarian Republic, 361800	7707083893	40702810460330045061, 40702810760330045062	settlement	040707644	30101810100000000644
Additional office of Kabardino-Balkarian branch № 8631/08 of the North-Caucasian bank of the Savings Bank of Russia	DO of Kabardino-Balkarian OSB № 8631/08 of the North-Caucasian bank of the RF SB	39, Lenin Str., Terek, Kabardino-Balkarian Republic, 361202	7707083893	40702810560330180114, 40702810860330180115	settlement	040707644	30101810100000000644
Additional office of Kabardino-Balkarian branch № 8631/09 of the North-Caucasian bank of the Savings Bank of Russia	DO of Kabardino-Balkarian OSB № 8631/09 of the North-Caucasian bank of the RF SB	54, Elbrusskiy Pr., Tyrniauz, Kabardino-Balkarian Republic, 361624	7707083893	40702810860330190095, 40702810160330190096	settlement	040707644	30101810100000000644
Additional office of Kabardino-Balkarian branch № 8631/11 of the North-Caucasian bank of the Savings Bank of Russia	DO of Kabardino-Balkarian OSB № 8631/11 of the North-Caucasian bank of the RF SB	43, Baksanskoe shosse, Chegem, Kabardino-Balkarian Republic, 361401	7707083893	40702810060330185191	settlement	040707644	30101810100000000644

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Additional office of universal branch № 275/096 of Millerovo branch № 275 of the South-Western bank of the Savings Bank of Russia	Additional office UF OSB № 275/096 of Millerovo OSB №275 of the South-Western bank of the RF "SVYAZIN VEST" OJSC of Russia	20, Sovetskaya Str., Bokovskaya, 346250	7707083893	40702810852350150133	settlement	046015602	30101810600000000602
Yeisk branch № 1798 of the South-Western bank of the Savings Bank of Russia	Yeisk OSB № 1798 of the South-Western bank of the RF SB	86, B. Khmelnitskiy Str., Yeisk, Krasnodar Krai, 353682	7707083893	40702810130440100320, 40702810830440100853	settlement	046015602	30101810600000000602
Yelanskoe branch № 3990 of the Povolzhski bank of the Savings Bank of Russia	Yelanskoe OSB № 3990 of the Povolzhski bank of the RF SB	42, Tolstogo Str., Yelan, Volgograd Region, 403732	7707083893	40702810411300100261, 40702810411300100465, 40702810711300100466	settlement	041806647	30101810100000000647
Yenotaevskoe branch № 3977 of the Povolzhski bank of the Savings Bank of Russia	Yenotaevskoe OSB № 3977 of the Povolzhski bank of the RF SB	52, Chernyshevskogo Str., Yenotaevka, Astrakhan Region, 416200	7707083893	40702810605100000087, 40702810605100000088	settlement	041203602	30101810500000000602
Zheleznovodskiy additional office № 30/0108 of Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia	Zheleznovodskiy additional office № 30/0108 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	73a, Lenin Str., Zheleznovodsk, 357400	7707083893	40702810160080100514	settlement	040707644	30101810100000000644
Closed joint-stock company "Moscow International Bank"	CJSC "Moscow International Bank"	126, Rashpilevskaya Str., Krasnodar, 350000	7710030411	40702810400000000419	settlement	044525545	30101810300000000545
Zernograd branch № 1824 of the South-Western bank of the Savings Bank of Russia	Zernograd OSB № 1824 of the South-Western bank of the RF SB	2, Lenin Str., Zernograd, Rostov Region, 347740	7707083893	40702810052100200321, 40702810452100100322	settlement	046015602	30101810600000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Zernograd branch № 1824/47 of the South-Western bank of the Savings Bank of Russia	Zernograd OSB № 1824/47 of the South-Western bank of the RF SB	83, Mira Str., Yegorlykskaya, Rostov Region, 347760	7707083893	40702810652100247137	settlement	046015602	30101810600000000602
Zernograd branch № 1824/60 of the South-Western bank of the Savings Bank of Russia	Zernograd OSB № 1824/60 of the South-Western bank of the RF SB	53, Budyonnovski per., st. Kagalnitskaya, 347700	7707083893	40702810052100260170	settlement	046015602	30101810600000000602
Znamenskoe branch № 8574 of the Povolzhski bank of the Savings Bank of Russia	Znamenskoe OSB № 8574 of the Povolzhski bank of the RF SB	41, Sovetskoy Armii Str., Znamensk, Astrakhan Region, 416540	7707083893	40702810505070100095, 40702810805070100096	settlement	041203602	30101810500000000602
Izobilnenskoe branch № 1858 of the North-Caucasian bank of the Savings Bank of Russia	Izobilnenskoe OSB № 1858 of the North-Caucasian bank of the RF SB	51, Proletarskaya Str., Izobilny, 356140	7707083893	40702810260180100764, 40702810660180100765, 40702810760180108188	settlement	040707644	30101810100000000644
Ikryaninskoe branch № 3983 of the Povolzhski bank of the Savings Bank of Russia	Ikryaninskoe OSB № 3983 of the Povolzhski bank of the RF SB	40, Sovetskaya Str., Ikryanoe, Astrakhan Region, 416370	7707083893	40702810905014010059, 40702810305140100060	settlement	041203602	30101810500000000602
Ilovlinskoe branch № 3953 of the Povolzhski bank of the Savings Bank of Russia	Ilovlinskoe OSB № 3953 of the Povolzhski bank of the RF SB	2, Budyonnogo Str., Ilovlya, Volgograd Region, 403071	7707083893	40702810511260100023	settlement	041806647	30101810100000000647
Ipatovskoe branch № 1856 of the North-Caucasian bank of the Savings Bank of Russia	Ipatovskoe OSB № 1856 of the North-Caucasian bank of the RF SB	67a, Gagarin Str., Ipatovo, 356600	7707083893	40702810560160000325	settlement	040707644	30101810100000000644
Kabardino-Balkarian branch Open Joint-Stock Company "Joint-Stock Commercial Bank "Svyaz-Bank"	KBF OAO AKB "Svyaz-Bank"	14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, 360000	7710301140	40702810900210000088	settlement	048327721	30101810500000000721

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Kabardino-Balkarian branch № 8631 of the North-Caucasian bank of the Savings Bank of Russia	KB OSB № 8631 of the North-Caucasian bank of the RF SB	9, Khuranova Str., Nalchik, Kabardino-Balkarian Republic, 360000	7707083893	40702810660330110356, 40702810760330100813, 40702810060330100814	settlement	040707644	30101810100000000644
Kalachevskoe branch № 3952 of the Povolzhski bank of the Savings Bank of Russia	Kalachevskoe OSB № 3952 of the Povolzhski bank of the RF SB	281, Oktyabrskaya, Kalach-on-Don, Volgograd region 404503	7707083893	40702810711250100273, 40702810711250100274, 40702810711250100275	settlement	041806647	30101810100000000647
Volgograd branch № 3952/065 of the Povolzhski bank of the Savings Bank of Russia	Volgograd OSB № 3952/065 of the Povolzhski bank of the RF SB	2nd Mikroraion, Surovikino, Volgograd Region	7707083893	40702810811250102388, 40702810111250102389	settlement	041806647	30101810100000000647
Kalmytskiy regional branch of joint-stock bank "Tsentralnoe obschestvo vzaimnogo kredita" Open Joint-Stock Company	KRF of bank "Tsentralnoe OVK" OAO	15, N. Ochirova Str., Elista, Kalmykia Republic, 358000	7717014730	47422810585520000050	settlement	048580796	30101810200000000796
Kalmytskiy branch № 8579 of the Joint-Stock Commercial Savings Bank of Russia OAO	Kalmytskiy branch № 8579 of the AK SB RF OAO	29, Bratyev Alyokhinykh Str., Elista, Kalmykia Republic, 358000	7707083893	40702810560300100506, 40702810760300101606	settlement	040707644	30101810100000000644
Kamenskoe branch № 1801 of the South-Western bank of the Savings Bank of Russia	Kamenskoe OSB № 1801 of the South-Western bank of the RF SB	49, Lenin Str., Kamensk-Shakhtinskiy, 347800	7707083893	40702810552030100677, 40702810852030100678	settlement	046015602	30101810600000000602
Kamyzyakskoe branch № 3981 of the Povolzhski bank of the Savings Bank of Russia	Kamyzyakskoe OSB № 3981 of the Povolzhski bank of the RF SB	89a, Gorkiy Str., Kamyzyak, Astrakhan Region, 416340	7707083893	40702810905130100182, 40702810205130100183	settlement	041203602	30101810500000000602
Kamyshinskoe branch № 7125 of the Povolzhski bank of the Savings Bank of Russia	Kamyshinskoe OSB № 7125 of the Povolzhski bank of the RF SB	101, Bazarov Str., Kamyshin, Volgograd Region, 403876	7707083893	40702810011180100522, 40702810311180100523	settlement	041806647	30101810100000000647
Kanevskaya branch № 1865 of the South-Western bank of the Savings Bank of Russia	Kanevskaya OSB № 1865 of the South-Western bank of the RF SB	67, Nesterenko Str., Kanevskaya, Krasnodar Krai, 353730	7707083893	40702810430340100308, 40702810930340100659	settlement	046015602	30101810600000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Karachaevo-Cherkessian branch № 8585 of the North-Caucasian bank of the Savings Bank of Russia	Karachaevo-Cherkessian OSB № 8585 of the North-Caucasian bank of the RF SB	66, Krasnoarmeiskaya Str., Cherkessk, Karachaevo-Cherkessian Republic, 369000	7707083893	40702810360310100534, 40702810860310100539	settlement	040707644	30101810100000000644
Kirovskoe branch № 5231 of the North-Caucasian bank of the Savings Bank of Russia	Kirovskoe OSB № 5231 of the North-Caucasian bank of the RF SB	190a, Mira Str., Novopavlovsk, 357830	7707083893	40702810260110100520, 40702810560110100521	settlement	040707644	30101810100000000644
Kletskoe branch № 3951 of the Povolzhski bank of the Savings Bank of Russia	Kletskoe OSB № 3951 of the Povolzhski bank of the RF SB	25, Pokalchuka Str., st. Kletskaya, Volgograd Region, 403530	7707083893	40702810111240100126	settlement	041806647	30101810100000000647
Konstantinovsk branch № 1826 of the South-Western bank of the Savings Bank of Russia	Konstantinovsk OSB № 1826 of the South-Western bank of the RF SB	27, Lenin Str., Konstantinovsk, Rostov-on-Don, 347250	7707083893	40702810752290109205	settlement	046015602	30101810600000000602
Korenosk branch № 1814 of the South-Western bank of the Savings Bank of Russia	Korenosk OSB № 1814 of the South-Western bank of the RF SB	108, Krasnaya Str., Korenosk, Krasnodar Krai, 353180	7707083893	40702810730140100208, 40702810630140100104	settlement	046015602	30101810600000000602
Kotovskiy branch № 4051 of the Povolzhski bank of the Savings Bank of Russia	Kotovskiy OSB № 4051 of the Povolzhski bank of the RF SB	5, Pobedy Str., Kotovo, Volgograd Region, 403805	7707083893	40702810711090000643, 40702810011090000644	settlement	041806647	30101810100000000647
Kochubeevskoe branch № 7799 of the North-Caucasian bank of the Savings Bank of Russia	Kochubeevskoe OSB № 7799 of the North-Caucasian bank of the RF SB	105a, Sovetskaya Str., Kochubeevskoe, Stavropol Krai, 357100	7707083893	40702810160290100427	settlement	040707644	30101810100000000644
Krasnoarmeiskoe branch № 7247 of the Povolzhski bank of the Savings Bank of Russia	Krasnoarmeiskoe OSB № 7247 of the Povolzhski bank of the RF SB	50a, Geroev Stalingrada Prospect, Volgograd, Volgograd Region, 400026	7707083893	40702810011130100226, 40702810311130100227, 40702810611130100228	settlement	041806647	30101810100000000647

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Krasnogvardeiskoe branch № 1857 of the North-Caucasian bank of the Savings Bank of Russia	Krasnogvardeiskoe OSB № 1857 of the North-Caucasian bank of the RF SB	55a, Lenin Str., Krasnogvardeiskoe, 356030	7707083893	40702810260170100230	settlement	040707644	30101810100000000644
Krasnodar Joint-stock commercial Bank "Yugbank"(Open joint-stock company)	OJSC AKB "Yugbank"	52, Krasnaya Str., Krasnodar, 350016	2310042974	40702810200000002111, 40702840400000102111	settlement	040349713	30101181040000000713

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Krasnodar branch № 8619 of the South-Western bank of the Savings Bank of Russia	Krasnodar OSB № 8619 of the South-Western bank of the RF SB	65, Gimnazicheskaya Str., Krasnodar, Krasnodar Krai, 350000	7707083893	40702810930000100148, 40702810330010120048, 40702810330010405048, 40702810530010120152, 40702810530010120521,40702810130010120141, 40702810230020102091, 40702810430020102150, 40702810430020102244, 40702810930020102317, 40702810630000100147, 40702810030000100145, 40702810330000100146, 40702810430000100143, 40702810730000100144, 40702810230000100123, 40702810530000100124, 40702810830000100125, 40702810130000100126, 40702810430000100127, 40702810730000100128, 40702810030000100129, 40702810130000100142	settlement	040349602	30101810100000000602
Krasnodar branch № 8619/135 of the South-Western bank of the Savings Bank of Russia	Krasnodar OSB № 8619/135 of the South-Western bank of the RF SB	21, Atarbekova Str., Krasnodar, Krasnodar Krai, 350062	7707083893	40402810030110100446, 40402810630110101269	settlement	046015602	30101810600000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Krasnoyarskoe branch № 3980/026 of the Povolzhski bank of the Savings Bank of Russia	Krasnoyarskoe OSB № 3980/026 of the Povolzhski bank of the RF SB	43a, K.Marx Str., Krasny Yar, Astrakhan Region, 416150	7707083893	40702810205120100041, 40702810505120100042, 40702810705030100110, 40702810705030100111	settlement	041203602	30101810500000000602
Kropotkin branch № 1586 of the South-Western bank of the Savings Bank of Russia	Kropotkin OSB № 1586 of the South-Western bank of the RF SB	144, Krasnaya Str., Kropotkin, Krasnodar Krai, 352380	7707083893	40702810130420100609, 40702810130420100775	settlement	046015602	30101810600000000602
Krymsk branch № 1850 of the South-Western bank of the Savings Bank of Russia	Krymsk OSB № 1850 of the South-Western bank of the RF SB	217, Lenin Str., Krymsk , Krasnodar Krai, 353380	7707083893	40702810830280101274, 40702810430280100764, 40702810830280100835	settlement	046015602	30101810600000000602
Kumylzhenskiy branch № 100 of Mikhailovskiy branch № 4006 of the Povolzhski bank of the Savings Bank of Russia	Kumylzhenskiy branch № 100 of Mikhailovskiy OSB № 4006 of the Povolzhski bank of the RF SB	8, Mira Str., Kumylzhenskaya, Volgograd Region, 403400	7707083893	40702810211050101273	settlement	041806647	30101810100000000647
Kurganinsk branch № 1584 of the South-Western bank of the Savings Bank of Russia	Kurganinsk OSB № 1584 of the South-Western bank of the RF SB	79, Komsomolskaya Str., Kurganinsk, Krasnodar Krai, 352430	7707083893	40702810330410100228	settlement	046015602	30101810600000000602
Kurganinsk branch № 1584 of the South-Western bank of the Savings Bank of Russia	Kurganinsk OSB № 1584 of the South-Western bank of the RF SB	79, Komsomolskaya Str., Kurganinsk, Krasnodar Krai, 352430	7707083893	40702810030410100418	settlement	046015602	30101810600000000602
Kurskoe branch № 5238 of the North-Caucasian bank of the Savings Bank of Russia	Kurskoe OSB № 5238 of the North-Caucasian bank of the RF SB	20, Oktyabrskiy per., Kurskaya, 357850	7707083893	40702810160130100260, 40702810460130100261	settlement	040707644	30101810100000000644
Labinsk branch № 1851 of the South-Western bank of the Savings Bank of Russia	Labinsk OSB № 1851 of the South-Western bank of the RF SB	86, Konstantinova Str., Labinsk, Krasnodar Krai, 352500	7707083893	40702810330290102323	settlement	046015602	30101810600000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Labinsk branch № 1851 of the South-Western bank of the Savings Bank of Russia	Labinsk OSB № 1851 of the South-Western bank of the RF SB	86, Konstantinova Str., Labinsk, Krasnodar Krai, 352500	7707083893	40702810430290100937	settlement	046015602	30101810600000000602
Lazarevskoe branch № 1849 of the South-Western bank of the Savings Bank of Russia	Lazarevskoe OSB № 1849 of the South-Western bank of the RF SB	87-a, Pavlova Str., Sochi, Krasnodar Krai, 354201	7707083893	40702810030270100263, 40702810530270100268	settlement	046015602	30101810600000000602
Levokumskoe branch № 5239 of the South-Western bank of the Savings Bank of Russia	Levokumskoe OSB № 5239 of the South-Western bank of the RF SB	30, Gagarin Str., Levokumskoe, 357960	7707083893	40702810760140100346	settlement	040707644	30101810100000000644
Leningradskaya branch № 5174 of the South-Western bank of the Savings Bank of Russia	Leningradskaya OSB № 5174 of the South-Western bank of the RF SB	94, Naberezhnaya Str., Leningradskaya, Krasnodar Krai, 353740	7707083893	40702810130390101356	settlement	046015602	30101810600000000602
Leningradskaya branch № 5174 of the South-Western bank of the Savings Bank of Russia	Leningradskaya OSB № 5174 of the South-Western bank of the RF SB	94, Naberezhnaya Str., Leningradskaya, Krasnodar Krai, 353740	7707083893	40702810430390100345	settlement	046015602	30101810600000000602
Limanskoe branch № 8575 of the Povolzhski bank of the Savings Bank of Russia	Limanskoe OSB № 8575 of the Povolzhski bank of the RF SB	1, Elektricheskaya Str., Liman, Astrakhan Region, 416410	7707083893	40702810305080000152	settlement	041203602	30101810500000000602
Matveevo-Kurganskoe branch № 1820 of the South-Western bank of the Savings Bank of Russia	Matveevo-Kurganskoe OSB № 1820 of the South-Western bank of the RF SB	9, Pobedi Str., Matveev-Kurgan, Rostov Region, 346970	7707083893	40702810452080100303, 40702810752080100760	settlement	046015602	30101810600000000602
Millerovo branch № 275 of the South-Western bank of the Savings Bank of Russia	Millerovo OSB № 275 of the South-Western bank of the RF SB	5A, Gazetny per., Millerovo, Rostov Region, 346132	7707083893	40702810752350100416, 40702810052350100417, 40702810352350100418, 40702810752350100432	settlement	046015602	30101810600000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Mineralovodski additional office № 30/0127 of Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia	Mineralovodski additional office № 30/0127 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	57a, Tbiliskaya Str., Mineralnie Vodi 357212	7707083893	40702810160050101022, 40702810060050101025	settlement	040707644	30101810100000000644
Mikhailovka branch № 4006 of the Povolzhski bank of the Savings Bank of Russia	Mikhailovka OSB № 4006 of the Povolzhski bank of the RF SB	1, Poperechnaya Str., Mikhailovka, Volgograd Region, 403348	7707083893	40702810411050100582, 40702810711050100583, 40702810011050100584	settlement	041806647	30101810100000000647
Mozdok branch № 8632/11 of Severo-Osetin branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia	Mozdok branch № 8632/11 of Severo-Osetin OSB № 8632 of the North-Caucasian bank of the RF SB	61, Kirov Str., Mozdok, 362700	7707083893	40702810060340101311, 40702810360340101312	settlement	040707644	30101810100000000644
Morozovsk branch № 1835 of the South-Western bank of the Savings Bank of Russia	Morozovsk OSB № 1835 of the South-Western bank of the RF SB	27, Podtelkova Str., Morozovsk, Rostov Region, 347210	7707083893	40702810252190100121, 40702810552190100122, 40702810552190100520	settlement	046015602	30101810600000000602
Nalchik branch of the bank "ROST" (Open Joint Stock Company)	Nalchik branch of the bank "ROST" (OJSC)	175a, Tolstogo Str., Nalchik, Kabardino-Balkarian Republic, 360000	7702131303	40702810800020000238	settlement	048327723	30101810600000000728
Nevinnomyssk branch № 1583 of the North-Caucasian bank of the Savings Bank of Russia	Nevinnomyssk OSB № 1583 of the North-Caucasian bank of the RF SB	55, Gagarin Str., Nevinnomyssk, 357030	7707083893	40702810860250101591, 40702810160250101592, 40702810560250108593	settlement	040707644	30101810100000000644
Neftekumsk branch № 7908 of the North-Caucasian bank of the Savings Bank of Russia	Neftekumsk OSB № 7908 of the North-Caucasian bank of the RF SB	5, Neftyannikov Pr., Neftekumsk, 357980	7707083893	40702810260040100412	settlement	040707644	30101810100000000644
Nikolaevskoe branch № 3985 of the Povolzhski bank of the Savings Bank of Russia	Nikolaevskoe OSB № 3985 of the Povolzhski bank of the RF SB	11, Shevchenko Str., Nikolaevsk, Volgograd Region, 404033	7707083893	40702810411270100197, 40702810711270100198	settlement	041806647	30101810100000000647

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Novoaleksandrovskoe branch № 1587 of the North-Caucasian bank of the Savings Bank of Russia	Novoaleksandrovskoe OSB № 1587 of the North-Caucasian bank of the RF SB	1, Shevchenko per., Novoaleksandrovsk, 356010	7707083893	40702810360260100325	settlement	040707644	30101810100000000644
Novoanninskiy branch № 4008 of the Povolzhski bank of the Savings Bank of Russia	Novoanninskiy OSB № 4008 of the Povolzhski bank of the RF SB	2, Karl Libknekht per., Novoannenskiy, Volgograd Region, 403950	7707083893	40702810511060100016, 40702810011060200335, 40702810411060100336	settlement	041806647	30101810100000000647
Novokubansk branch № 5213 of the South-Western bank of the Savings Bank of Russia	Novokubansk OSB № 5213 of the South-Western bank of the RF SB	95, Pervomaiskaya Str., Novokubansk, Krasnodar Krai, 352240	7707083893	40702810730080100423	settlement	046015602	30101810600000000602
Novorossiysk branch № 68 of South-Western bank of the Savings Bank of Russia	Novorossiysk OSB № 68 of South-Western bank of the RF SB	6, Isaeva Str., Novorossiysk, Krasnodar Territory, 353905	7707083893	40702810352460101653, 40702810552460101068, 40702810552460101369	settlement	046015602	30101810600000000602
Novocherkassk branch № 1799 of South-Western bank of the Savings Bank of Russia	Novocherkassk OSB № 1799 of South-Western bank of the RF SB	596, Platovski Prospect, Novocherkassk, Rostov region, 346430	7707083893	40702810252450100845, 40702810152450100945	settlement	046015602	30101810600000000602
OJSC "Vneshtorgbank", branch in Rostov-on-Don	OJSC "Vneshtorgbank", branch in Rostov-on-Don	119/80, Suvorov Str., Rostov-on-Don, 344022	7702070139	40702810930000001233	settlement	046015999	30101810300000000999
Oktyabrskiy branch № 8632/12 of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia	Oktyabrskiy branch № 8632/12 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB	52, Yelkhieva Str., Oktyabrskoe, 363130	7707083893	40702810160340101321, 40702810560340101345	settlement	040707644	30101810100000000644
Oktyabrskoe branch № 4047 of the Povolzhski bank of the Savings Bank of Russia	Oktyabrskoe OSB № 4047 of the Povolzhski bank of the RF SB	36, Lenin Str., p.g.t. Oktyabrskiy, Volgograd Region, 404321	7707083893	40702810111220100146, 40702810411220100147, 40702810411220104127	settlement	041806647	30101810100000000647

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Oktyabrskoe branch № 5410 of the South-Western bank of the Savings Bank of Russia	Oktyabrskoe OSB № 5410 of the South-Western bank of the RF SB	57, Krupskaya Str., r.p. Kamenolomni, Rostov Region, 346480	7707083893	40702810052060142697, 40702810452060100585, 40702810852060200124	settlement	046015602	30101810600000000602
Orlovskiy branch № 5184 of the South-Western bank of the Savings Bank of Russia	Orlovskiy OSB № 5184 of the South-Western bank of the RF SB	52, Gorkiy Str., Orlovskiy, Rostov region, 347510	7707083893	40702810252370100213	settlement	046015602	30101810600000000602
Orlovskiy branch № 5184 of the South-Western bank of the Savings Bank of Russia	Orlovskiy OSB № 5184 of the South-Western bank of the RF SB	52, Gorkiy Str., Orlovskiy, Rostov region, 347510	7707083893	40702810152370150156	settlement	046015602	30101810600000000602
Open Joint Stock Company "Kavkazskiy Bank Razvitiya I Rekonstruktsii"	OJSC "KBRR"	43, Inessi Armand Str., Nalchik, Kabardino-Balkarian Republic 360000	0711007370	40702810100000000908, 40702810600000020572, 40702810700000000430, 40702810700000000612, 40702810700000000913, 40702840900000001012	settlement	048327707	30102810500000000707
Open Joint Stock Company "Kavkazpromstroy bank"	OJSC "KPSB"	84, Pushkin Str., Cherkessk, 369000	0900000042	40702810000000001224	settlement	049133825	30101810300000000825
Open joint-stock company "Krayinvestbank"	OJSC "Krayinvestbank"	57, Komsomolskaya Str., Krasnodar, 350063	2309074812	40702810600009000463	settlement	040349516	30101810500000000516
Open joint-stock company "Rosbank"	OJSC "Rosbank"	118, Krasnaya Str., Krasnodar, 350000	7730060164	40702810110020010593	settlement	040349796	30101810100000000796
Open Joint Stock Company Joint Stock Commercial bank "Volgoprombank"	OJSC AKB "Volgoprombank"	24a, Mira Str., Volgograd, 400131	3444037858	40702810000000001447	settlement	041806794	30101810600000000794

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Open Joint Stock Company Commercial bank "Center-invest"	OJSC KB "Center-invest"	62, Sokolov Prospect, Rostov-on-Don, 344010	6163011391	40702810000000003868, 40702810100000003823, 40702810200000003804, 40702810300000003801, 40702810600000003802, 40702810800000003822, 40702810900000003803, 40702840100002003891, 40702840500000003891, 40702840800001003891	settlement	046015762	30101810100000000762
Pavlovskaya branch № 8613 of the South-Western bank of the Savings Bank of Russia	Pavlovskaya OSB № 8613 of the South-Western bank of the RF SB	245, Pushkin Str., Pavlovskaya , Krasnodar Krai, 352040	7707083893	40702810630130100075	settlement	046015602	30101810600000000602
Pavlovskaya branch № 8613 of the South-Western bank of the Savings Bank of Russia	Pavlovskaya OSB № 8613 of the South-Western bank of the RF SB	245, Pushkin Str., Pavlovskaya , Krasnodar Krai, 352040	7707083893	40702810430130100466	settlement	046015602	30101810600000000602
Petrovskoe branch № 1859 of the North-Caucasian bank of the Savings Bank of Russia	Petrovskoe OSB № 1859 of the North-Caucasian bank of the RF SB	10, Pushkin Str., Svetlograd, 356500	7707083893	40702810960190100374, 40702810260190100375, 40702810560190100376	settlement	040707644	30101810100000000644
Predgornoe branch № 1853 of the South-Western bank of the Savings Bank of Russia	Predgornoe branch № 1853 of the South-Western bank of the Savings Bank of Russia	25, Klubnaya Str., Apsheronsk, Krasnodar Krai, 352690	7707083893	40702810130300101281, 40702810930300101818	settlement	046015602	30101810600000000602
Predgornoe branch № 1353 of the South-Western bank of the Savings Bank of Russia	Predgornoe branch № 1853 of the South-Western bank of the Savings Bank of Russia	25, Klubnaya Str., Apsheronsk, Krasnodar Krai, 352690	7707083893	40702810030300100324	settlement	046015602	30101810600000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Primorsko-Akhtarsk branch № 1866 of the South-Western bank of the Savings Bank of Russia	Primorsko-Akhtarsk OSB № 1866 of the South-Western bank of the RF SB	30, Pervomaiskaya Str., Primorsko-Akhtarsk, Krasnodar Krai, 353860	7707083893	40703810830350100308	settlement	046015602	30101810600000000602
Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia	Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	59, Kirov Str., Pyatigorsk, 357500	7707083893	40702810260090101267, 40702810560090101268	settlement	040707644	30101810100000000644
Clearing and accounting center Kapustin Yar of Astrakhan region of the Savings Bank of Russia	RKC Kapustin Yar of Astrakhan region	4, Oktyabrskaya Str., pgt Kapustin Yar, Astrakhan region 416510	7707083893	40603810000000000051, 40603810300000000052	settlement	041203602	30101810500000000602
Rodionovo-Nesvetaiskoe branch № 5190 of the South-Western bank of the Savings Bank of Russia	R-Nesvetaiskoe OSB № 5190 of the South-Western bank of the RF SB	34, Sadovaya Str., Novoshakhtinsk, Rostov Region, 346918	7707083893	40702810552410192519, 40702810652410162517, 40702810752410143520, 40702810952410135024, 40702810952410162518	settlement	046015602	30101810600000000602
Salsk branch № 625 of the South-Western bank of the Savings Bank of Russia	Salsk OSB № 625 of the South-Western bank of the RF SB	46, Lenin Str., Salsk, Rostov Region, 347630	7707083893	40702810252110100318, 40702810552110100319	settlement	046015602	30101810600000000602
Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia	Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB	68, Kotsoeva Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362003	7707083893	40702810860330100810, 40702810860330100811	settlement	040707644	30101810100000000644
Severskaya branch № 1868 of the South-Western bank of the Savings Bank of Russia	Severskaya OSB № 1868 of the South-Western bank of the RF SB	35, Narodnaya Str., Severskaya, Krasnodar Krai, 353240	7707083893	40702810430170100565	settlement	046015602	30101810600000000602
Serafimovicheskiy branch № 57 of the Mikhailovskiy branch № 4006 of the Povolzhski bank of the Savings Bank of Russia	Serafimovicheskiy branch № 57 of the Mikhailovskiy OSB № 4006 of the Povolzhski bank of the RF SB	12, Mirotvortseva Str., Serafimovich, Volgograd Region, 403441	7707083893	40702810511050100589	settlement	041806647	30101810100000000647

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Slavyansk branch № 1818 of South-Western bank of the Savings Bank of Russia	Slavyansk OSB № 1818 of South-Western bank of the RF SB	68, Krasnaya Str., Slavyansk-on-Kuban, Krasnodar Territory, 353560	7707083893	40702810130180101142, 40702810830180100495	settlement	046015602	30101810600000000602
Sovetskoe branch № 1372 of the North-Caucasian bank of the Savings Bank of Russia	Sovetskoe OSB № 1872 of the North-Caucasian bank of the RF SB	3, Lenin Sq., Zelenokumsk, 357910	7707083893	40702810960230100386, 40702810260230100387	settlement	040707644	30101810100000000644
Taganrog branch № 1548 of the South-Western bank of the Savings Bank of Russia	Taganrog OSB № 1548 of the South-Western bank of the RF SB	74, Petrovskaya Str., Taganrog, Rostov Region, 347900	7707083893	40702810352230101359, 40702810752230120192	settlement	046015602	30101810600000000602
Taganrog branch № 1548 of the South-Western bank of the Savings Bank of Russia	Taganrog OSB № 1548 of the South-Western bank of the RF SB	74, Petrovskaya Str., Taganrog, Rostov Region, 347900	7707083893	40702810052230101358	settlement	046015602	30101810600000000602
Temryuk branch № 1803 of the South-Western bank of the Savings Bank of Russia	Temryuk OSB № 1803 of the South-Western bank of the RF SB	58, Tamanskaya Str., Temryuk, Krasnodar Krai, 353500	7707083893	40702810130030100772	settlement	046015602	30101810600000000602
Territorial bank in Stavropol of Severo-Osetin branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia	Territorial bank in Stavropol of Severo-Osetin OSB № 8632 of the North-Caucasian bank of the RF SB	361, Lenin Str., Stavropol, 355035	7707083893	40702810060000102045, 40702810160340101318, 40702810260340101357, 40702810360000102046, 40702810360340101354, 40702810360340200006, 40702810460340101319, 40702810560340101329, 40702810560340101361, 40702810660000102047, 40702810660340101326, 40702810760340101336	settlement	040707644	30101810100000000644

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Timashevsk branch № 8616 of the South-Western bank of the Savings Bank of Russia	Timashevsk OSB № 8616 of the South-Western bank of the RF SB	154a, Lenin Str., Timashevsk , Krasnodar Krai, 352700	7707083893	40702810430160100203, 40702810830160100340, 40702840130160300027, 40702840230160200027, 40702840330160100027	settlement	046015602	30101810600000000602
Tikhoretsk branch № 1802 of the South-Western bank of the Savings Bank of Russia	Tikhoretsk OSB № 1802 of the South-Western bank of the RF SB	22a, Oktyabrskaya Str., Tikhoretsk , Krasnodar Krai, 352120	7707083893	40702810130120102091, 40702810230120100919, 40702810530120103140, 40702810930120100989	settlement	046015602	30101810600000000602
Trusovskoe branch № 6114 of the Povolzhski bank of the Savings Bank of Russia	Trusovskoe OSB № 6114 of the Povolzhski bank of the RF SB	48, Dzerzhinskogo Str., Astrakhan, Astrakhan Region, 414015	3015011755	40702810005040107036, 40702810305040107037	settlement	041203602	30101810500000000602
Tuarse branch № 1805 of the South-Western bank of the Savings Bank of Russia	Tuarse branch № 1805 of the South-Western bank of the Savings Bank of Russia	36, K.Marx Str., Tuapse, Krasnodar Krai, 352800	7707083893	40702810030050100043, 40702810130050100707	settlement	046015602	30101810600000000602
Universal branch № 275/079 of Millerovo branch № 275 of the South-Western bank of the Savings Bank of Russia	UF № 275/079 of Millerovo OSB №275 of the South-Western bank of the RF SB	75, Lenin Str., Kashary, Rostov Region, 346000	7707083893	40702810652350120088	settlement	046015602	30101810600000000602
Universal branch № 275/079 of Millerovo branch № 275 of the South-Western bank of the Savings Bank of Russia	UF № 275/079 of Millerovo OSB №275 of the South-Western bank of the RF SB	16, Petrovskogo Str., Chertkovo, Rostov Region, 346000	7707083893	40702810652350230224	settlement	046015602	30101810600000000602
Universal branch № 5154/026 of the South-Western bank of the Savings Bank of Russia	UFSB № 5154/026 of the South-Western bank of the RF SB	61, Leningradskaya Str., Azov, Rostov Region, 346740	7707083893	40702810652280101928	settlement	046015602	30101810600000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Universal office of Krasnodar branch № 8619/0134 of the South-Western bank of the Savings Bank of Russia	Universal office of Krasnodar OSB № 8619/0134 of the South-Western bank of the RF SB	114, Sadovaya Str., Krasnodar , 350033	7707083893	40702810430090100234, 40702810030090101248, 40702810030090400004	settlement	046015602	30101810600000000602
Universal branch of Salsk branch № 625/055 of the South-Western bank of the Savings Bank of Russia	UF of Salsk OSB № 625/055 of the South-Western bank of the RF SB	115, Kooperativnaya Str., Peschanokopskoe, Rostov Region, 347570	7707083893	40702810752110155203	settlement	046015602	30101810600000000602
Uryupinsk branch № 4012 of the Povolzhski bank of the Savings Bank of Russia	Uryupinsk branch № 4012 of the Povolzhski bank of the RF SB	1a, L.Chaikina Str., Uryupinsk, Volgograd Region, 403113	7707083893	40702810011100100586, 40702810311100100587	settlement	041806647	30101810100000000647
Ust-Labinsk branch № 1815 of the South-Western bank of the Savings Bank of Russia	Ust-Labinsk OSB № 1815 of the South-Western bank of the RF SB	287a, Krasnaya Str., Ust-Labinsk, Krasnodar Krai, 352330	7707083893	40702810030150105207, 40702810230150100400	settlement	046015602	30101810600000000602
Branch "Volgogradskiy" of the open joint-stock company "Alfa-bank"	Branch "Volgogradskiy" of OJSC "Alfa-bank"	7, Sovetskaya Str., Volgograd, 400066	7728168971	40702810800090000876, 40702840200093000155, 40702840300090000155, 40702840500094000155	settlement	041806857	30101810000000000857
Branch "Krasnodarskiy" of the open joint-stock company "Alfa-bank"	Branch "Krasnodarskiy" of OJSC "Alfa-bank"	124, Krasnaya Str., Krasnodar, 350000	7728168971	40702810600160000618	settlement	040349570	30101810300000000570
Branch "Krasnodarskiy" of Open Joint Stock Company "Promyshlenno-stroitelny bank"	Branch "Krasnodarskiy" of OJSC "PSB"	44, Oktyabrskaya Str., Krasnodar , 350000	7831000010	40702810096000001099	settlement	040349712	30101810100000000712
Branch № 1812/050 of Budyonovsk branch № 1812 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 1812/050 of Budyonovsk OSB № 1812 of the North-Caucasian bank of the RF SV	35a, Shkolnaya Str., Novoselitskoe, 356350	7707083893	40702810860070100769	settlement	040707644	30101810100000000644

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Branch № 1812/48 of Budyonovsk branch № 1812 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 1812/48 of Budyonovsk OSB № 1812 of the North-Caucasian bank of the RF SV	60, Leninskaya str., Budyonovsk, 356809	7707083893	40702810560070100768	settlement	040707644	30101810100000000644
Branch № 2 of Open Joint Stock Company Commercial Bank "Center-invest"	Branch № 2 of OJSC KB "Center-invest"	84, Gorkiy Str., Bataisk, 346730	6163011391	40702810900000000207, 40702810200000000208	settlement	046015762	30101810100000000762
Branch № 3 of Open Joint Stock Company Commercial Bank "Center-invest"	Branch № 3 of OJSC KB "Center-invest"	44, Yermak Sp., Novocherkassk, 346429	6163011391	40702810100000000537, 40702810400000000538	settlement	046015762	30101810100000000762
Branch № 30/0108 of Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 30/0108 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	73a, Lenin Str., Zheleznovodsk, 357400	7707083893	40702810860080100513	settlement	040707644	30101810100000000644
Branch № 30/0117 of Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 30/0117 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	51, Kuibyshev Str., Kislovodsk, 357741	7707083893	40702810560280101120, 40702810860280101121	settlement	040707644	30101810100000000644
Branch № 30/0139 of Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 30/0139 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	100, Gagarin Str., Yessentukskaya, 357350	7707083893	40702810660020100456	settlement	040707644	30101810100000000644
Branch № 30/094 of Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 30/094 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	59, Kirov Str., Pyatigorsk, 357500	7707083893	40702810860090101272	settlement	040707644	30101810100000000644

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Branch № 30/098 of Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 30/098 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	24a, Kislovodskaya Str., Yessentuki, 357600	7707083 893	407028105600 30100892, 407028108600 30100893	settlement	04070 7644	3010181 0100000 000644
Branch № 30/114 of Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 30/114 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB	1, Lermontov Str., Lermontov, 357340	7707083 893	407028104600 80101213	settlement	04070 7644	3010181 0100000 000644
Branch № 5 of Open Joint Stock Company Commercial Bank "Center-invest"	Branch № 5 of OJSC KB "Center-invest"	95, Grecheskaya Str., Taganrog, 347900	6163011 391	407028105000 00000484, 407028108000 00000485	settlement	04601 5762	3010181 0100000 000762
Bagaevskiy branch № 5155/44 of the South-Western bank of the Savings Bank of Russia	Bagaevskiy OSB № 5155/44 of the South-Western bank of the RF SB	118, Atamanskiy Pr., Semikarakorsk, 346630	7707083 893	407028102522 90209142	settlement	04601 5602	3010181 0600000 000602
Bagaevskiy branch № 5155/44 of the South-Western bank of the Savings Bank of Russia	Bagaevskiy OSB № 5155/44 of the South-Western bank of the RF SB	6, Podstroikina Str., Bagaevskaya, 346610	7707083 893	407028103522 90201121	settlement	04601 5602	3010181 0600000 000602
Shpakovskiy branch № 5230/52 of the North-Caucasian bank of the Savings Bank of Russia	Shpakovskiy OSB № 5230/52 of the North-Caucasian bank of the RF SB	4, Stavropolskaya Str., Grachovka, Stavropol Territory, 356250	7707083 893	407028109601 00100665, 407028102601 00100666	settlement	04070 7644	3010181 0100000 000644
Branch № 7 of Open Joint Stock Company Commercial Bank "Center-invest"	Branch № 7 of OJSC KB "Center-invest"	118, Atamanskiy Pr., Semikarakorsk, 346630	6163011 391	407028103000 00000137, 407028106000 00000138	settlement	04601 5762	3010181 0100000 000762
Branch № 8579/06 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/06 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	10, Sadovaya Str., Gorodovikovsk, 358007	7707083 893	407028101603 00101442, 407028101603 00102001	settlement	04070 7644	3010181 0100000 000644

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Branch № 8579/07 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/07 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	2, Oktyabrskaya Str., Iki-Burul, 359130	7707083893	40702810260300100945, 40702810460300101443	settlement	040707644	30101810100000000644
Branch № 8579/08 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/08 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	105, Lenin Str., Ketchenery, 359120	7707083893	40702810960300101354, 40702810760300101444	settlement	040707644	30101810100000000644
Branch № 8579/09 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/09 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	1, Batasheva Str., Laganj, 359220	7707083893	40702810660300103513, 40702810060300101445	settlement	040707644	30101810100000000644
Branch № 8579/10 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/10 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	13, Sovetskaya Str., Malie Derbety, 358001	7707083893	40702810560300101356, 40702810360300101446	settlement	040707644	30101810100000000644
Branch № 8579/11 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/11 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	23, Shkolnaya Str., Bolshoi Tsaryn, 359123	7707083893	40702810660300101447, 40702810460300104521	settlement	040707644	30101810100000000644
Branch № 8579/12 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/12 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	77, Pionerskaya Str., Priyutnoe, 359030	7707083893	40702810160300101358, 40702810960300101448	settlement	040707644	30101810100000000644
Branch № 8579/13 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/13 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	63, Lenin Str., Sadovoe, 359400	7707083893	40702810260300101449, 40702810060300100763	settlement	040707644	30101810100000000644

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Branch № 8579/14 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/14 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	1, Budyonnogo Str., Troitskoe, 359100	7707083893	40702810860300101357, 40702810660300101450	settlement	040707644	30101810100000000644
Branch № 8579/15 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/15 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	38, Alleya Pamyati Str., Komsomolskiy, 359240	7707083893	40702810960300101451, 40702810860300106501	settlement	040707644	30101810100000000644
Branch № 8579/16 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/16 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	69, Oktyabrskaya Str., Tsagan-Aman, 359300	7707083893	40702810260300101355, 40702810260300101452	settlement	040707644	30101810100000000644
Branch № 8579/17 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/17 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	89, Petrovskogo Str., Yashalta, 359010	7707083893	40702810460300101359, 40702810560300101453, 40702840460300300049, 40702840560300200049, 40702840660300100049	settlement	040707644	30101810100000000644
Branch № 8579/18 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia	Branch № 8579/18 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB	1, Shkolnaya Str., Yashkul, 359150	7707083893	40702810660300108013, 40702810860300101454	settlement	040707644	30101810100000000644
Aksay branch № 1799/065 of the South-Western bank of the Savings Bank of Russia	Aksay OSB № 1799/065 of the South-Western bank of the RF SB	1D, Dzerzhinskogo Str., Aksay, 346720	7707083893	40702810552450190296	settlement	046015602	30101810600000000602
Armavir branch № 1827/053 of the South-Western bank of the Savings Bank of Russia	Armavir OSB № 1827/053 of the South-Western bank of the RF SB	74, Kalinin Str., Uspenskoe	7707083893	40702810930240101114	settlement	046015602	30101810600000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Armavir branch № 1827/070 of the South-Western bank of the Savings Bank of Russia	Armavir OSB № 1827/070 of the South-Western bank of the RF SB	57, Komarov Str., Otradnoe, Krasnodar krai 352344	7707083893	40702810430240103201	settlement	046015602	30101810600000000602
Division of Yelanski branch № 3990/36 of the Povolzhski bank of the Savings Bank of Russia	Division of Yelanski OSB № 3990/36 of the Povolzhski bank of the RF SB	58, Oktyabrskaya Str., r.p. Rudnya, Volgograd Region, 403601	7707083893	40702810011300100467	settlement	041806647	30101810100000000647
Kabardino-Balkarian branch № 8631/10 of the North-Caucasian bank of the Savings Bank of Russia	KB OSB № 8631/10 of the North-Caucasian bank of the RF SB	76, Lenin str., Nartkala, 361300	7707083893	40702810260330170204, 40702810160330170207	settlement	040707644	30101810100000000644
Kabardino-Balkarian branch № 8631/11 of the North-Caucasian bank of the Savings Bank of Russia	KB OSB № 8631/11 of the North-Caucasian bank of the RF SB	33, Baksanskoe shosse, Chegem-1, 361400	7707083893	40702810760330185184	settlement	040707644	30101810100000000644
Karachaevo-Cherkessian branch № 8585/04 of the North-Caucasian bank of the Savings Bank	Karachaevo-Cherkessian OSB № 8585/04 of the North-Caucasian bank of the RF SB	10, Kosta Khetagurova Str., Karachaevsk, 357190	7707083893	40702810660310101233, 40702810260310101235	settlement	040707644	30101810100000000644
Karachaevo-Cherkessian branch № 8585/05 of the North-Caucasian bank of the Savings Bank	Karachaevo-Cherkessian OSB № 8585/05 of the North-Caucasian bank of the RF SB	55, Lenin Str., Zelenchukskaya, 357140	7707083893	40702810260310102043, 40702810560310102044	settlement	040707644	30101810100000000644
Karachaevo-Cherkessian branch № 8585/06 of the North-Caucasian bank of the Savings Bank	Karachaevo-Cherkessian OSB № 8585/06 of the North-Caucasian bank of the RF SB	34, Morozov Str., Ust-Dzheguta, 357200	7707083893	40702810260310103068, 40702810560310103069	settlement	040707644	30101810100000000644

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Karachaevo-Cherkessian branch № 8585/07 of the North-Caucasian bank of the Savings Bank	Karachaevo-Cherkessian OSB № 8585/07 of the North-Caucasian bank of the RF SB	60, Umara Khabekova Str., Khabez, 357120	7707083893	40702810460310105060, 40702810360310105063	settlement	040707644	30101810100000000644
Karachaevo-Cherkessian branch № 8585/08 of the North-Caucasian bank of the Savings Bank	Karachaevo-Cherkessian OSB № 8585/08 of the North-Caucasian bank of the RF SB	13a, Bazarnaya Str., Uchkeken, Malokarachaevskiy district, Karachaevo-Cherkessian Republic 369380	7707083893	40702810260310106120, 40702810560310106121	settlement	040707644	30101810100000000644
Karachaevo-Cherkessian branch № 8585/09 of the North-Caucasian bank of the Savings Bank	Karachaevo-Cherkessian OSB № 8585/09 of the North-Caucasian bank of the RF SB	112, Krasnaya Str., Pregradnaya, Urupskiy region, Karachaevo-Cherkessian Republic, 369260	7707083893	40702810660310107037, 40702810160310107038	settlement	040707644	30101810100000000644
Karachaevo-Cherkessian branch № 8585/11 of the North-Caucasian bank of the Savings Bank	Karachaevo-Cherkessian OSB № 8585/11 of the North-Caucasian bank of the RF SB	47, Pervomaiskaya Str., Adyge-Khabl, 357050	7707083893	40702810460310104029, 40702810860310104030	settlement	040707644	30101810100000000644
Branch of Kotovskiy branch № 4051/042 of the Povolzhski bank of the Savings Bank of Russia	Branch of Kotovskiy OSB № 4051/042 of the Povolzhski bank of the RF SB	39, Lomonosov Str., Zhirnovskiy, Volgograd Region, 403792	7707083893	40702810911090000646	settlement	041806647	30101810100000000647
Branch of Kropotkin branch № 1586/034 of the South-Western bank of the Savings Bank of Russia	Branch of Kropotkin OSB № 1586/034 of the South-Western bank of the RF SB	123, Gorkiy Str., Kavkazskaya, 352140	7707083893	40702810730420100067	settlement	046015602	30101810600000000602
Rostov branch № 5221/0374 of the South-Western bank of the Savings Bank of Russia	Rostov OSB № 5221/0374 of the South-Western bank of the RF SB	87/65, Voroshilovskiy Pr., Rostov-on-Don, 344010	7707083893	40702810552090106747	settlement	046015602	30101810600000000602

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Frolovskoe branch № 3950 of the Povolzhski bank of the Savings Bank of Russia	Frolovskoe OSB № 3950 of the Povolzhski bank of the RF SB	4, Frolovskaya Str., Frolovo, Volgograd Region, 403530	7707083893	40702810611230100322	settlement	041806647	30101810100000000647
Tselinskoe branch № 5203 of the South-Western bank of the Savings Bank of Russia	Tselinskoe OSB № 5203 of the South-Western bank of the RF SB	9, Bolnichniy per., Tselina, Rostov Region, 347760	7707083893	40702810852050100153	settlement	046015602	30101810600000000602
Central branch № 1806 of the South-Western bank of the Savings Bank of Russia	Central OSB № 1806 of the South-Western bank of the RF SB	36, Gorkiy Str., Sochi, Krasnodar Krai, 354000	7707083893	40702810230060102378, 40702810830060102053	settlement	046015602	30101810600000000602
Chernyshevskoe branch № 3952/081 of the Povolzhski bank of the Savings Bank of Russia	Chernyshevskoe OSB № 3952/081 of the Povolzhski bank of the RF SB	48, Krasnogvardeyskaya str., Chernyshevskiy, Volgograd Region	7707083893	40702810611250104188, 40702810911250104189	settlement	041806647	30101810100000000647
Chikolskiy branch № 8632/18 of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia	Chikolskiy branch № 8632/18 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB	Fadzaeva Str., Chikola, 363500	7707083893	40702810360340101338, 40702810460340101377	settlement	040707644	30101810100000000644
Shakhty branch № 250 of the South-Western bank of the Savings Bank of Russia	Shakhty OSB № 250 of the South-Western bank of the RF SB	233, Sovetskaya Str., Shakhty, Rostov region, 346500	7707083893	40702810352060143202	settlement	046015602	30101810600000000602
Sholokhovskoe branch № 1830 of the South-Western bank of the Savings Bank of Russia	Sholokhovskoe OSB № 1830 of the South-Western bank of the RF SB	85, Sovetskaya Str., Vyoshenskaya, Rostov Region, 346270	7707083893	40702810452140150277, 40702810452140100146, 40702810752140100147	settlement	046015602	30101810600000000602
Shpakovskiy branch № 5230 of the North-Caucasian bank of the Savings Bank of Russia	Shpakovskiy OSB № 5230 of the North-Caucasian bank of the RF SB	374, Gagarin Str., Mikhailovsk, 356200	7707083893	40702810560100100667, 40702810860100100668	settlement	040707644	30101810100000000644

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Elkhotovskiy branch № 8632/16 of Severo-Osetin branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia	Elkhotovskiy branch № 8632/16 of Severo-Osetin OSB № 8632 of the North-Caucasian bank of the RF SB	16, Zortov Str., Elkhotovo, 363600	7707083893	40702810060340101324, 40702810260340101360	settlement	040707644	30101810100000000644
South-Western bank of the Savings Bank of Russia in Rostov-on-Don	South-Western bank of the RF SB in Rostov-on-Don	87/65, Voroshilovskiy Pr., Rostov-on-Don, 344010	7707083893	40702810152000103758, 40702810152000103761, 40702810252000103878, 40702810452000103759, 40702810852000103757, 40702810852000103760	settlement	046015602	30101810600000000602
Territorial bank in Stavropol of Severo-Osetin branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia	Territorial bank in Stavropol of Severo-Osetin OSB № 8632 of the North-Caucasian bank of the RF SB	361, Lenin Str., Stavropol, 355035	7707083893	40702810860340101317, 40702810960000102048, 40702810960340101356, 40702840060000100253, 40702840860000300253, 40702840960000200253, 40702978460000300253, 40702978560000200253, 40702978660000100253	settlement	040707644	30101810100000000644

1.3. Data on Issuer's Auditor (Auditors)

Full name: ***"Arthur Andersen" Private Joint-Stock Company***

Abbreviated name: ***ZAO "Arthur Andersen"***

Address: ***52/2, Kosmodamianskaya nab., Moscow, 113035***

Tel: ***(095) 755-97-00***

Fax: ***(095) 755-99-10***

e-mail: ***russia@arturandersen.com***

Data on Auditor's license:

No. of license for auditing: ***006000***

Date of issue: ***28.06.2000***

Period: ***till 28.06.2003***

Authority issuing the license: ***Ministry of Finance of the Russian Federation***

Fiscal year, for which the auditor independently checked the issuer's accounts and financial (book-keeping) reports: ***Financial accounts according to RAS for the years 2000-2001, consolidated financial accounts according to GAAP USA for the year 2000.***

Factors are described that may have influence on independence of the auditor on the issuer, and measures are indicated that have been taken by the Issuer and the auditor to reduce the influence of the said factors:

Pursuant to the Law "On Audit" № 119-FZ of 07.08.2001 audit shall not be performed by:

1) ***auditors being founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) reports;***
2) ***auditors being immediate family members of founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) reports (their parents, spounse, brothers, sisters, children as well as mothers- and fathers-in-law, sons- and dauthers-in-law, brothers- and sisters-in-law);***
3) *auditing companies whose* **executive officers and other officials are** *founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) reports*;
4) *auditing companies whose* **executive officers and other officials are** *immediate family members of founders (shareholders) of audited persons, their executive officers, accountants*

or other persons responsible for accounting and making financial (accounting) reports (their parents, spounse, brothers, sisters, children as well as mothers- and fathers-in-law, sons- and dauthers-in-law, brothers- and sisters-in-law);

5) *auditing companies in relation to audited persons being their founders (participants), in relation to audited persons of whom these auditing companies are founders (participants), in relation to affiliates, branches and representative offices of the indicated audited persons as well as in relation to the companies having the same founders (participants);*
6) *auditing companies and auditors who provided services on accounting and making financial reports to natural and legal persons – in relation to such persons - until three years after provision of such services.*

Terms and size of compensation to be paid to auditing companies and individual auditors for performing audit (including mandatory one) and providing auxiliary services shall be determined in the Agreements on providing audit services and may not depend on the results of the audit.

Issuer's auditor selection procedure:

Every year the Company engages a qualified auditor having no material relationships with the Company and its shareholders to carry out audit and confirm authenticity of the Company's annual financial accounts.

The Auditor performs audit of the Company's financial and economic activity in accordance with the legislation of the Russian Federation on a contractual basis.

Board of Directors proposes an auditor for election. The auditor is to be approved by the Annual General Shareholders' Meeting. Terms of the Contract with the Auditor including size of compensation (fee) are to be approved by the Company Board of Directors.

Audit of economic and financial activity of the company shall be performed at any time at the request of shareholders owning in the aggregate 10 (ten) or more percent of the legal capital. The shareholders initiating an audit shall submit a written request to the Board of Directors including reason of the request, names of the shareholders, number and type of shares owned by them, signature of the shareholder or his proxy. Should the request be signed by a proxy, Letter of Attorney shall be attached to the request.

Information on the work performed by the auditor in the framework of special auditor assignments:

no such work has been done in the year under report

Information on any essential interests connecting the auditor (auditor's officials) with the issuer (issuer's officials):

Share of the auditor's (auditor's officials') participation in the authorized capital of the issuer: *none*

Granting of borrowed funds by the issuer to the auditor (auditor's officials):

no borrowed funds have been granted

Any close business relationships (participation in issuer's products (services) promotion, participation in joint business, etc.):

None

Immediate family members:

None

Data on issuer's executive officers who are at the same time the auditor's executive officers:

no such persons

Procedure of determining the auditor's compensation:

Size of compensation to be paid to auditor shall be determined by the Issuer's Board of Directors.

Any postpones or outstanding payments for services provided by the auditor:

No postpones or outstanding payments for services provided by the auditor.

Full name: "**Ernst and Young Vneshaudit" Private Joint-Stock Company**

Abbreviated name *ZAO "Ernst and Young Vneshaudit"*

Location: ***building 1-1A, 20/12, Podsosenskiy per., Moscow, 105062***

Tel: ***(095) 755-97-00***

Fax: ***(095) 755-97-01***

e-mail: ***moscow@eyi.com***

Data on Auditor's license:

No. of license for auditing: ***E003246***

Date of issue: ***17.01.2003***

Period: ***till 17.01.2008***

Authority issuing the license: ***Ministry of Finance of the Russian Federation***

Fiscal year, for which the auditor independently checked the issuer's accounts and financial (book-keeping) reports: ***Financial accounts according to RAS for the years 2002-2003, consolidated financial accounts according to GAAP USA for the year 2001, consolidated financial accounts according to IAS for the year 2002.***

Factors are described that may have influence on independence of the auditor on the issuer, and measures are indicated that have been taken by the Issuer and the auditor to reduce the influence of the said factors:

Pursuant to the Law "On Audit" № 119-FZ of 07.08.2001 audit shall not be performed by:

1) ***auditors being founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) reports;***
2) ***auditors being immediate family members of founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) reports (their parents, spounse, brothers, sisters, children as well as mothers- and fathers-in-law, sons- and dauthers-in-law, brothers- and sisters-in-law);***
3) ***auditing companies whose* executive officers and other officials are *founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) reports*;**
4) ***auditing companies whose* executive officers and other officials are *immediate family members of founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) reports (their parents, spounse, brothers, sisters, children as well as mothers- and fathers-in-law, sons- and dauthers-in-law, brothers- and sisters-in-law);***
5) ***auditing companies in relation to audited persons being their founders (participants), in relation to audited persons of whom these auditing companies are founders (participants), in relation to affiliates, branches and representative offices of the indicated audited persons as well as in relation to the companies having the same founders (participants);***
6) ***auditing companies and auditors who provided services on accounting and making financial reports to natural and legal persons – in relation to such persons - until three years after provision of such services.***

Terms and size of compensation to be paid to auditing companies and individual auditors for performing audit (including mandatory one) and providing auxiliary services shall be determined in the Agreements on providing audit services and may not depend on the results of the audit.

Issuer's auditor selection procedure:

Every year the Company engages a qualified auditor having no material relationships with the Company and its shareholders to carry out audit and confirm authenticity of the Company's annual financial accounts.

The Auditor performs audit of the Company's financial and economic activity in accordance with the legislation of the Russian Federation on a contractual basis.
Board of Directors proposes an auditor for election. The auditor is to be approved by the Annual General Shareholders' Meeting. Terms of the Contract with the Auditor including size of compensation (fee) are to be approved by the Company Board of Directors.

Audit of economic and financial activity of the company shall be performed at any time at the request of shareholders owning in the aggregate 10 (ten) or more percent of the legal capital. The shareholders initiating an audit shall submit a written request to the Board of Directors including reason of the request, names of the shareholders, number and type of shares owned by them, signature of the shareholder or his proxy. Should the request be signed by a proxy, Letter of Attorney shall be attached to the request.

Information on the work performed by the auditor in the framework of special auditor assignments:

no such work has been done in the year under report

Information on any essential interests connecting the auditor (auditor's officials) with the issuer (issuer's officials):

Share of the auditor's (auditor's officials') participation in the authorized capital of the issuer: *none*

Granting of borrowed funds by the issuer to the auditor (auditor's officials):

no borrowed funds have been granted

Any close business relationships (participation in issuer's products (services) promotion, participation in joint business, etc.):

None

Immediate family members:

None

Data on issuer's executive officers who are at the same time the auditor's executive officers:

no such persons

Procedure of determining the auditor's compensation:

Size of compensation to be paid to auditor shall be determined by the Issuer's Board of Directors.

Any postpones or outstanding payments for services provided by the auditor:

No postpones or outstanding payments for services provided by the auditor.

1.4. Data on the Issuer's Appraiser

No Appraiser in the reporting period.

1.5. Data on the Issuer's Consultants

Full name: **Closed joint-stock company "AVK Investment Company"**
Abbreviated name **CJSC "IK AVK"**
Place of business: **1, Uritskogo pavilyon, Pushkin, St. Petersburg, 196605, Russia**
TIN: **7820002270**
Telephone: **(812) 230-7733**
Fax: **(812) 237-0650**
e-mail: **postmaster@avk.ru**
Internet site: **www.avk.ru**

Licenses:
License of a professional participant of the securities market for dealership:
No of the License: 178-03343-010000

Date of issue: 29.11.2000
Period: unlimited
Authority issuing the license: Federal Commission for Securities Market of Russia

License of a professional participant of the securities market for brokerage:
No of the license: 178-03255-100000
Date of issue: 29.11.2000
Period: unlimited
Authority issuing the license: Federal Commission for Securities Market of Russia

Services provided by the consultant:
Services of a financial consultant in the equity market under the Agreement №86-OF/03 of September 1, 2003 on the organization of the issue of 1 500 000 (one million five hundred thousand) series 02 non-convertible interest-bearing documentary pay-to-bearer bonds with face value of 1000 (one thousand) rubles each and mandatory centralized custody. The Maturity date is the 1 092nd (one thousand and ninety second) day from the starting date of the bonds placement through public subscription.
Services on monitoring of information disclosure by Issuers according to the Regulations on information disclosure by Issuers of securities approved by the Decision of the Federal Commission for Securities Market of Russia №03-32/ps of July 2, 2003.

Full registered name of the financial consultant in the equity market: ***Open Joint –Stock Company "Federalnaya Fondovaya Korporatsiya"***

Abbreviated registered name: ***OJSC "FFK"***

Location: ***25, Ostozhenka, Moscow, 119034***

TIN: ***7706024711***

Tel.: ***(095) 737-86-30, (095) 737-86-31***

Fax: ***(095) 737-86-32***

Internet site used by the Financial Consultant to disclose information about the Issuer: ***www.fscorp.ru***

License of a professional participant of the securities market for brokerage:
No of the license: ***077-06174-100000***
Date of issue: ***29.08.2003***
Period: ***unlimited***
Authority issuing the license: ***Federal Commission for Securities Market of Russia***

License of a professional participant of the securities market for dealership:
No of the license: ***077-06178-100000***
Date of issue: ***29.08.2003***
Period: ***unlimited***
Authority issuing the license: ***Federal Commission for Securities Market of Russia***

Information on the services rendered by the Consultant:

Services of the Financial consultant on the securities market under the Agreement № FK 96-04 of June 04, 2004, namely:

- Assistance in preparation of Emissive prospectus of the Bonds ;

- after appropriate check and reception of corresponding written guarantees from the Issuer of the reliability and completeness of the information contained in the Prospectus of Bonds, except for a part to be confirmed by the auditor and-or the appraiser - signing of the Prospectus of Bonds as well as documents which may be needed by the Issuer for the organization of the circulation and, if applicable, placement of the Bonds by organizers of trade;
- control of observance of federal laws and other legal acts, including requirements to advertising

and procedure for disclosing information, including monitoring of disclosing information during the securities' issue, as well as observance of the terms of placement stipulated by the Decision on the Bonds issue;

- signing the Report on the results of the bond issue after its due examination;

- consulting on the preparation of the Decision on the bond issue, Prospectus of bonds, Report on the results of the bond issue, other documents relating to the issue, placement, circulation of the Bonds as well as on current matters of the bond issue;

- consulting on the preparation of the Decisions of the authorized bodies of the Issuer necessary for the organization of the bond issue and placement (Decision on the bond placement, Approval of the related party transaction, Approval of the major transaction, Approval of the Decision on the bond issue, Approval of the Report on the results of the bond issue and others);

- consulting on the Russian legislation dealing with issue of corporate bonds and on the requirements of the effective legislation dealing with disclosure of information during the securities' issue.

1.6. Data on Other Parties Who Have Signed the Quarterly Report

3Q04 report is signed only by the officials of the Issuer

II. Key Information on the Financial and Economic Position of the Issuer

2.1. Indices of Issuer's Financial and Economic Performance

Indexes showing the Issuer's financial position:

Index	30.09.2004
Value of Issuer's net assets, RUR	12 567 804 000
Ratio of the borrowed funds to the capital and reserves, %	232.84
Ratio of the short-term liabilities to the capital and reserves, %	128.94
Cover of debt service payments, %	0.3
Overdue debt level, %	2.03
Net assets turnover rate, times	0.96
Turnover rate of accounts payable, times	1.64
Turnover rate of accounts receivable, times	7.19
Share of profit tax in profit before taxes, %	68.36

The above indexes were calculated by the method recommended by the Provisions №03-32/ps of 02.07.2003 on information disclosure by the issuers of emissive securities approved by FCSM of Russia.

The Issuer's net assets value as of 30.09.2004 has decreased by 3.55% compared to 30.09.2003.

During the last two years the Company's borrowings was showing stable growth. The Company made such intensive borrowings in order to increase economic efficiency of investment projects being under realization.

Increase of ratio of the borrowed funds to the capital and reserves for 9 months of 2004 can be explained by the necessity of bank crediting of large-scale projects on digitization of telecommunications networks and development of new technologies. As a whole, borrowed to own funds ratio is quite acceptable, and the Company has sufficient safety factor for preservation of financial independence and stability.

The index "cover of debt service payments" from internal sources of financing has made 0.3 ruble for 9m2004.

9m04 overdue debt level is down more than twice compared to 9m2004 reaching 2.03%.

The index "Net assets turnover rate", showing the Company's asset management efficiency for 9m04 has made 0.96% which is up 24% compared to 9m2003, that is typical for operators of traditional telephony because of a high capital intensity of rendered services.

Accounts receivable turnover rate (7.19 times, 38 days) is 5.56 times higher than accounts

payable turnover rate (1.64 times, 167 days).

2.2. The Issuer's Market Capitalization

Date	Market capitalization, USD*	Rate of exchange**
31.12.1999	76 186 758 ***	27,0000
31.12.2000	110 169 736 ***	28,1600
31.12.2001	79 385 662	30,1400
31.12.2002	268 721 558	31,7844
31.12.2003	366 269 116	29,4545
30.09.2004	288 779 397	29,2171

** - according to RTS stock exchange;*
*** - the rate of exchange of the Central Bank of the Russian Federation .*
**** - market capitalization is calculated on the basis of common shares.*

Market capitalization is calculated by the method for determining the Issuer's market capitalization recommended by the Provisions №03-32/ps on information disclosure by the issuers of emissive securities approved by FCSM of Russia.

2.3. Issuer's Liabilities

2.3.1. Accounts payable

Indicator	30.09.2004
Accounts payable – total, RUR	28 156 459
Overdue accounts payable, RUR	578 181

Type of overdue accounts payable:
The outstanding debt to "Vneshtorgbank" № 109-1-1-27 of 19.06.1996, № 56-1-1-27 of 21.03.1995, № 91-1-1-27 of 12.03.1996, № 113-1-1-27 of 19.06.1996, № 223-1-1-27 of 10.07.1997, № 53-1-1-27 of 21.03.1995, № 207-1-1-27 of 10.07.1997, № 148-1-1-27 of 02.12.1996, № 66-1-1-27 of 21.03.1995, № 66-1-1-27 of 21.03.1995, № 67-1-1-27 of 12.03.1995. № 225-1-1-27 of 10.07.1997, № 108-1-1-27 of 19.09.1996, № 143-1-1-27 of 02.12.1996, № 94-1-1-27 of 12.03.1996.

The reasons of default of obligations: ***the crisis of August 1998***

Consequences which have occurred or may occur in the future for the emitter owing to not executed obligations: ***new schedules of payments after 1998 were signed with the installment plan till 2007. Work on repayment of the basic debt and re-structuring of its overdue part with writing-off of penalty interests is being carried out. Vneshtorgbank does not make any additional demands. The debt amount is less than the amount of the Company's monthly revenues and even the demand to pay total debt amount at a time will not put the Company into difficulties.***

Sanctions imposed on the Issuer: ***penalty interest***

Term (presupposed term) of repayment of the overdue accounts payable: ***till 2007 inclusive***

Structure of the Issuer's debts

30.09.2004

Accounts payable	The term of payment						
	Less than 30 days	from 30 to 60 days	from 60 to 90 days	From 90 to 180 days	from 180 days to 1 year	More than 1 year	Total

Accounts payable	The term of payment						
	Less than 30 days	from 30 to 60 days	from 60 to 90 days	From 90 to 180 days	from 180 days to 1 year	More than 1 year	Total
Short-term and long-term liabilities, total, RUR ths	1 131 743	1 505 925	1 153 179	4 337 225	7 315 775	12 712 612	28 156 459
Accounts payable, total, RUR ths	963 014	942 546	205 834	1 430 288	2 158 306	2 679 558	8 379 546
including:							0
to suppliers and contractors, RUR ths	227 269	719 571	156 976	512 634	1 479 198	1 658 331	4 753 979
notes payable, RUR ths	178 742	135 476	5 858	769 451	665 804	923 227	2 678 558
to affiliated persons of the issuer, RUR ths	0	0	0	0	0	0	0
on wages, RUR ths	177 132	0	0	0	0	0	177 132
indebtedness to budget and out-of-the-budget funds, RUR ths	316 349	0	0	0			316 349
Other accounts payable, RUR ths	63 522	87 499	43 000	148 203	13 304	98 000	453 528
Credits, total, RUR ths	28 177	401 433	788 300	1 341 814	1 626 796	8 289 314	12 475 834
Loans, total, RUR ths	0	0	0	1 500 000	3 530 673	579 321	5 609 994
including:							
Bond loans, RUR ths	0			1 500 000	1 500 000	44 501	3 044 501
Other liabilities, RUR ths	140 552	161 946	159 045	65 123	0	1 164 419	1 691 085

Overdue accounts payable, total, RUR ths	578 181
including overdue indebtedness to budget and out-of-the-budget funds, RUR ths	0
Overdue debt on credits, RUR ths	578 181
Overdue borrowings, RUR ths	0

Creditors, the debt to each of which is at least 10 per cent of the entire debt:

Full and abbreviated registered names: Joint-Stock Commercial Savings bank of the Russian Federation (open Joint –Stock Company)/Sberbank of Russia OAO

Accounts payable as of 30.09.2004: 3 364 000 000 roubles

Accounts payable overdue: none

Sberbank of Russia is not the Issuer's affiliated person.

Full and abbreviated registered names: Joint-Stock Commercial bank "ROSBANK" (Open Joint –Stock Company) OAO AKB "Rosbank"

Accounts payable as of 30.09.2004: 3 000 000 000 roubles

Accounts payable overdue: none

Sberbank of Russia is not the Issuer's affiliated person.

Other liabilities overdue as of the expiry date of the complete period under report prior to the expiry date of the last reporting quarter that amount to five or more per cent of the book value of the Issuer's assets as of the expiry date of the complete period under report prior to the expiry date of the last reporting quarter: ***no such liabilities***.

2.3.2. Issuer's crediting history

Information on execution of the liabilities under former and current agreements of credit or/and any agreements of loan, the amount of principal debt under which as of the date of the last complete quarter under report preceding the conclusion of the respective agreement, would be 10 or more per cent of the value of net assets of the Company:

Description of the liabilities	Name of the creditor	Amount of principal debt	Maturity date		Interest rate	Maturity date	
			plan	actually		plan	actually
3Q04							
Credit in rubles of the Russian Federation	Savings Bank of the Russian Federation	1 500 000 000	19.12.2008		15%	monthly	monthly

2.3.3. Issuer's Liabilities of Security Granted to Third Parties

Issuer's liabilities of security granted to third parties, total, RUR ths: ***13 183 301.04***

Total amount of the third parties' liabilities for which the Issuer granted the security to third parties including in the form of security or surety, ths RUR: ***2 406 871.96***

The Issuer's liabilities of security granted to third parties in the quarter under report, including in the form of security or surety, the amount of which would exceed 5 % of the Company's assets ***: this type of security was not granted***

2.3.4. Other liabilities of the Issuer.

The Issuer's agreements including bargains on term not reflected in the balance sheet which may essentially affect the Issuer's financial position, its liquidity, sources of financing and terms of their usage, performance results and costs:

No such agreements.

2.4. Goals of the Issue and Areas of Using the Funds Received as a Result of placement the Issued Securities

Goals of the issue: ***diversification of the credit portfolio, bond issue is the most cost-effective way to attract borrowed funds.***

Areas of Using the Funds Received as a Result of placement the Issued Securities: ***it is planned that the funds obtained from placement of the Company's bonds will be used for financing the current activities by replenishment of current assets, development of existing telecommunications facilities and acquisition of new ones, modernization of telecom equipment, increase of its digitization level and development of new telecom services.***

No funds were borrowed for financing a specific transaction (interrelated transactions) or any other operation.

The Issuer is not a state or municipal unitary company.

Payback of expenses based on forecast financial flows for the entire period of the bonds' circulation.

As no funds are borrowed for a specific transaction or any other specific operation, then the expenses at the cost of bond placement are estimated in the structure of general costs of the Issuer for day-to-day operation. That is why, payback of expenses made at the cost of bond placement agrees with payback of general costs of the Issuer for day-to-day operation.

During 2004 – 2009 earnings from day-to-day activities is expected to constantly exceed the running expenses (including coupon payments and retirement of bonds). Thus, indices of day-to-day activity payback calculated as ratio of the amount of earnings to total amount of running expenses will be from 101,04 to 101,46%.

Calculation of running expenses payback (forecast for 2004-2009), RUR ths

Forecast of the funds movement	2004	2005	2006	2007	2008	2009	Total
Earnings from sale of products (incl. VAT)	18 402 505	23 500 204	27 961 043	33 553 252	40 263 902	48 719 321	192 400 227
Other earnings, including bonded loan	11 625 466	8 740 850	7 607 330	6 273 962	3 758 126	2 000 580	40 006 314

Forecast of the funds movement	2004	2005	2006	2007	2008	2009	Total
TOTAL earnings, including bonded loan	30 027 971	32 241 054	35 568 373	39 827 214	44 022 028	50 719 901	232 406 541
Expenses relating to output of products	16 262 708	19 092 419	22 223 576	25 401 547	28 881 559	32 578 399	144 440 208
Other expenses, including coupon payments and retirement of bonds	13 456 721	12 796 132	12 925 381	13 922 367	14 536 510	17 410 132	85 047 243
TOTAL expenses, including coupon payments and retirement of bonds	29 719 429	31 888 551	35 148 957	39 323 914	43 418 069	49 988 531	229 487 451
Funds to be remained at the Company's disposal	308 542	352 503	419 416	503 300	603 959	731 370	2 919 090
Ratio of funds to be remained at the Company's disposal to the amount of total earnings, %	1,03	1,09	1,18	1,26	1,37	1,44	1,26
Payback of expenses (ratio of amount of earnings to the amount of expenses), %	101,04	101,11	101,19	101,28	101,39	101,46	101,27

The specified values are declarations about "forecasts of future results". Due to the effects of the risks and uncertainties described hereinafter the actual results could be significantly different from the forecasts stated in this part of the quarterly report.

Such risks include the possibility that the economic and financial environment of the Issuer may change affecting its development prospects. There are also risks related to possible change of political and economic situation in Russia, change of the Russian legislation, change of the current or future regulation of the Russia telecommunications sector as well as risks associated with competition and other factors.

2.5. Risks Related to Acquisition of the Placed Issued Securities (to be Placed)

2.5.1. Sector risks

The level of a competition in the Russian market of telecommunication services steadily grows. In spite of the fact that the market of fixed telephone services is shared among 7 inter-regional consolidated telecom operators, each of them being an absolute monopolist in the sphere of traditional services, we observe strengthening of competition with alternative operators in the sphere of providing new telecom services and services of long-distance telephony. There is a risk of reduction in revenues from long-distance telephony as a result of termination of the traffic of alternative operators via IP-channels by the telecom operators connected to "UTK" PJSC. Market position of fixed telephony is weakening due to growth of the cellular market. For the period of 9m2004 the share of cellular services in total revenues of regional telecom market is up to 50.5%. One of the major factors of uncertainty still remains a tariff reform, character and terms of which are not clear.

State regulation of telecommunications sector introduces in the activity of the Issuer common for all inter-regional companies risks and uncertainties, connected with change of tariffs and reduction in volumes of cross subsidizing. There is some risk of slowdown of growth rates for local tariffs in 2004.

Deterioration of situation in the sector and the market position of the Company can be also caused by the following economic factors:

- ***Decrease in demand on the part of business sector related to landslide of the world prices for energy resources and nonferrous metals;***
- ***General decline of production volumes and slowdown of economic growth rates;***
- ***Rates of ruble devaluation exceed the rates of tariff growth that will result in significant growth of negative current rate differences and rise in cost of currency liabilities service;***
- ***growth of competition in the Russian cellular market among Russian and foreign telecom operators, expansion of operators of competitive standards in the cellular***

market;

- *Increase of tariffs of "Rostelecom" OJSC which is the main long-distance and international communications operator providing access for the Issuer to national network and international communications channels;*
- *Common economic risks inherent in the Russian Federation including level of macroeconomic instability in the country, possibility of changes in the legislation that may result in decrease of the Issuer's revenues, or toughening the taxation of securities incomes.*

- The most recent version of the federal law "On Telecommunications" came into effect on 1 January 2004. It determines the authority that various branches of the government exercise over the regulation of the telecommunications sector. The law can increase a degree of regulation of the Issuer's business. Till the moment of approval of the corresponding normative acts, the period of contradictions and uncertainties relating to different interpretation of the Law by regulating authorities is inevitable.

Pursuant to the new Law the Company is obliged to establish equal status of connection of communication networks and pass-through of traffic for telecom operators providing similar services and to render to these operators services on connection and pass-through of traffic on the same conditions and of the same quality as for its own structural divisions and affiliated persons.

In addition, according to the new Law "On Telecommunications" a subscriber (natural person) has the right to choose form of payment for local telephone calls: monthly subscriber fee or time-based billing system of payment.

The management cannot predict effect of the new Law on the Company activity.

- running processes of integration of alternative telecoms in large holdings.

Most significant possible changes in the sector (separately in internal and external markets), in the opinion of the Issuer:

"UTK" PJSC acts as a telecommunications operator, the Issuer does not export any products, works or services. In this connection we describe changes only for domestic market.

As a whole, sector risks influence on activity of the Issuer is estimated as minimal because due to consolidation "UTK" PJSC has an opportunity to use common infrastructure and technique of the Southern federal district, that allows to provide customers with maximum range of telecom services, and develop inter-regional communication networks for reduction in the cost price and increase in profitability of services.

In case of unfavorable development of the situation in the region and in the national economy, the Issuer plans:

- *To optimize structure of production costs.*
- *To reconsider the Company's investment program;*
- *To correct the Company's price and marketing policy,*
- *To change the structure of provided services in order to maximize the profit.*

Risks connected to possible change of prices for raw materials and services used by the Issuer (separately in internal and external markets):

"UTK" PJSC acts as a telecommunications operator, the Issuer does not export any products, works or services. In this connection we describe risks connected to possible change of prices for raw materials and services used by the Issuer only for domestic market.

One of possible risks is growth of tariffs of Rostelecom which is the principle national long-distance telecommunications operator providing access to national network and international communication channels to the Issuer.

Their influence on the activity of the Issuer and execution of obligations under securities:

Growth of Rostelecom tariffs will result in increase of expenses and reduction of the Issuer's profit that may have a negative effect on execution of obligations under securities.

Risks associated with possible change of the prices of products and-or services rendered by the Issuer (separately for internal and external markets):

One of the major factors of uncertainty still remains the tariff reform, character and terms of which are not clear.
State regulation of telecommunications sector introduces common for all inter-regional companies risks and uncertainties associated with change of tariffs and decrease in volume of cross-subsidies. There is a risk of slowdown in growth rate of local tariffs in 2004.
Current anti-monopoly legislation states that, when a service operator is recognized a 'natural monopolist', its tariffs are subject to regulation by the Anti-Monopoly Ministry of the Russian Federation (MAP RF). Under this law, an interregional company is considered to be a natural monopoly, and is indeed subject to regulation by anti-monopoly bodies.

Any change in tariffs charged for the services of operators that are natural monopolists has to be coordinated with the MAP RF; this can lag behind changes in the real economic situation which affect the operator's costs. A delay in changing a tariff could reduce the operator's competitiveness and profitability.

The new law «On Telecommunication» introduces a guarantee that universal communication services will be made available in the Russian Federation. Operators of universal services are to be selected by competition, and if there are no candidates the responsibility can be imposed on the largest operator in the territory, with no right of refusal. At present, the interregional telecommunications company MRT is the only telecommunications operator in most of the Russian Federation, and so will be appointed the universal service operator in those areas. The universal service mechanism is to be introduced throughout the Russian Federation in 2005.

A provider of universal services has to offer a certain minimum range of telecommunication services wherever there is a population, which will require the operator to make significant investments. The law «On Telecommunication» specifies a mechanism to ensure that the operator of universal service is compensated for this loss, but this mechanism has not yet been created. Universal service operators therefore face the risk of that compensation will be delayed and/or incomplete, in-creasing their receivables and reducing their profitability. When universal communication services are introduced, all of the Russian Federation's telecommunication operators will be expected to make periodic contributions to the fund. Not only will the introduction of this system of contributions erode the profitability of the operators, but the legislation does not actually say how the contributions are to be calculated, increasing the risks still further.

Their influence on the activity of the Issuer and execution of obligations under securities:

The specified risks may result in decrease of the Issuer's revenues that will have an adverse effect on its paying capacity.

One of the important development trends of the telecommunications sector within the next few years is radical improvement of a tariff policy used by telecommunications companies by means of bringing regulated tariffs to the level of economically justified costs, minimization of cross-subsidies of telecom services. In particular, within the framework of reform of pricing of telecom services, local tariffs are to be increased and cross-subsidy of local telephony at the expense of long-distance services is to be eliminated. Work on improvement of tariff policy is carried out by holding of Svyazinvest together with Ministry of information technologies and communications of the Russian Federation and Federal Antimonopoly Service.

2.5.2. National and regional risks

Risks associated with political and economic situation in the country (countries) and the region in which the Issuer is registered as a tax-payer and-or operates provided that its primary activity in such country (region) brings 10 and more percent of revenues for the last completed accounting period previous to the expiry date of the last quarter under report:

Competition intensification in the Russian market of telecommunications services is also creating risks. In spite of the fact that the fixed-line communication market is divided among 7 consolidated inter-regional telecom operators, each of them being an absolute monopolist in the sphere of traditional services, we observe increase in competition due to increase in share of new telecommunications services as well as active work of operators rendering such telecommunications services.

The government of the Russian Federation influences greatly the Issuer's operations through taking legislaive and regulatory measures that can affect essentially financial position and performance results of the Issuer.

Main factors of political risks are the following:

- *imperfection of the legislation regulating economic relations;*
- *inefficiency of judicial system;*
- *instability of the authorities in the subjects of the Russian Federation.*

Other risk factors that can influence the Company's operations are the following:

- *uncertainty in the establishment of tariffs by the Anti-Monopoly Ministry and their influence on the Company's operations;*
- *change of the current legislation on accounting.*

Political and economic situation in the country can be estimated as stable in the medium-term period. Results of the elections to the State Duma and the presidential elections in Russia held on March 14, 2004 allow to predict with confidence that economic, legal and other reforms in the country will be continued.

Economic situation in the Southern Federal district may become worse in case of material changes in the economic situation in Russia, including drastic changes of national currency exchange rate that may result in reduction of the number of industry and agricultural enterprises of all forms of ownership operating in the district, growth of unemployment, decrease in the solvent demand of population. Such succession of events would result in suspension of the Issuer's investment program, decrease in volume of telecommunications services provided by the Issuer in the territory of the Southern federal district, and slowdown of revenues growth rate.

Supposed actions of the Issuer in case of deterioration of the situation in the country (countries) and the region on its operation:

In the nearest future the Issuer does not expect any deterioration of situation in the district and in the country that may have an adverse effect on its operations and financial situation. However, in such a case, the Issuer will fulfill its obligations under bond issues at the expense of its operating profit and, if necessary, it will attract commercial bank credits for that purpose.

At present process of creation of vertically and horizontally integrated holdings, reorganization of the companies continues in the district that in the future may lead to increase of efficiency of business sector of the district, and thus to growth of investments into economy of SFD. In opinion of the Issuer, an economic situation in the region and relations with administrations of the subjects of the Federation and municipalities are developing positively that affects favorably the activity of the company and execution of its obligations.

Risks associated with possible armed conflicts, introduction of state of emergency and strikes in the country (countries) and region in which the Issuer is registered as a tax-payer and-or operates:

Among the factors of regional investment risk for SFD, sociopolitical risks owing to presence of the potential centers of development of conflicts in boundary territories of Northern Caucasian Republics and affinity of the Chechen republic are of the greatest importance. The basic risks are connected with the possibility of nationalization of the private capitals at sharp change of a political policy or their destruction in case of armed conflict. However, the basic part of the territory of the Southern federal district is occupied by the subjects of the Russian Federation with quite favorable conditions for development of business and with a level of regional risk being not lower than average values in the country. It is important to note that "UTK" PJSC does not operate in the territory of the Chechen and Ingush republics which sociopolitical instability considerably worsens

an integrated risk parameter of SFD.

Risk of direct armed conflict and introduction of state of emergency in the country cannot be estimated by the Issuer. However, in case of occurrence of the specified events the Issuer will undertake all necessary measures stipulated the current legislation.

Risks associated with geographical features of the country (countries) and region of the Issuer's registration as a tax-payer and-or in which it operates (including danger of acts of nature, possible problems with transport communication relating to long distances and-or out-of-the- way places, etc.):

The territory of the Northern - Caucasian district is characterized by high natural and climatic risks connected with geographical features of the region. At the same time "Southern Telecommunications Company" PJSC has many years' experience of successful liquidation of consequences of acts of nature related to technical means and telecom infrastructure. "UTK" PJSC closely cooperates with federal and regional bodies of the Ministry of Emergency Measures of Russia and in case emergency gets essential state support. "UTK" PJSC carries out regularly preventive actions with a view of prevention and minimization of influence of unfavorable climatic conditions on efficiency of the Company's economic activities.

2.5.3. Financial risks

Risks associated with change of interest rates, exchange rate of foreign currencies (in connection with the Issuer's operations or hedging carried out to reduce adverse results of the above-stated risks):

Change of interest rates can have an adverse effect on the Issuer's operations.

Rates of refinancing of the Central Bank of the Russian Federation being reduced, the Issuer undertakes measures on change of conditions of the current credit contracts and agreements relating to reduction of cost of credits, as well as on advanced repayment of costly credits.

Changes of the currency exchange rate may increase the expenses and reduce the reserves of the Issuer or hamper repayment of its debts.

Influence of the change of the exchange rate on the financial condition of the Issuer (its liquidity, sources of financing, performance results) (currency risks):

During the year there has been a tendency of the growth of the exchange rate of the rouble as compared to the US dollar within the limits of the established currency corridor. The Central Bank of RF has imposed various restrictions on trading operations involving foreign currency, trying to support the rouble exchange rate and carried out periodically currency interventions. The capability of the Government and of the Central Bank of RF to support a stable rouble exchange rate depends on many political and economic factors. These factors include the capability of funding the budget deficit without resorting to issuing banknotes, control of the inflation level and maintaining sufficient foreign currency reserves to support the rouble exchange rate.

A certain part of expenses and liabilities of the Issuer is nominated in US dollar, Euro and Japanese yen (0.57%, 18.5 % and 0.12% accordingly as of 30.09.2004). Thus, devaluation of the rouble relative to the main world currencies may have an adverse effect on the Issuer by increasing expenses in roubles. The issuer will not be able to eliminate this risk by tying its tariff rates to the US dollar/Euro exchange rate because at an existing level of a competition it will lead to reduction of proceeds in dollar calculation. Therefore the risk remains that rate of growth of tariffs will lag behind rates of falling of a rouble exchange rate. In case of a decrease of the rouble exchange rate ahead of the increase of the rates for services, the Issuer may experience difficulties in payment or re-financing of a debt in foreign currency in case of sharp devaluation of rouble of the Russian Federation in relation to US dollar and euro. In this connection, the Issuer takes measures on decrease of the share of a debt in foreign currency in structure of a credit portfolio.

Besides there is a risk of introduction of restrictions in the volume of foreign investments attracted by the Issuer that may result in decline in bonds value and hamper the access of the company to additional sources of financing in foreign currency. The Russian legislation concerning foreign investments does not forbid and does not limit foreign investments into telecommunications sector. However absence of a common opinion on the character of state control over telecommunications sector causes an element of uncertainty as this sector is

considered to be of strategic importance for Russia. As a result, strengthening the state control or restrictions of foreign investments can reduce amount of investments in the Issuer's Bonds.

Prospective actions of the Issuer in case of adverse effect of change of the exchange rate and interest rates on the Issuer's activity:

In case of a great drop of a rouble exchange rate in relation to US dollar, the Issuer is planning to conduct a strict policy aimed at reduction of costs in US dollars as well as change in the existing contractual relations with foreign suppliers for the purpose of delay of payments under such contracts.

Influence of inflation on payments under securities:

The risk of the influence of inflation may arise if the received monetary income is depreciated from the point of real purchasing power of money quicker than it is growing nominally. Inflation growth influences financial results of the Issuer's in different ways.

On the one hand it may result in increase of expenses of the Company (because of the increased prices of fixed assets, materials, works and services of external organizations)) and, as a consequence, in a drop in profits of the Issuer and, respectively, in the profitability of its business. Besides, growth of inflation will lead to an increase in the borrowed funds value for the Issuer, which may result in shortage of the Company's working capital.

Inflation levels (in the Issuer's opinion):

According to the Issuer, due to annual tariff growth, inflation levels with which "UTK" PJSC may have difficulties in fulfilling its obligations to bond holders are much higher than the inflation level planned in the Russia's federal budget for the years 2004 -2009.

Supposed actions of the Issuer on reduction of inflation risks:

In case of inflation growth, the issuer is planning to pay special attention to acceleration of the circulating assets turnover, for the first hand, at the expense of inventories reduction as well as to revise the existing contractual relations with the customers for the purpose of reducing the accounts receivable.

Indicators of the financial reporting of the Issuer most subject to financial risks:

In the Issuer's opinion, main financial indicators of the Issuer - profit and cost price of services - are most subject to influence of the financial risks listed herein. Financial risks have a minimum effect on revenues. Probability of financial risks listed herein (sudden change of exchange rates, inflation, growth of interest rates) is estimated by the Issuer as low for the nearest years. Nevertheless, should such risks occur, cost price of services provided and reduction of profit are possible and it can be compensated by tariff growth and decrease in volume of borrowed funds.

It should be noted that a growing competition in the telecommunications market causes the necessity to attract extra means for financing the modernization of the existing networks. But the current rules of establishment of tariffs and sector regulation have an adverse effect on the Issuer's ability to generate necessary cash flows, while availability of external financial resources for the Issuer is limited. In this connection the situation with the Issuer's liquidity and availability of long-term sources of financing remains uncertain resulting in excess of short-term obligations over the current assets of the Company in the amount of 10 058 619 thousand roubles as of October 1, 2004. This factor can deteriorate the liquidity of the Issuer.

While the Issuer continues to search for additional sources of financing, the management cannot guarantee that such long-term borrowings can be made in future on commercially acceptable conditions corresponding to the long-term nature of such investments.

In 2004 the Issuer plans to use the following sources of financing:

1) ***ruble-based bonded loans;***
2) ***cash from the Company's bank accounts;***
3) ***cash from core operations;***
4) ***credits from Russian banks;***

5) *credits from suppliers of equipment*

The management of the Issuer believes that in future cash flow from core activity will be sufficient for financing day-to-day operations.

In order to improve the liquidity parameter the management of the Company plans to restructure its short-term accounts payable and short-term credits and loans.

In 2009 the Issuer is expected to gain a positive cash flow that will allow to pay off the Company's debts.

Risks influencing the financial indicators of the Issuer	Probability of their occurrence	Changes in financial reports
Change of interest rates	Low	Change of interest rates can influence the Issuer's policy on debt management
Change of the exchange rate	Low	Changes of the currency exchange rate may increase the expenses and reduce the reserves of the Issuer or hamper repayment of its debts.
Inflation	Low	Inflation may result in increase of expenses of the Company (because of the increased prices of fixed assets, materials, works and services of external organizations)) and, as a consequence, in a drop in profits of the Issuer and, respectively, in the profitability of its business. Besides, growth of inflation will lead to an increase in the borrowed funds value for the Issuer, which may result in shortage of the Company's working capital.

2.5.4. Legal risks

Legal risks associated with the Issuer's activity (separately for internal and external markets):

"UTK" PJSC acts as a telecommunications operator, the Issuer does not export any products, works or services. In this connection we describe legal risks only for domestic market.

As a whole risks associated with the Issuer's activity are typical for most part of companies operating in the territory of the Russian Federation and can be considered as country risks.

Risks of change of currency exchange regulations:

Risks connected to change of currency exchange regulation are minimal in the Issuer's opinion. Risks connected to the change of the currency exchange legislation are being reduced due to the current policy on liberalization of currency exchange regulation .

Risks of change of tax legislation:

1. Article 1 of Federal law № 139-FZ of 11.11.2003 "On making addition in the second part of the Tax code of the Russian Federation and making amendments and additions in Article 20 of the Law of the Russian Federation "On Tax structure in the Russian Federation", as well as on declaring invalid legal acts of the Russian Federation regarding taxes and dues" has become effective since January, 1 2004. Item 30 "Property Tax of organizations" has been added to chapter IX of the second part of the Tax Code of the Russian Federation.

2. Article 27 of the second Part of the Tax Code of the Russian Federation (purchase tax) has become ineffective since January 1, 2004 – Federal Law № 148-FZ of 27.11.2001.

3. Since Customs Code of the Russian Federation had come into force from January 1, 2004, corresponding amendments were introduced in Parts I and II of the Tax Code of the Russian Federation as well as into Federal Law № 120-FZ of 21.11.1996 "On Accounting (article 438 of Federal law № 61-FZ of 28.05.2003).

4. Pursuant to the Decree of the Government of the Russian Federation № 84 of 16.02.2004, amendments were introduced into the Rules of book-keeping of invoices, books of records of purchases and sales when calculating value-added tax, approved by the Decision of the Government of the Russian Federation № 91 of 02.12.2000.

In case of observance and correct application of norms of the above-stated legal acts the Issuer has no risks related to its activity.

As no special taxation procedures are applicable to the operations of "UTK" PJSC, and the Issuer has no overdue debts under taxes and fees to be paid to budgets of all levels, tax risks of the Issuer should be considered as minimal within the framework of activity of a diligent tax-payer.

Risks associated with change of customs laws and duties:

1. New Customs Code of the Russian Federation has come into force from January 1, 2004 approved by Federal Law № 61-FZ of 28.05.2003 .

Customs Code of the Russian Federation approved by Supreme Soviet of the Russian Federation № 5221-1 of 18.06.93 remains in force regarding items 6, 8 of Article 110, Articles 114, 116 as well as Article 119 (regarding customs duties) which will remain effective till December 31, 2004.

2. Normative legal acts of the State Customs Committee of Russia, issued with a view of realization of the new Customs code of the Russian Federation were listed in the letter of the State Customs Committee of the Russian Federation № 14-10/7236 of 27.02.2004 "On coming into force, including in I quarter of 2004, of normative legal acts of the State Customs Committee of Russia issued with a view of realization of the Customs code of the Russian Federation". It is also noted that prior to coming into force of normative legal acts of the State Customs Committee of Russia issued with a view of realization of new edition of the Customs code of the Russian Federation, normative and other legal acts of the State Customs Committee of Russia, issued before 31.12.2003 remain valid in the part not contradicting new edition of the Customs code of the Russian Federation.

Joint Regulations of the State Customs Committee of Russia and the Central Bank of Russia № 01-100/1/243-P of 22.12.2003 "On application of the Regulations of the Bank of Russia and the State Customs Committee of Russia № 86-I and № 01-23/26541 of 13.10.1999 "On currency control over revenues from export of goods received by the Russian Federation" and the Regulations of the Bank of Russia and the State Customs Committee of Russia № 91-I and № 01-11/28644 of 04.10.2000 "On the procedure of the currency control over validity of payment by residents of the imported goods " effective since 15.02.2004 are specified among the statutory acts that have come into force.

As the most part of acquired telecommunications equipment is imported or made of component parts of foreign manufacture, change of the customs Rules and customs duties can result in certain risks for the Issuer associated with rise in prices of acquired fixed assets.

New Customs code has reduced the risks associated with the procedures of customs registration and customs supervision. The new code is based on the provisions of the new edition of Kyoto treaty on simplification and harmonization of customs procedures, it eliminates contradictions and discrepancies of the provisions of the previous Customs code with civil, tax and administrative legislations.

Risks associated with change of licensing terms:

New Federal Law "On Telecommunications" has come into force since January 1, 2004. According to the Law the list of licensing services and lists of licensing terms are formed and annually adjusted by the Government of the Russian Federation. The new Law enlarges the list of documents to be submitted to the licensing authority for obtaining of a license.

List of documents to be submitted for prolongation of a license is the same as for its obtaining.

According to the Decree of the President of the Russian Federation № 314 of March, 9 2004 and the Decree of the Government of the Russian Federation № 163 of 06.04.2004 licensing of activity in the field of telecommunications will be carried out by the Federal Service on Supervision in the sphere of telecommunications.

The given changes may cause additional expenditures of a licensee operating in the sphere of telecommunications.

Risks of licensing of rights for use of objects having limited circulation (including natural resources):

At present such risks are considered minimal.

Risks of changes in judiciary practices on the matters relating to the Issuer's activity (including on licensing matters) which can have an adverse effect on its performance results as well as the results of the current litigations in which the Issuer is a participant:

Changes in court practices on the matters relating to the Issuer's activity are possible due to coming into force of the new law "On Telecommunications". Such changes in court practices are possible in favor of both the Issuer and its opponents. There is also a risk of occurrence of new kinds of litigations. As a whole the new law is aimed at elimination of existing deficiencies and, in the Issuer's opinion, it will decrease a total number of court trials.

Changes in court practices on the matters relating to the Issuer's activity cannot affect essentially its performance results, as well as the results of the current lawsuits of the Issuer with the third parties as the current lawsuits have no adverse effect on the Issuer's core activity (volume of claims against the Issuer under the existing lawsuits is insignificant in proportion to its total turnover).

At present main legal risks are associated with uncertainties in legal regulation of separate kinds of services and conditions of economic activities in the telecommunications sector after coming into force since January 01, 2004 of Federal law № 126-FZ "On Telecommunications". More than 30 statutory acts regulating various operations in the sphere of rendering telecom services should be developed and accepted in connection with the new Law. But till now such statutory acts are under development stage, and the existing by-laws do not fully correspond to the requirements of the new law.

2.5.5. Risks connected to the Issuer's activity

Company-specific risks, including:

Risks related to the current litigations in which the Issuer is a participant:

As of 30.09.2004 the Issuer does not participate in litigations which may affect essentially the results of its financial and economic activity.

Risks concerning a possibility of prolongation of the Issuer licenses:

Terms of obtaining new licenses by telecom operators and prolongation of the existing ones are determined by the federal executive authority which functions are now exercised by the Ministry of information technologies and communications of the Russian Federation. The Ministry of information technologies and communications of the Russian Federation is entitled to determine a way of licensing of certain kinds of services and certain regions of the Russian Federation on a competitive basis or according to the research results of the application of a telecom operator. Pursuant to the Decree of the President of the Russian Federation № 314 of March 9, 2004 and the Decree of the Government of the Russian Federation № 163 of 06.04.2004 licensing of activity in the sphere of telecommunications will be executed by the Federal Service on supervision in the sphere of telecommunications. Validity of UTK licenses expires during 2004 - 2012 and can be prolonged after submission of the application to the Federal Service on supervision in the sphere of telecommunications. The Issuer has no guarantees that after expiry of the term of action the licenses will be prolonged and there will be no changes in the conditions of the prolonged licenses connected to increase in charges and, probably, restriction of a zone of operation. If the Issuer will not be able to prolong the working licenses or receive the updated licenses on comparable conditions, it will be forced to reduce range of provided services that will entail decrease in number of subscribers. At the same time, validity of licenses for the right of rendering telecom services having the main share in structure of the company's revenues, makes from 4 to 9 years, that essentially reduces the risk of uncertainty on prolongation of licenses in intermediate term prospect.

Risks concerning a possibility of prolongation of the Issuer's licenses for use of objects having limited circulation (including natural resources):

At present such risks are considered as minimal.

Risks associated with the possible responsibility of the Issuer relating to obligations of the third parties, including affiliated companies of the Issuer:

Total amount of obligations of the third parties secured by the Issuer, including in the form of a pledge or a guarantee, stands at 2, 406, 871.96 thousand roubles as of September 30, 2004.

Risks associated with high level of short-term liabilities:

As of June 30, 2004 total amount of short-term debts of the Issuer exceeded total value of its working capital by 10,058, 619 thousand rubles.

Great portion of short-term obligations of the Issuer is caused by two bonded loans in their structure on which offers are stipulated within a year.

It is possible that a part of the Issuer's short-term debts will not be repaid in due time, if a situation arises when the Issuer is unable to refinance a part of its short-term financial obligations. In unfavorable circumstances the Issuer will reduce its investment program and allocate funds to execution of its obligations.

III. Detailed information on the Issuer

3.1. The History of the Issuer's Foundation and Development

3.1.1. Data on the Issuer's registered name

Issuer's full registered name:

Public Joint-Stock Company "Southern Telecommunications Company"

Abbreviated name:

PJSC "UTK"

The registered name of the Issuer is not similar to the name of any other legal person.

The registered name of the Issuer is not registered as a trade mark or a service mark.

Information about the previous Issuer's full and abbreviated registered names and legal-organizational forms, dates and grounds of the changes.

Issuer's full registered name:

Public Joint-Stock Company "Southern Telecommunications Company"

Abbreviated name: *PJSC "UTK"*

Date of change: *28.06.2001*

Grounds for the change:

Resolution of the General Shareholders' Meeting of "Kubanelectrosvyaz" Open Joint –Stock Company of 30.05.2001 on making amendments in the Charter about renaming the Company into Public Joint –Stock Company "Southern Telecommunications Company"(registered by the Registration Chamber of Krasnodar №16048 of 28.06.2001).

Issuer's full registered name:

Open Joint-Stock Company "Kubanelectrosvyaz"

Abbreviated name: *"Kubanelectrosvyaz" OJSC*

Date of change: *06.06.1996*

Grounds for the change:

Bringing the Issuer's legal-organizational form to conformity with the Civil Code of the Russian Federation on the basis of the Minutes of the General Shareholders' Meeting of 22.05.1996 (The changes were registered by the Registration Chamber of Krasnodar № 2893 of 06.06.1996).

Issuer's full registered name:

Open-type Joint-Stock Company "Kubanelectrosvyaz"

Abbreviated name: *"Kubanelectrosvyaz" OJSC*

Date of change: *20.05.1994*

Grounds for the change:

Open-type joint-stock company "Kubanelectrosvyaz" was founded according to the Decree of the President of the Russian Federation № 721 of July 1 1992 "On organizational measures on transformation of the state-run enterprises, voluntary associations of the state enterprises to joint-stock companies ", and the Decree of the Government of the Russian Federation № 1003 of December 22 1992"On privatization of telecom enterprises".

3.1.2. Data on the State Registration of the Issuer:

Date of the Issuer's state registration: *20.05.1994*

No. of the certificate of the state registration (or any other document confirming the state registration of the Issuer): *series A № 494*

State registration number: *186-p*

Authority of state registration: *Registration Chamber of Krasnodar*

Certificate of making an entry in the Single State Register of Legal Entities on the legal entity registered before 1st July 2002:

Date of registration: *02.08.2002*

Number of the certificate: *series 23 № 003062350*

State registration number: *1022301172112*

Name of registering authority: *Interregional inspectorate on the largest tax-payers of the Ministry of Taxes and Fees of the Russian Federation for Krasnodar Krai.*

3.1.3. History of Issuer's Foundation and Development

The Issuer has been existing for 10 years since the date of its state registration.

Public Joint Stock Company "Southern Telecommunications Company" was founded as open joint-stock company "Kubanelectrosvyaz" by Committee on management of the state property of the Krasnodar Territory according to the Decree of the President of the Russian Federation № 721 of July 1 1992 "On organizational measures on transformation of the state-run enterprises, voluntary associations of the state enterprises to joint-stock companies ", and the Decree of the Government of the Russian Federation № 1003 of December 22 1992"On privatization of telecom enterprises".

20.05.1994. "Kubanelectrosvyaz" OJSC was registered by the Decree of the Head of Krasnodar Administration №186-p as a legal successor of the state-run telecom enterprise of the Krasnodar Territory "Rossvyazinform".

Since January 1997 UTK shares have been traded in RTS Stock exchange. At present ordinary shares of "UTK" PJSC are included in RTS quotation list A2, preference shares – in RTS quotation list B.

05.02.1998. Level 1 ADR program was established. UTK ADRs representing its shares are quoted in the US over-the-counter market, and in Europe – Frankfort and Berlin Stock Exchanges and NEWEX Borse AG, Vienna.

07.03.2001. Ordinary and preference shares of "UTK" PJSC are included in the list of securities which can be subjects of transactions concluded through the Moscow Interbank Currency Exchange (MICEX).

23.04.2002 Level 1 ADR program of "UTK" PJSC was transferred from The Bank of New York to JP Morgan Chase Bank which at the present time acts as the Company's Depositary. Depositary Agreement between the Company and JP Morgan Chase Bank was signed on 22 April, 2002 and restated on 15 December, 2002 in connection with reorganization.

21.05.2002 "UTK" PJSC shares are included in the list of securities which can be subjects of

transactions through NP " Saint Petersburg Stock exchange".

30.08.2001. General Shareholders' Meeting of "Kubanelectrosvyaz" OJSC approved the resolution on introducing changes into the Company's Charter regarding renaming the Company into Public Joint Stock Company "Southern Telecommunications Company" (registered by Krasnodar Registration Chamber, №16048 of 28.06.01).

31.10.2002. On the basis of the resolution of the General Shareholders' Meeting of "UTK" PJSC (former "Kubanelectrosvyaz" OJSC) approved on 21 December 2001 "Southern Telecommunications Company" PJSC was reorganized through merger of the following companies into it as branches:

"Volgogradelectrosvyaz"OJSC;

"KabBalktelecom" OJSC;

"Karachaevo-Cherkesskelectrosvyaz" OJSC;

"Svyazinform" OJSC, Astrakhan Region;

"Sevosetinelectrosvyaz" OJSC;

"Electrosvyaz of Adygeia Republic" OJSC;

"Electrosvyaz" OJSC, Kalmykia Republic;

"Rostovelectrosvyaz" OJSC;

"Electrosvyaz" OJSC, Stavropol Territory;

21.01.2003. Joint Extraordinary General Shareholders' Meeting of "UTK" PJSC was held completing the process of the Company's formal reorganization.

12.02.2003. "Southern Telecommunications Company" PJSC was assigned corporate governance score (CGS) of "CGS-5.2" by international rating agency "Standard & Poor's". "Standard & Poor's" believes that governance practices at "UTK" PJSC are improving rapidly.

2.04. 2003. The international rating agency "Standard & Poor's" raised long-term corporate credit rating of "Southern Telecommunications Company" PJSC to "B-" from "CCC+" (the outlook is "Stable). The rating action follows the merger of "UTK" PJSC with 9 other telecom incumbents in the southern federal region of Russia.

6.08.2003. The international rating agency "Standard & Poor's" assigned long-term credit rating "ruBBB" according to Russian scale to "Southern Telecommunications Company" PJSC.

11.11.2003. The international rating agency "Standard & Poor's" raised corporate governance score (CGS) of "Southern Telecommunications Company" PJSC ("UTK" PJSC) to "CGS-5.6" from "CGS-5.2".

10.02.2004. The international rating agency "Standard & Poor's" changed outlook of "UTK" PJSC ratings from "Stable" to "Negative". At the same time "Standard & Poor's" confirmed its "B-" long-term corporate credit ratings on Russian telecommunications services provider "Southern Telecommunications Company" PJSC but decreased Russia national scale ratings of the Company and its Russian ruble (RUR) 1.5 billion senior unsecured bond issue due 2006 to "ruBBB-" from "ruBBB". "Standard & Poor's" also assigned long-term credit rating "ruBBB-" according to Russian scale to the Company's Russian ruble (RUR) 1.5 billion senior unsecured series 02 bond issue due 2007.

April 12,2004. Interfax Rating Agency in association Moody's Investors Service assigned a long-term national- scale credit rating of Baa3 (rus) and short-term rating of RUS-3 to "Southern Telecommunications Company" PJSC. The Agency also assigned Baa3 (rus) to two bond issues worth 1.5 billion rubles each, maturing in September 2006 and February 2007.

26.07.2004. The international rating agency Moody's Investors Services Ltd. assigned a B3 senior implied rating to "Southern Telecommunications Company" PJSC. Moody's also assigned a Caa1 senior unsecured issuer rating to the Company. The ratings outlook is stable.

The main purpose of "UTK" PJSC is to gain revenues from providing services of local, domestic and international long-distance telephony, document communication, data transmission, wired radio, paging services, offering communication channels for rent and other kinds of telecommunication services.

"UTK" PJSC mission is to provide Southern regions of Russia with full range of integrated

telecom services of high quality that will enrich living standards of the work collective and the whole society.

The Company's activity is aimed at:

- *integrating customers in common global infocommunication area;*
- *promoting mutual understanding between people, development of business and personality;*
- *creating conditions for professional promotion;*
- *participating in formation of high-performance economy of Russia.*

The licensed area of "UTK" PJSC covers 519.6 thousand sq. km. (3.5 % of territory of Russia) with population of 18.76 million people (12.92 % of the population of Russia). According to 2003 performance results "UTK" PJSC share in 2003 total volume of regional revenues of telecommunications sector makes 45.8%. The main competitive advantage of "Southern Telecommunications Company" PJSC in the telecom market of the South of Russia is based on usage of unique infrastructural resources and technical means of the traditional operator, allowing to provide customers with maximal range of telecom services. After the reorganization "UTK" PJSC got the opportunity to use common information area, optimal planning and development of inter-regional communication networks for reduction of the services' cost price that would permit to obtain price leading position and to increase profitability.

282,477 basic telephone sets were added to the Company's subscriber base in 9m2004. Average number of subscriber lines in use made 3,706,685 lines. The volume of outgoing domestic and international long-distance traffic stood at 1,530,639 ths minutes.

3.1.4. Contact information

Seat of the Company: *66, Karasunskaya Str., Krasnodar , 350000*
Phone: *(8612) 53-20-56*
Fax: *(8612) 53-25-30*
E-mail: *operator@mail.stcompany.ru*
URL of the page in Internet*: http://www.stcompany.ru*

Information about the special team of the Issuer (third person) working with the Issuer's shareholders and investors:
Department for corporate management and securities:
Location: *66, Karasunskaya Str., Krasnodar , 350000*
Phone: *(8612) 59-25-38, 53-02-06*
Fax: *(8612) 53-19-69*
E-mail: *ocb@mail.stcompany.ru*
URL of the page in Internet*: http://www.stcompany.ru*

3.1.5. Taxpayer Identification Number

TIN of the Issuer: 2308025192

3.1.6. Issuer's branches and representative offices

Name: *"Electrosvyaz of Adygeia Republic"*
Location: *22a, Zhukovskogo Str., Maykop, Adygeya Republic, 352700*
Head: *Chinazirov Yanvar Khadzhimusovich*
Established: *8.01.2002*
Power of Attorney is valid till: *December 31, 2004*

Name: *"Svyazinform", Astrakhan Region"*

Location: *7/8, Teatraljny per.,Astrakhan, 414000*
Head: *Prachkin Alexey Petrovich*
Established: *8.01.2002*
Power of Attorney is valid till: ***December 31, 2004***

Name: ***"Volgogradelectrosvyaz"***
Location: ***9, Mira Str.,Volgograd, 400131***
Head: ***Malyarenko Arthur Nikolaevich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2004***

Name: ***"KabBalktelecom"***
Location: ***14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, 360000***
Head: ***Shukhostanov Amdulkhamid Kistuevich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2004***

Name: ***"Electrosvyaz", Kalmykia Republic"***
Location: ***255, Lenin Str., Elista, Kalmykia Republic, 358000***
Head: ***Polshinov Alexander Nikolaevich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2004***

Name: ***"Kubanelectrosvyaz"***
Location: ***294, Golovatogo Str., Krasnodar, 350000***
Head: ***Korotenko Svetlana Vasilievna***
Established: ***13.02.2002***
Power of Attorney is valid till: ***December 31, 2004***

Name: ***"Karachaevo-Cherkesskelectrosvyaz"***
Location: ***17, Soyuzny per., Cherkessk, Karachaevo-Cherkesian Republic, 357100***
Head: ***Butko Alexander Semyonovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2004***

Name: ***"Rostovelectrosvyaz"***
Location: ***47, Bratski per., Rostov-on-Don, 344082***
Head: ***Metla Yuri Valentinovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2004***

Name: ***"Sevosetinelectrosvyaz"***
Location: ***8a, Butyrina Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362040***
Head: ***Kozhiev Beshtau Kanamatovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2004***

Name: ***"Electrosvyaz ", Stavropol Territory"***
Location: ***10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355035***
Head: ***Roitblat Alexander Markovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2004***

Name: ***"Yugtaxofon"***
Location: ***12, Klubnaya St., Krasnodar, 350051***
Director: ***Alexander Grigoryevich Sokolchik***
Established: ***29.12.1997***

Power of Attorney is valid till: *31.12.2004*

Name: *Center of New Technologies*
Location: *59, Krasnaya St., Krasnodar, 350000*
Director: *Konstantin Vladlenovich Yunov*
Established: *1.01.2000*
Power of Attorney is valid till: *31.12.2004*

Name: *Training and Production Center*
Location: *1, Industrialnaya St., Krasnodar, 350007*
Director: *Yuri Nickolaevich Belov*
Established:*01.10.1997*
Power of Attorney is valid till: *31.12.2004*

3.2. Basic Business Activities of the Issuer

3.2.1 Branch to which the Issuer belongs

Codes of basic branch areas of the issuer's activities according to the OKVED classifier:

64.20 *64.20.11* *64.20.12* *64.20.2* *64.20.21*
64.20.22 *64.20.3* *74.83* *92.20* *22.22*
22.15 *45.31* *45.21.4* *45.21.3* *51.70*
51.65.5 *52.48.15* *52.48.39* *55.23.2* *55.51*
85.11.2

3.2.2 Basic Economic Activities of the Issuer

Provision of telecommunications services.

Structure of revenues from telecommunications services of "Southern Telecommunications Company" PJSC

Description	3Q2004
Domestic and international long-distance telephony	
Share of income from domestic and international long-distance telephony in total tariff revenue, %	42.07
Share of income from domestic and international long-distance telephony in total revenue structure, %	40.89
Local telephony	
Share of income from local telephony in total tariff revenue, %	38.37
Share of income from local telephony in total revenue structure, %	37.29

Changes of the Issuer's revenue from basic economic activity by more than 10% as compared to the previous quarter under report and reasons for such changes:
No such changes in the reporting quarter.

Geographic areas providing 10 and more percent of revenues	3Q2004	
	% of revenues	% to 3Q2003
Vogograd Region	15.44	122.3
Krasnodar Krai	27.68	105.4
Rostov Region	20.97	119.8
Stavropol Krai	17.34	121.8

3Q04 revenues of the Issuer gained by the specified geographic areas have increased by 5-22% over 3Q03. The main cause of the changes is tariff growth as well as increase in volume of telecom services provided.

Seasonal nature of the Issuer's basic economic activity.

Basic economic activity of the issuer is not of cyclic or seasonal nature. But increase of domestic and international long-distance traffic during holiday season (at the resorts of the Azov and Black Sea coasts and the Caucasian Mineral Waters) influences positively the Issuer's revenues.

3.2.3 Basic Types of Products (Works, Services)

Products (Jobs, Services) providing no less than 10 per cent of the Issuer's volume of sales (proceeds) for the reporting period:

Description	9m2004
Domestic and international long-distance telephone call:	
Activity capacity, ths min	1 530 639
Price of the product per one minute, RUR ths	0.003261703
Amount of revenues from sale of products, RUR ths	4 992 489.60
Share of total revenue, %	41.17
Local telephone services	
Activity capacity, ths basic telephone sets:	3 850
Price of the product per one telephone set, RUR ths	1.174853433
Amount of revenues from sale of products, RUR ths	4 522 924.90
Share of total revenue, %	37.30
Total revenues from sale, RUR ths	12 127 267
Appropriate price index, %	99.3

Reasons for change of sale prices by more than 10 per cent in comparison with the previous reporting period:

From January 01, 2004 according to the Resolution of the Management Board of the Anti-Monopoly Ministry of the Russian Federation №07/05-6 of May 21, 2003 long-distance tariffs for budget-funded organizations have been increased to the level of tariffs for residential and business sectors. As a result, since January 1, 2004 uniform tariffs on long-distance telephony for all categories of customers (individuals and organizations) operate within the framework of two groups of branches divided according to paying capacity of the regions Thus, one of the tasks of "UTK" PJSC tariff policy - introduction of unified tariff system for all categories of customers – has been fulfilled.

The sales system is described for each of the indicated basic types of products (jobs, services) of the Issuer in per cent of the general sales volume:

Description	3Q04
Domestic and international long-distance telephone call	
Direct sales, %	84.2
Own trading network, %	2.9
Controlled trading network, %	12.9
Other, %	0
Local telephone services	
Direct sales, %	93.4
Own trading network, %	0.5
Controlled trading network, %	6.1
Other, %	0

Structure of Issuer's expenses for the production and sales of products (jobs, services) by the listed items making over 10 percent of the total revenue volume in percentage of the total prime cost for the last completed financial year as well as for the last completed reporting period before the date of registration of the securities prospectus:

Expenses item	9m2004
Raw materials, %	8.7
Acquired componentry, semi-finished items, %	-
Jobs and services of production nature, performed by external organizations, %	7.75
Fuel, %	-
Electrical power, %	2.01
Expenses for wages, %	31.57
Payments to operators, %	18.73
Rental, %	-
Deductions for social needs, %	9.76
Depreciation of fixed assets, %	12.12
Taxes included in products prime cost, %	0.32
Other expenses , % *	9.04
Depreciation of intangible assets, %	0
remuneration for innovations, %	0
obligatory insurance payments, %	0
representation (entertainment) expenses, %	0
Other, %	9.04
Total: expenses for production and sales of products (jobs, services) (prime cost), %	100
Proceeds from sales, %	124

** Other expenses include the following expenses items: transport charges, guard of communication facilities and the Company's offices, auditing and consulting services, information services, postal and traveling expenses, expenses for research and development works, payments to Gossvyaznadzor, expenses for personnel training and promotion expenses.*

New essential kinds of services offered by the Company in the market

New kinds of services include VPN, ISDN, dedicated lines, broadband access, IP-telephony, Internet access, TV services (analog and digital), intelligent services, services of Call-centers. These kinds of products (works, services) are quite essential for the Issuer's activity at present time and of priority importance for the Issuer's development.

Development of such kinds of products (works, services):

UTK branch "Sevosetinelectrosvyaz" put into operation its multi-service network based on Cisco Systems equipment. The data network allows to provide services of high quality as well as to organize virtual private networks (VPN-MPLS) and high-speed access to the Internet.

UTK branch "Karachaevo-Cherkesskelectrosvyaz" put into service ADSL-based equipment providing high-speed access to Internet in Cherkessk. Internet-centers in the towns of Karachaevsk and Ust-Dzheguta were also switched to 2 Mbit/sec digital channels. Switched access via 60 lines on the basis of V.90 protocol was organized for Internet users too. In addition subscribers of digital automatic telephone exchanges in Karachaevsk, Teberda and Dombai gained an access toIP-telephony center in Cherkessk.

IP-telephony has been actively developing in Severnaya Osetia, Kabardino-Balkaria and Adygeia. Growth of average call duration through VoIP results in a 20%-increase in profitability.

On August 1, 2004 the first in the Republic service and public Internet center was opened in Elista. Services in the new service center are provided using a principle of " one window ". Traditionally qualitative and available services are offered to population: domestic and international long-distance telephony, reception and sending of telegrams, sale of payphone cards and Internet - envelopes.

By the end of the year UTK branch - "Electrosvyaz of Kalmykia Republic" is to open one more service center and two Internet centers.

At present time UTK branch – "Kubanelectrosvyaz" is implementing a new project " Construction of multi-media and multi-service network (MMS) in Krasnodar. Multi-media and multi-service network (MMS) designed for connection of 40 000 subscribers is being constructed in Krasnodar. It is based on Ethernet to the home technology which allows to provide the subscribers with wide range of services, namely: high-speed access to Internet, IP services. The range of offered MMS services will be even broadened in future including multi-channel digital TV with "video on request" system and corporate video conference. MMS subscribers will gain the opportunity to use electronic catalogues and Internet-shops, services of video control and flat protection.

UTK regional branch "Volgogradelectrosvyaz" operates successfully cable TV network based on HFC technology. Services of multi-channel digital TV are provided to more than 93 000 subscribers. In 2H04 the Company plans to extend the service area of the network by 15 000 subscribers and to broaden a range of provided services due to introduction of Internet access and IP-telephony services.

"Electrosvyaz" of Stavropol Territory" completed the projection of cable TV network designed for connection of 10000 subscribers. It will be based on HFC and Ethernet to the home technologies taking into consideration the experience of their application in Volgograd and Krasnodar.

Since the 20th of July subscribers of UTK branch – "Kubanelectrosvyaz" living in Krasnodar can pay for telecommunications services using a service telephone card (STC). STC can have six various face values: from 50 to 500 rubles, therefore it is very convenient. There is no need to visit service centers. Having bought a STC with suitable face value, subscribers can use it at any time of the day convenient for them. In September "Kubanelectrosvyaz" plans to start rendering this service to all subscribers living in the territory of the KrasnodarKrai.

At the beginning of the third quarter of 2004 "Southern Telecommunications Company" PJSC started commercial operation of a new service – video conference. Large companies having branched organizational structure as well as state authorities have got an opportunity to use video conference for optimization of day-to-day management of their numerous structural divisions and for reduction of expenses for organization of out operational management meetings. Availability of the given service to different categories of users is provided by three ways of its rendering:

- *on the basis of studios and video-server equipped at the site of "UTK" PJSC*
- *on the basis of studios equipped at the sites of customers and video-server of "UTK" PJSC*
- *specialists of "UTK" PJSC go to the customers' sites with all necessary equipment and organize a video conference session*

New STCs sold by UTK branch- "Sevosetinelectrosvyaz" provide their owners with access to intelligent platform "Protey". STC "Protey" allows to make a long-distance and international call from any universal card payphone, and it will be 10 % cheaper than when using traditional telephony.

In September electronic reporting via telecommunications channels (EOKS) has become possible. The given system allows tax payers to send their tax returns in electronic form directly from their offices.

UTK regional branch – "Svyazinform" of the Astrakhan Region" and taxation authority of the Astrakhan region concluded an Agreement on joint work aimed at organization and support of a regional segment of EOKS system. Telecommunications equipment was purchased and installed, special software necessary for formation and sending of the reporting with special means and keys of cryptographic protection of information was also installed.

During pilot operation "Svyazinform" of the Astrakhan Region" connected 10 largest companies of the Astrakhan region toEOKS system, and since September any person can use this service.

Accounting standards (rules)

Tax Code of the Russian Federation, Part II, Chapter 25 – "Income tax for enterprises and organizations".

Accounting standards "Revenue of enterprises" PBU 9/99 approved by the Order of the Ministry of Finance of the Russian Federation of 6 May 1999 No 32n amended and restated on 30 December 1999 and 30 March 2001.

Accounting rules "Expenses of enterprises" PBU 10/99 approved by the Order of the Ministry of Finance of the Russian Federation of 6 May 1999 No 3n amended and restated on 30 December 1999 and 30 March 2001.

3.2.4 Names of the issuer's suppliers, on whom 10% and more of all inventory holdings supplies fall, with the indication of their shares in the total volume of supplies

Full registered name	Share, %
3Q04	
ZAO "RusTelCom"	16.91

Share of imports in all inventory holdings is 2.28% as of September 30, 2004.

The Issuer does not expect any difficulties in accessibility of the specified material assets sources in the nearest future.

Possible alternative sources:

Attraction of other suppliers of material assets on a competitive basis.

3.2.5 Issuer's Products (Works, Services) Sales Markets

General information on the Issuers sales markets:

Territory of the Southern federal district of the Russian Federation (except for Chechen Republic, Ingushetia and Dagestan).

Consumers of Issuer's products, on whom at least 10% of the total receipts from Issuer's sales fall:

There are no such consumers.

Possible adverse factors that may affect the sales of the Issuer's products are:

- *rapid development of cellular services; their share in 9m2004 total volume of regional revenues of telecommunications sector stood at 50.5%.*
- *keen competition among Internet providers.*
- *expected increase of competitive activity in the sphere of new technologies and value-added services taking into account high level of potential competitiveness (757 issued licenses).*

Actions of the Company's management in case of occurrence of adverse factors:

The Company s management regularly exercises monitoring and control over the most important indices of the Company's business efficiency in the sphere of economic, financial, technical and marketing policies to make forecasts and quickly respond for occurrence and/or strengthening the influence of various negative factors. Strategic and medium-term plans of the Company's development are being worked out in the context of pessimistic estimations thus providing additional safety factor in case of crisis situations. Yearly the Company corrects the forecasts of economic development and marketing strategy on the basis of performance results for the last reporting period and analysis of the changes of the conditions of the Company's activity.

3.2.6 Practice of activities in respect of circulating capital and inventories

PJSC "UTK" follows the policy of material reserves' reduction by using normative coefficients of TMC reserves in the branches' budgets.
To make the analysis of turnover of reserves they estimate quarterly the factors showing the efficiency of reserves' usage and material expenditures' formation.
For practical usage the branches make quarterly detailed analysis of their financial activity including turnover ratios.
Policy of the Issuer in respect of inventories (including turnover factor and method of its calculation):

Description	30.09.2004
Circulating capital, RUR ths	5 717 630
Inventories, RUR ths	1 396 136
Inventories turnover ratio	7.9

Method of calculation of inventories turnover ratio:
Inventories turnover ratio = prime cost of sold products /(the value of inventories as of the beginning of the period + the value of inventories as of the end of the period)/2)

3.2.7 Raw Materials

Due to the peculiarities of "UTK" PJSC, whose key business area is the provision of communication services, no "raw materials" are used; materials are used.

3.2.8 Main competitors

440 alternative telecom operators operate in the territory of the Southern Federal District, 107 of them being Internet-providers, 250 – providers of local and long-distance telephone services. But main competitors of "Southern Telecommunications Company" PJSC in SFD telecom market are cellular operators, 42 cellular operators operate in the Company's lisenced territory.
In spite of high level of competition "UTK" PJSC holds major market share of traditional telecom services - local, domestic and international long-distance telephony which total market share for 9m2004 being 83% of aggregate SFD market.

According to 9m2004 results "UTK" PJSC's market shares in the SFD telecom market are the following:

- *91% - local telephone services and providing access to public telephone network*
- *94% - long-distance telephone services*
- *39% - value-added services*
- *72% – other services*

According to 9m2004 performance results UTK market share was 41.6%.

Results of marketing analysis in "UTK" PJSC licensed area revealed essential dissatisfied demand for value-added services: VPN (data transmission), ISDN, dedicated lines, broad band access, IP-telephony, access to Internet. Capacity of new services market is expected to be doubled during the nearest two years. In this connection "Southern Telecommunications Company" PJSC states the following priority tasks in this market segment:

- *Introducing new technologies and services meeting the market development tendencies and customers' real requirements (Call-center services, multi service networks, including cable TV, intelligent services);.*
- *Making value-added services more competitive including in the spheres of customer service, quality and tariff policy.*
- *Developing integrated data networks (multi-service networks) in the Southern Federal District*

- *Introduction of pre-paid universal service cards throughout the licensed territory of "UTK" PJSC.*

- *Technical realization of intra-regional service roaming.*

- *Developing special tariff plans and providing services "in packet" including traditional telecom services.*

One of the priorities in the service sphere is introduction of pre-paid service cards: Internet cards, Service telephone cards, IP-telephony cards, public phone cards.

The Issuers sales markets:

Territory of the Southern federal district of the Russian Federation (except for Chechen Republic, Ingushetia and Dagestan).

Principal existing and prospective competitors of the Issuer (including abroad):

Cellular and fixed-line operators, Internet and IP-telephony providers

Market shares of the Issuer and its competitors for last five fiscal years in opinion of the Issuer:

Name	Country of registration	Volume of sold products , RUR thousand	Market share, % *					
			1999 (KES)	2000 (KES)	2001 (KES)	2002 (UTK)	2003 (UTK)	9m 2004 (UTK)
The Issuer	Russia	30 151 600	64.2 %	59.3 %	51.1 %	45.0 %	46.0 %	41.6
Cellular operators	Russia	23 388 100	18.8 %	29.8 %	41.7 %	34.5 %	41.7 %	50.5
Other operators	Russia	9 510 800	17.0 %	10.9 %	7.2 %	20.5 %	12.3 %	7.9

**** - market shares for the period from 1998 to 2001 are shown for the Krasnodar krai, branch "Kubanelectrosvyaz" (KES). Market shares for the period from 2002 to 9m2004 are shown for all regions of operation of the consolidated Company.***

Analysis of the factors of the Issuer's competitive capacity:

- ***in the table one can see comparison of competitive capacity factors in relation to main competitors of "UTK" PJSC – cellular and fixed-line operators, Internet and IP-telephony providers.***
- ***quantitative values of competitive capacity factors specified in the table represent the average values obtained from end-users on the basis of penta-numerical scale.***

The value total of competitive capacity factors of the Issuer is calculated taking into consideration rating of importance of these factors.

Description	**Rating of the factor importance**	**Issuer**	**Fixed-line operators**	**Cellular operators**	**Internet and IP providers**
Convenience of location (distribution system)	0.1	4.2	3.4	4.6	3.7
Price	0.2	3.9	3.5	3.4	3.3

Quality of products	0.25	4.1	3.7	4.0	3.3
Service rapidity	0.15	4.1	3.6	4.3	3.6
After-sale service	0.15	4.1	3.5	4.3	3.8
Consumer properties of services	0.15	4.5	3.7	4.5	4.0
Closing value of the company's competitive capacity		**4.1**	**3.6**	**4.1**	**3.6**

3.2.9. Data on Availability of the Issuer's Licenses:

№	License number	Date of issue	Valid till	Licensing authority	Activity category	The Issuer's forecast about the license extension probability
1	397	14.02.2003	14.02.2008	Administration of State Security Service of the Russian Federation in the Krasnodar Territory	Execution of works using information being a State secret	positive
2	2251	01.08.1996	01.08.2006	Ministry of the Russian Federation for Communications and Informatics	Rendering cellular services in the range of 900 MHz	positive
3	3035	04.11.1996	01.10.2004	Ministry of the Russian Federation for communications and Informatics	Rendering telecommunication services	negative
4	4031	19.11.1999	19.11.2004	Ministry of Press, Television and Radio Broadcast and Mass Communication Media of the Russian Federation	On-air radio broadcasting	positive
5	19174	27.08.2001	27.08.2006	Ministry of Communications of the Russian Federation	Broadcasting of TV and sound programs	positive
6	13399	30.12.1999	30.12.2004	Ministry of Communications of the Russian Federation	Broadcasting of TV and sound programs and transmission of additional data	positive
7	14638	30.12.1999	30.12.2004	Ministry of Communications of the Russian Federation	Broadcasting of TV programs via cable TV network	positive
8	17012	25.01.2001	25.01.2006	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	positive
9	22716	04.10.2002	19.12.2007	Ministry of Communications of the Russian Federation	Providing local radio access telephone services	positive
10	22743	04.10.2003	19.12.2007	Ministry of Communications of the Russian Federation	Providing local radio access telephone services	positive
11	23899	04.10.2002	04.10.2012	Ministry of Communications of the Russian Federation	Providing services of local and inter-zonal telephony	positive
12	24056	24.10.2002	24.10.2007	Ministry of Communications of the Russian Federation	Providing data transmission services	positive
13	24057	24.10.2002	24.10.2007	Ministry of Communications of the Russian Federation	Providing telematic services	positive
14	24058	24.10.2002	24.10.2007	Ministry of Communications of the Russian Federation	Providing services of domestic long- distance telephony	positive
15	24059	24.10.2002	24.10.2007	Ministry of Communications of the	Providing telegraph services	positive

№	License number	Date of issue	Valid till	Licensing authority	Activity category	The Issuer's forecast about the license extension probability
				Russian Federation		
16	24060	24.10.2002	24.10.2007	Ministry of Communications of the Russian Federation	Offering communication channels for lease	positive
17	24061	24.10.2002	24.10.2005	Ministry of Communications of the Russian Federation	Providing radio paging services	positive
18	24062	24.10.2002	24.10.2005	Ministry of Communications of the Russian Federation	Providing radio paging services	positive
19	24063	24.10.2002	24.10.2005	Ministry of Communications of the Russian Federation	Providing radio paging services	positive
20	24076	31.10.2002	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	positive
21	24077	31.10.2002	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	positive
22	24079	31.10.2002	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	positive
23	24082	31.10.2002	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	positive
24	24083	31.10.2002	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	positive
25	24807	31.10.2002	31.10.2007	Ministry of Communications of the Russian Federation	Broadcasting sound programs via wired radio network	positive
26	11030552	06.02.2002	06.02.2005	Ministry of Internal Affairs of the Russian Federation, GU UGPS of the Krasnodar Territory	Installation, adjustment, repair and technical maintenance of fire safety equipment and fire-protection systems	positive
27	11030553	06.02.2002	06.02.2005	Ministry of Internal Affairs of the Russian Federation, GU UGPS of the Krasnodar Territory	Working out measures for fire safety and consulting on fire-protection systems	positive
28	11030554	06.02.2002	06.02.2005	Ministry of Internal Affairs of the Russian Federation, GU UGPS of the Krasnodar Territory	Training on measures for fire safety	positive
29	02169	28.06.2000	28.06.2005	Ministry of Press, Television and Radio Broadcast and Mass Communication Media of the Russian Federation	Publishing business	positive
30	GS-3-23-02-21-0-2308025192-001423-4	12.04.2002	12.04.2007	State Committee of the Russian Federation for Construction and Housing and Communal Services	Design of buildings and facilities of the I or II levels of responsibility according to national standard	positive
31	GS-3-23-02-22-0-2308025192-001425-4	12.04.2002	12.04.2007	State Committee of the Russian Federation for Construction and Housing and Communal Services	Construction of buildings and facilities of the I or II levels of responsibility according to national standard	positive
32	LF/ 07- 4704	25.06.2003	25.06.2008	Federal Agency on Governmental Communication and Information under the President of the Russian Federation	Activities on technical maintenance of cryptographic hardware	positive
33	LF/ 07- 4705	25.06.2003	25.06.2008	Federal Agency on Governmental Communication and	Providing cryptographic services	positive

№	License number	Date of issue	Valid till	Licensing authority	Activity category	The Issuer's forecast about the license extension probability
				Information under the President of the Russian Federation		
34	LF/07 - 4703	25.06.2003	25.06.2008	Federal Agency on Governmental Communication and Information under the President of the Russian Federation	Activities on distribution of cryptographic hardware	positive
35	7601	02.09.2003	05.02.2008	Ministry of Press, Television and Radio Broadcast and Mass Communication Media of the Russian Federation	On-air radio broadcasting	Positive (The license was issued as prolongation of License № 2969 of 05.02.1998)
36	7602	02.09.2003	20.02.2008	Ministry of Press, Television and Radio Broadcast and Mass Communication Media of the Russian Federation	On-air TV broadcasting	Positive (The license was issued as prolongation of License № 3019 of 20.02.1998)
37	1148M	19.04.2004	14.09.2008	Licensing, Certification, and State Secret Protection Centre of the FSS of Russia	Measures and services on state secret protection	Positive
38	000641/000753	01.11.1996	13.05.2007	Ministry of Press, Television and Radio Broadcast and Mass Communication Media of the Russian Federation	provision of services in preparing and telecasting of local TV programs, mono programs with nominal band of 40…15000Gz	Positive

3.2.10. The Issuer's joint activity

The Issuer's joint activity with other organizations during the last five completed financial years, during the last completed reporting period:

In 1998 "UTK" PJSC ("Kubanelectrosvyaz" OJSC) entered into a joint venture with Svyazinvest whereby the Company would construct a swimming pool at the rest-house «Orbita», Tuapse District, Krasnodar krai. "UTK" PJSC contributed 16,269,000 rubles, Svyazinvest contributed R 18 million. As the construction had not been completed in the fixed time and it was impossible to divide the property being common share holding of "Svyazinvest" OJSC and "UTK" PJSC, "Southern Telecommunications Company" PJSC concluded a novation agreement (a cancellation agreement) with Svyazinvest on 27 March 2003, under which the joint-venture agreement of 1998 was terminated. During the validity period of the given agreement there were no financial benefits from joint activity of the parties.

The joint activity of "UTK" PJSC in the person of its branch "Electrosvyaz of Adygeia Republic" with "Vestelcom" CJSC.

Amount of investments: ***8,920 thousand roubles (during the period of joint activity)***

Purpose of investments: ***joining property and efforts for construction of Republican Telecommunications House in Maikop, combined digital AMTS/ATS, digital superimposed network, further joint commercial operation of this network.***

2003 financial result from investments: ***3,683 ths rubles***

9m2004 financial result from investments: ***1,724 ths rubles***

9m2004 financial result from investments: ***3,388 ths rubles***

3.2.11 Extra Requirements for Issuers Being joint-stock investment funds or insurance companies

The Issuer is not an investment fund or insurance company.

3.2.12 Extra Requirements for Issuers Whose Key Activities Consist in Mining Operations

The Issuer does not involved in mining operations.

3.2.13 Extra Requirements for Issuers Whose Key Activities Consist in Provision of Communication Services

a) Licenses for rendering telecom services

№	№ of license	Date of issue	Valid till	Authorized issueing body	Activity category	Territory	Networks allowed for usage (assigned, public switched telephone networks, intelligent networks)
1	2251	01.08.1996	01.08.2006	Ministry of Communications of the Russian Federation	Rendering cellular services in the range of 900 MHz	Sochi	public switched telephone network
2	3035	04.11.1996	01.10.2004	Ministry of Communications of the Russian Federation	Rendering telecommunication services	Krasnodar Territory	public switched telephone network
3	4031	19.11.1999	19.11.2004	Ministry of Press, Television and Radio Broadcasting and mass Media	Radio broadcasting	Anapa and Anapa district of Krasnodar Territory	public switched telephone network
4	19174	27.08.2001	27.08.2006	Ministry of Communications of the Russian Federation	Broadcasting of TV and sound programs	Arzgir, Stavropol krai	public switched telephone network
5	13399	30.12.1999	30.12.2004	Ministry of Communications of the Russian Federation	Broadcasting of TV and sound programs and transmission of additional data	Rostov region	public switched telephone network
6	14638	30.12.1999	30.12.2004	Ministry of Communications of the Russian Federation	Broadcasting of TV programs via cable TV network	Volgograd region	public switched telephone network
7	17012	25.01.2001	25.01.2006	Ministry of Communications of the Russian Federation	Providing services of wireless radio communication with mobile objects	Krasnodar, Sochi, Tikhoretsk, Belorechensk, Kropotkin, Tuapse, Gulkevichi, Dinskaya of Krasnodar Territory	public switched telephone network
8	22716	04.10.2002	19.12.2007	Ministry of Communications of the Russian Federation	Providing local radio access telephone services	Severnaya Osetia-Alania Republic	public switched telephone network
9	22743	04.10.2003	19.12.2007	Ministry of Communications of the Russian Federation	Providing local radio access telephone services	Rostov region	public switched telephone network
10	23399	04.10.2002	04.10.2012	Ministry of Communications of the Russian Federation	Providing services of local and inter-zonal telephony	Republics: Adygeia, Kabardino-Balkaria, Kalmykia-Khalmg Tangch, Severnaya Osetia – Alania. Territories: Krasnodar, Stavropol. Regions: Astrakhan, Volgograd, Rostov.	public switched telephone network

№	№ of license	Date of issue	Valid till	Authorized issueing body	Activity category	Territory	Networks allowed for usage (assigned, public switched telephone networks, intelligent networks)
11	24056	24.10.2002	24.10.2007	Ministry of Communications of the Russian Federation	Providing data transmission services	Republics: Adygeia, Kabardino-Balkaria, Kalmykia-Khalmg Tangch, Severnaya Osetia – Alania. Territories: Krasnodar, Stavropol. Regions: Astrakhan, Volgograd, Rostov.	public switched telephone network
12	24057	24.10.2002	24.10.2007	Ministry of Communications of the Russian Federation	Providing telematic services	Republics: Adygeia, Kabardino-Balkaria, Kalmykia-Khalmg Tangch, Severnaya Osetia – Alania. Territories: Krasnodar, Stavropol. Regions: Astrakhan, Volgograd, Rostov.	public switched telephone network
13	24058	24.10.2002	24.10.2007	Ministry of Communications of the Russian Federation	Providing services of domestic and international long-distance telephony	Republics: Adygeia, Kabardino-Balkaria, Kalmykia-Khalmg Tangch, Severnaya Osetia – Alania. Territories: Krasnodar, Stavropol. Regions: Astrakhan, Volgograd, Rostov.	public switched telephone network
14	24059	24.10.2002	24.10.2007	Ministry of Communications of the Russian Federation	Providing telegraph services	Republics: Adygeia, Kabardino-Balkaria, Kalmykia-Khalmg Tangch, Severnaya Osetia – Alania. Territories: Krasnodar, Stavropol. Regions: Astrakhan, Volgograd, Rostov.	public switched telephone network
15	24060	24.10.2002	24.10.2007	Ministry of Communications of the Russian Federation	Offering communication channels for lease	Republics: Adygeia, Kabardino-Balkaria, Kalmykia-Khalmg Tangch, Severnaya Osetia – Alania. Territories: Krasnodar, Stavropol. Regions: Astrakhan, Volgograd, Rostov.	public switched telephone network
16	24061	24.10.2002	24.10.2005	Ministry of Communications of the Russian Federation	Rendering paging services	Volgograd region	public switched telephone network
17	24062	24.10.2002	24.10.2005	Ministry of Communications of the Russian Federation	Rendering paging services	Krasnodar Territory	public switched telephone network

№	№ of license	Date of issue	Valid till	Authorized issueing body	Activity category	Territory	Networks allowed for usage (assigned, public switched telephone networks, intelligent networks)
18	24053	24.10.2002	24.10.2005	Ministry of Communications of the Russian Federation	Rendering paging services	Rostov region	public switched telephone network
19	24076	31.10.2002	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	Krasnodar, Sochi, Gulkevichi, Tikhoretsk of Krasnodar Territory	public switched telephone network
20	24077	31.10.2002	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	Rostov region	public switched telephone network
21	24079	31.10.2002	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	Kabardino-Balkarian Republic	public switched telephone network
22	24082	31.10.2002	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	Adygeia Republic	public switched telephone network
23	24083	31.10.2002	31.10.2007	Ministry of Communications of the Russian Federation	Rendering mobile wireless communication services	Volgograd region	public switched telephone network
24	24807	31.10.2002	31.10.2007	Ministry of Communications of the Russian Federation	Broadcasting sound programs via wired radio network	Republics: Adygeia, Kabardino-Balkaria, Kalmykia-Khalmg Tangch, Severnaya Osetia – Alania. Territories: Krasnodar, Stavropol. Regions: Astrakhan, Volgograd, Rostov.	public switched telephone network
25	7601	02.09.2003	05.02.2008	Ministry of Press, Television and Radio Broadcasting and mass Media	On-air radio broadcasting	Novocherkassk, Rostov region and nearby localities	public switched telephone network
26	7602	02.09.2003	20.02.2008	Ministry of Press, Television and Radio Broadcasting and mass Media	On-air TV broadcasting	Novocherkassk, Rostov region and nearby localities	public switched telephone network
27	000641/000753	01.11.1996	13.05.2007	Ministry of Press, Television and Radio Broadcasting and mass Media	provision of services in preparing and telecasting of local TV programs, mono programs with nominal band of 40…15000Gz	Rostov region	public switched telephone network

The Issuer plans to extend terms of validity of the above mentioned licenses except for license 3035 because it obtained new license for activities specified in license 3035.

The issuer's obligations on formation of subscriber base in accordance with the indicated licenses: ***no such obligations***

Adverse factors that may affect the execution of the Issuer's obligations under the licenses and

probability of their occurrence: *no such factors*

b) Communication networks

Physical communications networks used by the Issuer for provision of telecom services:

Operating digital, quasi-electronic, cross-bar and step-by-step (2.5%) telephone exchanges, "UTK" PJSC uses inter-zonal and local communication networks to render telecom services. As at October 1, 2004 installed capacity of urban telephone network reached 3,100.8 ths lines including 1,916.4 ths digital lines and 1, 184.4 analog lines. Thus, digitization level of urban TN constituted 61.8%.

Installed capacity of rural telephone network reached 978.7 ths lines including 379.6 ths digital lines and 599.1 ths analog lines. Thus, digitization level of rural TN constituted 38.8 %.

Total installed capacity of urban and rural telephone networks reached 4,079.5 ths lines with digitization level of 56.28 %.

"UTK" PJSC operates 12 automatic long-distance telephone exchanges with equipped capacity level being 91.3% including 93.0% - in zonal networks. Trunks are derived using analog and digital equipment of data transmission including SDH digital equipment. Linear signals are transmitted via cooper and fiber-optic cables as well as via radio channels of radio-relay systems. Length of long-distance telephone channels for the reported period stood at 13,186.76 thousand ch/km including 11,049.01 ths of those formed using digital transmission systems. Length of intra-zonal communication lines made up 17,166.98 km, including 6,953.22 km of fiber-optic communication lines and 2,204.3 km of radio-relay lines.

Characteristics of leased channels:

"UTK" PJSC leases both digital and analog channels and trunk lines from other operators. The following typical digital links and channels are being leased: primary digital link (PDL) with transfer rate of 2048 Kb/s, main digital links (MDL) with transfer rate of 64 Kb/s, digital channels with transfer rate of nx64 Kb/s. Analog telephone voice-frequency channels (v f of 0.3-3.4 кGz), primary and secondary analog links are leased.

The Issuer leases channels and links from:

"Rostelecom" OJSC, "Transtelecom" CJSC, "KubanGSM" CJSC, "Volgograd - GSM".

Terms of lease contracts:

Terms of lease is usually 1 year with the next prolongation. Less links and channels are leased for the term of from several days to several months.

Radio frequencies, used for rendering telecom services in accordance with "UTK" PJSC licenses

№	Name of the branch	Number of frequency permission	Frequency resource, MHz	Service
1	Electrosvyaz of Adygeia Republic	1022704	Transmission 337,7375-337,9125 Reception 301,7375-301,9125	Mobile radiotelephony "Altay"
2	Volgogradelectrosvyaz	14-05-20/3398	159,05	Paging
3		15-06-21/4871	Transmission 338,4375-339,9125 Reception 302,4375-303,9125	Mobile radiotelephony "Altay"

№	Name of the branch	Number of frequency permission	Frequency resource, MHz	Service
4		15-06-21/4872	Transmission 337,5375-339,0125 Reception 301,5375-303,0125	Mobile radiotelephony "Altay"
5		34/03-0002	Transmission 343,7125-343,7875 Reception 307,7125-307,7875	Mobile radiotelephony "Cart4-Altay"
6		34/03-0004	Transmission 343,7625-307,8375 Reception 307,7625-307,8375	Mobile radiotelephony "Cart4-Altay"
7		34/03-0009	Transmission 343,8125-343,9875 Reception 307,8125-307,9875	Mobile radiotelephony "Cart4-Altay"
8		34/03-0010	Transmission 343,8625-343,9375 Reception 307,8625-307,9375	Mobile radiotelephony "Cart4-Altay"
9		34/03-0011	Transmission 343,6125-343,6875 Reception 307,6125-307,6875	Mobile radiotelephony "Cart4-Altay"
10		34/03-0013	Transmission 343,8125-343,9875 Reception 307,8125-307,9875	Mobile radiotelephony "Cart4-Altay"
11		34/03-0016	Transmission 343,7625-343,8375 Reception 307,7625-307,8375	Mobile radiotelephony "Cart4-Altay"
12		34/03-0021	Transmission 343,7625-343,8375 Reception 307,7625-307,8375	Mobile radiotelephony "Cart4-Altay"
13		34/03-0102	Transmission 343,6625-343,7375 Reception 307,6625-307,7375	Mobile radiotelephony "Cart4-Altay"
14		34/5863	Transmission 343,6125-343,6875 Reception 307,6125-307,6875	Mobile radiotelephony "Cart4-Altay"
15		34/9562	Transmission 343,6125-343,6875 Reception 307,6125-307,6875	Mobile radiotelephony "Cart4-Altay"
16		34/9563	Transmission 343,5125-343,5875 Reception 307,5125-307,5875	Mobile radiotelephony "Cart4-Altay"
17		34/9564	Transmission 343,8625-343,9375 Reception 307,8625-307,9375	Mobile radiotelephony "Cart4-Altay"

№	Name of the branch	Number of frequency permission	Frequency resource, MHz	Service
18		34/9565	Transmission 343,7125-343,7875 Reception 307,7125-307,7875	Mobile radiotelephony "Cart4-Altay"
19		34/9568	Transmission 343,6625-343,7375 Reception 307,6625-307,7375	Mobile radiotelephony "Cart4-Altay"
20		34/9569	Transmission 343,7625-343,8375 Reception 307,7625-307,8375	Mobile radiotelephony "Cart4-Altay"
21		34/9570	Transmission 343,5625-343,6375 Reception 307,5625-307,6375	Mobile radiotelephony "Cart4-Altay"
22		34/10806	Transmission 343,8625-343,9375 Reception 307,8625-307,9375	Mobile radiotelephony "Cart4-Altay"
23		34/10807	Transmission 343,6125-343,6875 Reception 307,6125-307,6875	Mobile radiotelephony "Cart4-Altay"
24		34/10808	Transmission 343,6125-343,6875 Reception 307,6125-307,6875	Mobile radiotelephony "Cart4-Altay"
25		34/10809	Transmission 343,7125-343,7875 Reception 307,7125-307,7875	Mobile radiotelephony "Cart4-Altay"
26		34/11183	Transmission 343,5125-343,5875 Reception 307,5125-307,5875	Mobile radiotelephony "Cart4-Altay"
27		34/11219	Transmission 343,5125-343,5875 Reception 307,5125-307,5875	Mobile radiotelephony "Cart4-Altay"
28		34/11237	Transmission 343,7125-343,7875 Reception 307,7125-307,7875	Mobile radiotelephony "Cart4-Altay"
29		34/11533	Transmission 343,8625-343,9375 Reception 307,8625-307,9375	Mobile radiotelephony "Cart4-Altay"

№	Name of the branch	Number of frequency permission	Frequency resource, MHz	Service
30		34/11568	Transmission 343,6125-343,6875 Reception 307,6125-307,6875	Mobile radiotelephony "Cart4-Altay"
31		34/12256	Transmission 343,5125-343,5875 Reception 307,5125-307,5875	Mobile radiotelephony "Cart4-Altay"
32		34/13511	Transmission 343,5125-343,5875 Reception 307,5125-307,5875	Mobile radiotelephony "Cart4-Altay"
33		34/14090	Transmission 343,8625-343,9375 Reception 307,8625-307,9375	Mobile radiotelephony "Cart4-Altay"
34		34/15328	Transmission 343,8625-343,9375 Reception 307,8625-307,9375	Mobile radiotelephony "Cart4-Altay"
35	KabBalktelecom	14-06-21/4873	Transmission 337,3375-339,4125 Reception 301,3375-303,4125	Mobile radiotelephony "Altay"
36		14-06-31/12987	Transmission 340,3375-340,5125 Reception 304,3375-304,5125	Mobile radiotelephony "Altay"
37		14-06-31/19388	Transmission 337,1375-339,4125 Reception 301,1375-303,4125	Mobile radiotelephony "Altay"
38	Kubanelectrosvyaz	14-06-21/4557	Transmission 337,1375-337,3125 Reception 301,1375-301,3125	Mobile radiotelephony "Altay"
39		14-05-26/21096	159,500	Paging
40		14-05-20/35787	159,500	Paging
41		03-04407	Transmission 302,0375-303,0125 Reception 338,0375-339,0125	Mobile radiotelephony "Altay"
42	Rostovelectrosvyaz	15-06-21/4867	Transmission 341,2375-341,3125 Reception 305,2375-305,3125	Mobile radiotelephony "Kart4-Altay"
43		15-06-21/4868	Transmission 341,2375-341,3125 Reception 305,2375-305,3125	Mobile radiotelephony "Kart4-Altay"

№	Name of the branch	Number of frequency permission	Frequency resource, MHz	Service
44		15-06-21/4869	Transmission 341,2250-341,7125 Reception 305,2250-305,7125	Mobile radiotelephony "Kart4-Altay"
45		15-06-21/4870	Transmission 340,9375-341,2125 Reception 304,9375-305,2125	Mobile radiotelephony "Kart4-Altay"
46		03-04417	Transmission 873,9 Reception 828,9	CDMA
47		03-08440	159,05	Paging
48	Sevosetinelectrosvyaz	15-06-21/4866	Transmission 339,7375-339,9125 Reception 303,7375-303,9125	Mobile radiotelephony "Altay"
49		03-01608	Transmission 873,285 - 874,515 Reception 828,285 – 829,515	CDMA

3.3

3.4 Plans of Issuer's Future Operation

Strategic goal of "UTK" PJSC is to strengthen its market position and to reach a 51% share in revenues of telecom sector of the Southern Federal District in 2006. The following measures should provide the realization of the Company's strategic goal: stable annual growth of sales volume keeping the existing profit level, growth of new services' share in total revenue structure up to 12%t in 2006, increase of volume and range of provided services, realization of the program on the Company's corporate restructuring.

Budget (business-plan) of "Southern Telecommunications Company" PJSC for the year 2004 provides for a total revenue of RUR 17, 235.2 mln which is up 27.6% compared with 2003. Revenues from core activity (sale of telecom services) are to be increased by 27.3% reaching RUR 16 818 mln including local telephony – RUR 7,019 mln (a 30.9 %-increase), long-distance telephony – RUR 7,992 mln (+17.5 %), value-added services – RUR 925 mln (+69.5%).

One of the main directions of "UTK" PJSC business activity in order to increase revenues, raise the Company's business efficiency and strengthen its financial position is the increase in number of basic telephone sets. "UTK" PJSC is actively developing its communication network and increasing its number capacity. In 2004 the considerable revenue growth from traditional services will result from putting into service the planned capacity of 714 939 lines and increase in number of basic telephones by 445 000 sets. Total installed capacity is to reach 4, 257 thousand lines in 2004.

When planning revenue structure the Company gives preference to growth of value-added services' share. Telecom market of the Southern Federal District is characterized by low level of penetration of value-added services (intelligent services, broadband access, etc) which tariffs are not regulated by government. "UTK" PJSC main task for 2004 is to strengthen its position in the market of perspective and profitable services and to increase VAS share in total revenue structure in order to raise the Company's general level of profitability.

In 2004 "UTK" PJSC plans considerable development of data transmission multi-service networks including creation of new access nodes and modernization of the old ones on the basis of Cisco Systems equipment. Total number of planned access nodes is 100 units (8 477 ports).

Besides, the Company plans to build call-centers in Rostov and Volgograd and to provide ISDN, IP-telephony and intelligent services to wider range of customers.

Implementation of 2004 investment plan will allow to increase the digitization level to 60.7%.

The Company's development plans are supported by 2004 plan of capital expenditures which provide for RUR 12,452.7 mln of capital investments (up 12.4% over 2003) and RUR 13,354 mln of basic assets to be put into operation.

Medium-term strategic directions of "UTK" PJSC development:

- *meeting the solvent demand for key telecom services by increase of equipped number capacity, introduction of the system of time-based (per-minute) billing of local telephone call;*
- *creation of integrated accounting and service centers;*
- *development of public Internet-access center, connection of regional data transmission networks to Internet;*
- *introduction of intelligent services;*
- *improvement of corporate client service, formation of optimal package of services for corporate clients;*
- *formation of departments for work with vip-clients, equipping public communication centers with conferencing equipment, selling services to corporate users, active target advertising.*

Long-term strategic directions of "UTK" PJSC development:

- *creation of up-to-date telecommunication system including imposed digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines (FOLs);*
- *introduction of new technologies: ISDN, IP-telephony, ATM, xDSL;*
- *integration of communication and management infrastructures with international informational and switching systems;*
- *improvement of the provided services;*
- *optimization of the provided services' list , aiming at increasing proportion of the most progressive services. It will require corresponding reorientation of resources;*
- *maximization of the Company's profitability;*
- *optimal tariff policy taking into consideration interests of the Company and its shareholders;*
- *pressing marketing policy;*
- *hard control of expenditures' volume;*
- *improvement of corporate management*

"UTK" PJSC does not plan to change type of its key activity – rendering telecom services according to the licenses in force and the Company Charter.

Sources of future revenues:

The main sources of future revenues are rendering telecommunications services (providing value-added services, growth of the volume of international traffic).

3.5 Participation of the Issuer in industrial, banking and financial groups, holdings, concerns and associations

The Issuer does not participate in any industrial, banking and financial groups, holdings, concerns and associations

3.6. Issuer's subsidiaries and affiliates

3.6.1. Full registered name: *"Intmashservice" Limited Liability Company*

Abbreviated name: *"Intmashservice" Ltd.*

Location: *8, Golubinskaya Str., Volgograd, 400131*

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: ***100 %***

Share of the subsidiary or affiliate in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: ***no such share***

Basic areas of business of the company: ***Maintenance and repair of communication facilities***

The company's importance for the issuer's business activity: ***business activity of the company is insignificant in respect to consolidation of financial results. "Intmashservice" Ltd. provides to the Issuer the services on delivery of messages, construction services, services on maintenance of cash registers as well as services on production of products for construction and major overhaul of linear - cable facilities.***

3.6.2. **Full registered name:** "Yugsvyazstroy" Closed Joint –Stock Company

Abbreviated name: "Yugsvyazstroy" CJSC

Location: 110/1, Aivazovskogo Str., Krasnodar , 350040

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: construction services

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results. "Yugsvyazstroy" CJSC is one of the main contractors for construction of communication facilities.

3.6.3. **Full registered name:** "Health-care center "Orbita" Open Joint –Stock Company

Abbreviated name: "Orbita" OJSC

Location: Olginka, Tuapse district, Krasnodar Territory, 352840

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: recreation services

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results.

3.6.4. **Full registered name:** "Faktorial-99" Limited Liability Company

Abbreviated name: "Faktorial-99" Ltd.

Location: 47, Bratskiy per., Rostov-on-Don, 344082

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: 0.00005%

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Trading and agency, consulting services.

The company's importance for the issuer's business activity: business activity of the company is insignificant in respect to consolidation of financial results.

3.6.5. **Full registered name:** "Center of logistical support" Closed Joint –Stock Company

Abbreviated name: "CMTO" CJSC

Location: 5/2, Vishnyakovoy Str., Krasnodar, 350001

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: logistical support services

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

3.6.6. **Full registered name:** "Interelectrosvyaz" Closed Joint –Stock Company

Abbreviated name: "Interelectrosvyaz" CJSC

Location: 5, 19 Partsyezda Str., Volzhskiy, Volgograd region, 404131

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: services of local telephony

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results, under liquidation. On September 26, 2003 Arbitration Court of the Volgograd Region declared it bankrupt. Bankruptcy proceedings started.

3.6.7. **Full registered name:** "Private security service "Zaschita-S" Limited Liability Company

Abbreviated name: "CHOP "Zaschita-S" Ltd.

Location: 47, Bratskiy per., Rostov-on-Don, 344082

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: private security services

The company's importance for the issuer's business activity*:* business activity of the company is insignificant in respect to consolidation of financial results.

3.6.8. **Full registered name:** "Armavirskiy zavod svyazi" Associated Closed Joint –Stock Company

Abbreviated name: "Armavirskiy zavod svyazi"ACJSC

Location: 1a, Urupskaya Str., Armavir, Krasnodar Krai, 352903

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: cable production

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results, the Issuer is one of the main consumers of the plant's production.

3.6.9. **Full registered name:** "UTK-Finance" Limited Liability Company

Abbreviated name: "UTK-Finance" Ltd.

Location: 66, Karasunskaya Str., Krasnodar, 350000

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: financial operations

The company's importance for the issuer's business activity*:* business activity of the company is insignificant in respect to consolidation of financial results? But significant in respect to structuring of the bond issues.

3.6.10. **Full registered name:** "Telesot-Alania" Closed Joint –Stock Company

Abbreviated name: "Telesot-Alania" CJSC

Location: 6, Gugkaeva Str., Vladikavkaz, RSO-A, 362035

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 52,5 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: cellular services of GSM-900 standard

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

3.6.11. **Full registered name:** "Stavtelecom named after V.I.Kuzminov" Open Joint –Stock Company

Abbreviated name: "Stavtelecom named after V.I.Kuzminov" OJSC

Location: 10/12, prospect Oktyabrskoy revolutsii, Stavropol, Stavropol Territory, 355035, Russia

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 81 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: local telephone services (urban and rural)

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

3.6.12. **Full registered name:** "Volgograd-GSM" Closed Joint –Stock Company

Abbreviated name: "Volgograd-GSM" CJSC

Location: 9, Mira Str., Volgograd, Russian Federation, 400131

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 50 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: 0,0150%

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: 0,0040%

Basic areas of business of the company: cellular services of GSM-900/1800 standard

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

3.6.13. **Full registered name:** "Stavropolskaya Sotovaya svyaz" Closed Joint –Stock Company

Abbreviated name: "SSS" CJSC

Location: 10/12, prospect Oktyabrskoy revolutsii, Stavropol, Stavropol Territory, 355035, Russia

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 50 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: cellular services of AMPS-800 standard

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

3.6.14. **Full registered name:** "TeleRoss-Kubanelectrosvyaz" Closed Joint –Stock Company

Abbreviated name: "TeleRoss-Kubanelectrosvyaz" CJSC

Location: 110/1, Aivazovskogo Str., Krasnodar, 350040

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 50 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: building and operation of corporate communication network providing services of urban local and long-distance telephony.

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

3.6.15. **Full registered name:** "TeleRoss-Volgograd" Closed Joint –Stock Company

Abbreviated name: "TeleRoss-Volgograd" CJSC

Location: 16, Mira Str., Volgograd, 400131

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 50 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: providing cellular services

The company's importance for the issuer's business activity*:* business activity of the company is

unimportant in respect to consolidation of financial results.

3.6.16. **Full registered name:** "ZanElCom" Closed Joint –Stock Company

Abbreviated name: "ZanElCom" CJSC

Location: 7/2, Novolesnaya Str., Moscow, 103055, Russia

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 45 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Internet services

The company's importance for the issuer's business activity: business activity of the company is unimportant in respect to consolidation of financial results.

3.6.17. **Full registered name:** "Mobilnie kommunikatsii" Closed Joint --Stock Company

Abbreviated name: "Mobilcom" CJSC

Location: 14, Gorky Str., Vladikavkaz, RSO-A

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 35 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Cellular and paging services

The company's importance for the issuer's business activity: under liquidation.

3.6.18. **Full registered name:** "Stavropolskoe Commercial Television" closed Joint –Stock Company

Abbreviated name: "SKET" CJSC

Location: 4, Tukhachevskiy Str., Stavropol, Stavropol Territory, 355035, Russia

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 26,82 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Broadcasting TV programs

The company's importance for the issuer's business activity: business activity of the company is unimportant in respect to consolidation of financial results.

3.6.19. **Full registered name:** "Yug-Giprosvyaz" Limited Liability Company

Abbreviated name: "Yug-Giprosvyaz" Ltd.

Location: 67, Gagarin Str., Krasnodar, 350062

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 24 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: technological designing of communication facilities including trunk engineering networks

The company's importance for the issuer's business activity*:* business activity of the company is insignificant in respect to consolidation of financial results, but it is important in respect to organization of the process of construction of communication networks, because "Yug-Giprosvyaz" Ltd. is one of the Issuer's main designers.

3.6.20. **Full registered name:** "Telekinokompaniya IR" Closed Joint –Stock Company

Abbreviated name: "Telekinokompaniya IR" CJSC

Location: 2-a, Osetinskaya gorka Str., Vladikavkaz, RSO-A, 362007

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 23,5 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Commercial broadcasting of TV and radio programs

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

3.7. Composition, Structure and Value of Issuer's Fixed Assets, Information on Plans for Acquisition, Replacement and Retirement of Fixed Assets, and on all Facts of Issuer's Fixed Assets Burdening

3.7.1. Fixed Assets

Fixed assets *as of 30.09.2004*:

Original (replacement) value, RUR : *37 214 183 312*

Depreciation charges, RUR: *10 038 532 419*

Information on the last revaluation of the Company's fixed assets and fixed assets leased on a long-term basis, have been carried out within five years before the quarter under report:

Fixed assets group	Complete balance sheet value prior to revaluation, RUR	Depreciated cost prior to revaluation, RUR	Date of revaluation	Complete balance sheet value after revaluation, RUR	Depreciated cost after revaluation, RUR
Buildings	1 853 856 000	1 312 379 000	01.01.2003	4 010 036 000	2 857 613 000
Total:	1 853 856 000	1 312 379 000	-	4 010 036 000	2 857 613 000

As of 30.09.2004 revaluation of only one group "buildings" of the Issuer's fixed assets was carried out.

Revaluation method:

Revaluation was carried out according to market value by direct recalculation on the basis of the data confirmed by documents.

Information about the appraiser:

Full registered name: ***"ROSTO" Limited Liability Company***

Abbreviated name: ***"ROSTO" Ltd***

Location: ***102, Novorossiyskaya Str., Krasnodar, 350058***

TIN: *2308057388*
Postal address: ***102, Novorossiyskaya Str., Krasnodar, 350058***
Phone: ***(8612) 55-00-49***
Fax: ***(8612) 55-00-49***
E-mail: ***elan@istnet.ru***

In 2004 the Issuer does not plan to acquire, replace or retire fixed assets which value exceeds 10 % of total fixed assets value.

Information on all the facts of the Issuer's fixed assets burden as of the date of approval of the Issuer's Prospectus

Character of the fixed assets burden	Date of the burden beginning	Valid till	Other terms (balance sheet value, RUR)
Left as a security under the Credit Agreement № 23 with the Savings Bank of the Russian Federation	28.02.2003	24.01.2006	642 573 300.00
Left as a security under the Credit Agreement № 060/214/03 of 08.08.2003 with the International Moscow Bank	08.08.2003	08.08.2005	390 041 367.91
Left as a security under the Credit Agreement № 78489 of 05.08.2003 with the Krasnodar branch of OJSC "Alfa-Bank" (ERP)	05.08.2003	09.12.2006	712 095 414.00
Left as a security under the Credit Agreement № 130 of 25.08.2003 with the Savings Bank of the Russian Federation	25.08.2003	18.02.2005	270 335 668.29
Left as a security under the Credit Agreement № KRD/RK/59/03 of 14.10.2003 with AKB "Rosbank"	14.10.2003	10.10.2006	1 642 965 579.00
Left as a security under the Credit Agreement № 218 of 22.12.2003 with the Savings Bank of the Russian Federation	22.12.2003	19.12.2008	806 211 720.00
Left as a security under the Credit Agreement № 252 of 24.03 2004 with the Savings Bank of the Russian Federation	24.03.2004	15.09.2005	150 054 274.69
Left as a security under the Credit Agreement № KRD/RK/013/04 of 16.03.2004 with AKB "Rosbank"	16.03.2004	14.03.2007	1 144 758 380.00
Left as a security under the Credit Agreement №78959 of 19.02.2004 with the branch "Krasnodarskiy" of OJSC "Alfa-Bank"	19.02.2004	31.05.2005	90 131 206.00
Left as a security under the Credit Agreement № 22/04 of 16.02.2004 with OJSC "Promyshlenno-stroitelniy bank"	16.02.2004	30.11.2004	124 547 517.24
Left as a security under the Credit Agreement №78914 of 02.02.2004 with the branch "Krasnodarskiy" of OJSC "Alfa-Bank"	02.02.2004	02.02.2005	126 191 466.00
Left as a security under the Credit Agreement № 36/04 of 02.04.2004 with the Krasnodar branch of OJSC "Promyshlenno-stroitelniy bank"	02.04.2004	30.11.2004	430 578 479.00
Left as a security under the Credit Agreement №1943 of 23.04.2004 with the Volgograd branch of OJSC "Alfa-Bank"	23.04.2004	21.04.2006	487 943 337.00
Left as a security under the Credit Agreement №79149 of 29.04.2004 with the branch "Krasnodarskiy" of OJSC "Alfa-Bank"	29.04.2004	29.04.2006	154 869 324.00
Left as a security under the Credit Agreement № 57/04 of 29.04.2004 with the Krasnodar branch of OJSC "Promyshlenno-stroitelniy bank"	29.04.2004	26.04.2007	1 567 308 100.00

Character of the fixed assets burden	Date of the burden beginning	Valid till	Other terms (balance sheet value, RUR)
Left as a security under the Credit Agreement №79172 от 06.05.2004 with the branch "Krasnodarskiy" of OJSC "Alfa-Bank"	06.05.2004	06.05.2006	156 019 844.00
Left as a security under the Credit Agreement № KRD/RK/035/04 of 28.05.2004 with AKB "Rosbank"	28.05.2004	25.05.2007	892 093 000.00
Left as a security under the Credit Agreement №79257 от 03.06.2004 with the branch "Krasnodarskiy" of OJSC "Alfa-Bank"	03.06.2004	01.05.2006	528 113 000.00
Left as a security under the Credit Agreement № 311 of 21.06.2004 with the Krasnodar branch of the Savings Bank of the Russian Federation	21.06.2004	16.12.2005	164 704 807.29
Left as a security under the Credit Agreement № 34 of 25.05.2001 with "VKABANK" OJSC	13.05.1999	24.12.2004	26 822 080.00
Left as a security under the Credit Agreement № 80 of 23.06.2004 with "VKABANK" OJSC	25.05.2001	24.12.2004	19 700 000.00
Left as a security under the Credit Agreement № 3010 of 16.09.2004 with AKB "Yugbank"	16.09.2004	15.10.2004	147 011 767,33
Left as a security under the Credit Agreement № 90/03 of 31.08.2004 with "Vneshtorgbank" OJSC	31.08.2004	30.08.2007	367 250 000,00
Left as a security under the Credit Agreement № 80/04 of 28.07.2004 with "Vneshtorgbank" OJSC	28.07.2004	26.07.2007	395 500 000,00
Left as a security under the Credit Agreement № 78/04 of 22.07.2004 with "Vneshtorgbank" OJSC	22.07.2004	21.07.2007	395 500 000,00
Left as a security under the Credit Agreement № 104/04 of 30.09.2004 with "Vneshtorgbank" OJSC	30.09.2004	31.08.2007	395 500 000,00
Left as a security under the Credit Agreement № 103/04 of 30.09.2004 with "Vneshtorgbank" OJSC	30.09.2004	29.09.2006	147 011 767,33

3.7.2. Value of Issuer's Real Estate

Total value of real estate as of 30.09.2004: ***14 551 805 608 rubles***

Value of charged depreciation as of 30.06.2004: ***3 563 189 020 rubles***

Information about the valuation of real estate.

During 12 months before the date of the end of the quarter under report, no valuation of real estate owned or leased by the Issuer on a long-term basis.

4. Information about the Issuer's financial and economic performance

4.1. Results of the Issuer's financial and economic activity

4.1.1. Profit and loss statement

Dynamics of indicators showing profit and losses of the Issuer for the reporting period:

Indicator	9m2004
Revenue, RUR	12 127 267 000
Gross profit, RUR	2 344 062 000
Net income (retained earnings (uncovered loss), RUR	90 311 000

Indicator	9m2004
Labour productivity, RUR/person	299 823,65
Yield of capital investments, %	44,63
Production assets profitability, %	0,22
Return on equity (owned capital profitability), %	0,73
Profitability of products (sales), %	19,33
Amount of uncovered loss as of the reporting date, RUR	0
Uncovered loss as of the reporting date to balance currency ratio	0

The above indicators were calculated according to the methodology recommended by the standard acts of the federal executive authorities.

Economic analysis of the Issuers profitability/unprofitableness on the basis of the dynamics of the mentioned indicators:

9m2004 revenues from sales is up 28% over 9m2003. Gross profit is down 2.47%. Net profit is down 93%, it is caused by growth (by 4.5 times) of interest payable.

Indicators of assets profitability and owned capital profitability for 9m2004 decreased by 5.09% and 9.72%, accordingly over 9m2003.

Decrease of yield of capital investments by 12.6% is caused by active investment policy carried out by the Issuer.

Growth of labour productivity for 9m2004 by 34% over 9m2003 resulted from decrease of average headcount as well as by increase of revenues from sales.

Factors that have affected the amount of profits/losses of the Issuer reflected in the accounting records:

Period	Profits / losses, RUR ths	Factors that have affected the amount of profits/losses of the Issuer
9m2004	90 311	The Issuer's profit is received from sale of telecommunications services (97.3 % of the total amount of gross revenue)

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer are similar.

None of the members of the Board of Directors or collective executive body (Management Board) of the Issuer has special opinion on the mentioned factors and-or level of their effect on financial and economic activities of the Issuer.

4.1.2. Factors That Have Influenced the Change of the Amount of revenues from Issuer's Sales of Goods, Products, Works, Services and Profits (Losses) of the Issuer from Core Activity

Factors That Have Influenced the Change of the Amount of revenues from Issuer's Sales of Goods, Products, Works, Services in the reporting period:

Change of the Amount of revenues resulted from increase of revenues from sale of telecommunications services (tariff growth, increase in number of basic telephone sets).

Period	Change of the amount of revenue, ths rubles	Change of the amount of revenue, %	Factors That Have Influenced the Change of the Amount of revenue
9m2004	2 634 112	27.75	– Revenues from telecommunications services (+95.55 %) a) Revenues from domestic and international long-distance telephony (+25.13 %) due to increase in volume of international traffic, tariff growth.

Period	Change of the amount of revenue, ths rubles	Change of the amount of revenue, %	Factors That Have Influenced the Change of the Amount of revenue
			б) Revenues from local telephony (+33.33 %) due to network development and growth of monthly subscriber fee. в) Revenues from other telecom services (+36.09 %) – Other factors (+5.45 %)

Factors That Have Influenced the Change of the Amount of Profits (Losses) of the Issuer from Core Activity in the reporting quarter:

9m2004 revenue growth rate from sales was less than cost price growth rate by 10.22 % compared to 9m2003.

RUR ths

Factors That Have Influenced the Change of the Amount of revenue from sales	9m2004
Revenue	2 634 112
Cost price	2 692 309
Business expenses	0
Management expenses	0
Change of revenues from sale	-58 197

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer are similar.

None of the members of the Board of Directors or collective executive body (Management Board) of the Issuer has special opinion on the mentioned factors and-or level of their effect on financial and economic activities of the Issuer.

4.2. Liquidity of the Issuer

Indicator	30.09.2004
Own circulating assets (working capital), RUR	-22 478 116
Financial dependence ratio	2,24
Own assets autonomy ratio	0,31
Availability of own circulating assets for reserves	-16,1
Fixed assets index	2,79
Current liquidity ratio	0,37
Quick liquidity ratio	0,13

The above indicators were calculated according to the methodology recommended by the standard acts of the federal executive authority on securities market.

Economic analysis of the Issuers liquidity and paying capacity:

Own working capital has a negative value as a result of considerable excess of growth rates of the working capital over change of the Company's own capital. Such dynamics can not be considered as deterioration of the Issuer's financial position because growth of assets was financed from long-term borrowed funds.

The financial dependence ratio shows how much borrowed money per rouble of the own capital is used. The proportion of borrowed capital in the structure of the Company's liabilities is up 1.3% as of 30.09.2004 as compared to 30.09.2004. The significant increase of short-term liabilities is attributable to two bond issues in their structure with terms of offers within one year.

The own assets autonomy ratio shows the share of own capital in the assets. As of 30.09.2004 the autonomy ratio decreased by 20% to 31% over 30.09.2003, which is an evidence that borrowed funds exceed own capital in financing.

As the non-circulating assets of the company are partially financed from borrowed funds, availability of own circulating funds for reserves is negative. This factor does not characterize the financial position of the Issuer because the share of reserves in the structure of the Company's assets is low.

The fixed assets index is higher than the recommended value (0.9) in the analyzed period, while the recommended value has been calculated for enterprises with medium capital coefficient. Communication enterprises are considered to be enterprises with a high capital coefficient.

Ratios of current liquidity and quick liquidity are below recommended values, but the Issuer has no financial difficulties in duly payments to creditors and contractors because turnover of short-term accounts receivable exceeds the turnover of the Company's short-term liabilities.

Factors That Have Influenced the Change of the above mentioned indicators by 10 and more per cent as compared to the previous reporting period (in the opinion of the Issuer's governing bodies):

Period	Change, %	Factors That Have Influenced the Change by 10 and more per cent
Own circulating assets (working capital)		
30.09.2004	241	Growth rate of circulating assets exceeds growth rate of own capital
Financial dependence ratio		
30.09.2004	135	Increase of long-term borrowed funds by 131 %, decrease of short-term borrowed funds by 121 %, decrease of own capital and reserves by 4 %.
Own assets autonomy ratio		
30.09.2004	-39	Decrease in own capital and reserves by 4 %, increase in currency of the balance by 60.41%.
Availability of own circulating assets for reserves		
30.09.2004	272	Reduction of own circulating assets by 241 %, increase in reserves by 8.3 %.
Fixed assets index		
30.09.2004	86	Growth of non-circulating assets by 79.1 %, decrease of own capital and reserves by 4 %
Current liquidity ratio		
30.09.2004	-56	Reduction of circulating assets by 2.15%, growth of short-term liabilities by 120.95%
Quick liquidity ratio		
30.09.2004	-71	Reduction of circulating assets by 2.15%, growth of short-term liabilities by 120.95%

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer are similar.

None of the members of the Board of Directors or collective executive body (Management Board) of the Issuer has special opinion on the mentioned factors and-or level of their effect on financial and economic activities of the Issuer.

4.3. Amount, Structure and Sufficiency of Issuer's Equity and Working capital

4.3.1. Amount and Structure of Issuer's Equity and Working capital

Description	30.09.2004
Authorized capital, RUR	1 297 779 000
Total value of the Issuer's shares repurchased by the Issuer for their future resale (transfer)	0

Description	30.09.2004
The Issuer's reserves formed from the Company's profit, RUR.	64 839 000
Additional paid-in capital reflecting increase of assets value after revaluation, RUR	5 702 158 000
Difference between the sale price (price of distribution) and par value of the Company's shares resulted from selling the Company's shares at the price higher than their nominal value, RUR	0
Retained net profit of the Issuer, RUR	90 311 000
Social fund, RUR	0
Retained earnings of the past years, RUR	5 080 265 000
Total capital value of the Issuer, RUR	12 235 402 000

The specified structure of own capital of the Issuer is given according to the accounting reports.

The size of the authorized capital of the Issuer corresponds to the constituent documents of the Issuer.

Analysis of the change of the size and structure of the Issuer's capital (with indication of the amount of such changes of factors of availability of the Issuer's capital and circulating assets (in the opinion of the Issuer's governing bodies)):

Share of the own capital in the structure of balance sheet liabilities is decreasing. As of 30.09.2004 share of own capital made 30.04 %, a 3.76 %-decrease over 30.06.2004.

Additional paid-in capital makes the main part of the Issuer's capital structure, as of 30.09.2004 such share stood at 46.6%.

Share of the authorized capital in the own capital structure have not changed during the analyzed period (10.61%).

As of 30.09.2004 share of retained net profit made 0.74 %.

Share of reserves stood at 0.53 % of total own capital.

Examining the dynamics of the Issuer's own capital, one can see that during 9m2004 it increased insignificantly (0.38 %).

The size of the additional paid-in capital is down 0.15 %.

In 3Q04 the Issuer did not repurchase its shares from the shareholders.

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer are similar.

None of the members of the Board of Directors or collective executive body (Management Board) of the Issuer has special opinion on the mentioned factors and-or level of their effect on financial and economic activities of the Issuer.

Structure and amount of the Issuer's current assets in accordance with its financial accounts:

Description	30.09.2004	
	RUR ths	%
Inventories	1 396 136	24.42
VAT on acquired values	2 305 972	40.33
Accounts receivable (expected in over 12 months after the reporting date)	39 287	0.69
Accounts receivable (expected within 12 months after the reporting date)	1 646 586	28.80
Short-term financial investments	85 118	1.49
Cash and cash equivalent	243 678	4.26
Other current assets	853	0.01
Current assets - total	5 717 630	100.00

Sources of financing the Issuer's circulating assets:

Indicator	30.09.2004	
	RUR ths	%
Own funds	12 235 402	30.04
Long-term loans and credits	8 868 635	21.78
Short-term loans and credits	9 217 193	22.63
Accounts payable	5 951 262	14.61
Other sources of financing	4 451 771	10.94
Total	40 724 263	100.00

Analysis of the change of the size and structure of the Issuer's working capital (with indication of the amount of such changes of factors of availability of the Issuer's capital and circulating assets (in the opinion of the Issuer's governing bodies)):

In 3Q04 the Issuer's circulating assets increased by 11.02 % as compared to 2Q04.

The main portion in the working capital structure constitutes inventories, value-added tax, short-term accounts receivable. As of 30.09.2004 inventories stood at 24.42 % of the total amount of the working capital, VAT – 40.33 %, short-term receivables – 28.8 %.

The third quarter of 2004 saw the following changes in the circulating assets structure as compared to 2Q04: inventories increased by 4.52 %, VAT rose by 24.27 %, long-term debts decreased by 0.91%, short-term debts decreased by 4.09 %, short-term financial investments increased by 1.47 times, monetary funds increased by 47.21 %.

The Issuer's policy on financing the Issuer's working capital:

The Issuer tries to minimize the current accounts payable which makes it possible to ensure smaller liquidity risk and greater total efficiency. Such strategy requires usage of long-term liabilities and own capital for financing most part of working capital.

Factors that may result in changing the policy of financing the circulating assets

- ***actions aimed at reduction of accounts receivable, decrease of the stock level, acceleration of the circulating assets turnover;***
- ***growth of market prices of working stock and other kinds of inventories;***
- ***financial risks associated with the change of interest rates caused by possible alteration of refinancing rates of the Central Bank of the Russian Federation;***
- ***change of prices on services provided by the Issuer.***

Probability of such factors' occurrence:

- ***the Issuer's policy on assets management regarding receivables and stock is aimed at reduction of their level and turnover period. Possibility of negative influence of the given factor on financing the working capital is estimated as low;***
- ***cost of bank credits and the rate of refinancing of the Central Bank of the Russian Federation have a downward tendency. Possibility of adverse effect of the given factor on financing the working capital is estimated as low;***
- ***prices of inventories used by the Issuer in its business activity are not liable to the sudden ups and downs of the market. Possibility of adverse effect of the given factor on financing the working capital is estimated as low;***
- ***the Issuer's marketing strategy is aimed at broadening its activity in the market sectors with non-regulated prices and tariffs. Possibility of adverse effect of the given factor on financing the working capital is estimated as low.***

4.3.2. Issuer's Equity and Current Assets Adequacy

Sufficiency of issuer's own capital for fulfilling short-term liabilities and covering current operating

expenses of the issuer.

Description	30.09.2004
Own capital (RUR ths)	12 567 804
Short-term liabilities (RUR ths)	15 776 249
Operating expenses (RUR ths)	841 534

The amount of own capital is not sufficient to pay the Issuer's short-term debts and cover its operating expenses.

Amount of the Issuer's average daily operating expenses for the last expired quarter preceding the expiry date of the last reporting quarter:

RUR 6 948 ths (2Q04)

RUR 9 147 ths (3Q04)

Estimate of the sufficiency of issuer's circulating assets for covering current operating expenses.

As of October 1, 2004 one rouble of operating expenses falls at 14.72 rubles of circulating assets. It is quite sufficient to cover the Issuer's current operating expenses.

4.3.3. Monetary funds

The Company's monetary funds requirement for the next quarter, year and their potential sources.

Period	Monetary funds requirement, RUR ths	Potential sources
4Q 2004	10 056 813	Own funds 56.64% Borrowed funds 43.21% Earnings from investments 0.15%
2004	36 447 293	Own funds 51.62% Borrowed funds 48.25% Earnings from investments 0.13%

At present time the Company's 2005 budget is being examined by the Board of Directors in view of its further approval.

Own funds include earnings from telecom services (residential, budget and business sectors), telecom operators, activity as an agent and other.

Borrowed funds include bond loans, long-term and short-term credits.

Earnings from investments include earnings from realization of long-term assets, interest income, repaid loans.

Adverse factors that can affect the Issuer's monetary funds requirement and its opportunity to receive them:

- ***necessity of repayment or payment of incomes under bonds;***
- ***necessity of repayment or payment of interest under credits;***
- ***necessity of purchase of basic assets according to the budget of the Issuer or development and modernization program of the Company.***

Access of the Issuer to bank credits, attraction of monetary funds by securities' issue, borrowed funds from other sources (including loans granted by the companies that can exert influence on the Issuer due to dominant share in its authorized capital or agreement concluded among them or any other way):

In 2004 the Issuer plans to receive credits as well as to place a bond loan worth of 3, 500, 000, 000 rubles.

Other possible sources of financing:

The Issuer plans no other sources of financing but earnings from operating activity, borrowed funds (bank credits, placement of bond issues).

Amount of possible financing:

None

Data on frozen bank account balances, name of the banks, reasons and terms of the freeze.

No frozen accounts.

The issuer's accounts payable on bank credit file.

No such accounts payable.

4.3.4. The Issuer's financial investments

Financial investment of the issuer, making over 10 per cent of all financial investment as of the end of the quarter under report.

1) Investments in securities.

Kind, category (type), form of securities: ***ordinary registered non-documentary shares***

Full and abbreviated registered name of the issuer: ***Open Joint –Stock Company "Health-care center "Orbita"/ OJSC "Health-care center "Orbita".***

Location: ***Olginka, Tuapse district, Krasnodar Krai, 352840***

State registration of securities' issues:

Date of the issue's state registration	State registration number of the issue	Authority of state registration of the issue:
20.04.2001	1-01-58003-P	Regional branch of FCSM of Russia in the Southern federal district

Number of securities owned by the Issuer: ***354 400***

Total par value of securities owned by the Issuer: ***354 400 000***

Total balance value of securities owned by the Issuer: ***354 400 000***

Balance value of securities of the Issuer's subsidiaries and affiliates: ***354 400 000***

Amount of fixed rate or other income yielded by bonds and other debt emissive securities or procedure of its determination, period of payment: ***none.***

Preference share dividend and procedure of its determination if it is indicated in the Charter of the Issuer –Joint –Stock Company, payout period: ***none.***

Common share dividend (if common share dividend for the current years is not declared, dividend declared for the previous year should be indicated), payout period:

No income has been charged or paid by the securities during the period of the Company's operation.

Potential losses caused by the bankruptcy of the organizations (enterprises) in which investments have been made:

In the opinion of the Issuer potential losses are limited to balance value of investments.

2) Non-emissive securities:

Financial investment of the issuer in non-emissive securities making over 10 per cent of all financial investment as of the end of the last fiscal year before the date of approval the Emissive Prospectus: ***no such investments***

Potential losses caused by the bankruptcy of the organizations (enterprises) in which investments have been made: ***none***

3) Other financial investments:

Other financial investment of the issuer making over 10 per cent of all financial investment as of the end of the last fiscal year before the date of approval the Emissive Prospectus: ***no such investments***

Potential losses caused by the bankruptcy of the organizations (enterprises) in which investments have been made: ***none***

Information of reserves created for devaluation of the securities.

In December 2003 pursuant to PBU 19/02 the Issuer created reserve for devaluation of financial investments (as of 30.09.2004 size of the reserve makes 38, 776, 001 rubles).

The Issuer's funds are not placed on deposit or other accounts in banks and other credit organizations which licenses have been suspended or withdrawn or concerning which the decisions on reorganization, liquidation of such credit organizations, starting the procedure of bankruptcy, or recognition of such organizations bankrupt have been accepted.

Accounting Standards according to which the Issuer has made calculations reflected in the present item of the Emissive prospectus:

Financial investments are reflected by the Issuer on account 58 according to PBU 19/02 "Accounting for financial investments" approved by Order of the Ministry of Finance of the Russian Federation №126n of 10.12.2002.

4.3.5. Issuer's Intangible Assets

Structure, Original (replacement) cost of intangible assets and depreciation charged in the reporting period:

№	Group of intangible assets	30.09.2004	
		Overall value, RUR	**Depreciation charged, RUR**
1	Exclusive rights to trade marks and service marks	89 951	8 247
2	Exclusive rights to usage of isolated natural objects	0	0
3	Exclusive rights to software, data bases	2 042 298	1 081 990
	TOTAL	2 132 249	1 090 237

There were no contributions of intangible assets to the authorized capital or on a gratis basis.

Accounting for intangible assets.

Intangible assets are reflected according to "Accounting rules for intangible assets" PBU 14/2000, approved by the Order of the Ministry of Finance of the Russian Federation № 91n of 16.10.2000.

Depreciation charges on intangible assets is determined monthly according to the norms established on the basis of the initial value of such assets and their useful life using linear method.

The projected useful life of intangible assets is determined at their registration by a special commission and approved by the Company's General Director.

The cost of intangible assets is redeemed through the accrual of amortization on account 05 "Amortization of intangible assets".

4.4. Data on the policy and expenses of the issuer in the field of scientific and technical development, in respect of licenses and patents, new designs and research

The Issuer's expenses in the field of scientific and technical development in the reporting period preceding the expiry date of the previous reporting period, in respect of licenses and patents, new designs and research at the expense of the Issuer's own funds in such reporting period.

In the context of the policy of technical development "UTK" PJSC obtains and maintains the licenses necessary for providing full range of telecom services to potential and existing

customers.

In 2004 the Company plans to obtain licenses for providing services of digital cable TV all over the territory of operation of "Southern Telecommunications Company" PJSC.

Year	Payments for licenses, RUR	Payments for NIOKR, RUR
3Q04	141 424	0

The Issuer's policy in the field of scientific and technical development, in respect of licenses and patents, new designs and research

Data on creation and obtaining the legal protection by the Issuer of the basic objects of the intellectual property (including data on the date of issue and termination of patents for invention, utility model and industrial model, on the state registration of trade marks and service marks, names of the place of products' origin):

№	Kind and № of protection passport	Name	Date of issue	Period of validity	Place of the product origin	Main directions of usage	Results of usage	Risk factors
	Object of intellectual property – "invention"							
	The Issuer has no registered objects of intellectual property							
	Object of intellectual property – "utility model"							
	The Issuer has no registered objects of intellectual property							
	Object of intellectual property – "trade mark and service mark"							
1.	243488	Certificate of trade mark (service mark)	15.04.2003	10 years	-	The main direction of the trade mark's usage is its usage when rendering all kinds of services by the Issuer, protection of the registered name of the Company, creation of strong advertising brand.	Making the Company more recognizable, the Company's positioning in the telecom market	Risk associated with the possibility of withdrawal of the certificate on usage of trade mark, is minimal.
	Object of intellectual property – "software program"							
1.	Computer-based billing system ASR "KURS" *							
2.	Software ASU BUKHUCHOT **							
	Object of intellectual property – "data base"							
	The Issuer has no registered objects of intellectual property							
	Object of intellectual property - "industrial model"							
	The Issuer has no registered objects of intellectual property							

***** - conformance certificate № OS/1-ST-170 issued on 9.08.2001 by the Ministry for Communications of the Russian Federation, valid till 9.08.2004. Purpose: automation of business accounting.***

***** - Contract № 1-97 of 5.03.1997 with the company "Kubaninformholding" for right of software usage (date of registration 31.07.1999). Contractual time is 10 years. Purpose: automation of business accounting.***

4.5.Analysis of the Development Trends in the Sector of the Issuer's Principal Activity

During many years telecom sector of Russia has a growing tendency of industrial and economic activity. It demonstrates increase of solvent demand for telecom services and growth of volume of the provided telecom services. Investment activity of the telecom sector is increasing against the background of economic growth in all telecom market segments.

In 1H03 process of reorganization of Svyazinvest holding structure completed and resulted in creation of seven interregional telecom companies which could be compared with East-European operators of fixed communications. Completion of the legal procedure of reorganization of Svyazinvest subsidiaries has become an initial phase of reforming telecom sector. At present corporate restructuring of the consolidated telecoms is being carried out.

The basic tendencies in telecommunications sector within the next few years will be the following:

- Transition to time-based billing system for local outgoing calls;

- fundamental improvement of tariff policy;

- Increase of a technical level of public telephone systems.

One of the strategic directions of telecom sector development in the nearest future is radical improvement of tariff policy of the telecom companies. The key points here are to bring telecom tariffs to the level of economically justified costs and to minimize cross subsidizing of various telecom services. This improvement implies growth of local telephony tariffs to put an end to its subsidizing by long-distance and international telephony. "Svyazinvest" PJSC works out new tariff policy together with Ministry of Telecommunications and Informatics of the Russian Federation and Federal Anti-Monopoly Service of the Russian Federation.

Heavy capital investments will be continued to extend and modernize public telephone and data transmission networks of the united telecom companies in the Federal Districts aimed at liquidation of waiting lists for installation of telephone sets and increase of level of network digitization.

Main factors of the Issuer's tariff income growth in medium-term outlook will be the following:

- *Growth of local tariffs;*
- *Increase of long-distance traffic per line due to improvement of the residents' standard of living and growth of revenues from business sector;*
- *Considerable increase in number of communication lines in operation and as a result growth of telephone density in the country;*
- *Growth of revenues from value-added telecom services especially from providing Internet access, because this market segment is characterized by low satiety level.*

Development of the Issuer's business corresponds to the general development tendencies of the telecommunications sector.

Grounds for the received activity results (satisfactory and unsatisfactory results in the opinion of the Issuer):

Telecommunications sector development corresponds to common positive trends in the Russia economy. The sector has been developing dynamically during the last several years: new technologies and new services have appeared, solvent demand for telecom services has increased. The Issuer's activity is aimed at providing full range of telecom services to wide circle of customers.

Factors and terms having effect on the Issuer's activity and its performance results:

The main risk factors of the Issuer's activity:

1) The most recent version of the federal law "On Telecommunications" came into effect on 1 January 2004. It determines the authority that various branches of the government exercise over the regulation of the telecommunications sector. The law can increase a degree of regulation of the Issuer's business. Till the moment of approval of the corresponding normative acts, the period of contradictions and uncertainties relating to different interpretation of the Law by regulating authorities is inevitable.

Pursuant to the new Law the Company is obliged to establish equal status of connection of communication networks and pass-through of traffic for telecom operators providing similar services and to render to these operators services on connection and pass-through of traffic on the same conditions and of the same quality as for its own structural divisions and affiliated persons.

In addition, according to the new Law "On Telecommunications" a subscriber (natural person) has the right to choose form of payment for local telephone calls: monthly subscriber fee or time-based billing system of payment.

The management cannot predict effect of the new Law on the Company activity.

2) Running processes of integration of alternative telecoms in large holdings.

Forecast concerning duration of the specified factors and conditions:

It is difficult to predict the duration of the main adverse factors because it is impossible to determine the period of validity of the main law regulating activity in telecommunications sector. Integration process of alternative operators is very dynamic and it will be continued for several more years.

Actions undertaken by the Issuer and actions which the Issuer plans to undertake in the future for effective usage of the given factors and conditions:

The Issuer is going to make advantage of its main competitive strengths.

Essential events / factors which can have a negative effect on the opportunity of the Issuer to receive similar or better future results than those received in the last accounting period:

In future the main negative effect is expected from strengthening of competition especially with mobile operators.

Probability of occurrence of such events (factors):

Probability of the situation that mobile operators will be strong competitors is very high, since they are actively building up their presence in all regional markets.

Essential events / factors which can improve the Company's performance results:

General economic growth in Russia and increase of the telecommunications sector share in Gross National Product have a positive effect on the Company's activities.

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer are similar.

None of the members of the Board of Directors or collective executive body (Management Board) of the Issuer has special opinion on the mentioned factors and-or level of their effect on financial and economic activities of the Issuer.

V. Detailed Data on the Persons Who are Members of the Issuer's Governing Bodies, Issuer's Bodies for Control over its Financial and Economic Operation, and Brief Data on the Workers (Employees) of the Issuer

5.1 Data on the Structure and Terms of Reference of the Issuer's Governing Bodies

Structure of the Issuer's governing bodies in accordance with its Charter:

- *General Shareholders' Meeting is the Company's supreme governing body.*
- *Board of Directors is a collective governing body exercising general management of the Company's activity.*
- *Management Board is a collective executive organ of the Company providing realization of the resolutions adopted by a General Shareholders' Meeting and the Company Board of Directors.*
- *General Director is the personal executive power exercising management of the Company's current activity.*

Board of Directors is elected annually by the General Shareholders' Meeting in number of 11 persons by cumulative voting.

The General Shareholders' Meeting is entitled to take a decision on pre-term termination of the Board of Directors' powers. Such resolution may be approved only in regard to all members of the Company's Board of Directors simultaneously.

In case of early termination of the Board of Directors' powers, powers of new members of the Board of Directors shall be legal till the next Annual General Shareholders' Meeting.

Quantitative membership, personal structure of the Management Board is to be approved by the Board of Directors' resolution upon proposal of the General Director and the members of the Company's Board of Directors. Board of Director has the right to adopt resolution on early termination of powers of the members of the Management Board.

General Director is appointed by the Board of Directors of the Company. General Director acts on behalf of the Company without Power of Attorney. General Director acts as the Chairman of the Company's Management Board. General Director has the right to take decisions on the issues not referred to the exclusive competence of General Shareholders' Meeting, Board of Directors and Management Board pursuant to the present Charter.

General Director presides at the General Shareholders' Meeting if not decided otherwise by the Company's Board of Directors.

Board of Directors of the Company is entitled to adopt the resolution on pre-term termination of powers of General Director and on cancellation of the Agreement with him

The General Shareholders' Meeting's terms of reference according to the Company's Charter (constitutive documents) cover:

1) making amendments and supplements to the Company's Charter and approving the Charter's new edition (except the cases falling under the Federal Law "On Joint-Stock Companies" to be voted in favour of them by 3/4 of voting shareholders present at the Meeting);

2) the Company's reorganization that shall be voted in favor of it by 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

3) the Company's liquidation, appointing liquidation commission and approving liquidation balances (interim and final) that shall be voted in favor of them by 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

4) election of the Board of Directors' members by a cumulative voting;

5) early termination of powers of the Board of Director's members that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

6)determining quantity, nominal value, category (type) of the Company's declared shares and rights given to their holders that shall be voted in favor of them by 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

7) increase of the Company's charter capital by increasing the shares' nominal value that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

8) increase of the Company's charter capital by distribution of additional shares by means of public subscription, should the number of additional shares exceed 25 percent of the Company's common shares having been previously distributed, that shall be voted in favor of it by no less than 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

9) increase of the Company's charter capital by distribution of additional shares by means of private subscription, that shall be voted in favor of it by no less than 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

10)reduction of the Company's charter capital by decrease of the shares' nominal value, repurchase of the part of the Company's shares to reduce their total number as well as cancellation of the shares acquired or redeemed by the Company that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

11)election of the members of the Company's Auditing Commission and early termination of their terms of reference that shall be voted in favor of them by majority of voting shareholders taking part in the General Shareholders' Meeting;

12)approving the Company's auditor, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

13)approving the Company's annual reports, balance sheets, income and loss statements, allocation of profits and losses including dividend payment that shall be voted in favor of them by majority of voting shareholders taking part in the General Shareholders' Meeting;

14)procedure for conducting a General Shareholders' Meeting, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

15) split-up and consolidation of the Company's shares, that shall be voted in favor of them by majority of voting shareholders taking part in the General Shareholders' Meeting;

16)taking decision on conclusion of related-party transactions in accordance with Article XI of the Federal law "On Joint Stock Companies";

17)taking decision on concluding major transactions dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's property value exceeding 50 percent of the balance sheet assets as at the last reported date excluding the bargains to be concluded in the process of the Company's current activity or connected with the distribution by

subscription of the Company's common shares and distribution of the issued securities transferable into the Company's common shares, that shall be voted in favor of them by no less than 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

18)participating in holdings, financial and industrial groups, associations and other commercial entities, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

19) approving internal regulations on functions of the Company's organs, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

20) distribution of the Company's bonds and other emissive securities transferable into shares if they are distributed by means of private subscription or public subscription, in case the bonds (emissive securities) can be transferred into the Company's common shares exceeding 25 percent of the Company's common shares having been previously distributed, that shall be voted in favor of it by no less than 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

21)reimbursement of the expenses for preparing and conducting an Extraordinary Shareholders' Meeting by the Company in case the Board of Directors violated the current legislation of the Russian Federation and had not approved the resolution on calling an Extraordinary General Shareholders' Meeting and such Meeting was called by other persons. The resolution shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

22) release of a person who on his own or together with his affiliated persons acquired over 30 percent the Company's registered common shares from obligations to purchase shares from other Company's shareholders, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting with the exception of the votes held by this person or his affiliated persons;

23) delegation of the authority of the Company's individual executive power to the managing organization or the manager , that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

24) other matters stipulated by the Federal law "On Joint Stock Companies" and the present Charter.

General Shareholders' Meeting shall have the right to take decision on issues set forth in subparagraphs 2,7,8,9,15-19,23 of the present Charter only upon the presentation of the Board of Directors. Other persons entitled by the current legislation of the Russian Federation to introduce proposals into the agenda of an Annual or Extraordinary General Shareholders' Meeting shall not require from the Board of Directors introduction of the mentioned issues into the Meeting's agenda.

General Shareholders' Meeting shall not be entitled to consider and take decisions on matters outside its competence pursuant to the Federal Law "On Joint Stock Companies".

Board of Directors' terms of reference according to the Company's Charter:

1) *Determining the priority directions of the Company's activity including approval of annual budgets, business-plans, the Company's strategies and development programs, making alterations in these documents and considering the results of their realization;*
2) *Preliminary approval of transactions exceeding the limits of the Company's annual budget;*
3) *Calling Annual and Extraordinary General Shareholders' Meetings except for the cases specified in paragraph 8 of Article 55 of the Federal law "On Joint-Stock Companies";*
4) *Approval of a General Shareholders' Meeting's agenda;*
5) *Setting record date for shareholders entitled to participate in a General Shareholders' Meeting and other questions referred to the competence of the Board of Directors pursuant to Part VII of the Federal Law "On Joint-Stock Companies" and related to preparing and conducting a General Shareholders' Meeting;*

6) Preliminary approval of the Company's annual report;

7) increase of the Company's charter capital by distribution of additional shares not exceeding the number of declared shares specified by the present Charter except for the matters pursuant to subparagraphs 8,9 of paragraph 12.2. hereof;

8) distribution of the Company's bonds and other emissive securities not transferable into the Company's shares under the terms of their distribution;

9) distribution of the Company's bonds and other emissive securities transferable into shares if the aforesaid bonds (emissive securities) shall be distributed by means of public subscription, and the bonds (emissive securities)may be transferred into the Company's common shares constituting no more than 25 percent of the Company's common stock having already been distributed;

10) determining property value, price of placement and repurchase of the emissive securities in cases specified by the Federal Law "On Joint-Stock Companies";

11) approving resolutions on securities' issue, the emissions' prospects and reports on the results of the Company's securities' issue, quarterly reports of the emissive securities' Issuer as well as reports on the results of repurchase of the Company shares for their redemption;

12) acquisition of the Company's registered shares, bonds and other securities;

13) approving the Company's Registrar and terms of the Agreement with it, cancellation of the Agreement with the Registrar;

14) recommendations on size, form and time of dividend payment, approval of internal document on the Company's dividends;

15) allocation of the Company's reserve and other funds;

16) supervision of internal control procedures;

17) recommendations on the amount of remuneration and compensation to be paid to the members of the Company's Auditing Commission, approval of the terms of the Agreement with the Company's Auditor and the amount payable to the Auditor for its services;

18) approval of the Statute on the Company's branch establishment executing internal control functions, approval of candidate to be appointed head of a branch, considering other issues to be approved by the Board of Directors pursuant to the Statute on the Company's branch establishment

19) approving transactions dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's assets value amounting to 0.5 – 25 percent of the Company's balance sheet assets at the last reported date;

20) approving transactions dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's assets value amounting to 25 – 50 percent of the Company's balance sheet assets at the last reported date with the exception of the transactions made in the process of regular economic activity, the transactions connected with distribution of the Company's common shares by means of subscription (sale), and transactions connected with distribution of the emissive securities transferable into the Company's common shares;

21) approving related-party transactions in cases specified by the Part XI of the Federal Law "On Joint-Stock Companies";

22) approval of the Company's organizational structure including the main functions of branch establishments;

23) establishing the Company's branches and representative offices and their liquidation, approving Statutes on branches and representative offices;

24) preliminary approving candidates to be appointed Directors of a branch or representative office and their dismissal;

25) approval of annual budgets, development strategies and programs, making alterations in these documents and considering the results of their realization;

26) appointing the Company's personal executive organ (General Director), determining his term of office and early cessation of his powers;

27) *electing (reelecting) the Board of Director's Chairman and the Vice-chairman;*
28) *formation of the Company's collective executive organ (Management Board), determining its term of office and pre-term cessation of powers of the members of the Management Board;*
29) *approval of holding of more than one appointment in the administration of other organizations by the person acting as individual executive organ, members of the Management Board;*
30) *permitting the person acting as individual executive organ to hold office of profit in other organizations pluralistically;*
31) *formation of standing or interim committees of the Board of Directors, approval of their Statutes;*
32) *appointment and dismissal of the Company's Corporate Secretary, approval of Statute on the machinery of the Company's Corporate Secretary;*
33) *approving terms of contracts (additional agreements), concluded with General Director, members of the Management Board, directors of branches and representative offices, head of the Company's separate division executing functions of internal control, Corporate Secretary; examining cases to be approved by the Board of Directors in accordance with the aforesaid contracts;*
34) *approving resolutions on the Company's participation (joining as a participant, termination of participation, change of share holding) in other organizations by means of selling and buying the shares of other organizations as well as by contributing to their legal capitals;*
35) *approving resolutions on the Company's participation in non-commercial organizations, except for the cases stipulated by subparagraph 18 of paragraph 12.2. hereof, by joining as a participant, termination of participation, bringing additional contributions (fees) in relation to the Company's participation in non-commercial organizations;*
36) *approving resolutions on the agenda issues of General Shareholders' Meetings of the Company's associated companies (supreme governing bodies of other organizations) in which the Company is the sole participant;*
37) *determining the order of the Company's cooperation with organizations in which the Company is a shareholder;*
38) *approval of the internal document on disposal (making public) of information about the Company;*
39) *approval of other than stipulated in paragraph 13.4 hereof internal regulations on the issues falling within the competence of the Company's Board of Directors except for the issues to be approved by the General Shareholders' Meeting or the Company's executive organs pursuant to the Company's Charter;*
40) *other issues specified by the Federal Law "On joint-stock companies" and the present Charter.*

Issues falling into the exclusive competence of the Board of Directors, shall not be delegated for decision to collective or individual executive body of the Company.

Terms of reference of the Management Board according to the Company's Charter:

1) *working out proposals on the main directions of the Company's activities including draft budgets, business plans, strategies and development programs, suggestions on making corrections in the aforementioned documents;*
2) *approving the internal control procedures;*
3) *developing the Company's social and personnel policy;*
4) *approving internal document regulating general matters of motivation of labor, examining collective agreements and adopting resolutions on their conclusion;*
5) *preparing materials and draft resolutions on issues to be approved by a General Shareholders' Meeting, Board of Directors and filing materials to the committees of the Board of Directors;*

6) *organizational and technical support of the activity of the Company bodies;*
7) *developing technical, economic, financial and tariff policy of the Company and its branches.*
8) *developing accounting policy, controlling the improvement of methodology of management and business accounting and introduction accounting statements on the activity of the Company and its branches in accordance with international accounting standards;*
9) *determining the methodology of planning, budgeting and controlling of the Company and its branches;*
10) *developing security policy of the Company and its branches;*
11) *determining the procedure of allotting assets to a branch and withdrawing the assets owned by a branch;*
12) *determining the quantitative structure of the branches' collective executive bodies, appointing their members, pre-term cessation of their powers approving Statute on the collective executive organ of a branch;*
13) *preliminary approval of the candidates to be appointed deputy directors, chief accountants of branches and representative offices as well as relieving the aforesaid persons of their positions;*
14) *approving terms of contracts (additional agreements), concluded with the members of the collective executive organs of the branches, deputy directors, chief accountants of the branches and representative offices, examining issues to be approved by the Management Board in accordance with the aforesaid contracts;*
15) *approving interim (quarterly) budgets of the branches, making alterations in the aforementioned documents;*
16) *analysis of the results of the Company's structural units including separate ones and working out mandatory instructions on improvement of their activity;*
17) *approving internal document regulating the issues referred to the competence of the Company's Management Board excluding the documents to be approved by a General Shareholders' Meeting and the Board of Directors.*

Management Board has the right to adopt resolutions on other issues of the Company's current activities on the instructions of the Company's Board of Directors or by proposal of the General Director.

Terms of reference of the General Director according to the Company's Charter:

1) *making decisions on the matters not referred by the present Charter to the competence of the Company's General Shareholders' Meeting, Board of Directors and Management Board,*
2) *acting as the Chairman of the Company's Management Board,*
3) *General Director acts on behalf of the Company without Power of Attorney representing the interests of the Company, concluding transactions on behalf of the Company, approving staff, issuing orders and giving instructions mandatory for all the Company's employees;*

Data on availability of the Issuer's internal document setting the rules of corporate conduct and ethics (Corporate Governance Code).

On May 25, 2004 the Issuer's Board of Directors approved the Corporate Governance Code of "Southern Telecommunications Company" PJSC (Appendix 2).

URL of Internet site for public access to full text of Corporate Conduct (governance) Code of the Issuer:

http://www.stcompany.ru/

Data on amendments introduced in the Issuer's Charter and other bylaws regulating activity of the Issuer's bodies in the last accounting period:

Amendments and additions to the Company's Charter:

No amendments were introduced in the Issuer's Charter and other internal documents in the third quarter of 2004.

Internet site on which one can familiarize oneself with the Company's main bylaws:
http://www.stcompany.ru

5.2. Information on the Members of the Issuer's Governing Bodies

Personal membership of each of the Issuer's governing bodies specified in item 5.1 of the quarterly report (except for the participants of the General Shareholders' Meeting):

Members of the Board of Directors:

Vadim Yevgenyevich Belov
Date of birth: 1958
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	"Kirovelectrosvyaz" OJSC	Chairman of the Supervisory Board
1999 – 2000	OJSC "Volgogradelectrosvyaz"	Chairman of the Board of Directors
1999 - 2000	"Electrosvyaz" OJSC, Stavropol Territory	Member of the Board of Directors
1999 - 2001	"Uralsvyazinform" OJSC	Chairman of the Board of Directors
1999 - 2000	"Electrosvyaz" OJSC, Primorski Region	Member of the Board of Directors
1999 - 2001	OJSC "Kubanelectrosvyaz"	Chairman of the Board of Directors
1999 - 2000	"Electrosvyaz" OJSC, Moscow region	Chairman of the Board of Directors
2000 - 2001	"Electrosvyaz" OJSC, Moscow region	Member of the Board of Directors
2000 - 2002	OJSC "Volgogradelectrosvyaz"	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Novosibirsk Region	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Rostov region	Chairman of the Board of Directors
2001 - 2002	"Uraltelecom" OJSC, Sverdlovsk Region	Chairman of the Board of Directors
2001 - 2002	"Uralsvyazinform" OJSC	Member of the Board of Directors
2001 - 2003	Non-governmental Pension Fund "Rostelecom-Garantiya"	Member of the Board of the Fund
2002 - 2002	"Chelyabinsksvyazinform" OJSC	Member of the Board of Directors
2002 - 2003	Non-governmental Pension Fund "Telecom-Soyuz"	Member of the Board of the Fund
2002 - 2003	AKB "Svyaz-Bank"	Member of the Board of Directors
2002 - 2003	"RTC-Invest" CJSC	Chairman of the Board of Directors
2002 - 2003	"RTC-Leasing" OJSC	Member of the Board of

Period	Company	Position held
		Directors
1999 - till present time	"Svyazinvest" OJSC	Deputy General Director, member of the Management Board
2000 - till present time	"Rostelecom" OJSC	Member of the Board of Directors
2001 - till present time	"Central Telecommunications Company" OJSC	Member of the Board of Directors
2001 - till present time	"Southern Telecommunications Company" PJSC	Chairman of the Board of Directors
2002 - till present time	"North-Western Telecom" OJSC	Member of the Board of Directors
2002 - till present time	"Central Telegraph" OJSC	Member of the Board of Directors
2002 -- till present time	"Uralsvyazinform" OJSC	Chairman of the Board of Directors
2002 - till present time	NP "Research Center of Telecommunications Development"	Chairman of the Board of the Partnership
2004 - till present time	"RTComm.RU"	Member of the Board of Directors

Share in the Issuer's authorized capital: 0.00004

Share of the Issuer's common stock: 0.0001

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: no options

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: no options

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: *none*

Stanislav Petrosovich Avdiyants

Date of birth: 1946

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	"Electrosvyaz" OJSC, Kostroma Region	Member of the Board of Directors
1999 - 2000	"Ekaterinburgskaya telefonnaya set" OJSC	Member of the Board of Directors
1999 - 2000	"Svyazinvest" OJSC	Deputy Director of the Economic Forecasting and Consolidated Planning Department
1999 - 2001	"Svyazinform" OJSC, Chuvashia Republic	Chairman of the Board of Directors
2000 - 2000	"Rostelecom" OJSC	Member of the Board of Directors

Period	Company	Position held
2000 - 2001	"Svyazinvest" OJSC	Executive director - Director of the Economic Forecasting and Consolidated Planning Department
2000 - 2002	"Electrosvyaz" OJSC, Kostroma Region	Chairman of the Board of Directors
2001 - 2002	"Rostelecom" OJSC	Member of the Board of Directors
2001 - 2002	"Magadansvyazinform" OJSC	Chairman of the Board of Directors
2001 - 2003	"Kostromskaya GTS" OJSC	Member of the Board of Directors
2002 - 2002	"Central Telegraph" OJSC	Member of the Board of Directors
2001 - till present time	"Svyazinvest" OJSC	Executive director - Director of the Economic Planning and Tariff Policy Department
2003 – till present time	"Rostelecom" OJSC	Member of the Board of Directors
2003 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2003 - till present time	"Central Telecommunications Company" OJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Mikhail Borisovich Vasilyev

Date of birth: 1954

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - till present time	Representative office of the company "NCH Advisors, Inc" in Saint Petersburg	Director
2001 - till present time	"Abrasive Plant"Ilyich" OJSC	Member of the Board of Directors
2001 - till present time	"Bolshoy Gostiniy Dvor" OJSC	Member of the Board of Directors

Period	Company	Position held
2002 - till present time	"Arkhenergo" OJSC	Member of the Board of Directors
2002 - till present time	"Electroapparat" OJSC	Member of the Board of Directors
2003 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Ivan Fyodorovich Ignatenko

Date of birth: 1945

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 1999	City telephone exchange – branch of "Kubanelectrosvyaz" OJSC	Director
1999 - 2001	"Kubanelectrosvyaz" OJSC	Member of the Management Board
1999 - 2001	"Kubanelectrosvyaz" OJSC	Member of the Board of Directors
1999 – 2001	Krasnodar City Telecommunication Center , branch of "Kubanelectrosvyaz " PJSC	Deputy General Director – Director of Krasnodarskiy GUES
2000 – 2003	"TeleRoss-Kubanelectrosvyaz" CJSC	Member of the Board of Directors
2001 – 2003	Krasnodar City Telecommunication Center , branch of "Southern Telecommunications Company" PJSC	Deputy General Director – Director of KGUES
2001 – 2003	"Kuban-GSM" CJSC	Member of the Board of Directors
2001-2003	"UTK" PJSC	Member of the Management Board
2003 - 2003	"Kubanelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	"UTK" PJSC Deputy General Director – Director of the branch
1999 – till now	"Kubintersvyaz" CJSC	Member of the Board of Directors
2003 - till now	"Southern Telecommunications Company" PJSC	Chairman of the Management Board , General Director
2004 - till now	NP "CIPRT"	Member of the Board of the Partnership

Period	Company	Position held
2004 – till now	“TeleRoss-Kubanelectrosvyaz” CJSC	Member of the Board of Directors

Share in the Issuer’s authorized capital: 0.0346%

Share of the Issuer’s common stock: 0.0398%

Amount of the Issuer’s shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer’s options owned by him: none

Share in the Issuer’s branch establishments/subordinate companies: none

Share of the common stock of the Issuer’s branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer’s branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies’ options owned by him: none

Data on any immediate family member that is the Issuer’s executive officer or/and a member of the Issuer’s internal or external audit committees: none

Vladimir Lukich Gorbachev

Date of birth: 1950

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2001	“Kubanelectrosvyaz” OJSC	General Director
1999 - 2001	“Kubanelectrosvyaz” OJSC	Member of the Board of Directors, Chairman of the Management Board
1999- 2002	"Kuban-GSM" CJSC	Chairman of the Board of Directors
2000 - 2003	Association of telecom operators of the Northern Caucasus	President
2001 - 2002	“Electrosvyaz of Adygeia Republic” OJSC	Member of the Board of Directors
2001 - 2002	“Rostovelectrosvyaz” OJSC	Member of the Board of Directors
2001 - 2002	“Sevosetinelectrosvyaz” OJSC	Chairman of the Board of Directors
2001 - 2002	“Volgogradelectrosvyaz” OJSC	Chairman of the Board of Directors
2001 - 2002	“Kabardino-Balkarskaya svyaz” OJSC	Member of the Board of Directors
2001 - 2002	"Health-care complex "Orbita”CJSC	Chairman of the Board of Directors
2001 - 2002	“Electrosvyaz” of Stavropol Territory" OJSC	Member of the Board of Directors
2001 - 2003	"Southern Telecommunications Company" PJSC	General Director, Chairman of the Management Board
2002 - 2003	"Kuban-GSM" CJSC	Member of the Board of Directors
1999 - 2004	"TeleRoss-Kubanelectrosvyaz" CJSC	Chairman of the Board of Directors

Period	Company	Position held
2002 - 2004	"Natsionalnaya taxofonnaya set" OJSC	Member of the Board of Directors
2003 – till present time	RF State Duma Committee for Energy, Transport and Communications	1st Vice-chairman
2001 - till present time	"Southern Telecommunications Company" PJSC	member of the Board of Directors (without remuneration)

Share in the Issuer's authorized capital: 0.0891%

Share of the Issuer's common stock: 0.0986%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Denis Viktorovich Kulikov

Date of birth: 1975

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	SPO "NAUFOR"	Specialist of the Department on Investor Protection
2000 - 2002	CJSC "IAUC "NAUFOR"	Expert of the Consulting Center
2002 - 2004	"Bryanskenergo" OJSC	Member of the Board of Directors
2003 - 2003	"Kalugaenergo" OJSC	Member of the Board of Directors
2001 - till present time	Investor Protection Association	expert
2002 - till present time	"Cherepetskaya GRES" OJSC	Member of the Board of Directors
2002 - till present time	"Ryazanenergo" OJSC	Member of the Board of Directors
2003 - till present time	"Pechorskaya GRES" OJSC	Member of the Board of Directors
2003 - till present time	"Kurskenergo" OJSC	Member of the Board of Directors
2003 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Vladimir Vladimirovich Dudchenko

Date of birth: 1973

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	"Electrosvyaz" OJSC of Kaliningrad region	Member of the Board of Directors
1999 - 2002	"Electrosvyaz" OJSC of Vladimir region	Member of the Board of Directors
1999 - 2002	"Volgpgradelectrosvyaz" OJSC	Member of the Board of Directors
1999 - 2002	"Pskovelectrosvyaz" OJSC	Member of the Board of Directors
2000 - 2001	"Novosibirskenergo" OJSC	Member of the Board of Directors
2002 - 2004	"Konakovskaya GRES" OJSC	Member of the Board of Directors
2002 - 2002	"Novgorodtelecom" OJSC	Member of the Board of Directors
2002 - 2002	"Electrosvyaz" OJSC of Kemerovo region	Member of the Board of Directors
2001 - till present time	NCH Advisors,Inc (representative office in Moscow)	Head of the analytical department
2002 – till now	"Dalsvyaz" OJSC	Member of the Board of Directors
2000 – till now	"Vladimirenergo" OJSC	Member of the Board of Directors
2002 – till now	"Kirovenergo" OJSC	Member of the Board of Directors
2002 – till now	"Uralsvyazinform" OJSC	Member of the Board of Directors
2002 – 2004	"Svyaz" OJSC of Komi Republic	Member of the Board of Directors
2003 – till now	"VolgaTelecom" OJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Stanislav Nikolaevich Panchenko

Date of birth: 1945

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	"Saint Petersburg Telegraph" OJSC	Member of the Board of Directors
1999 - 2000	"Saint Petersburg MMT" OJSC	Member of the Supervisory Board
1999 - 2000	"Moscow MMT" OJSC	Member of the Board of Directors
1999 - 2001	"PTS" OJSC	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Vladimir Region	Member of the Board of Directors
2002 - 2002	"Electrosvyaz" OJSC, Vladimir Region	Chairman of the Board of Directors
2001 - 2002	"Lipetskelectrosvyaz" OJSC	Chairman of the Board of Directors
2001 - 2002	"Nizhegorodsvyazinform" OJSC	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Stavropol Territory"	Chairman of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Rostov Region	Member of the Board of Directors
2002 - 2002	"Voronezhsvyazinform" OJSC	Chairman of the Board of Directors
1999 - till present time	"Svyazinvest" OJSC	Member of the Management Board , Deputy General Director
1999 – till present time	"Rostelecom" OJSC	Member of the Board of Directors
1999 – till present time	"Lensvyaz" OJSC	Chairman of the Board of Directors
2001 – till present time	"Dagsvyazinform" OJSC	Chairman of the Board of Directors
2003 – till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2004 – till now	"Uralsvyazinform" OJSC	Member of the Board of Directors
2004 – till now	"NWTelecom" OJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Georgy Alexeevich Romski

Date of birth: 1956

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	"Saint-Petersburg Long-distance And International telephone" PJSC	Technical Director
2001 - 2001	"Uraltelecom "OJSC of Sverdlovsk region	Member of the Board of Directors
2001 - 2002	"MGTS" OJSC	Member of the Board of Directors
2001 - 2002	"Central Telegraph" PJSC	Member of the Board of Directors
2001 - 2003	"Electrosvyaz" OJSC, Kaliningrad Region	Member of the Board of Directors
2002 - 2003	"SibirTelecom "OJSC	Chairman of the Board of Directors
2002 - 2003	"MobiTel"CJSC	Member of the Board of Directors
2000 - till present time	"Svyazinvest" OJSC	Deputy General Director , member of the Management Board
2001 - till present time	"Giprosvyaz" OJSC	Chairman of the Board of Directors
2001 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2002 - till present time	"Globus-Telecom"CJSC	Member of the Board of Directors
2003 – till present time	"VolgaTelecom "O-JSC	Member of the Board of Directors
2003 – till now	"SibirTelecom "OJSC	Member of the Board of Directors
2003 – till now	"MobiTel"CJSC	Chairman of the Board of Directors
2004 – till now	"Rostelecom" OJSC	Member of the Management Board

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Irina Petrovna Ukhina

Date of birth: 1945

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 1999	"Svyazinvest" OJSC	Deputy Chief of the Department of share portfolio management
1999 - 1999	"Electrosvyaz of Adygeia Republic" OJSC	Member of the Board of Directors
1999 – 2000	"Sevosetinelectrosvyaz" OJSC	Chairman of the Board of Directors
1999 - 2001	"Yartelecom" OJSC	Member of the Board of Directors
1999 - 2001	"Kubanelectrosvyaz" OJSC	Member of the Board of Directors
1999 - 2002	"Electrosvyaz of Adygeia Republic" OJSC	Chairman of the Board of Directors
2000 - 2002	"Murmanelectrosvyaz" OJSC	Chairman of the Board of Directors
2002 - 2002	"Sevosetinelectrosvyaz" OJSC	Member of the Board of Directors
2001 – 2002	"Yartelecom" OJSC	Chairman of the Board of Directors
2001 - 2002	"Cherepovetselectrosvyaz" OJSC	Member of the Board of Directors
2001 - 2002	"Bryansksvyazinform" OJSC	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Vologda Region	Member of the Board of Directors
1999 - till present time	"Svyaz" PJSC, Komi Republic	Chairman of the Board of Directors
1999 - till present time	"Svyazinvest" OJSC	Deputy Director of the Department of Corporate Governance
2001 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Andrei Anatolyevich Tshepilov

Date of birth: 1977

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 1999	"Svyazinvest" OJSC	Specialist of the 1st category of the Section of Subsidiaries' Reorganization of the Securities' Department
1999 - 2001	"Svyazinvest" OJSC	Senior specialist of the Section of Subsidiaries' Reorganization of the Securities' Department
2001 - 2002	"AltayTelecom" OJSC	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Altay Republic	Member of the Board of Directors
2001 - 2002	"Svyazinvest" OJSC	Chief Specialist of the Section of Subsidiaries' Reorganization of the Securities' Department
2002 - 2003	"Svyazinvest" OJSC	Chief Specialist of the Section of Equity markets and Reorganization of the Securities' Department
2003 - 2003	"Svyazinvest" OJSC	Chief Specialist of the Section of Transactions Structuring in equity markets and Privatization
2003 - till present time	"Svyazinvest" OJSC	Head of the section of the Equity Department
2003 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Individual executive organ and members of the Issuer's collective executive organ:

Person acting as the Issuer's individual executive organ:

Ivan Fyodorovich Ignatenko

Date of birth: 1945

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held

Period	Company	Position held
1999 - 1999	City telephone exchange – branch of "Kubanelectrosvyaz" OJSC	Director
1999 - 2001	"Kubanelectrosvyaz" OJSC	Member of the Management Board
1999 - 2001	"Kubanelectrosvyaz" OJSC	Member of the Board of Directors
1999 – 2001	Krasnodar City Telecommunication Center , branch of "Kubanelectrosvyaz " PJSC	Deputy General Director – Director of Krasnodarskiy GUES
2000 – 2003	"TeleRoss-Kubanelectrosvyaz" CJSC	Member of the Board of Directors
2001 – 2003	Krasnodar City Telecommunication Center , branch of "Southern Telecommunications Company" PJSC	Deputy General Director – Director of KGUES
2001 – 2003	"Kuban-GSM" CJSC	Member of the Board of Directors
2001-2003	"UTK" PJSC	Member of the Management Board
2003 - 2003	"Kubanelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	"UTK" PJSC Deputy General Director – Director of the branch
1999 – till now	"Kubintersvyaz" CJSC	Member of the Board of Directors
2003 - till now	"Southern Telecommunications Company" PJSC	Chairman of the Management Board , General Director

Share in the Issuer's authorized capital: 0.0346%

Share of the Issuer's common stock: 0.0398%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Members of the Issuer's Management Board

Alexander Valentinovich Apalko

Date of birth: 1947

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	"Kubintersvyaz" CJSC	Member of the Board of Directors
1999 - 2001	"Kubanelectrosvyaz" OJSC	Member of the Board of Directors
1999 - 2001	"Kubanelectrosvyaz" OJSC	Deputy General Director – Director of the branch "Sochielectrosvyaz"
1999 - 2002	"Kuban-GSM" CJSC	Member of the Board of Directors
2001 - 2002	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Period	Company	Position held
2001 - 2002	"Southern Telecommunications Company" PJSC	"UTK" PJSC Deputy General Director – Director of the branch "Sochielectrosvyaz"
2002 - till now	"Kubanelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	"UTK" PJSC Deputy General Director – Head of the branch "Sochielectrosvyaz"
2002 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: 0.0195%

Share of the Issuer's common stock: 0.0225%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Lyudmila Ivanovna Devyatkina

Date of birth: 1955

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 1999	"Svyazinvest" OJSC	Deputy Chief of Investment Management
1999 - 2002	"Electrosvyaz" OJSC Pskov Region	Chairman of the Board of Directors
1999 - 2000	"Kostromskaya GTS" OJSC	Member of the Board of Directors
2000 - 2001	"Central Telegraph" OJSC	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC Vladimir region	Member of the Board of Directors
1999 - till now	"Svyazinvest" OJSC	Deputy Director-Head of the Logistics Section of the Capital investments Department
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Ivan Fyodorovich Ignatenko

Date of birth: 1945

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 1999	City telephone exchange – branch of "Kubanelectrosvyaz" OJSC	Director
1999 - 2001	"Kubanelectrosvyaz" OJSC	Member of the Management Board
1999 - 2001	"Kubanelectrosvyaz" OJSC	Member of the Board of Directors
1999 – 2001	Krasnodar City Telecommunication Center , branch of "Kubanelectrosvyaz " PJSC	Deputy General Director – Director of Krasnodarskiy GUES
2000 – 2003	"TeleRoss-Kubanelectrosvyaz" CJSC	Member of the Board of Directors
2001 – 2003	Krasnodar City Telecommunication Center , branch of "Southern Telecommunications Company" PJSC	Deputy General Director – Director of KGUES
2001 – 2003	"Kuban-GSM" CJSC	Member of the Board of Directors
2001-2003	"UTK" PJSC	Member of the Management Board
2003 - 2003	"Kubanelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	"UTK" PJSC Deputy General Director – Director of the branch
1999 – till now	"Kubintersvyaz" CJSC	Member of the Board of Directors
2003 - till now	"Southern Telecommunications Company" PJSC	Chairman of the Management Board , General Director

Share in the Issuer's authorized capital: 0.0346%

Share of the Issuer's common stock: 0.0399%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Beshtau Kanamatovich Kozhiev

Date of birth: 1937

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	"Sevosetinelectrosvyaz" OJSC	Chairman of the Management Board
1999 - 2002	"Sevosetinelectrosvyaz" OJSC	Member of the Board of Directors
1999 - 2002	"Sevosetinelectrosvyaz" OJSC	General Director
2002 - 2003	"Telesot-Alania" CJSC	Chairman of the Board of Directors
2002 - 2003	"InvestStart" CJSC	Chairman of the Board of Directors
2002 - till now	"Sevosetinelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC	"UTK" PJSC Deputy General Director – Director of the branch
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2003 - till now	"Telesot" CJSC	Member of the Board of Directors
2003 - till now	"InvestStart" CJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: 0.2212%

Share of the Issuer's common stock: 0.2731%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: 2% ("Telesot" CJSC)

Share of the common stock of the Issuer's branch establishments/subordinate companies: 2% ("Telesot" CJSC)

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Svetlana Vasilyevna Korotenko

Date of birth: 1962.

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	Vyselki regional communications center – branch of "Kubanelectrosvyaz" OJSC	Director
2000 - 2001	Tikhoretsk joint communications center – branch of "Kubanelectrosvyaz" OJSC	Director

Period	Company	Position held
2001 - 2002	Tikhoretsk joint communications center – branch of "UTK" PJSC	Director
2002 - 2004	"Southern Telecommunications Company" PJSC	Deputy General Director
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2004 – till now	"Kubanelectrosvyaz" – branch of "UTK" PJSC	Deputy General Director of "UTK" PJSC – Director of the branch

Share in the Issuer's authorized capital: 0.0159%

Share of the Issuer's common stock: 0.0189%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Victor Alexandrovich Kruzhkov

Date of birth: 1952

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2001	"Kubanelectrosvyaz" OJSC	Deputy General Director for Construction and Investment Policy
1999 - 2001	"Kubanelectrosvyaz" OJSC	Member of the Management Board
1999 - 2002	"AvtocenterYug" CJSC	Member of the Board of Directors
1999 - 2002	"Armavir communication facilities plant" CJSC	Chairman of the Board of Directors
2001 - 2002	"Health-care complex "Orbita" OJSC	Member of the Board of Directors
2001 - 2002	"Center of material and technical maintenance" CJSC	Chairman of the Board of Directors
2001 - 2002	"Yugsvyazstroy" CJSC	Chairman of the Board of Directors
2001 - 2002	"Svyazinform" of the Astrakhan Region" OJSC	Member of the Board of Directors
2002 - 2002	"Electrosvyaz of Adygeia Republic" OJSC	Member of the Board of Directors
1999 - till now	"Kubintersvyaz" CJSC	Chairman of the Board of Directors
2001 - till now	"Southern Telecommunications Company" PJSC	Deputy General Director
2001 - till now	"Southern Telecommunications	Member of the Management Board

Period	Company	Position held
	Company" PJSC	

Share in the Issuer's authorized capital: 0.0844%

Share of the Issuer's common stock: 0.1%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Andrey Alexandrovich Litvinov

Date of birth: 1973

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2001	"Rostovelectrosvyaz" OJSC	Economist, head of securities department
2002 - 2002	"Kabardino-Balkarskie telekommunikatsii" OJSC	Member of the Board of Directors
2002 - 2002	"Svyazinform" of the Astrakhan Region" OJSC	Member of the Board of Directors
2001 - till now	"Southern Telecommunications Company" PJSC	Deputy General Director
2001 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock:none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Antonida Mikhailovna Malova

Date of birth: 1954

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2001	"Electrosvyaz" of Stavropol Territory" OJSC	Financial Director
1999 – 2000	"Stavtelecom named after V.I. Kuzminov" OJSC	Member of the Board of Directors
2001 – 2002	"Electrosvyaz" of Stavropol Territory" OJSC	First Deputy General Director for Economics and Finances
2001 – 2002	"Stavtelesot" CJSC	Member of the Board of Directors
2002 – 2003	"Southern Telecommunications Company" PJSC	First Deputy Director of the branch "Electrosvyaz" of Stavropol Territory
2003 - till now	"Southern Telecommunications Company" PJSC	Deputy General Director
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: 0.0005%

Share of the Issuer's common stock: 0.00012%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Yevgeni Nikolaevich Poyarkov

Date of birth: 1943

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 1999	"Svyazinvest" OJSC	Deputy Head of Security Service
2001 - 2002	"Electrosvyaz" OJSC, Vladimir Region	Member of the Board of Directors
2001 - 2002	"KabBalktelecom" OJSC	Member of the Board of Directors
2001 - 2002	"Sevosetinelectrosvyaz" OJSC	Member of the Board of Directors
1999 - till now	"Svyazinvest" OJSC	Deputy Director of Security Department
2001 - till now	"Dagsvyazinform" PJSC	Member of the Board of Directors

Period	Company	Position held
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Alexey Petrovich Prachkin

Date of birth: 1949

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	"Svyazinform" OJSC, Astrakhan Region	Member of the Board of Directors, Chairman of the Management Board, General Director
1999 - 2003	"Astrakhan-Mobile" CJSC	Chairman of the Board of Directors
2002 - till now	"Svyazinform" Astrakhan Region" – branch of "UTK" PJSC	"UTK" PJSC Deputy General Director – Director of the branch
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: 0.1319%

Share of the Issuer's common stock: 0.1350%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Alexander Markovich Roitblat

Date of birth: 1947

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	Stavropol Long-distance telephone exchange – branch of "Electrosvyaz" OJSC, Stavropol Territory	Head
2000 - 2002	"Electrosvyaz" OJSC, Stavropol Territory	General Director
2000 - 2002	"Electrosvyaz" OJSC, Stavropol Territory	Chairman of the Management Board
2000 - 2002	"Electrosvyaz" OJSC, Stavropol Territory	Member of the Board of Directors
2000 - 2000	"Electrosvyaz" OJSC, Stavropol Territory	Acting General Director
2001 - till now	"StavTeleSot" CJSC	Member of the Board of Directors
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2002 - till now	"Electrosvyaz" Stavropol Territory" – branch of "UTK" PJSC	"UTK" PJSC Deputy General Director – Director of the branch

Share in the Issuer's authorized capital: 0.01533%

Share of the Issuer's common stock: 0.0152%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Tatyana Viktorovna Rusinova

Date of birth: 1958

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 1999	"Murmanskelectrosvyaz" OJSC	Deputy Chief Accountant
1999 - 2003	"Murmanskelectrosvyaz" OJSC	Chief Accountant
2003 - till now	"Southern Telecommunications Company" PJSC	Chief Accountant, Member of the Management Board

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in

accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Vladislav Andreevich Statuev

Date of birth: 1956

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2001	"Kubanelectrosvyaz" OJSC	Head of Security Service
2001 - 2001	"Southern Telecommunications Company" PJSC	Head of Security Service
2001 - till now	"Southern Telecommunications Company" PJSC	Deputy General Director
2002 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Svetlana Gennadievna Fefilova

Date of birth: 1970

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	"Artelecom" OJSC	Senior programmer engineer, senior accountant
2000 - 2001	"Artelecom" OJSC	Senior specialist, accountant
2001 - 2002	"Artelecom" OJSC	Chief accountant
2002 - 2002	"Southern Telecommunications Company" PJSC	Chief accountant

Period	Company	Position held
2002 - 2003	"Southern Telecommunications Company" PJSC	Deputy General Director - Chief accountant
2002 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2003 - till now	"Southern Telecommunications Company" PJSC	Deputy General Director

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Nikolay Vladimirovich Martinenko

Date of birth: 1971

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	Krasnodarskaya City Telephone Exchange	Engineer
2000 - 2001	"Kubanelectrosvyaz" PJSC	Deputy Head of Telecommunications Service
2001 - 2002	"Southern Telecommunications Company" PJSC	Head of Telecommunications Service
2003 - 2004	"Southern Telecommunications Company" PJSC	Director of Telecommunications Department
2004 - till now	"Rostelegraph" CJSC	Member of the Board of Directors
2004 – till now	"CMTO" CJSC	Chairman of the Board of Directors
2004 - till now	"Stavtelecom named after V.I. Kuzminov" OJSC	Member of the Board of Directors
2004 - till now	"CCC" CJSC	Member of the Board of Directors
2004 - till now	"Southern Telecommunications Company" PJSC	Deputy General Director, Member of the Management Board

Share in the Issuer's authorized capital: 0.00015%

Share of the Issuer's common stock: 0.00011%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Amdulkhamid Kistuevich Shukhostanov

Date of birth: 1946

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	"KabBalktelecom" OJSC	Chairman of the Management Board, Member of the Board of Directors, General Director
1999 - till now	"Kabardino-Balkarskiy GSM" CJSC	Member of the Board of Directors
1999 - till now	"Nalchikskaya sotovaya set" CJSC	Member of the Board of Directors
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2002 - till now	"KabBalktelecom" – branch of "UTK" PJSC	"UTK" PJSC Deputy General Director – Director of the branch

Share in the Issuer's authorized capital: 0.0000004%

Share of the Issuer's common stock: 0.0000005%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Dmitri Georgievich Lyakh

Date of birth: 1978

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	"RC"Audit Alyans" Ltd	Legal adviser
2002 - 2003	"Southern Telecommunications Company" PJSC	Legal adviser of Legal Section
2003 - 2003	"Southern Telecommunications Company" PJSC	Head of Legal Section

Period	Company	Position held
2003 – till now	"Southern Telecommunications Company" PJSC	Director of Legal Department, member of the Management Board
2004- till now	OJSC "OK "Orbita"	Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

5.3. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for Each of the Issuer's Governing Bodies

Data on the Amount of Remuneration including salaries, bonuses, commission, privileges and/or reimbursement of expenses as well as other property provisions paid by the Issuer during the last complete financial year for Each of the Issuer's Governing Bodies (excl. the person acting as the Issuer's individual executive organ) and data on existing agreements in respect of remunerations in the current fiscal year.

RUR ths

Description	2003	
	Members of the Board of Directors	**Members of the Management Board**
Salary	4 401.3	23 473.1
Bonus	16 092.6	24 966.1
Commission	-	-
Privileges	1 065.3	-
Reimbursement of expenses	-	-
Other propery provisions	-	9 091
Total:	**21 559.2**	**57 530.2**

Annual General Shareholders' Meeting held on 25 June 2003 approved the resolution to determine the following percents of deductions for calculation of the size of quarterly and yearly remunerations to the Board of Directors members:

- ***0.006% of sales revenue for the reporting quarter in accordance with the accounting reports of the Company to each member of the Board of Directors;***
- ***0.4% of net profit for the reporting year in accordance with the accounting reports of the Company to all members of the Board of Directors.***

The Issuer's Board of Directors approved the resolution (Minutes of the Board of Directors №13 of 29.04.2003) to determine the following percents of deductions for calculation of the size of quarterly remuneration to all members of the Management Board during their term of office: 0.95% of net profit for the reporting quarter in accordance with the accounting reports of the Company.

The Issuer's Board of Directors approved the following resolutions at its session (Minutes # 44 of 25.05.2004):

1. To recommend the Annual General Shareholders' Meeting to approve the following percent of deductions for calculation of the annual remuneration for the members of the Board of Directors:

- *0.17% of the Company's EBITDA for the reporting year as per the Company's financial statements in accordance with IAS;*

- *0.23% of the Company's net profit allocated to dividend payment according to the financial results of the reporting year;*

2. To distribute the annual remuneration among the members of the Board of Directors as follows:

- *The remuneration to the Chairman of the Board of Directors is rated by the factor of 1.3.*

- *The remuneration to other members of the Board of Directors shall be distributed equally.*

5.4. Data on the Structure and Terms of Reference of the Bodies of Control over Financial and Economic Operation of the Issuer

Description of the structure and terms of reference of the bodies of control over financial and economic operation of the Issuer in accordance with its Charter.

To exercise control over financial and economic operation, the Company creates an Auditing Commission, a special structural division exercising the internal control functions, and engages an external auditor.

The Auditing Commission is an independent control body of the Company, elected at the annual general meeting of the shareholders for a period till the next annual general meeting of the shareholders, with 5 members.

Powers of several or all members of the Auditing Commission may be terminated before the appointed time by General Shareholders' Meeting.

Should the powers of the members of the Auditing Commission be terminated before the appointed time, terms of reference of the new membership of the Auditing Commission shall be continued till the next annual General Shareholders' Meeting.

Should the actual number of the members of the Auditing Commission become less than half of the elected number, Board of Directors shall be obliged to call an extraordinary General Shareholders' Meeting for election of the members of the Auditing Commission. The remaining members of the Auditing Commission shall exercise their functions for a period till election of the new members of the Auditing Commission at the next extraordinary General Shareholders' Meeting.

The terms of reference of the Auditing Commission include:

- checking the reliability of the data contained in the reports and other financial documents of the Company;

- revealing any facts of violation of the procedure for book-keeping and submission of financial reports, established by the legal acts of the Russian Federation;

- checking the observance of the legal standards in tax calculation and payment;

- revealing any facts of violation of the legal acts of the Russian Federation, in compliance with which the Company performs its financial and economic operations;

- evaluating the economic advisability of financial and economic operations of the Company.

To ensure permanent internal control over the Company's economic activity a special structural department independent of the Company's executive organs should be formed which operation is to be controlled directly by the Company's Board of Directors.

Functions of such structural department, its operation, procedure of appointment of its

workers and their responsibilities shall be determined in internal document approved by the Company's Board of Directors.

Internal Audit Department (hereinafter referred to as DVA) was formed on May 27, 2003. DVA is responsible to the Company's Board of Directors functionally and to the General Director - administratively.

DVA consists of two sections (audit and methodology and risks) in the General Directorate and six sections of internal audit in the branches.

Experts of Internal Audit Department take part in performing audit and integrated revisions, carry out methodological and analytic work, act as external experts in the work of Auditing Commissions, participate in performing audit of subordinate companies.

Budget of Internal Audit Department is formed by the director of Internal Audit Department and approved by the Company's Board of Directors.

Audit section of the General Directorate exercises control functions over activity of the following branches:

- *"Electrosvyaz of Adygeia Republic";*
- *"Karachaevo-Cherkesskelectrosvyaz";*
- *"Electrosvyaz of Kalmykia Republic";*
- *"KabBalktelecom"*

as well as over sections of internal audit in the branches "Kubanelectrosvyaz", "Rostovelectrosvyaz", "Electrosvyaz" of the Stavropol Territory", "Volgogradelectrosvyaz", "Svyazinform" of the Astrakhan Region".

Data on the system of internal control over financial and economic activity of the Issuer:

Data on Internal Audit Department:

Period of work: *created on 27.05.2003.*

Term of work of key specialists: *since 27.05.2003*

Basic functions of the Internal Audit Department:

Organization of integrated audit of financial and economic activity of the Company, its branches and structural units according to the standing orders approved by the Management Board. Integrated audit in the Company's branches shall be planned so that the specialists of the General Management can visit all branches of the Company minimum once in 3 years.

Performing audit in the General Directorate and the branches of the Issuer in accordance with the schedule of audit approved by the Board of Directors.

Experts of the Internal Audit Department and specialists engaged for carrying out audit must reveal mistakes, discrepancies and illegal actions during financial and economic operations transacted by the Company.

Sampling audit of financial and manadement reports of the Company, analysis of their reliability, estimation of timeliness of the reporting and its presentation.

Carrying out of unannounced inspections of cash departments and cash discipline in order to strengthen the system of internal control over safe keeping of money resources.

Performing sampling audit according to the programs approved by the director of the Internal Audit Department as well as sampling inventories to exercise control over safe keeping and effective usage of the Company's assets.

Participating in audit of subsidiaries as engaged specialists.

Working out recommendations and instructions on performing audit, specialized checks and integrated audit of financial and economic activity.

Preparation of proposals on elimination of infringements revealed during audit, inspections of tax and other state authoroties (information of all sections of the internal audit Department, services and departments of General management and branches is integrated).

Control over fulfillment of plans aimed at elimination of the revealed infringements.

Carrying out of the independent analysis of financial and economic activity of the Company, its branches and structural divisions in all directions determined by the internal audit department.

Development of the programs of training and information seminars in order to eliminate typical infringements revealed during audit, integrated and tax inspections. Preparing information for realization of actions aimed at optimization of taxation.

Monitoring of expenditures of means, funds for different projects or programs, sampling analysis of incomes and costs.

Preparing consultations on tax matters addressed to Chief Accountant, work check-up by the accounts services.

Preparation of the Company for external audit within its term of reference; analysis of work reports of external Auditors of the Company; making recommendations on elimination of the infringements revealed by auditors.

Regular work within the framework of any projects. Definition and analysis of possible external and internal risks during development and introduction of new projects in the Company and during the conclusion of contracts. Development of recommendations allowing to reduce the risk of separate operations or to minimize possible losses.

Gathering and analysis of information on the state of risk management system. Risks database maintenance.

Carrying out sampling inspections aimed at revealing and liquidation of debts and deficiencies, periodic control over fulfillment of obligations by the Company and its contractors.

Supervision of work of the personnel in the sphere of finances; control over the work of internal audit department in the branches.

Making reports on the done work, analytical and staff reports, opinions of experts.

Accountability of the Internal Audit Department:

The Internal Audit Department is functionally subordinate to the Board of Directors and administratively – to the General Director of the Company.

Interaction of the Internal Audit Department with the executive bodies of the Issuer and with the Board of Directors:

Presentation of the results of audits to the Management Board and results of work – to the Board of Directors of the Company, preparation of documents for work of the Board Audit Committee, informing the management on the audit results after and during the audit.

Interaction with the external auditor of the Issuer:

Measures on elimination of the infringements affecting reliability of the accounting reports, conducting meetings, discussing the results of audit performed by the Auditor of the Company and informing the branches on typical infringements.

Data on availability of the Issuer's internal document on protection of internal (inside) information.

Regulations "On security protection of data being a commercial classified information" (see Annex 1) and List of data being a commercial classified information (See Annex 2), approved by the resolution №9/8 of 29.07.2004 of UTK Management Board.

5.5. Information on the Members of the Auditing Commission

Lyubov Alexandrovna Greseva

Date of birth: 1976

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held

Period	Company	Position held
1999-1999	"Permlescontract" Ltd	Deputy Chief Accountant
1999-2000	"Permlescontract" Ltd	Acting Chief Accountant
2000-2000	"Prikamie-Lada Plus" Ltd	Chief accountant
2000-2002	"Sargona-Pro" Ltd	Chief accountant
2002-2003	"Svyazinvest" OJSC	Chief Specialist of Internal Audit Department and Economic Analysis
2003-2004	«CenterTelecom» OJSC	Member of the Auditing Commission
2003-2004	"Volgatelecom" OJSC	Member of the Auditing Commission
2003-2004	"Rinet" OJSC	Member of the Auditing Commission
2003-2004	"Tsentr vnedreniya spetsializirovannikh system" CJSC	Member of the Auditing Commission
2003-2004	"Sotovaya Svyaz Chernozemia" CJSC	Member of the Auditing Commission
2003-2004	"TeleRoss-Voronezh" CJSC	Member of the Auditing Commission
2003-2004	"Penza-Mobile" CJSC	Member of the Auditing Commission
2003- till now	"Svyazinvest" OJSC	Chief Specialist of Internal Audit Department
2003- till now	"Southern Telecommunications Company" PJSC	Member of the Auditing Commission
2003- till now	"Giprosvyaz" OJSC	Member of the Auditing Commission
2003- till now	"ATS-32" CJSC	Member of the Auditing Commission
2004- till now	"Uralsvyazinform" OJSC	Member of the Auditing Commission
2004- till now	"Yuzhno-Uralski sotoviy telephon" Ltd	Member of the Auditing Commission
2004- till now	"Armavirski zavod svyazi" CJSC	Member of the Auditing Commission
2004- till now	"Tyumenruscom" CJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Lyubov Yurievna Podgornaya

Date of birth: 1964

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	"RCAU Audit Alyans" Ltd	Chief accountant
2002 – till now	"UTK" PJSC	Head of the Section of Internal Audit
2004 – till now	"Armavirski zavod svyazi" CJSC	Member of the Auditing Commission
2004 – till now	"Yugsvyazstroy" CJSC	Member of the Auditing Commission
2004 – till now	"UTK" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Irina Viktorovna Prokofyeva

Date of birth: 1968

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999-2001	"Telecominvest" OJSC	Specialist on taxation
2001-2001	"Svyazinvest" OJSC	Deputy director of the Department Internal Audit and Economic Analysis
2001-2003	"Svyazinvest" OJSC	Deputy Director - Manager of the Unit of Internal Audit of the Department of Internal Audit and Economic Analysis
2003- 2004	"Lensvyaz" OJSC	Member of the Auditing Commission
2003- 2004	"Volgograd-GSM" CJSC	Member of the Auditing Commission
2003- 2004	"Armavirskiy zavod svyazi" CJSC	Member of the Auditing

Period	Company	Position held
		Commission
2003-2004	"CMTO" CJSC	Member of the Auditing Commission
2003-2004	"Yugsvyazstroy" CJSC	Member of the Auditing Commission
2003-2004	"Teleross-"Kubanelectrosvyaz" CJSC	Member of the Auditing Commission
2003-2004	"Stake GSM" CJSC	Member of the Auditing Commission
2003-2004	"Orenburg-GSM" CJSC	Member of the Auditing Commission
2003-2004	"Pochtobank" CJSC AKIB	Member of the Auditing Commission
2003-2004	"Primtelefon" CJSC	Member of the Auditing Commission
2003-2004	"Giprosvyaz" OJSC	Member of the Auditing Commission
2003-2004	"Yuzhno-Uralskiy sotoviy telefon" Ltd.	Member of the Auditing Commission
2003-2004	"Vestelcom" CJSC	Member of the Auditing Commission
2002- till now	"Southern Telecommunications Company" PJSC	Member of the Auditing Commission
2003 - till now	"Svyazinvest" OJSC	Director of the Internal Audit Department
2003- till now	"Yermak RMS" CJSC	Member of the Board of Directors
2003- till now	"NWT" OJSC	Member of the Auditing Commission
2003- till now	«CenterTelecom» OJSC	Member of the Auditing Commission
2003- till now	"Uralsvyazinform" OJSC	Member of the Auditing Commission
2003- till now	"Sibirtelecom" OJSC	Member of the Auditing Commission
2003- till now	"Rostelecom" OJSC	Member of the Auditing Commission
2003- till now	"Giprosvyaz" OJSC	Member of the Auditing Commission
2003- till now	"MGTS" OJSC	Member of the Auditing Commission
2003- till now	"WestBaltTelecom" CJSC	Member of the Auditing Commission
2003- till now	"Health-care center "Orbita" CJSC	Member of the Auditing Commission
2004- till now	"Startcom" CJSC	Member of the Auditing Commission
2004- till now	"Nizhegorodskaya sotovaya svyaz" CJSC	Member of the Auditing Commission
2004- till now	"Pochtobank" CJSC AKIB	Member of the Auditing Commission
2004- till now	"Tatincom-T" OJSC	Member of the Auditing Commission

Period	Company	Position held
2004- till now	"Primtelefon" CJSC	Member of the Auditing Commission
2004- till now	"Tvertelecom" CJSC	Member of the Auditing Commission
2004- till now	"Baikalvestcom" CJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Uzlova Natalia Valerievna
Date of birth: 1978
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
2004 – till now	"Svyazinvest" OJSC	Deputy head of the section on consolidated accounting
2004- till now	"Southern Telecommunications Company" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Utina Natalia Petrovna
Date of birth: 1961
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999-2000	"Murmanskelectrosvyaz" OJSC	Member of the Board of Directors
1999-2000	"Electrosvyaz" OJSC of Orenburg region	Member of the Board of Directors
2000-2002	"Electrosvyaz" OJSC of Orenburg region	Chairman of the Board of Directors
2001-2002	"Electrosvyaz" OJSC of Kurgan region	Member of the Board of Directors
2003- till now	"Dalsvyaz" OJSC	Member of the Management Board
2004- till now	"Southern Telecommunications Company" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Specialists of the Internal Audit Department:

Lyubov Yurievna Podgornaya

Date of birth: 1964

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	"RCAU Audit Alyans" Ltd	Chief accountant
2002 – till now	"UTK" PJSC	Head of the Section of Internal Audit
2004 – till now	"Armavirski zavod svyazi" CJSC	Member of the Auditing Commission
2004 – till now	"Yugsvyazstroy" CJSC	Member of the Auditing Commission
2004 – till now	"UTK" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a

result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Oksana Alexandrovna Sporysh

Date of birth: 1978

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2000	"City Line" Ltd.	Chief accountant
2000-2002	"Audit Alyans" Ltd	auditor
2002 – till now	"UTK" PJSC	Key specialist

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Tatiana Petrovna Marienko

Date of birth: 1958

Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2001	"Audit firm "Egida" Ltd.	auditor
2001-2004	"ROS-Audit" Ltd	auditor
2004 – till now	"UTK" PJSC	auditor

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Mikhail Yevgenievich Tokar
Date of birth: 1972
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2001	"MF Krasnodar " OJSC	accountant
2001-2004	"Promtranstechmontazh" OJSC	Deputy chief accountant
2004 – till now	"UTK" PJSC	auditor

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Yevgenia Anatolyevna Kior
Date of birth: 1979
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2003	"Agropromaudit" CJSC	accountant
2003-2004	"Unicon" CJSC (Krasnodar branch)	expert
2004 – till now	"UTK" PJSC	auditor

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that

may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Marina Ivanovna Demchenko
Date of birth: 1957
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
till 2002	"Maxima" Ltd.	Chief auditor
2002-2003	"Firm "ROS-Audit" Ltd	Key auditor
2003 – 2004	"UTK" PJSC	Key auditor
2004- till now	"UTK" PJSC	Acting head of the audit section

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none
Share in the Issuer's subsidiaries or dependent companies: none
Share of the common stock of the Issuer's subsidiaries or dependent companies: none
Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Viktor Valeryevich Budyakov
Date of birth: 1975
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	"SB" PKF Ltd.	economist
2003-2004	"Volsar" Ltd	Chief accountant
2004-2004	"Oktyabrskoe" OJSC	Deputy Director for Economics
2004 – till now	"UTK" PJSC	auditor

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none
Share in the Issuer's subsidiaries or dependent companies: none
Share of the common stock of the Issuer's subsidiaries or dependent companies: none
Amount of the shares of each category (type) of the subsidiaries or dependent companies that

may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Alexander Borisovich Lants
Date of birth: 1975
Education: higher education

Posts held during the last 5 years:

Period	Company	Position held
1998 - 2003	"Account-Yug" Ltd.	Legal adviser
2003-2004	"BDO Unicon" CJSC	expert
2004 – till now	"UTK" PJSC	auditor

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

5.6. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for the Control Body over the Financial and Economic Activities of the Issuer

Data on the Amount of all kinds of remuneration paid by the Issuer during the last complete financial year for Each of the Issuer's Control Body over the Financial and Economic Activities and data on existing agreements in respect of remunerations in the current fiscal year.

RUR ths

Description	2003	
	Auditing Commission	**Internal Audit Department**
Salary	367. 5	835 626.88
Bonus	2 511.7	213 800.59
Commission	0	0
Privileges	0	
Reimbursement of expenses	0	9 560.00
Other propery provisions	8.4	13 472.60
Total:	**2 887.6**	**1 072 460.07**

According to item 7.4. of the Provisions on the Auditing Commission of "UTK" PJSC,

approved by the General Shareholders' Meeting of 30 May 2001 (Minutes № 10 of 30.05.2001), a member of the Auditing Commission shall receive compensation at the rate of 50 % of the remuneration stipulated for a member of the Board of Directors.

The specified data cannot be a subject of the agreement on the confidential information impeding its disclosure in the quaterly report.

5.7. Data on the Number of and Generalized Data on the Education and Composition of the Issuer's Workers (Employees) and on Any Changes in the Number of the Issuer's Workers (Employees)

Average number of workers (employees) of the Issuer including employees working in its branches and representative offices, as well as the size of deductions for wages and social security for the accounting period:

Description	3Q2004
Average payroll number of employees, people	40 323
Wages fund, RUR ths	1 098 914
Social expenditures, RUR ths	308 617
Total expenses, RUR ths	1 407 531

Data are presented according to the form of the statistical reporting 1-T (Annual) pursuant to the Instruction on structure of wage fund and payments of the social character approved by the decision of Goskomstat of the Russian Federation № 116 of 24.11.2000 as agreed with Economic Development Ministry of the Russian Federation, Ministry of Labor of the Russian Federation, the Central Bank of Russia.

Description	30.09.2004
Payroll number of employees younger than 25 y.o., %	6.70
Payroll number of employees 25 to 35 y.o.,%	25.03
Payroll number of employees 35 to 55 y.o.,%	60.83
Payroll number of employees older than 55 y.o.,%	7.43
Total number, Including:	100
those who have graduated from secondary and/or complete general education schools, %	31.43
those having primary and/or secondary vocational education, %	44.15
those who have graduated from higher schools, %	24.26
those having post-graduate education, %	0.17

The information on the employees (workers) of the Issuer having considerable impact on its financial and economic operations:

There are no such employees.

Trade-union body of the Issuer.

The Krasnodar regional territorial trade-union organization of telecommunications workers of the All-Russian trade union of the Russian Federation. On 6 October 1999 the first constituent conference of the trade-union organization was held.

5.8. Data on Any Obligations of the Issuer to Workers (Employees) Concerning the Possibility of their Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

No agreements or obligations of the Issuer have been provided for concerning the possibility of Issuer's workers (employees) participation in its authorized capital (unit investment fund).

Share of participation in the authorized capital (unit investment fund) of the Issuer (number of the Issuer's ordinary shares – joint-stock company) which can be acquired by employees (workers) of the Issuer under agreements or obligations of the Issuer concerning the possibility of Issuer's workers (employees) participation in its authorized capital (unit investment fund):

There are no such adreements or obligations.

Data on granting or possibility of granting of the Issuer's options to employees (workers) of the Issuer:

There are no such adreements or obligations.

VI. Data on the Issuer's Participants (Shareholders) and on Party-Related Transactions made by the Issuer

6.1. Data on the Issuer's Total Number of Shareholders (Participants)

Total number of parties registered in the shareholders register of the issuer as of the date of the end of the last quarter under report: *27 481*

Total number of nominal holders of issuer's shares: *31*

6.2. Data on the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock, as well as data on participants (shareholders) of such parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of their common stock

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital:

6.2.1. Full registered name: Investment Communication Company - Open Joint-Stock Company

Abbreviated registered name: "Svyazinvest" OJSC

TIN: 7710158355

Place of business: str., 2, 55 Plyushchikha, Moscow, Russia, 119121

Share in the Issuer's authorized capital: 38.16 %

Share of the Issuer's common shares owned by the shareholder: 50.69%

Parties, holding at least 20 per cent of the authorized capital of an issuer's shareholder (participant):

Full registered name: Federal agency on federal property management

Abbreviated registered name: Federal agency on federal property management

TIN: 7710542402

Place of business: 9 Nikolsky per., Moscow, 103685

Share in the authorized capital of the Issuer's shareholder (participant): 50 % + 1 share

Voting stock share: 50 % + 1 share

Share in the Issuer's charter capital: none

Share of the Issuer's common stock: none

Full registered name: MUSTSCOM LIMITED

Abbreviated registered name: Mustcsom Ltd

TIN:

Place of business: 3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus

Share in the authorized capital of the Issuer's shareholder (participant): 25% + 1 share

Voting stock share: 25% + 1 share

Share in the Issuer's charter capital: none

Share of the Issuer's common stock: none

Full registered name: Specialized state organization under the Government of the Russian Federation "Russian Fund of Federal Property"

Abbreviated registered name: Specialized state organization under the Government of the Russian Federation "Russian Fund of Federal Property"

TIN: 7704097841

Place of business: 9, Leninskiy prospect, Moscow, 117049

Share in the authorized capital of the Issuer's shareholder (participant): 25 % -2 shares

Voting stock share: 25 % - 2 shares

Share in the Issuer's charter capital: none

Share of the Issuer's common stock: none

6.2.2. **Full registered name:** Depository Clearing Company - Private Joint –Stock Company (nominal holder)

Abbreviated name: "DCC" ZAO

Mailing address: 14/2, Staraya Basmannaya Str, building 4, Moscow, 103064

TIN: 7710021150

Share in the Issuer's authorized capital: 20.13 %

Percentage of common shares: 18.85 %

6.2.3. **Full registered name:** Closed Joint-Stock Company 'ABN Amro Bank A.O."(nominal holder)

Abbreviated name: CJSC "ABN Amro Bank A.O."

Place of business: 17/1, Bolshaya Nikitskaya Str., Moscow, 103 009

TIN: 7703120329

Share in the Issuer's authorized capital: 7.75 %

Common stock share: 2.94 %

6.3. Data on the share of the state or the municipal unit in the authorized capital of the Issuer and on availability of a special right ("golden share")

Data on the share of the state (municipal unit) in the authorized capital of the Issuer:

Share of the Issuer's authorized capital owned by the state (municipality): 0.00028%

Manager of the block: Regional state specialized organization "Fund of State Property of the Krasnodar Krai"

Location: 176, Krasnaya Str., Krasnodar, 350020

A special right of participation for the Russian Federation, entities of the Russian Federation or

municipal entities in managing the Issuer ('golden share'):

no such special right is provided for

Share of the Issuer's authorized capital owned by the state (municipality): 0.09190%

Manager of the block: Ministry of Proprietary Relations of the Russian Federation

Location: 9, Nikolskiy per., Moscow, 103685

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share') its term of validity:

no such special right is provided

Share of the Issuer's authorized capital owned by the state (municipality): 0.00031%

Manager of the block: Administration of Federal Mail Service of the Volgograd Region

Location: 9, Mira Str., Volgograd, 400066

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'), its term of validity:

no such special right is provided

6.4. Data on Restrictions for Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

Any restrictions of the number of shares held by one shareholder and/or their aggregate face value, and/or the maximum number of votes granted to one shareholder established by the Charter of the issuer, which is a joint-stock company:

no such restrictions have been provided for by the Charter of the issuer.

Any restrictions of the share of foreign parties participation in the authorized capital of the issuer established by the legislation of the Russian Federation or by other standard legal acts of the Russian Federation:

there are no such restrictions

6.5. Data on changes in the composition and size of participation of the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock

Full registered name	Abbreviated name	Share in the charter capital, %	Share of common shares, %
Date of Annual General Shareholders' Meeting: 02.06.1999 Cut-off date : 19.04.1999			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
"Bank Credit Swiss First Boston AO" (nominal holder)	Bank Credit Swiss First Boston (nominal holder)	22.41	16.93
Date of Annual General Shareholders' Meeting: 31.05.2000 Cut-off date: 10.04.2000			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
Commercial bank "Citybank T/O" (nominal holder)	KB "Citybank T/O" (nominal holder)	5.71	6.91
"Bank Credit Swiss First Boston AO" (nominal holder)	Bank Credit Swiss First Boston (nominal holder)	17.16	12.74
Date of annual General Shareholders' Meeting: 30.05.2001 Cut-off date: 14.04.2001			

Full registered name	Abbreviated name	Share in the charter capital, %	Share of common shares, %
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
ROBUR ASSET MANAGEMENT	ROBUR ASSET MANAGEMENT	3.72	4.96
THE BANK OF NEW YORK INTERNATIONAL NOMIN	THE BANK OF NEW YORK INTERNATIONAL NOMIN	4.07	5.43
Date of Annual General Shareholders' Meeting: 21.06.2002 Cut-off date: 03.05.2002			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
CJSC "LEADER" D.U.	CJSC "LEADER" D.U.	7.26	9.68
JP MORGAN CHASE BANK (ING BANK (EVRASIA) ZAO – nominal holder)	JP MORGAN CHASE BANK (ING BANK (EVRASIA) ZAO – nominal holder)	4.02	5.36
Date of Annual General Shareholders' Meeting: 25.06.2003 Cut-off date: 08.05.2003			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69
Date of Annual General Shareholders' Meeting: 30.06.2004 Cut-off date: 14.05.2004			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69

6.6. Data on Related-Party Transactions Made by the Issuer

Total amount of related-party transactions approved by each governing body of the issuer, based on the results of the last quarter under report, RUR: ***904 671 317.72***

(Amount of transaction cannot be determined under some contracts).

All related-party transactions were approved by the Issuer's Board of Directors.

Transaction (a group of interrelated transactions) with the price of 5 and more per cent of the balance value of the issuer's assets as determined based on the data of its accounts and reports as of the last reporting date***: there have been no such transactions in the period under report***

Party-related transaction (a group of interrelated transactions), the decision on approving which was not taken by the Board of Directors (Supervisory Board) or the general meeting of the shareholders (participants) of the issuer in the cases when such approval was obligatory according to the laws of the Russian Federation: ***there have been no such transactions in the period under report***

6.7. Data on the amount of accounts receivable

Information on total sum of receivables of the Issuer with separate indication of total sum of overdue debts as of the expiry date of the corresponding accounting period.

Description	30.09.2004
Accounts receivable, total, RUR	1 685 873 000
Overdue accounts receivable, total, RUR	820 938 874

Values are shown as at the expiry date of the period under report.

Information on the structure of the accounts receivable of the Issuer with the indication of the time of obligations execution in the last completed fiscal year

As of December 31, 2003

Type of accounts receivable	Period in which the debt arises					
	Less than 30 days	30- 60 days	60- 90 days	90-180 days	180 days – 1 year	more than 1 year
Accounts receivable, total, RUR, including:	1 277 348 462.2	169 552 767.3	88 912 476.8	110 666 240.0	42 108 805.0	72 203 646.0
overdue, RUR		129 106 132.2	80 814 636.8	99 670 200.0	40 125 100.0	59 859 502.0
buyers and customers, RUR	508 222 862.7	102 615 039.1	80 814 636.8	99 670 200.0	40 125 100.0	59 859 502.0
notes receivable, RUR	-	-	-	-	-	-
debts of subsidiary and associate companies, RUR	52 496 916.0	-	-	-	-	-
debts of participants (founders) by contributions to the authorized capital, RUR	-	-	-	-	-	-
advances distributed, RUR	158 214 351.1	53 819 171.5	6 786 182.4	9 453 766.0	398 914.0	2 001 320.0
other debtors, RUR	558 414 332.4	13 118 556.7	1 311 657.6	1 542 274.0	1 584 791.0	342 824.0

The structure of accounts receivable is specified with doubtful debt reserve.

Information on debtors for which account no less than 10 percent of the total debts:

There are no such debtors.

VII. The Issuer's Accounts and Reports and Other Financial Information

7.1. The Issuer's Annual accounts and reports

Annual accounting reports of the Issuer are not included in the quarterly report for the third quarter

7.2. Issuer's Quarterly Accounts and Reports for the Last Completed Quarter under Report

See Annex 3.

7.3. Issuer's Consolidated Accounts for the Three Last Completed Fiscal Years or for Each Completed Fiscal Year

Consolidated accounting reports of the Issuer are not to be included in the quarterly report for the third quarter.

7.4. Data on the Total Amount of Exports and on the Share of Exports in the Total Volumes of Sales

The Issuer does not export any services.

7.5. Data on Essential Changes that Have Taken Place in the Composition of Issuer's Property after the Date of Expiry of the Last Completed Fiscal Year

Data on any essential changes that have taken place in the composition of Issuer's immovable property as well as on any acquisitions or retirement of any other property of the Issuer, if the balance sheet value of such property exceeds 5% of the balance sheet value of the Issuer's assets, and data on any other essential changes that have taken place in the composition of Issuer's property after the date of expiry of the last completed fiscal year till the expiry date of the quarter under report

There have been no essential changes.

7.6. Data on Issuer's Participation in Any Court Proceedings, if Such Participation May Materially Affect Financial or Economic Operation of the Issuer

Data on Issuer's Participation in Any Court Proceedings (with indication of imposed sanctions), if Such Participation May Materially Affect Financial or Economic Operation of the Issuer, during the three years preceding the expiry date of the quarter under report.

"UTK" PJSC did not take part in any court proceedings, the results of which might materially affect the financial and economic operation of the Company.

VIII. Extra Data on the Issuer and the Issued Securities Placed by the Issuer

8.1. Extra Data on the Issuer

8.1.1. Data on the Amount and Structure of the Authorized Capital (Unit Fund) of the Issuer

Amount of the Issuer's authorized capital as of the date of the expiry of the last quarter under report (roubles): *1 297 779 384.66*

Category	Number, shares	Par value, RUR	Total par value, RUR	Share in the Issuer's authorized capital, %
Common stock	2 960 512 964	0.33	976 969 278.12	75.280074
Preferred stock	972 151 838	0.33	320 810 106.54	24.719926
TOTAL	3 932 664 802	0.33	1 297 779 384.66	100.00000

Data on the part of the Issuer's shares circulating outside the Russian Federation :
Category of stock circulating outside the Russian Federation: ordinary shares
Percentage of stock circulating outside the Russian Federation in the total number of the stock of the respective category: 2.76 % (as of 30.09.2004).
Name and location of the foreign issuer whose securities certify the rights in respect of issuer's stock of the respective category:
Name: " JPMorgan Chase Bank "

Location: Morgan Guaranty Trust Company of New York ADR Department, 60 Victoria Embankment, London EC4Y 0JP, United Kingdom

Brief description of the programme (type of programme) for the issue of foreign issuer's securities certifying the rights in respect of the stock of the respective category:

Level 1 ADR program was established on February, 5 1998 according to which ordinary registered shares of "Southern Telecommunications Company" PJSC are traded. On April 23, 2002 the Company's Level 1 ADR program was transferred from The Bank of New York to JP Morgan Chase Bank, which at present is the Company's ADR Depositary. The Deposit Agreement among the Company and JP Morgan Chase Bank was signed on April 22, 2002 and restated on December 15, 2002 in connection with reorganization.

One unit of American Depositary Receipt represents 50 common shares of the Company.

Total amount of emissive securities in circulation outside the Russian Federation is 2 102 078 765 shares, their total nominal value reaches 693 685 992.45 rubles.

Data on obtaining permission from the Federal Commission for circulation of issuer's stock of the respective category outside the Russian Federation (if applicable):

According to the Decree of FCSM № 1819/r of 24.12.2002 circulation of "UTK" PJSC common registered non-documentary shares outside the Russian Federation in the form of securities of foreign issuers issued under foreign legislation and certifying the rights in respect to "UTK" PJSC common stock.

Name of foreign professional participants of the securities market (organizer of trade) through whom foreign issuer's securities certifying the rights in respect of issuer's shares circulate:

The Company's ADRs are quoted in the US over-the-counter market, and in Europe – Frankfort and Berlin Stock Exchanges and NEWEX (Vienna, Austria)

Name	CUSIP (WKN)	ADR ticker	ISIN
US over-the-counter market (OTC USA)	843899105	STJSY	S1843899105
Frankfort Stock Exchange (FWB)	912640	KUE	US5011671006
Berlin Stock Exchange	912640	KUBNy	US8438991056
NEWEX (Vienna, Austria)	912640	KUE	US8438991056

Other data on the Issuer's shares circulating outside the Russian Federation specified at the issuer's own discretion:

No other data

8.1.2. Data on Changes in the Amount of the Authorized Capital (Unit Fund) of the Issuer

Data on the Amount and Structure of the Authorized Capital of the Issuer and its changes during the last five complete financial years preceding the date of expiry of the quarter under report as well as during the reporting quarter:

Amount of the authorized capital, RUR	Structure of the authorized capital (common stock, preferred stock)	Date of change	Basis of the change (number of the resolution)	Character of the change
01.01.1999 – no changes				
01.01.2000 - no changes				
01.01.2001 – no changes				
01.01.2002				
506 142 362.50	Common stock: 115 032 325 Total volume (RUR): 379 606 697.25 Share in the authorized capital: 75.00 % Preferred stock: 383442925 Total volume (RUR): 1 265 361 65.25 Share in the authorized capital: 25.00 %	26.02.2002	Minutes of the General Shareholders' Meeting №10 of 30.05.2001	Conversion at split-up
1 297 779 384.66	Common stock: 2 960 512 964 Total volume (RUR): 976 969 278.12 Share in the authorized capital: 75.28 % Preferred stock: 972151838 Total volume (RUR) : 320 810 106.54 Share in the authorized capital: 24.72 %	20.12.2002	Minutes of the Board of Directors №16 of 18.11.2002	Conversion at reorganization
01.01.2003				
1 297 779 384.66	Common stock: 2 960 512 964 Total volume (RUR): 976 969 278.12 Share in the authorized capital: 75.28 % Preferred stock: 972151838 Total volume (RUR): 320 810 106.54 Share in the authorized capital: 24.72 %	20.12.2002	Minutes of the Board of Directors №16 of 18.11.2002	Conversion at reorganization

8.1.3. Data on Formation and Use of the Reserve and other Funds of the Issuer

Name of the fund: ***pursuant to the Federal Law "On Joint –Stock Companies" the Issuer shall establish the reserve fund.***

Size of the fund stipulated by the constituent documents: ***5 percent of the legal capital.***

The Company shall pay the compulsory annual contributions being not less than 5 percent of the net profit into the reserve fund until it reaches the prescribed size.

The objective of the reserve fund shall be covering the Company losses, redeeming the Company's bonds and repurchasing the Company's shares should other assets be insufficient.

Reserve fund shall not be used for any other purpose.

Description	30.09.2004
Reserve fund	

Description	30.09.2004
Size of the fund in money terms, RUR	64 889 000
Percentage of the reserve fund in the authorized capital, %	5.00
The size of deductions to the fund during the reporting period, RUR	0
The size of the fund used within the reporting period, RUR	0
Purpose of the fund's usage	-

8.1.4. Data on the Procedure of Calling and Holding the Meeting of the Supreme Governing Body of the Issuer

Name of the supreme governing body of the issuer: *General Shareholders' Meeting*

Procedure of notifying the shareholders (participants) on holding the meeting of the supreme governing body of the issuer:

Notice of the General Shareholders' Meeting shall be made no later than 20 (twenty) days before its opening, and notice of the General Shareholders' Meeting with the issue on the Company's reorganization included in the agenda shall be made no later than 30 (thirty) days before its opening.

Should the proposed agenda of the Extraordinary General Shareholders' Meeting include the issue on election of the Company Board of Directors, notification on the Extraordinary General Shareholders' Meeting shall be made no later than 50 (fifty) days before its opening.

Notification of the General Shareholders' Meeting shall be sent to each person from the list of persons entitled to take part in the General Shareholders' Meeting by registered mail or delivered to each of the abovementioned persons personally (provided that a signed acknowledgement of receipt is obtained), or published in the newspaper "Rossiyskaya Gazeta".

Parties (bodies) entitled to call (demand holding) an extraordinary meeting of the issuer's supreme governing **body, and procedure of sending (presenting) such demands:**

An extraordinary General Shareholders' Meeting shall be held upon decision of the Board of Directors on the basis of its own initiative, demand of the Company's Auditing Commission, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the demand is presented. Extraordinary General Shareholders' Meeting upon request of the Company's Auditing Commission, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares is called by the Company's Board of Directors.

Requests on calling the Extraordinary General Shareholders' Meeting shall be delivered:

by mail to the address (seat) of the personal executive organ of the Company contained in the Common State Register of Juridical Persons;

personally (provided that a signed acknowledgement of receipt is obtained) to the person acting as the Company's individual executive organ, Chairman of the Company Board of Directors, Corporate Secretary of the Company or any other person being authorized to receive the written correspondence addressed to the Company;

by facsimile transmission.

Request on calling the Extraordinary General Shareholders' Meeting shall include information provided by Article 55 of the Federal Law "On Joint Stock Companies". Proposal on nominating candidates to the Company's bodies to be elected by the General Shareholders' Meeting being included into the request on calling the Extraordinary General Shareholders' Meeting shall follow the provisions set by Article 53 of the Federal Law "On Joint Stock Companies".

Requests on calling the Extraordinary General Shareholders' Meeting shall be considered received from the shareholders or their proxies who signed them.

Should the request on calling the Extraordinary General Shareholders' Meeting be send by non-registered letter or other non-registered mail, date at the postmark confirming the date of receiving shall be considered the date of making the request. Should the request on calling the Extraordinary General Shareholders' Meeting be send by registered letter or other registered mail, date of its delivery to the addressee (provided that a signed acknowledgement of receipt is obtained) shall be considered the date of making the request.

Procedure of fixing the date of holding the meeting of the Issuer's supreme governing **body**:

An annual General Shareholders' Meeting shall be held not earlier than four months and not later than six months upon expiry of the fiscal year.

When preparing the General Shareholders' Meeting the Board of Directors of the Company shall determine:

- *Form of the General Shareholders' Meeting;*
- *Date, venue and time of the General Shareholders' Meeting as well as postal address for delivery of duly executed voting papers, in case the General Shareholders' Meeting being held by absentee voting – cut-off date of receiving the voting instruction cards and postal address for delivery of duly executed voting papers;*
- *Starting time of registration of the shareholders entitled to take part in the General Shareholders' Meeting;*
- *Cut-off date (date of making list of the shareholders entitled to take part in the General Shareholders' Meeting);*
- *Agenda of the General Shareholders' Meeting;*
- *Type (types) of preferred shares granting their holders the right to vote on the agenda issues of the General Shareholders' Meeting;*
- *Procedure for informing the shareholders on the General Shareholders' Meeting;*
- *List of information and materials to be submitted to shareholders when preparing the General Shareholders' Meeting and order of their presentation.*
- *Form and wording of a voting instruction card*

Extraordinary General Shareholders' Meeting shall be convened upon the resolution of the Board of Directors on its own initiative, at the request of the Auditing Committee, the Company's Auditor as well as of any shareholder or group of shareholders that owns 10 percent or more of the Company's total number of voting shares as at the date of making the request.

Extraordinary General Shareholders' Meeting to be convened at the request of the Auditing Committee, the Company's Auditor as well as of any shareholder or group of shareholders that owns 10 percent or more of the Company's total number of voting shares shall be held within the 40-days period from the date of making the request on its calling.

Parties entitled to put forward motions to the agenda of the meeting of the supreme governing body of the issuer, procedure of putting forward such motions:

Shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to put forward motions to the agenda of the annual General Shareholders' Meeting and to propose candidates to the Board of Directors of the Company and to the Auditing Commission of the Company, the number of which may not exceed the number of members of the respective

body as established by the Company's Charter. Such proposals shall be received by the Company within 60 (sixty) days after the termination of the fiscal year.

When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda, any shareholder or group of shareholders that owns 2 percent or more of the Company's total number of voting shares shall be entitled to nominate candidates to the Board of Directors in number not exceeding its quantitative structure determined by the present Charter. The names of candidates shall be submitted to the Company 30 days before the date of the extraordinary General Shareholders' Meeting at the latest.

Proposals on the issues to be inserted in the agenda of the Annual General Shareholders' Meeting and on nominating candidates to the Company's bodies to be elected by the General Shareholders' Meeting, and the requests on calling the Extraordinary General Shareholders' Meeting shall be delivered:

by mail to the address (seat) of the personal executive organ of the Company contained in the Common State Register of Juridical Persons;

personally (provided that a signed acknowledgement of receipt is obtained) to the person acting as the Company's individual executive organ, Chairman of the Company Board of Directors, Corporate Secretary of the Company or any other person being authorized to receive the written correspondence addressed to the Company;

by facsimile transmission.

Should the proposal on the issues to be inserted in the agenda of the Annual General Shareholders' Meeting and on nominating candidates to the Company's bodies elected by the General Shareholders' Meeting be send by mail, date at the postmark confirming the date of sending shall be considered the date of making the proposal.

Should the proposal on the issues to be inserted in the agenda of the Annual General Shareholders' Meeting and on nominating candidates to the Company's bodies to be elected by the General Shareholders' Meeting, or the request on calling the Extraordinary General Shareholders' Meeting be delivered personally (provided that a signed acknowledgement of receipt is obtained), date of such delivery shall be considered the date of making the proposal or request.

Parties entitled to get familiarized with the information (materials) provided for preparation and holding of the meeting of the supreme governing body of the Issuer, and procedure of getting familiarized with such information (materials):

The following information (materials) is provided to the persons entitled to participation in the General Shareholders' Meeting according to the procedure and to the address(es) indicated in the notification of the General Shareholders' Meeting:

- annual accounts and reports, including the opinion of the auditor and the conclusion of the Auditing Commission of the Company on the results of the audit of the annual accounts and reports;

- data on candidates to the Company's Board of Directors and the Company's Auditing Commission;

- draft amendments and additions to the Company's Charter or new edition of the Company's draft Charter;

- draft internal regulations of the Company;

- other draft documents, the adoption of which is provided for by draft resolutions of the General Shareholders' Meeting;

- draft resolutions of the General Shareholders' Meeting;

- other information (materials) required for submission in compliance with the active law;

- other information (materials) for taking decisions on the issues of the agenda of the General Shareholders' Meeting, included by the Board of Directors in the list of information (materials) provided to shareholders during preparation for the General Shareholders' Meeting.

8.1.5. Data on Commercial Organizations, in Which the Issuer Holds not Less Than 5 Per Cent of the Authorized Capital (Unit Fund) or at Least 5 Per Cent of Common Stock

1) Full registered name: "Armavir Communication Facilities Plant" Close Joint-Stock Company-Branch Establishment

Abbreviated name: "Armavir Communication Facilities Plant" CJSC

Location: 1a, Urupskaya St., Armavir, Krasnodar Region, 352903

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Ivan Ivanovich Ignatenko	1975	none	none
Belov Yuri Nikolaevich	1942	0.0003	none
Kuskov Vasiliy Grigoryevich	1947	0.0525	0.0658
Korobskoy Vladislav Vladimirovich	1974	none	none
Malyshev Vladimir Mikhailovich	1965	0.00007	0.0001

As of 30.06.2004 chairman of the Board of Directors is not elected

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kuskov Vasiliy Grigoryevich	1947	0.0525	0.0658

2) **Full registered name:** Closed Joint-Stock Company "Yugsvyazstroy"

Abbreviated registered name: CJSC "Yugsvyazstroy"

Location: 110/1, Ayvazovskogo St., Krasnodar 350040

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kushavina Julia Aleksandrovna	1974	none	none
Valeri Ivanovich Kurennoy	1954	none	none
Vladimir Mikhailovich Malyshev (chairman)	1965	0.00007	0.0001
Ivan Ivanovich Ignatenko	1975	none	none
Vladimir Eduardovich Skoblikov	1972	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Valeri Ivanovich Kurennoy	1954	none	none

3) **Full registered name:** "Interelectrosvyaz" Closed Joint Stock Company

Abbreviated registered name CJSC "Interelectrosvyaz"

Location: 5, 19 Partsyezda St., Volzhski, Volgograd Region

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization :

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kharlanov Alexey Leontyevich (bankruptcy manager)	1971	none	none

4) **Full registered name:** Closed Joint-Stock Company "Center of material and technical supplies"

Abbreviated registered name CJSC "CMTO"

Location: 5/2, Vishnyakovoy St., Krasnodar, 350 001

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization :

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Vladimir Eduardovich Skoblikov (chairman)	1972	none	none
Vasili Dmitrievich Voronov	1940	0.0699	0.0909
Julia Alexandrovna Kushavina	1974	none	none
Dmitry Georgievich Lyakh	1978	none	none
Vladimir Mikhailovich Malyshev	1965	0.00007	0.0001

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Vasili Dmitrievich Voronov	1940	0.0699	0.0909

5) **Full registered name:** Open Joint-Stock Company "Health-care complex "Orbita"

Abbreviated registered name "Health-care complex "Orbita" OJSC

Location: Olginka, Tuapse district, Krasnodar Region 352840

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Olga Yurievna Polulyakhova (chairman)	1970	none	none
Julia Alexandrovna Kushavina	1974	none	none
Dmitry Georgievich Lyakh	1978	none	none
Ivan Ivanovich Ignatenko	1975	none	none
Natalia Petrovna Bizyaeva	1977	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Konstantin Vladimirovich Yevtushenko	1969	none	none

6) **Full registered name:** "Intmashservice" Limited Company

Abbreviated registered name "Intmashservice" Ltd

Location: 8, Golubinskaya Str., Volgograd, 400131

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Diyanov Gennady Dmitrievich		0.00044	0.00052

7) **Full registered name:** "Factorial-99" Limited company

Abbreviated registered name " Factorial-99" Ltd

Location: 47, Bratski per., Rostov-on-Don 344082
The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: 0.00005%
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Krukhmalev Andrey Vladimirovich	1970	none	none

8) **Full registered name:** "Private security agency "Zashchita-S" Company with Limited Liability

Abbreviated registered name ChOP" Zashchita-S " Ltd

Location: 47/1, Sovetskaya St., Volgograd 400005

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Viktor Vasilyevich Nikiforov	1953	0.00005	0.00006

9) **Full registered name:** Limited Company "UTK-Finance"

Abbreviated registered name "UTK-Finance" Ltd

Location: 66, Karasunskaya St., Krasnodar 350000

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial

organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Ivan Ivanovich Ignatenko	1975	none	none

10) **Full registered name:** "Telesot-Alania" Closed Joint Stock Company

Abbreviated registered name "Telesot" CJSC

Location: 6, Gugkaeva St., Vladikavkaz , RSO-Alania, 362 035

The Issuer's share in the authorized capital of the commercial organization: 52,5%

Share of the common stock of the commercial organization owned by the Issuer: 52,5%

Share of the commercial organization in the authorized capital of the Issuer: none

Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Gasrataliev Ibadulla Gasratalievich (chairman)	1954	0.01574	0.0151
Kozhiev Taimuraz Beshtauovich	1968	0.00961	0.01216
Kiryachenko Ivan Kirillovich	1944	0.03713	0.04615
Kozhiev Beshtau Kanamatovich	1937	0.2212	0.2731
Korbanj Lyudmila Afanasievna	1958	0.02072	0.02186
Ivan Ivanovich Ignatenko	1975	none	none
Vladimir Eduardovich Skoblikov	1972	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kozhiev Taimuraz Beshtauovich	1968	0.00961	0.01216

11) **Full registered name:** "Stavtelecom named after V.I. Kuzminov" Open Joint Stock Company

Abbreviated registered name "Stavtelecom named after V.I. Kuzminov" OJSC

Location: 10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia

The Issuer's share in the authorized capital of the commercial organization: 81 %

Share of the common stock of the commercial organization owned by the Issuer: 81%

Share of the commercial organization in the authorized capital of the Issuer: none

Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Bekasov Kirill Borisovich (chairman)	1959	none	none
Sapelkina Galina Nikolaevna	1953	none	none
Zavyazkin Roman Alexeevich	1974	0.00001	none
Kozin Vladimir Vladimirovich	1970	none	none
Lazarenko Pavel Stepanovich	1934	none	none
Kolushov Vladimir Nikolaevich	1979	none	none
Poyarkov Ivan Sergeevich	1976	none	none

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Dynkin Pavel Borisovich	1973	none	none
Martynenko Nikolai Vladimirovich	1971	0.00015	0.00011

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Zemtsev Alexander Vladimirovich	1957	0.00203	0.0019

12) **Full registered name:** "Volgograd-GSM" Closed Joint Stock Company

Abbreviated registered name "“Volgograd-GSM" CJSC

Location: 9, Mira St., Volgograd 400 131

The Issuer's share in the authorized capital of the commercial organization: 50 %

Share of the common stock of the commercial organization owned by the Issuer: 50%

Share of the commercial organization in the authorized capital of the Issuer: 0.0150%

Share of the common stock of the Issuer owned by the commercial organization: 0.0160%

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Antonov Anatoli Ivanovich (chairman)	1938	0.02235	0.02861
Skoblikov Vladimir Eduardovich	1972	none	none
Kiryushin Gennadi Vasilyevich	1949	none	none
Tareeva Larisa Valeryevna	1977	none	none
Girev Andrei Vitalyevich	1973	none	none
Skvortsov Boris Vladimirovich	1941	none	none

Personal membership of the collective executive body of this commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Vetyutnev Alexander Mikhailovich (chairman)	1948	none	none
Yushkin Sergei Vasilievich	1968	none	none
Bychenkova Tatiana Vyacheslavna	1957	none	none
Popkov Sergey Viktorovich	1961	none	none
Krutov Sergey Borisivich	1961	none	none
Taldikin Dmitri Vladimirovich	1972	none	none

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Vetyutnev Alexander Mikhailovich	1948	none	none

13) **Full registered name:** "Stavropolskaya Sotovaya Svyaz" Closed Joint-Stock Company

Abbreviated registered name "SSS" CJSC

Location: 10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia

The Issuer's share in the authorized capital of the commercial organization: 50 %

Share of the common stock of the commercial organization owned by the Issuer: 50%

Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Pshenichnaya Lyudmila Ivanovna	1948	0.00375	0.00078
Vladimir Eduardovich Skoblikov	1972	none	none
Ivan Ivanovich Ignatenko	1975	none	none
Bizyaeva Natalia Petrovna	1977	none	none

The chairman of the Board of Directors is not elected.

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Churkin Valeri Viktorovich	1960	none	none

14) **Full registered name:** "TeleRoss-Volgograd" Closed Joint-Stock Company
Abbreviated registered name " TeleRoss-Volgograd " CJSC
Location: 16, Mira Str., Volgograd 400 131
The Issuer's share in the authorized capital of the commercial organization: 50 %
Share of the common stock of the commercial organization owned by the Issuer: 50%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kudryavtsev Alexander Georgievich (co-chairman)	1954	none	none
Malyarenko Arthur Nikolaevich (co-chairman)	1967	0.00106	0.00009
Skoblikov Vladimir Eduardovich	1975	none	none
Patoka Andrey Yevgenievich	1969	none	none

As of 30.09.2004 chairman of the Board of Directors is not elected

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Marshanin Viktor Andreevich	1955	none	none

15) **Full registered name:** Closed Joint-Stock Company "TeleRoss-Kubanelectrosvyaz"
Abbreviated registered name " TeleRoss-Kubanelectrosvyaz " CJSC
Location: 110/1,Aivazovskogo St., Krasnodar 350 040
The Issuer's share in the authorized capital of the commercial organization: 50 %
Share of the common stock of the commercial organization owned by the Issuer: 50%

Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization :

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Sergey Nikolaevich Basantsev	1951	0.0891	0.09862
Ivan Fyodorovich Ignatenko	1945	0.0346	0.0399
Alexander Petrovich Shipulin	1953	0.0357	0.03858
Alexander Georgievich Kudryavtsev (chairman)	1954	none	none
Patoka Andrey Yevgenievich	1969	none	none
Butenko Anatoliy Ivanovich	1947	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Yelistratov Boris Yakovlevich	1947	0.01284	0.013

16) **Full registered name:** "ZanElCom" Closed Joint-Stock Company
Abbreviated registered name " ZanElCom " CJSC
Location: 7/2, Novolesnaya Str., Moscow 103055 Russia
The Issuer's share in the authorized capital of the commercial organization: 45 %
Share of the common stock of the commercial organization owned by the Issuer: 45%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Yermokhin Andrey Dmitrievich	1954	none	none

17) **Full registered name:** "Mobilnie kommunikatsii" Closed Joint-Stock Company
Abbreviated registered name "Mobilcom" CJSC
Location: 14, M. Gorky Str., Vladikavkaz RSO-A
The Issuer's share in the authorized capital of the commercial organization: 35 %
Share of the common stock of the commercial organization owned by the Issuer: 35%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of	Share in the Issuer's	Share of the Issuer's

	birth	authorized capital, %	voting shares, %
Dzakhcev Alan Yurjevich (chairman)	1972	0.00041	0.00054
Kiryachenko Igor Ivanovich	1970	0.00607	0.0063
Kolesnik Alexander Mikhailovich	1957	0.00783	0.00878

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kolesnik Alexander Mikhailovich	1957	0.00783	0.00878

18) **Full registered name:** "Stavropolskoe Kommercheskoe Efirnoe Televidenie" Open Joint-Stock Company

Abbreviated registered name OJSC "SKET"

Location: 4, Tukhachevskogo Str., Stavropol, Stavropol Territory, 355035 Russia

The Issuer's share in the authorized capital of the commercial organization: 26.82 %

Share of the common stock of the commercial organization owned by the Issuer: 26.82%

Share of the commercial organization in the authorized capital of the Issuer: none

Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Chausova Galina Nikolaevna (chairman)	1967	none	none
Kapustyanski Nikolay Larionovich	1941	none	none
Rezinko Yuriy Petrovich	1962	none	none
Nikolaev Sergei Nikolaevich	1966	none	none
Korobskoi Vladislav Vladimirovich	1974	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Rezinko Yuri Petrovich	1962	none	none

19) **Full registered name:** "Yug-Giprosvyaz" Limited Company

Abbreviated registered name " Yug-Giprosvyaz " Ltd

Location: 67, Gagarin Str.,Krasnodar 350062

The Issuer's share in the authorized capital of the commercial organization: 24 %

Share of the common stock of the commercial organization owned by the Issuer: 24%

Share of the commercial organization in the authorized capital of the Issuer: none

Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Polnikov Aleksander Ilyich (Chairman)	1943	none	none

Semin Aleksei Vitalievich	1963	none	none
Loshmanov Yevgeniy Valeryevich	1961	none	none
Malyshev Vladimir Mikhailovich	1965	0.00007	0.0001
Serbina Olga Vladimirovna	1961	0.00003	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Serbina Olga Vladimirovna	1961	0.00003	none

20) **Full registered name:** "Telekinokompania IR" Closed Joint-Stock Company

Abbreviated registered name "Telekinokompania IR" CJSC

Location: 2-a, Osetinskaya gorka Str., Vladikavkaz RSO-A 362007

The Issuer's share in the authorized capital of the commercial organization: 23.5 %

Share of the common stock of the commercial organization owned by the Issuer: 23.5%

Share of the commercial organization in the authorized capital of the Issuer: none

Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Tukaev Eduard Albegovich (chairman)	1950	none	none
Kozhiev Beshtau Kanamatovich	1937	0.2212	0.2731
Tavasiev Vladimir Mukharbekovich	1949	none	none
Obukhan Mikhail Ivanovich	1952	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Tavasiev Vladimir Mukharbekovich	1949	none	none

21) **Full registered name:** "Kabardino-Balkarskiy GSM" Closed Joint-Stock Company

Abbreviated registered name "Kabardino-Balkarskiy GSM" CJSC

Location: 14, pr. Shogentsukova, Nalchik, 360051

The Issuer's share in the authorized capital of the commercial organization: 20 %

Share of the common stock of the commercial organization owned by the Issuer: 20%

Share of the commercial organization in the authorized capital of the Issuer: none

Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Shukhostanov Murat Amdulkhamidovich (chairman)	1973	none	none
Karetin Vadim Grigoryevich	1949	0.02691	0.03495

Onufriev Nikolay Nikolaevich	1947	none	none
Tanashev Ruslan Sultanovich	1964	0.00193	0.00237

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Shukhostanov Murat Amdulkhamidovich	1973	none	none

22) **Full registered name:** "Karachaevo-CherkesskTeleSot" Closed Joint-Stock Company

Abbreviated registered name "Karachaevo-CherkesskTeleSot" CJSC

Location: 147, Lenin pr., Cherkessk, Karachaevo-Cherkessian Republic, 369000

The Issuer's share in the authorized capital of the commercial organization: 20 %
Share of the common stock of the commercial organization owned by the Issuer: 20%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Karetin Vadim Grigoryevich (chairman)	1949	0.0269	0.0349
Onufriev Nikolay Nikolaevich	1947	none	none
Manych Aleksey Aleksandrovich	1974	none	none
Ostroukhov Nikolay Vasiljevich	1949	0.0031	0.0036

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Akbashev Alexander Ayubovich	1937	0.00018	0.00024

23) **Full registered name:** "Rostelegraph" Closed Joint-Stock Company

Abbreviated registered name " Rostelegraph " CJSC

Location: 7, Tverskaya Str., Moscow 103375

The Issuer's share in the authorized capital of the commercial organization: 15.68 %
Share of the common stock of the commercial organization owned by the Issuer: 15.68%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Martirosyan Vaag Artavazdovich (chairman)	1951	none	none
Rybakina Olga Matveevna	1955	none	none
Kuzmenko Yuri Vasilyevich	1949	none	none

Tokarenko Sergei Andreevich	1960	none	none
Grib Anatoli Viktorovich	1961	none	none
Mamontov Oleg Valentinovich	1963	none	none
Prilipko Viktor Ivanovich	1944	none	none
Nozdrin Vladimir Viktorovich	1950	none	none
Martynenko Nikolay Vladimirovich	1971	0.00015	0.00011

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Prilipko Viktor Ivanovich	1944	none	none

24) **Full registered name:** Joint-Stock Commercial Bank “Krasnodarbank”

Abbreviated registered name AKB “Krasnodarbank”

Location: 70, Karasunskaya St., Krasnodar , 350000

The Issuer's share in the authorized capital of the commercial organization: 13.5 %
Share of the common stock of the commercial organization owned by the Issuer: 13.5%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Pugachev Yevgeni Alexeevich (Manager)	1952	none	none

25) **Full registered name:** “Startcom” Closed Joint-Stock Company

Abbreviated registered name "Startcom" CJSC

Location: 6, 2nd Spasonalikovski per., Moscow-49 117909

The Issuer's share in the authorized capital of the commercial organization: 11.1 %
Share of the common stock of the commercial organization owned by the Issuer: 11.1%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization :

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Razumovskiy Lev Grigoryevich	1962	none	none

26) **Full registered name:** " Astrakhan Independent TV and radio broadcasting company "TRANK" Close Joint-Stock Company

Abbreviated registered name "TRANK" CJSC

Location: 3, Studencheskaya Str., Astrakhan 414 004

The Issuer's share in the authorized capital of the commercial organization: 10 %
Share of the common stock of the commercial organization owned by the Issuer: 10%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Nikitina Lyudmila Ivanovna (chairman)	1951	0.01585	0.00096
Petrov Alexei Vladimirovich	1963	none	none
Kudrev Vadim Vasilyevich	1960	none	none
Prachkina Lyudmila Vladimirovna	1949	0.00827	0.00149
Kollontai Mikhail Vladimirovich	1960	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kononenko Iraida Pavlovna	1946	0.00941	0.00953

27) **Full registered name:** "Astrakhan Page" Limited Company

Abbreviated registered name "Astrakhan Page" Ltd

Location: 16, Trusova Str., Astrakhan 414000

The Issuer's share in the authorized capital of the commercial organization: 10 %
Share of the common stock of the commercial organization owned by the Issuer: 10%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Lytsev Alexander Petrovich	1965	none	none

28) **Full registered name:** " Nalchikskaya sotovaya set " Closed Joint Stock Company

Abbreviated registered name "NSS" CJSC

Location: 14, Shogentsukova Str., Nalchik 360051

The Issuer's share in the authorized capital of the commercial organization: 6 %
Share of the common stock of the commercial organization owned by the Issuer: 6%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kataya Dmitriy Valeryevich (chairman)	1956	none	none
Zashakuev Timur Zukarneevich	1955	none	none
Tanashev Ruslan Sultanovich	1960	0.00193	0.00237
Shkurko Georgy Sergeevich	1960	none	none

Personal membership of the collective executive body of this commercial organization:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Avagumyan Benyamin Suleimanovich	1942	none	none

8.1.6. Data on Material Transactions Made by the Issuer

Any material transaction (groups of interrelated transactions) the amount of commitments under which is 10 and more per cent of the balance value of the issuer's assets according to its accounts for the last completed period under report, preceding the date of the transaction:

3rd quarter of 2004

No such transactions

8.1.7. Data on Credit Ratings of the Issuer

Information on assignment to the Issuer and-or securities of the Issuer of a credit rating (ratings) during the last 5 completed financial years:

Object of assigning the credit rating: ***Issuer***

a) Credit rating as at the date of expiry of the last quarter under report:

Long-term corporate credit rating "B-" according to international standards

Long-term corporate credit rating "ruBBB-" according to Russian standards

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	Credit rating
27.12.2001	long-term local and foreign currency corporate credit ratings "CCC+"
02.04.2003	Raise of long-term corporate credit rating to 'B-' from 'CCC+'.
06.08 2003	Assignment of long-term corporate credit rating "ruBBB" according to Russian standards
10.02 2004	Outlook of UTK ratings was changed from "Stable" to "Negative".

	"B-" long-term corporate credit rating of "Southern Telecommunications Company" PJSC according to international standards was confirmed. Russia national scale rating of PJSC "Southern Telecommunications Company" was decreased from "ruBBB" to "ruBBB-".

Full and abbreviated registered names, location of organization that assigned the credit rating:

Company " Standard & Poor's International Services Inc." (Standard & Poor's)

Location: *9th floor, 11, Gogolevskiy bulvar, Moscow, 121019.*

Brief description of the method of assigning the credit rating:

Issuer's credit rating according to Standard & Poor's international scales expresses the current opinion on general credit capacity of the Issuer of bonds, underwriter or guarantee, business partner, its ability and intention to service its debt in full and in due time.

Standard & Poor's assigns ratings on the basis of transparent methodology taking into consideration quantitative and qualitative factors, financial risks and business risks only if there is sufficient information.

Depending on categories of issuers and type of rating, there are different methods of Standard & Poor's rating assignment. Thus, in the case of companies, the characteristics of the business (market, position in competition, management and strategy) are analyzed, as well as the financial profile (financial policy, profitability, capital structure, cash flow indices, financial flexibility).

Standard & Poor's Russian national credit rating scale serves issuers, insurers, counterparties, intermediaries and investors in the Russian financial market by providing both Debt Credit Ratings which apply to a specific debt instrument, and Enterprise Credit Ratings which apply to an obligor (i.e., borrower, guarantor, insurer, or other provider of credit enhancement). The Russian national credit rating scale uses Standard & Poor's global rating symbols with the addition of "ru" prefix to denote "Russia" and the scale's focus on Russian financial markets. The criteria employed for determining ratings on the Standard & Poor's Russian National Scale are broadly similar to those employed on the Standard & Poor's Global Scale.

However, certain direct sovereign risk considerations weigh less heavily on the Standard & Poor's Russian National Scale than on the global scale. For example, some types of sovereign risk considerations that can adversely affect all Russian obligors equally are not considered within the bounds of Standard & Poor's National Scale. Indeed, sovereign risk is examined only in a local context relative to the credit risk of other Russian obligors. As a result, the Standard & Poor's Russian National Scale is not directly comparable to Standard & Poor's global scale or to any other national rating scale.

Other information about the credit rating specified at the Issuer's own discretion:

The rating action of 02.04.2003 reflects the net benefits of the merger of Southern Telecom with nine other fixed-line incumbents in the southern region of Russia that are controlled by the state-owned holding Svyazinvest. The merger has resulted in a stronger competitive position and improved business profile for the company. The outlook is stable. The new company--which had approximately 3x greater revenues of about $331 million in 2002 --should benefit from its larger scale by receiving better terms from vendors of telecoms equipment. The merger will also give it a stronger market position that is less vulnerable to weaknesses in a particular area or customer segment, and make it easier to access capital markets.

Offsetting these gains to some extent is the fact that the enlarged service area has marginally less attractive average market characteristics and will require integration work and additional investments to reconcile and improve network characteristics to a more uniform level across the whole area. It is expected that Southern Telecom will continue with its structural reorganization, management improvement, and network modernization, and that it will execute its business plan without materially weakening its financial profile and ability to service its debt obligations.

A manageable increase in debt is already factored into the rating on Southern Telecom. The rating assumes, however, that operating cash flow will be sufficient to service debt in the short-term and that the company can return to free operating cash flow generation in the medium term as network investments are completed.

On August 6, 2003 Standard & Poor's assigned its "ruBBB" Russia national scale rating to "Southern Telecommunications Company" PJSC. At the same time Standard & Poor's assigned its "ruBBB" Russia national scale rating to "UTK" PJSC proposed Russian ruble 1.5 billion senior unsecured bond issue due 2006. The proceeds from the bond issue will be used to finance RUR 5 billion capital expenditure program in 2003 which will further upgrade the company's outdated network and expand its network capacity.

The ratings continue to be supported by "UTK" PJSC dominant market share as the main provider of essential telecoms services in the southern region of the Russian Federation and progress in enabling the provision of a wider range of higher-quality services. Standard & Poor's expects "UTK" PJSC to increase its debt to a manageable level without materially weakening its financial profile and ability to service its debt obligations.

On 10.02.2004 Standard and Poor's changed the outlook of UTK ratings from "Stable" to "Negative" that reflected expectations of the rapid growth of a negative operating cash flow and debt obligations in 2003.

At the same time Standard and Poor's confirmed its "B-" long-term credit rating of "UTK" PJSC according to international scale, but decreased Russia national scale credit ratings of the Company and its senior unsecured bond issues from "ruBBB" to "ruBBB-".

Credit analyst of Standard and Poor's Pavel Kochanov noted:"Increase in a negative free operating cash flow and debt obligations has exceeded initial expectations of Standard and Poor's; similar changes in financial position of "UTK" PJSC can be continued in 2004 ".

The aggressive investment policy is aimed at essential increase in revenues from traditional telecommunications services and new non-regulated telecommunications services, however Standard and Poor's believes, that impact of capital investments on revenue growth and profitability of the Company in the next several years are uncertain at the given stage. Demand for new telecommunications services due to which the Company expects to increase proceeds, and also revenue growth from extension of the subscriber base can appear not so optimistic.

As of 30 September 2003 (according to RAS) total debt of the Company made 8.44 billion roubles. Standard and Poor's assumes, that the size of the debt could increase up to 12 billion roubles, and total debt to EBITDA ratio as of 31 December 2003 could exceed 2.5 times.

"The aggressive financial policy will probably continue to result in debt growth and significant negative free operating cash flow in the immediate future, - Pavel Kochanov added. - Ability of the Company to increase revenues and profitability by means of the intensive investment program while maintaining satisfactory liquidity level will be the key factor for the Company's rating within one year".

б) Credit rating as at the expiry date of the quarter under report:

Long-term national- scale credit rating of Baa3 (rus).

Short-term Russia- scale credit rating of RUS-3.

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	Credit rating
12.04.2004	Interfax Rating Agency in association with Moody's Investors Service assigned a long-term national- scale credit rating of Baa3 (rus) and short-term rating of RUS-3 to "Southern Telecommunications Company" PJSC.

Full registered name of organization that assigned the credit rating: ***private Joint –Stock Company "Interfax Rating Agency"***

Abbreviated registered name: ***CJSC "RA Interfax"***

Location *building 1, 2, 1-st Tverskaya-Yamskaya Str., Moscow, 127006*

Brief description of the method of assigning the credit rating:

Issuer's credit rating expresses the current opinion on its ability and intention to service its debt in full and in due time.

Interfax rating agency (IRA) assigns credit ratings to the Russian companies according to national scale of the agency. Credit rating of IRA is an instrument allowing local investors to differentiate credit risks of various Russian borrowers as well as their obligations. Such borrowers and obligations can turn out to be indistinguishable when using international ratings which takes into consideration country risks. IRA national scale credit ratings do not take into account some country risks, in particular, risk of introduction of governmental restrictions on transfer of foreign currency abroad, as well as other system-defined risks relating equally to all borrowers in Russia.

Quantitative analysis plays an important role when assigning credit rating to a company, however assignment of a credit rating is not reduced to application of some universal formula including a number of quantity indicators. IRA pays special attention to qualitative analysis of existing and future credit risks to which companies and their obligations are subject. Experts of IRA make their final opinion on a company's credit status on the basis of the qualitative analysis of risk factors and possible changes in the environment of the company's activity which may result in the company's default on its obligations. Great attention is paid to comparison of the company being under rating procedure with other companies of the sector and-or special group of companies. The main object of the analysis is the company's ability to generate cash flow sufficient for financing urgent investments, dividend payments and debt service.

When assigning a credit rating, experts of IRA usually rely on the information about the activity of a company being under rating procedure including on its financial accounts for the last 3-5 years as well as use corresponding forecasts both of a company's specialists and of its own.

The basic aspects of the analysis of companies' credit status are the following:

- ***sector risks,***
- ***political and regulatory risks,***
- ***market position of the company and its business efficiency,***
- ***management quality,***
- ***ownership structure,***
- ***financial risk.***

Other data on the credit rating specified by the Issuer at its own discretion:

Credit ratings have been assigned in association with international rating agency Moody's Investors Service.

The rating reflects UTK' s strong position on the telecommunications market of the Southern Federal District; the company's strengthening position on the fast-growing and lucrative segment of the market for new communications services; improved technical condition of networks; and opportunity to receive support from the state. The rating is constrained by government tariff regulation, aggressive investment policy, growing competition from alternative telecoms providers.

в) Credit rating as at the expiry date of the quarter under report:

B3 senior implied rating (Outlook – "Stable)

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	Credit rating
26.07.2004	B3 senior implied rating (Outlook – "Stable)

Full registered name of organization that assigned the credit rating: ***Moody's Investor Services Ltd.***

Abbreviated registered name: *Moody's*

Location: *2 Minster Court, Mincing Lane, London, EC3R 7XB, UK*

Brief description of the method of assigning the credit rating:

Rating methodology consists in expressing the opinion of the rating agency whether an issuer is able to pay its debts in due time and revealing the stable cash flow to debt ratio. Rating methodology includes the following main criteria:

- *State support (participation of the state in the Company). The principle is to analyze a degree of participation of the state in the Company. Companies which are completely privatized as well as state corporations are not supported;*
- *Degree of the state regulation of the market. The principle partly follows from the previous one – influence of the state regulation can not correspond with the conditions of the market economy;*
- *Competitive Environment. The principle is to esimate the potential of theregional market;*
- *Management potential. The principle is to estimate the ability of the management to make correct decisions in the conditions of the market dynamics (market adaptation);*
- *Management strategy. The principle – the strategy should reflect viability of the approved plans of the Company, taking into account every possible risks;*
- *Diversification strategy. The principle is to reveal the signs of the business diversification;*
- *Financial management. The principle is to control the conformity of made (planned) capital investments with the amount of attracted funds;*
- *Financial showing. The principle – the higher the indicators providing duly debt services (debt + interest), the better. Regular costs control and outstripping growth of revenues over expenses.*
- *Stock market strategy. The principle is the ability of the Company to generate its own sources of circulating assets (as the factor of the liquidity growth).*

The Company's credit rating is determined on the basis of analysis and combination of the given principles.

Other information about the credit rating specified at the Issuer's own discretion:

No other information

2) Object of assigning the credit rating: bonds

Type, category, series, form and other descriptors of the securities: series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

State registration No. of the securities issue: 4-06-00062-A

Date of state registration: November 28, 2003

Credit rating as at the date of expiry of the last quarter under report:

Long-term corporate credit rating "ruBBB-" according to Russia national scale

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	Credit rating
10.02.2004	"ruBBB-" Russia national scale rating was assigned

Full and abbreviated registered names, location of organization that assigned the credit rating:

Company " Standard & Poor's International Services Inc." (Standard & Poor's)

Location: *9th floor, 11, Gogolevskiy bulvar, Moscow, 121019.*

Brief description of the method of assigning the credit rating:

Standard & Poor's Russian national credit rating scale serves issuers, insurers, counterparties, intermediaries and investors in the Russian financial market by providing both Debt Credit Ratings which apply to a specific debt instrument, and Enterprise Credit Ratings which apply to an obligor (i.e., borrower, guarantor, insurer, or other provider of credit enhancement). The Russian national credit rating scale uses Standard & Poor's global rating symbols with the addition of "ru" prefix to denote "Russia" and the scale's focus on Russian financial markets. The criteria

employed for determining ratings on the Standard & Poor's Russian National Scale are broadly similar to those employed on the Standard & Poor's Global Scale.

However, certain direct sovereign risk considerations weigh less heavily on the Standard & Poor's Russian National Scale than on the global scale. For example, some types of sovereign risk considerations that can adversely affect all Russian obligors equally are not considered within the bounds of Standard & Poor's National Scale. Indeed, sovereign risk is examined only in a local context relative to the credit risk of other Russian obligors. As a result, the Standard & Poor's Russian National Scale is not directly comparable to Standard & Poor's global scale or to any other national rating scale.

Other information about the credit rating specified at the Issuer's own discretion:

No additional information.

э) Type, category, series, form and other descriptors of the securities: ***series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

State registration No. of the securities issue: ***4-05-00062-A, 4-06-00062-A***

Date of state registration: ***August 15, 2003; November 28, 2003***

Credit rating as at the date of approval of the Emissive prospectus:

Long-term national scale credit rating Baa3 (rus)

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	Credit rating
12.04.2004	Long-term national scale credit rating Baa3 (rus) was assigned

Full registered name of organization that assigned the credit rating: ***private Joint –Stock Company "Interfax Rating Agency"***

Abbreviated registered name: ***CJSC "RA Interfax"***

Location: ***building 1, 2, 1-st Tverskaya-Yamskaya Str., Moscow, 127006***

Brief description of the method of assigning the credit rating:

Credit rating of a bonded issue or type of the company's bonded issues expresses the current opinion on its credit status relating to such bonded issue/type of bonded issues.

Interfax rating agency (IRA) assigns credit ratings to the Russian companies according to national scale of the agency. Credit rating of IRA is an instrument allowing local investors to differentiate credit risks of various Russian borrowers as well as their obligations. Such borrowers and obligations can turn out to be indistinguishable when using international ratings which takes into consideration country risks. IRA national scale credit ratings do not take into account some country risks, in particular, risk of introduction of governmental restrictions on transfer of foreign currency abroad, as well as other system-defined risks relating equally to all borrowers in Russia.

Credit rating of a separate obligation (bonded issue) cannot coincide with the company's credit rating because it must take into account the issue's structure, degree of security of the rights of the creditor under the obligation, credit status of underwriters of the bonded issue. If the bond issue is objectively secure enough, that is, provides for certain forms of risks reduction such as, for example, reliable security, then credit rating of the obligation can be higher than the rating of the borrower.

Quantitative analysis plays an important role when assigning credit rating to a company, however assignment of a credit rating is not reduced to application of some universal formula including a number of quantity indicators. IRA pays special attention to qualitative analysis of existing and future credit risks to which companies and their obligations are subject. Experts of IRA make their final opinion on a company's credit status on the basis of the qualitative analysis of risk factors and possible changes in the environment of the company's activity which may result in the company's default on its obligations. Great attention is paid to comparison of the company being under rating procedure with other companies of the sector and-or special group of companies. The main object of

the analysis is the company's ability to generate cash flow sufficient for financing urgent investments, dividend payments and debt service.

When assigning a credit rating, experts of IRA usually rely on the information about the activity of a company being under rating procedure including on its financial accounts for the last 3-5 years as well as use corresponding forecasts both of a company's specialists and of its own.

The basic aspects of the analysis of companies' credit status are the following:

- *sector risks,*
- *political and regulatory risks,*
- *market position of the company and its business efficiency,*
- *management quality,*
- *ownership structure,*
- *financial risk.*

Other data on the credit rating specified by the Issuer at its own discretion:

Credit ratings have been assigned in association with international rating agency Moody's Investors Service.

The rating reflects UTK' s strong position on the telecommunications market of the Southern Federal District; the company's strengthening position on the fast-growing and lucrative segment of the market for new communications services; improved technical condition of networks; and opportunity to receive support from the state. The rating is constrained by government tariff regulation, aggressive investment policy, growing competition from alternative telecoms providers.

c) Type, category, series, form and other descriptors of the securities: ***series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

State registration No. of the securities issue: ***4-05-00062-A, 4-06-00062-A***

Date of state registration: ***August 15, 2003; November 28, 2003***

Credit rating as at the expiry date of the quarter under report:

Caa1 senior implied rating (Outlook – "Stable)

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	**Credit rating**
26.07.2004	Caa1 senior implied rating (Outlook – "Stable)

Full registered name of organization that assigned the credit rating: ***Moody's Investor Services Ltd.***

Abbreviated registered name: ***Moody's***

Location: ***2 Minster Court, Mincing Lane, London, EC3R 7XB, UK***

Brief description of the method of assigning the credit rating:

Rating methodology consists in expressing the opinion of the rating agency whether an issuer is able to pay its debts in due time and revealing the stable cash flow to debt ratio. Rating methodology includes the following main criteria:

- ***State support (participation of the state in the Company). The principle is to analyze a degree of participation of the state in the Company. Companies which are completely privatized as well as state corporations are not supported;***
- ***Degree of the state regulation of the market. The principle partly follows from the previous one – influence of the state regulation can not correspond with the conditions of the market economy;***
- ***Competitive Environment. The principle is to esimate the potential of theregional market;***

- *Management potential. The principle is to estimate the ability of the management to make correct decisions in the conditions of the market dynamics (market adaptation);*

- *Management strategy. The principle – the strategy should reflect viability of the approved plans of the Company, taking into account every possible risks;*

- *Diversification strategy. The principle is to reveal the signs of the business diversification;*

- *Financial management. The principle is to control the conformity of made (planned) capital investments with the amount of attracted funds;*

- *Financial showing. The principle – the higher the indicators providing duly debt services (debt + interest), the better. Regular costs control and outstripping growth of revenues over expenses.*

- *Stock market strategy. The principle is the ability of the Company to generate its own sources of circulating assets (as the factor of the liquidity growth).*

The Company's credit rating is determined on the basis of analysis and combination of the given principles.

Other information about the credit rating specified at the Issuer's own discretion:

No other information

8.2. Data on Each Category of Issuer's Shares

Category: ***ordinary***

Form: ***registered non-documentary***

Face value, ***RUR: 0.33***

Number of shares in circulation (number of shares that are not retired or cancelled) (pcs.):

2 960 512 964

Number of extra shares in the process of floatation (number of shares of the extra issue, for which there has been no state registration of the report of the results of their issue, shares: ***0***

Number of declared shares: ***130 814 345***

Number of shares on the issuer's balance sheet: ***0***

Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options: ***0***

Data on the state registration of the issue:

Date of state registration: ***09.09.2003 (dates of the state registration numbers of associated issues: 27.12.1997, 15.08.2002).***

State registration No: ***1-03-00062-A (state registration numbers of associated issues: 1-04-00062-A, 1-05-00062-A, 1-06-00062-A, 1-07-00062-A, 1-08-00062-A, 1-09-00062-A, 1-10-00062-A, 1-11-00062-A, 1-12-00062-A, 1-13-00062-A).***

Rights granted by shares to their holders:

Each ordinary share grants the shareholder – its owner -the equal scope of rights. Each ordinary shareholder shall be entitled:

- to take part in General Shareholders' Meeting pursuant to the current legislation of the Russian Federation;

- to receive dividends according to the order determined by the current Russian legislation and the present Charter in case the Company announces their payment;

- to get the portion of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares owned by him;

- to have free access to the Company's documents pursuant to paragraph 1 of Article 89 of the Federal Law "On Joint-stock Companies" in order determined by Article 91 of the aforementioned Law;

- to demand confirmation of a shareholder's rights for shares from the Registrar in the form of issue of an excerpt from the register of the Company's shareholders.

- to get information about all records on his personal account from the Registrar and other information stipulated by the legislation of the Russian Federation regulating the order of keeping the register of shareholders;

- to alienate the shares held by him without consent of the Company and other shareholders;

- to bring suits to the courts because of violation of his civil rights including demand of recovery of damages from the Company;

- to demand redemption by the Company of all or part of shares held by him in cases and in order stipulated by the current legislation of the Russian Federation;

- to sell his shares to the Company in case the Company decided to buy them;

- to demand from the Company an excerpt from the list of shareholders entitled to take part in the General Shareholders' Meeting containing information about a shareholder;

- to exercise his right of priority when acquiring extra shares distributed by public subscription and emissive securities convertible into shares in proportion to the quantity of shares owned by him;

Any shareholder that owns 1% or more of the Company's voting shares is entitled to demand information from the Registrar about the name of shareholders registered in the list and about the number, category and par value of shares held by them (this information does not include the shareholders' addresses).

Any shareholder or group of shareholders that owns 1% or more of the Company's placed ordinary shares is/are entitled to bring suits against a member of the Company's Board of Directors, individual executive body, member of the collective executive body as well as managing organization or manager demanding indemnification of expense which may arise out of any act or failure to act of the aforementioned persons.

Shareholders that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of natural persons and Postal addresses can be given only by their expressed assent.

Any shareholder or group of shareholders that owns 2% or more of the Company's total number of voting shares is/are entitled to place issues for the annual General Shareholders' Meeting's agenda and to nominate candidates to the Company's governing and supervising bodies. When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda the aforementioned shareholders are entitled to nominate candidates to the Board of Directors.

Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares at the submission date is/are entitled to demand calling an Extraordinary General Shareholders' Meeting by the Company's Board of Directors. In case the Board of Directors does not approve the resolution on calling an Extraordinary General Shareholders' Meeting within the period defined by the current legislation of the Russian Federation and the present Charter or approves the resolution on refusal to call it, the Extraordinary General Shareholders' Meeting can be called by the aforementioned shareholder(s).

Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares is/are entitled to request at any time audit of the Company's financial and economic activities.

Any shareholder or group of shareholders that owns 25% or more of the Company's total number of voting shares is/are entitled to have free access to the Company's accounting records and the minutes of the Management Board's meetings and to obtain copies of the aforesaid documents.

Shareholders – holders of the Company's ordinary shares are granted other rights as stipulated by the current legislation of the Russian Federation, other legal documents and the present Charter.

Other information about shares specified at the Issuer's own discretion:

Data on the state registration of the report on the results of the issue:

Registration date: 26.02.2002

State registration was made by: FCSM of Russia

Category: *preferred*

Type: *A*

Form: *registered non-documentary*

Face value, RUR: *0.33*

Number of shares in circulation (number of shares that are not retired or cancelled) (pcs.): *972 151 838*

Number of extra shares in the process of floatation (number of shares of the extra issue, for which there has been no state registration of the report of the results of their issue, shares: *0*

Number of declared shares: *32 711 532*

Number of shares on the issuer's balance sheet: *0*

Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options: *0*

Data on the state registration of the issue:

Date of state registration: *09.09.2003 (dates of the state registration numbers of associated issues: 27.12.1997, 15.08.2002).*

State registration No: *2-03-00062-A (state registration numbers of associated issues: 2-04-00062-A, 2-05-00062-A, 2-06-00062-A, 2-07-00062-A, 2-08-00062-A, 2-09-00062-A, 2-10-00062-A, 2-11-00062-A, 2-12-00062-A).*

Rights granted by shares to their holders:

Each preferred Type A share shall grant its holder equal scope of rights.

Holders of preference Type A shares shall be entitled to receive annual fixed dividend except for the cases specified by the present Charter. The total amount to be paid as dividend on each of preference Type A share is set to be 10% of the net profit of the Company in the last fiscal year divided by the number of shares accounting for 25% of the charter capital of the company. If the amount of dividend paid by the Company on each ordinary share in a certain year exceeds the amount to be paid as dividend on each preference Type A share, the latter shall be increased up to the amount of dividend paid on the ordinary shares.

The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right if the issues of reorganization or liquidation of the Company are to be resolved or if the Meeting shall decide on introduction of amendments and additions to the Charter of the Company restricting the rights of holders of this type of shares.

The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right on all issues within its authority, starting from the annual General Shareholders' Meeting following the Meeting at which a resolution to pay dividend on this type of preferred shares was not passed, or a resolution to pay incomplete dividend amount on this type of preferred shares was passed. The right of shareholders – holders of the preference Type A shares to vote at the General Shareholders' Meeting shall be terminated as of the moment of the first payment of dividend made on the preference Type A shares in full.

The shareholders – holders of the preference Type A shares have the following rights:

- *to get the portion of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares owned by him;*
- *to have free access to the Company's documents pursuant to paragraph 1 of Article 89 of the Federal Law "On Joint-stock Companies" in order determined by Article 91 of the aforementioned Law;*

- to demand confirmation of a shareholder's rights for shares from the Registrar in the form of issue of an excerpt from the register of the Company's shareholders.

- to get information about all records on his personal account from the Registrar and other information stipulated by the legislation of the Russian Federation regulating the order of keeping the register of shareholders;

- to alienate the shares held by him without consent of the Company and other shareholders;

- to bring suits to the courts because of violation of his civil rights including demand of recovery of damages from the Company;

- to sell his shares to the Company in case the Company decided to buy them;

- to demand from the Company an excerpt from the list of shareholders entitled to take part in the General Shareholders' Meeting containing information about a shareholder;

These rights are granted to the shareholders – holders of the preference Type A shares if these shares are not voting ones.

The shareholders – holders of the preference Type A shares have the following rights if preference Type A shares have voting right on all issues within the authority of a General Shareholders' Meeting:

- *Any shareholder that owns 1% or more of the Company's voting shares is entitled to demand information from the Registrar about the name of shareholders registered in the list and about the number, category and par value of shares held by them (this information does not include the shareholders' addresses).*

- *Any shareholder or group of shareholders that owns 2% or more of the Company's total number of voting shares is/are entitled to place issues for the annual General Shareholders' Meeting's agenda and to nominate candidates to the Company's governing and supervising bodies. When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda the aforementioned shareholders are entitled to nominate candidates to the Board of Directors.*

- Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares at the submission date is/are entitled to demand calling an Extraordinary General Shareholders' Meeting by the Company's Board of Directors. In case the Board of Directors does not approve the resolution on calling an Extraordinary General Shareholders' Meeting within the period defined by the current legislation of the Russian Federation and the present Charter or approves the resolution on refusal to call it, the Extraordinary General Shareholders' Meeting can be called by the aforementioned shareholder(s).

- Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares is/are entitled to request at any time audit of the Company's financial and economic activities.

- *Any shareholder or group of shareholders that owns 25% or more of the Company's total number of voting shares is/are entitled to have free access to the Company's accounting records and the minutes of the Management Board's meetings and to obtain copies of the aforesaid documents.*

The shareholders – holders of the preference Type A shares are entitled to demand redemption of all or part of shares, held by them, by the Company in cases and in order stipulated by the effective legislation of the Russian Federation.

The holders of the preference Type A shares that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of natural persons and Postal addresses can be given only by their expressed assent.

Shareholders – holders of the Company's preferred Type A shares are granted other rights as stipulated by the effective legislation of the Russian Federation, other legal documents and the present Charter.

Other information about shares specified at the Issuer's own discretion:

Data on the state registration of the report on the results of the issue:

Registration date: 26.02.2002

State registration was made by: FCSM of Russia

8.3. Data on Any Previous Issues of Issuer's Securities, Except for the Issuer's Stock

8.3.1. Data on Issues, All Securities of Which Have Been Retired (Cancelled)

Form of securities: bonds
Series: K-1
Type: interest-bearing
Form of securities: registered non-documentary
Other identifications of securities: none
Date of registration: 15.08.2002
Registration number: 4-01-00062-A
State registration authority performing the registration: FCSM of Russia
Information about state registration of the report on the issue's results:
Date of registration: 20.12.2002
State registration authority performing the registration of the report on the issue's results : Federal Commission on Securities' Market of Russia
Par value of one security of the issue, RUR: 500
Total number of the issued securities, bonds: 500
Total value of the issue, RUR: 250 000

Redemption period:

Launch date: 1.10.2003

Expiry date: 31.12.2003

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

Form of securities: bonds
Series: K-2
Type: interest-bearing
Form of securities: registered non-documentary
Date of registration: 15.08.2002
Registration number: 4-02-00062-A
State registration authority performing the registration: FCSM of Russia
Information about state registration of the report on the issue's results:
Date of registration: 20.12.2002
State registration authority performing the registration of the report on the issue's results : Federal Commission on Securities' Market of Russia
Par value of one security of the issue, RUR: 500
Total number of the issued securities, bonds: 500
Total value of the issue, RUR: 250 000

Redemption period:

Launch date: 1.10.2002

Expiry date: 31.12.2002

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

Form of securities: bonds
Series: C-1
Type: interest-bearing
Form of securities: registered non-documentary
Date of registration: 15.08.2002
Registration number: 4-03-00062-A
State registration authority performing the registration: FCSM of Russia
Information about state registration of the report on the issue's results:
Date of registration: 20.12.2002
State registration authority performing the registration of the report on the issue's results : Federal Commission on Securities' Market of Russia
Total number of the issued securities, bonds: 3 566
Number of the placed bonds: 3 566
Par value of one security of the issue, RUR: 2 500
Total value of the issue, RUR: 8 915 000

Maturity period for the bonds acquired:
from 01.05.1997 to 31.12.1997 is from 1 May 2003 to 1 July 2002
from 01.01.1998 to 25.03.1998 is from 1 May 2003 to 1 July 2003

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

8.3.2. Data on Issues, the Securities of Which are Circulating

Total number of bonds in circulation (not redeemed), bonds: 3 000 006
Total nominal value of bond being in circulation (not redeemed), RUR: 3 000 001 800

Form of securities: bonds
Series: C-2
Type: interest-bearing
Form of securities: registered non-documentary
Date of registration: 15.08.2002
Registration number: 4-04-00062-A
State registration authority performing the registration: FCSM of Russia
Information about state registration of the report on the issue's results:
Date of registration: 20.12.2002
State registration authority performing the registration of the report on the issue's results : Federal Commission on Securities' Market of Russia
Total number of the issued securities, bonds: 6
Par value of one security of the issue, RUR: 300
Total value of the issue, RUR: 1 800

Rights granted by each security of the issue to their holders:
Each bond shall grant its holder equal scope of rights irrespective of the date of its acquisition at placement. Each bond holder shall be entitled to get annual fixed income payment amounting to 1 percent of the bond's par value and to get its par value at the prescribed date. Income is paid annually as of March 26 of each year. At maturity the bond owner shall submit an application on

redemption, after that the Bond holder shall get a par value of the bond and the interest income on the bond at the date set by the Issuer but not later than 7 (seven) business days from the date of submission of the application on redemption.

Terms and the arrangements of the redemption:

Form of the bond redemption:

Annual fixed income payment amounting to 1 percent of the bond's par value.

If "Sevosetinelectrosvyaz" – branch of "UTK" PJSC has a technical possibility a bond owner shall be entitled to redeem the bond before maturity by installation of a telephone with top priority. At the installation of a telephone a par value and interest income on the bond for the whole period are being redeemed.

Technical possibility of the telephone installation implies that:

- *the address is located within the service area of "Sevosetinelectrosvyaz" – branch of "UTK" PJSC;*
- *presence of unoccupied subscriber lines in main and secondary cables;*
- *presence of vacant number capacity at automatic telephone exchanges operating in this region.*

Maturity period:

Launch date: 01.10.2005

Expiry date: 01.11.2005

Possibility of the bond redemption before maturity is provided.

Date prior to which the bonds cannot be redeemed before maturity.

Not determined.

Terms and the arrangements of the redemption before maturity:

Redemption before maturity is provided by installation of a telephone with top priority. At the installation of a telephone a par value and interest income on the bond for the whole period are being redeemed.

Technical possibility of the telephone installation implies that:

- *the address is located within the service area of "Sevosetinelectrosvyaz" – branch of "UTK" PJSC;*
- *presence of unoccupied subscriber lines in main and secondary cables;*
- *presence of vacant number capacity at automatic telephone exchanges operating in this region.*

Coupon income on the bonds, terms and the arrangements of its payment:

Amount of income on the bonds:

The bond owner shall be entitled to get annual fixed income payment amounting to 1 percent of the bond's par value.

Payout period of the income on the bonds of the issue: from 01.10.2005 to 01.11.2005

Procedure of bond income payments:

At maturity the bond owner shall receive a par value of the bond and the interest income on the bond not later than 7 (seven) days from the date of submission of the application on redemption.

Form of securities: bonds

Series: 01

Type: interest-bearing

Form of securities: certificated pay-to-bearer

Full name of the bond issue: series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Date of registration:15.08.2003

Registration number: 4-05-00062-A

State registration authority performing the registration: FCSM of Russia

Information about state registration of the report on the issue's results:

Date of registration:21.10.2003

State registration authority performing the registration of the report on the issue's results : Federal Commission on Securities' Market of Russia
Total number of the issued securities, bonds: 1 500 000
Par value of one security of the issue, RUR: 1 000
Total value of the issue, RUR: 1 500 000 000

Rights granted by each security of the issue to their holders:

A Bond holder is entitled to get the face value of the Bond specified in paragraph 4 of the Resolution on the Bond Issue when the Bond is retired.

A Bond holder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in paragraph 8.3 of the decision on the issue and payout period - in paragraph 8.4 of the decision on the issue.

A Bond holder is entitled to get the face value of the Bond in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation.

A Bond holder is entitled to freely sell or otherwise alienate the Bond.

A Bond holder who bought a bond during primary distribution has no right to conduct transactions with this bond before the state registration of the report on the results of the bond issue pursuant to the legislation of the Russian Federation.

If the Issuer refuses to fulfill its obligations on bond issue, a Bond holder is entitled to exercise his rights in accordance with the procedure prescribed by paragraph 8.6 of the Resolution on the bond issue and paragraph 56.11 of the Prospectus on Bonds.

A Bond holder is not entitled to present a Bond of the issue for retirement before maturity except for the following cases:

1) ***coming into effect court decision on the Issuer's bankruptcy;***
2) ***taking decision on the Issuer's liquidation by the Issuer's body authorized to take such decision;***
3) ***coming into effect court decision on the Underwriter's bankruptcy;***
4) ***taking decision on the Underwriter's liquidation by the Underwriter's body authorized to take such decision;***
5) ***not meeting the commitments by the Issuer to pay coupon income on the bond issue within 10 (ten) business days from the date of payment of this coupon income specified in the Decision on the bond issue;***
6) ***other case prescribed by the laws of the Russian Federation.***

A Bond holder is entitled to demand fulfillment of the redemption commitment from the Underwriter if the Issuer does not fulfill this obligation. Procedure of bonds redemption by the Underwriter is specified in paragraph 11 of the Resolution on the bond issue and paragraph 56.14 of the Prospectus on Bonds. A Bond holder is entitled to exercise other rights provided for by the laws of the Russian Federation.

The Issuer undertakes to ensure the rights of Bond holders if they observe the rules of exercise of rights established by the legislation of the Russian Federation.

Depositary providing centralized custody of issuer's securities:

Full registered name: "National Depositary Center" Non-commercial partnership

Abbreviated registered name: NDC

Location: 1/13 Sredniy Kislovskiy per., Moscow, Russia, 103009

License:

No. of license: 177-03431-0000100

Date of issue: 4.12.2000

Period: unlimited

Authority issuing the license: Federal Commission for Securities Market

Terms and the arrangements of the redemption:

Bonds are to be redeemed at their face value on the 1092-nd day from the first day of the bond placement (hereinafter referred to as "The maturity date") by the Issuer and/or the Issuer's payment agent which is:

Full registered name: "National Depositary Center" Non-commercial partnership

Abbreviated registered name: NDC

Location: 1/13 Sredniy Kislovskiy per., Moscow, Russia

Postal address: building 4, 1/13 Sredniy Kislovskiy per., Moscow, Russian Federation 125009

The Issuer is entitled to appoint other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in the newspapers "Vedomosti" and/or "Izvestiya" and/or "Kommersant" not later than 10 (ten) working days prior to such actions.

If the maturity date happen to be week-end, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the maturity date. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

Repayment of Bonds are made to the persons included by the Depositary in the list of owners and holders of Bonds, for the benefit of owners of Bonds. A Bond Owner, if it/he/she is not a depositor of the Depositary may authorize a Bond holder to receive amounts from the Bond yield (coupon) payment and Bond redemption.

It is presumed that a bond holder who is a depositor of the Depositary is authorized to receive amounts from the Bond yield (coupon) payment and Bond redemption.

Not later than four working days prior to the date of the Bond yield (coupon) payment and/or Bond redemption, a bond holder being a depositor of the Depositary and/or other parties who are not authorized by their clients to receive amounts from the Bond yield (coupon) payment and Bond redemption provides the Depositary with the List of Bond Owners, containing all essential elements necessary for Making up the List of Bond Holders and Bond Owners, as set forth below.

Repayment of Bonds is made for the benefit of owners of the Bonds being those as of the end of working hours of the Depositary, previous to the fifth business day before the maturity date (further under the text - " Date of making up a list of owners and Holders of Bonds with a view of their redemption).

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds with a view of redemption, declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds with a view of redemption.

Not later than 2 (two) working days prior to the Maturity Date the Depositary provides the Issuer with the list of owners and Holders of the Bonds, made on Date of making up the list of owners and Holders of Bonds with a view of the bond redemption including the following data:

a) A full name of the person, authorized to receive the redemption sums under Bonds.

If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of repayment under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of repayment under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of repayment under Bonds;

c) Location and postal address of the person, authorized to receive the sums of repayment under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds, namely:

- Number of the account;

- The name of bank in which the account is open;

- The correspondent account of bank in which the account is open;

- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of repayment under Bonds;

f) The tax status of the person authorized to receive the sums of repayment under Bonds (resident, non-resident with permanent representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.).

A Bond Holder independently monitors the completeness and actuality of the data provided by it to the Depositary (the information necessary for execution of obligations under Bonds). Should the said data fail to be submitted, or fail to be submitted in due time to the Depositary, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the Depositary's data. In this case obligations of the Issuer are considered executed in full and properly.

Not later than 1 (one) working day before the Maturity Date, the Issuer transfers the appropriate money to the Payment Agent's account.

At repayment of Bonds the coupon income is paid for last coupon period also.

On the basis of the list of Bond Owners and Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each Bond Owner and Holders authorized to receive Bond redemption amounts.

As at the date of Bonds redemption the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of redemption under Bonds, specified in the list of the Bond Holders and Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. The Bond holders who are not owners of Bonds, transfer money received as Bond redemption payment to the Bond owners according to the procedure determined between the Holder of Bonds and the owner of Bonds.

Obligations of the Issuer on Bonds redemption are considered executed after charge-off of money from the correspondent account of the bank serving the Issuer and-or the correspondent account of the bank / credit organization of the Payment agent in return for face-value of Bonds and the coupon income for the last coupon period in favour of owners and Holders of Bonds.

Bonds are being charged off the accounts of depot in the Depositary at repayment of all Bonds after execution by the Issuer and/or Payment Agent of the obligations on transferring amounts required to fulfill the payment commitments on Bonds redemption and payment of the coupon income for the last coupon period.

The Certificate is to be cancelled after all Bonds are written off the accounts of depot of the Depositary.

Size of interest yield (coupon income) on Bonds, procedure and terms of its payment.

Procedure of calculating income paid under each bond:

Coupon period		**Coupon income**
Launch date	**Expiry date**	
1. Coupon: first		
Launch date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the 182nd day from the first day of the bond placement.	The size of each coupon income is determined according to the following formula: $Kj = Cj*Nom * (T (j) - T (j-1)) / (365*100 \%)$, Where, j - a serial number of the coupon period, j=1, 2, 3, 4, 5, 6; Kj - size of the coupon income on each Bond (RUR).; Nom - face-value of one Bond (RUR).; Cj - the size of the interest rate of j-th coupon, in percentage annual;

		T (j-1) - a launch date of j-th coupon period; T (j) – an expiry date of j-th coupon period. The size of coupon income for each coupon is to be determined to within one copeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change). Annual yield on the first coupon was fixed during the auction on the first day of the bond placement at the size of 14.24%.

2. Coupon: second

Launch date of the second coupon is 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the 364th day from the first day of the bond placement.	Method of determination of the coupon income under the second coupon is the same as for the first coupon. The interest yield for the second coupon will be equal to the interest rate for the first coupon.

3. Coupon: third

Launch date of the third coupon is 364-th day from the first day of the bond placement.	Expiry date of the third coupon is the 546th day from the first day of the bond placement.	Method of determination of the coupon income under the third coupon is the same as for the first coupon. The interest yield for the third coupon will be equal to the interest rate for the first coupon.

4. Coupon: fourth

Launch date of the fourth coupon is 546-th day from the first day of the bond placement.	Expiry date of the fourth coupon is the 728th day from the first day of the bond placement.	Method of determination of the coupon income under the fourth coupon is the same as for the first coupon. The interest yield for the fourth coupon will be equal to the interest rate for the first coupony.

5. Coupon: fifth

Launch date of the fifth coupon is 728-th day from the first day of the bond placement.	Expiry date of the fifth coupon is the 910th day from the first day of the bond placement.	Method of determination of the coupon income under the fifth coupon is the same as for the first coupon. The interest yield for the fifth coupon will be equal to the interest rate for the first coupon

6. Coupon: sixth

Launch date of the sixth coupon is 910-th day from the first day of the bond placement.	Expiry date of the sixth coupon is the 1092nd day from the first day of the bond placement.	Method of determination of the coupon income under the sixth coupon is the same as for the first coupon. The interest yield for the sixth coupon will be equal to the interest rate for the first coupon.

Order and term of payment of the income on bonds:

Coupon period		**Period(date) of coupon income payment**	**Date of making up the list of Bond owners for payment of coupon income**
Launch date	**Expiry date**		
1. Coupon: first			
Launch date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the 182nd day from the first day of the bond placement.	Date of the first coupon income payment is the 182nd day from the first day of the bond placement.	Payment of coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary , previous to the fifth working day before date of payment of the income on Bonds.

Procedure Coupon Yield payment:

Payment of the coupon yield on the Bonds is effected by the Issuer or/and a payment agent upon instructions of the Issuer on the expiry date of the coupon period. Should the expiry date of the Bonds coupon period fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the expiry date of the coupon period. The bond owner is not entitled to demand any interest or any other compensation for such a delay in payment.

Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order to the persons included by the Depositary in the list of owners and holders of Bonds, for the benefit of owners of Bonds. A Bond Owner, if it/he/she is not a depositor of the Depositary may authorize a Bond holder to receive amounts from the Bond yield (coupon) payment and Bond redemption.

It is presumed that a bond holder who is a depositor of the Depositary is authorized to receive amounts from the Bond yield (coupon) payment .Not later than three working days prior to the date of the Bond yield (coupon) payment, a bond holder being a depositor of the Depositary and/or other parties who are not authorized by their clients to receive amounts from the Bond yield (coupon) payment provides the Depositary with the List of Bond Owners, containing all essential elements necessary for Making up the List of Bond Holders and Bond Owners , as set forth below.

Payment of coupon income on Bonds is made for the benefit of owners of the Bonds being those as of the end of working hours of the Depositary, previous to the fourth business day before the date of payment of the coupon income (further under the text - " Date of making up a list of owners and Holders of Bonds for payment of coupon income).Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds with a view of payment of coupon income, is considered as due and proper, including the case of Bonds alienation after Date of making up a list of owners and Holders of Bonds with a view of payment of coupon income. Not later than 2 (two) working days prior to the Date of payment of coupon income the Depositary provides the Issuer with the list of owners and Holders of the Bonds, made on Date of making up the list of owners and Holders of Bonds with a view of the payment of coupon income including the following data:

a) A full name of the person, authorized to receive sums of coupon income under Bonds. If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive sums of coupon income, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get sums of coupon income, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive sums of coupon income;

c) Location and postal address of the person, authorized to receive sums of coupon income under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive sums of coupon income, namely:

- Number of the account;
- The name of bank in which the account is open;
- The correspondent account of bank in which the account is open;
- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive sums of coupon income under Bonds;

f) The tax status of the person authorized to receive sums of coupon income (resident, non-resident with permanent representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.).

A Bond Holder independently monitors the completeness and actuality of the data provided by it to the Depositary (the information necessary for execution of obligations under Bonds). Should the said data fail to be submitted, or fail to be submitted in due time to the Depositary, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the Depositary's data. In this case obligations of the Issuer are considered executed in full and properly. Not later than 1 (one) working day before the Date of coupon income payment, the Issuer transfers the appropriate money to the Payment Agent's account. On the basis of the list of Bond Owners and Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each Bond Owner and Holders authorized to receive sums of coupon income on Bonds.As at the date of payment of coupon income the Payment Agent transfers the appropriate money to accounts of the persons authorized to get sums of coupon income under Bonds, specified in the list of the Bond Holders and Owners.

If one person is authorized to receive sums of coupon income for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. The Bond holders who are not owners of Bonds, transfer money received as sums of coupon income payment to the Bond owners according to the procedure determined between the Holder of Bonds and the owner of Bonds.

Obligations of the Issuer on payment of coupon income on Bonds redemption are considered executed after charge-off of money from the correspondent account of the bank serving the Issuer and-or the correspondent account of the bank / credit organization of the Payment agent in return for the coupon income in favour of owners and Holders of Bonds.

2. Coupon: second

Launch date of the second coupon is 182-	Expiry date of the second coupon is the	Date of the second coupon income payment is the	Payment of the coupon income on bonds are

nd day from the first day of the bond placement.	364th day from the first day of the bond placement.	364th day from the first day of the bond placement.	made for the benefit of owners of Bonds being those as of the end of business day of the Depositary , previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the second coupon income payment is the same as that of the first coupon income payment.			

3. Coupon: third

Launch date of the third coupon is 364th day from the first day of the bond placement.	Expiry date of the third coupon is the 546th day from the first day of the bond placement.	Date of the third coupon income payment is the 546th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary , previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the third coupon income payment is the same as that of the first coupon income payment.			

4. Coupon: fourth

Launch date of the fourth coupon is 546th day from the first day of the bond placement.	Expiry date of the fourth coupon is the 728th day from the first day of the bond placement.	Date of the fourth coupon income payment is the 728th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary , previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5. Coupon: fifth

Launch date of the fifth coupon is 728th day from the first day of the bond placement.	Expiry date of the fifth coupon is the 910th day from the first day of the bond placement.	Date of the fifth coupon income payment is the 910th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary , previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6. Coupon: sixth

Launch date of the sixth coupon is 910th day from the first day of the bond placement.	Expiry date of the sixth coupon is the 1092nd day from the first day of the bond placement.	Date of the sixth coupon income payment is the 1092nd day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being

			those as of the end of business day of the Depositary , previous to the fifth working day before date of payment of the income on Bonds.

Procedure of coupon income payment:
Procedure of the sixth coupon income payment is the same as that of the first coupon income payment.
Income under the sixth coupon is paid simultaneously with repayment of Bonds

Kind of security: underwriting

Form of securities: bonds
Series: 02
Type: interest-bearing
Form of securities: certificated pay-to-bearer
Full name of the bond issue: series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody
Date of registration:28.11.2003
Registration number: 4-06-00062-A
State registration authority performing the registration: FCSM of Russia
Information about state registration of the report on the issue's results:
Date of registration:19.03.2004
State registration authority performing the registration of the report on the issue's results : Federal Commission on Securities' Market of Russia
Total number of the issued securities, bonds: 1 500 000
Par value of one security of the issue, RUR: 1 000
Total value of the issue, RUR: 1 500 000 000

Rights granted by each security of the issue to their holders:
Each bond shall grant its holder equal scope of rights.

1. A Bond holder is entitled to get the face value of the Bond when the Bond is retired.

2. A Bond holder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in paragraph 9.3 of the decision on the bond issue.

3. A Bond holder is entitled to demand repayment of Bonds by the Issuer in cases and on terms specified by the Decision on the bond issue and the Prospectus on Bonds.

If the Issuer refuses to fulfill its obligations on bond issue in order and terms specified by the Decision on the bond issue, a Bond holder is entitled to advance a claim to the Issuer in the arbitration court.

4. In case of non-fulfillment by the Issuer of obligations under Bonds or delay in their fulfillment (a default, a technical default) security in the form of underwriting is provided according to item 9.7. and item 12.2. of the Decision on bond issue and item 56.11. and item 56.14 of the Prospectus on the bond issue. The Underwriter carries liability before Bond owners under obligations of the Issuer to pay total par value of the Bonds amounting to 1.5 billion rubles and the cumulative coupon income under Bonds. The size of commitments secured by the Underwriter can not exceed 2400000000 (Two billion four hundred million) rubles. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate execution by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The owner of Bonds is entitled to make claims to the company with limited liability "UTK-Finance" in accordance with the conditions of underwriting specified in item 12.2. of the Decision on bond issue and item 56.14.of the Prospectus on the bond issue. Rights on the Bond are transferred to the new owner (purchaser) together with all rights provided by the Underwriter.

5. A Bond Owner is entitled to return his investments in case the bond issue is declared ineffective or

invalid in accordance with the legislation of the Russian Federation.

6. A Bond holder is entitled to exercise other rights provided for by the laws of the Russian Federation.

The Issuer undertakes to ensure the rights of Bond holders if they observe the rules of exercise of rights established by the legislation of the Russian Federation.

Depositary:

Full registered name: *Non-commercial partnership "National Depositary Center"*

Abbreviated name: *NDC*

Headquarters: *building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow, 125009*

License number: *177-03431-000100*

Date of license registration: *4.12.2000*

Valid till: *unlimited*

Registration authority: *FCSM of Russia*

Terms and the arrangements of the redemption:

Repayment of Bonds shall be carried out in money terms in currency of the Russian Federation by cashless settlement.

Bonds are to be redeemed by the Payment agent on behalf and at the expense of the Issuer which is:

Full registered name: Joint-stock commercial bank " ROSBANK " (open joint-stock company)

Abbreviated name: OJSC AKB " ROSBANK "

Location: 11, Masha Poryvaeva Str., Moscow, 107078

Postal address: mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078

The Issuer is entitled to appoint other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in the newspapers "Vedomosti" and/or "Izvestiya" not later than 10 (ten) working days prior to such actions.

Bonds are to be redeemed at their par value on the1 092nd (one thousand and ninety second) day from the launch date of the bonds placement

If the maturity date happen to be week-end, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the maturity date. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

Repayment of Bonds shall be carried out in currency of the Russian Federation by cashless settlement in favor of the Bond Holders. It is presumed that a bond holder who is a depositor of NDC is authorized to receive amounts from the Bond redemption.

Repayment of Bonds is made for the benefit of Holders of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the maturity date (further under the text - " Date of making up a list of owners and Holders of Bonds).

Obligations on Bonds redemption are executed by the Issuer for the benefit of the Bond owners on the basis of the List of owners and/or Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the Maturity Date NDC depositor who is not authorized by the clients to receive amounts from the Bond redemption shall provide NDC with the List of the Bond owners including the below mentioned data .

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds.

Not later than 4 four) working days prior to the Maturity Date NDC provides the Issuer and the Payment agent with the list of owners and Holders of the Bonds, made on Date of making up the list of owners and Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the redemption sums under Bonds.

If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums

of repayment under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of repayment under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of repayment under Bonds;

c) Location and postal address of the person, authorized to receive the sums of repayment under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds, namely:

- Number of the account;

- The name of bank in which the account is open;

- The correspondent account of bank in which the account is open;

- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of repayment under Bonds;

f) The tax status of the person authorized to receive the sums of repayment under Bonds (resident, non-resident with permanent representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.).

Bond Owners, their authorized persons including depositors of NDC are obliged to provide all necessary information to NDC and independently control the completeness and actuality of the data provided by them to the Depositary, they bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on Bond redemption. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

On the basis of the list of Bond Owners and Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond redemption amounts.

Not later than 3 (three) working day before the Maturity Date, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of Bonds redemption the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of redemption under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

The Maturity date:

The first day of the Maturity date:

the 1 092nd (one thousand and ninety second) day from the launch date of the bonds placement.

The last day of the Maturity date:

Coincides with the first day of the Maturity date.

Size of interest yield (coupon income) on Bonds, procedure and terms of its payment.

Procedure of calculating income paid under each bond.

Coupon period	Coupon income

Launch date	Expiry date	

1. Coupon: Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section (9.25% per annum). The Auction shall start and end on the launch day of the bond placement. Time of fixing interest rate on the first coupon and conclusion of transactions is determined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter

On the date of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall submit orders for the Bond acquisition through the trading system of MICEX. Each order shall include the interest rate under the first coupon at which potential buyers are ready to acquire the Bonds at the price of 100 percent of their par value and the corresponding number of Bonds which potential buyers are ready to acquire if the Issuer fixes the interest rate on the first coupon higher or equal to that specified in the order. Interest rate on the first coupon specified in the order shall be expressed as annual interest rate to the 100-th share of percent.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall have to reserve money resource on their accounts in the MICEX Clearing system, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee.

The orders which do not conform with the above mentioned conditions are not allowed to take part in the Auction.

After the period of submission of the orders for the Auction expires, members of the Stock Market Section of MICEX cannot withdraw the submitted orders.

After the period of submission of the orders for the Auction expires, MICEX shall make a joint register of the submitted orders and send it to the Issuer.

All the submitted orders are to be considered by the Issuer. Individual executive body of the Issuer shall make decision on the size of the annual interest rate under the first coupon on the basis of total number of the submitted orders and the interest rates on the first coupon indicated in them and inform the Underwriter and MICEX about it.

The Underwriter shall publish a notice on the size of the interest rate under the first coupon using MICEX Trading system by means of e-mail to all members of the MICEX Stock Market Section.

Launch date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the launch date of the second coupon being the 182nd day from the first day of the bond placement.	The size of the first coupon income per one Bond is determined according to the following formula: KD = C1*N * (T1 – T0)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C1 - the size of the interest rate of the first coupon, in percentage annual; T0 - a launch date of the first coupon period; T1 – an expiry date of the first coupon period. The size of coupon income for the first coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change). Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section (9.25% per annum). The Auction shall start and end on the launch day of the bond placement.

2. Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon.

Launch date of the second coupon is the 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the launch date of the third coupon being the 364th day from the first day of the bond placement.	The size of the second coupon income per one Bond is determined according to the following formula: KD = C2*N * (T2 – T1)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C2 - the size of the interest rate of the second coupon, in percentage annual; T1 - a launch date of the second coupon period; T2 – an expiry date of the second coupon period. The size of coupon income for the second coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

3. Coupon: The interest rate on the third coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the third coupon is 364-th day from the first day of the bond placement.	Expiry date of the third coupon is the launch date of the fourth coupon being the 546th day from the first day of the bond placement.	The size of the third coupon income per one Bond is determined according to the following formula: KD = C3*N * (T3 – T2)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C3 - the size of the interest rate of the third coupon, in percentage annual; T2 - a launch date of the third coupon period; T3 – an expiry date of the third coupon period. The size of coupon income for the third coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

4. Coupon: The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the fourth coupon is 546-th day from the first day of the bond placement.	Expiry date of the fourth coupon is the launch date of the fifth coupon being the 728th day from the first day of the bond placement.	The size of the fourth coupon income per one Bond is determined according to the following formula: KD = C4*N * (T4 – T3)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C4 - the size of the interest rate of the fourth coupon, in percentage annual; T3 - a launch date of the fourth coupon period; T4 – an expiry date of the fourth coupon period.

		The size of coupon income for the fourth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

5. Coupon: The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the fifth coupon is 728-th day from the first day of the bond placement.	Expiry date of the fifth coupon is the launch date of the sixth coupon being the 910th day from the first day of the bond placement.	The size of the fifth coupon income per one Bond is determined according to the following formula: KD = C5*N * (T5 – T4)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C5 - the size of the interest rate of the fifth coupon, in percentage annual; T4 - a launch date of the fifth coupon period; T5 – an expiry date of the fifth coupon period. The size of coupon income for the fifth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

6. Coupon: The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the sixth coupon is 910-th day from the first day of the bond placement.	Expiry date of the sixth coupon coincides with the maturity date and is the 1092nd day from the first day of the bond placement.	The size of the sixth coupon income per one Bond is determined according to the following formula: KD = C6*N * (T6 – T5)) / (365/100 %), Where, KD - size of the coupon income on each Bond .; N - face-value of one Bond ; C6 - the size of the interest rate of the sixth coupon, in percentage annual; T5 - a launch date of the sixth coupon period; T6 – an expiry date of the sixth coupon period. The size of coupon income for the sixth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

Order and term of payment of the income on bonds including order and term of payment of the income on each coupon period.

Coupon period	Period(date) of coupon	Date of making up the

		income payment	list of Bond owners for payment of coupon income
Launch date	Expiry date		

1. Coupon: Annual interest rate on the first coupon was fixed during the auction on the launch day of the bond placement (9.25% per annum)

Launch date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the launch date of the second coupon being the 182nd day from the first day of the bond placement.	Date of the first coupon income payment is the 182nd day from the first day of the bond placement.	Payment of coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before the date of payment of the coupon income on Bonds (hereinafter – Date of making a List of Bond owners and/or Bond nominal Holders).

Procedure of Coupon Yield payment:

Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bond holder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment.

Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders.

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds.

Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and Holders of the Bonds, made on the Date of making up the list of owners and Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the coupon income sums under Bonds.

If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of coupon income under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of coupon income under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of coupon income under Bonds;

c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely:

- Number of the account;
- The name of bank in which the account is open;
- The correspondent account of bank in which the account is open;
- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds;

f) The tax status of the person authorized to receive the sums of coupon income under Bonds.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data.

On the basis of the list of Bond Owners and Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts.

Not later than 3 (three) working day before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

2. Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon

Launch date of the second coupon is 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the launch date of the third coupon period being the 364th day from the first day of the bond placement.	Date of the second coupon income payment is the 364th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the second coupon income payment is the same as that of the first coupon income payment.			

3. Coupon: The interest rate on the third coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the third coupon is 364th day from the first day of the bond placement.	Expiry date of the third coupon is the launch date of the fourth coupon period being the 546th day from the first day of the bond placement.	Date of the third coupon income payment is the 546th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the third coupon income payment is the same as that of the first coupon income payment.			

4. Coupon: The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the fourth coupon is 546th day from the first day of the bond placement.	Expiry date of the fourth coupon is the launch date of the fifth coupon period being the 728th day from the first day of the bond placement.	Date of the fourth coupon income payment is the 728th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5. Coupon: The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the fifth coupon is 728th day from the first day of the bond placement.	Expiry date of the fifth coupon is the launch date of the sixth coupon period being the 910th day from the first day of the bond placement.	Date of the fifth coupon income payment is the 910th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6. Coupon: The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" or "Kommersant" or any other mass media not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the sixth coupon is 910th day from the first day of the bond placement.	Expiry date of the sixth coupon coincides with the maturity date and is the 1092nd day from the first day of the bond placement.	Date of the sixth coupon income payment is the 1092nd day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the sixth coupon income payment is the same as that of the first coupon income payment. List of the Bond owners and nominal holders made up for Bonds redemption is used for the sixth coupon income payment. Income under the sixth coupon is paid simultaneously with repayment of Bonds			

Kind of security: *underwriting*

8.3.3. Data on the Issues, the Issuer's Commitments under the Securities of Which Have not Been Fulfilled (Default)

No such issues.

8.4. Data on the Person(s) Providing Security for the Bonds of the Issue

1) Data on the person providing security for series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Full registered name: *Closed joint-stock company " Management company " Baltic Financial Agency " (since 10.11.2003 – Private Joint –Stock Company "Management Company PSB).*

Abbreviated name: CJSC " *Management company "BFA" (since 10.11.2003 – PJSC "MK PSB"*

Location*: 212, Moskovskiy pr., Saint Petersburg, 196066*

2) Data on the person providing security for series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Full registered name: *Company with Limited Liability "UTK-Finance "*

Abbreviated name: *"UTK-Finance " Ltd*

Location*: 67, Gagarin Str., Krasnodar, 350062*

8.5. Conditions of Ensuring Fulfillment of Commitments under the Bonds of the Issue

1) Conditions of ensuring fulfillment of commitments under series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Kind of security: *underwriting.*

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds (payout of par value, coupon income payment, other property rights granted by the bonds):

Maximum sum - the size of obligations of the Underwriter under the given security, shall not exceed 1500000000 (one and a half billion) roubles.

Underwriting is an unconditional and irrevocable commitment of the Underwriter to each owner of Bonds to pay the sum equal to par value of Bonds, to be paid by the Issuer according to the Decision on Bond Issue and the Prospectus of Bonds (hereinafter referred to as - terms of Bond Issue) to any owner of Bonds, for any reason, in time, currency and at the date, stipulated by terms of Bond Issue within the limits of the Maximum sum.

Acquisition of Bonds means the conclusion of contract of the guarantee among the purchaser of Bonds (further – Bond owners) and the Underwriter. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions which exist at the moment of transferring such rights.

The Underwriter and the Issuer carry joint liability before Bond owners under obligations to pay par value of the Bonds arising in connection with Bond issue and placement.

Procedure of making claims by Bond owners to the Underwriter

Under condition of reception of the notice from the owner of Bonds about non-fulfillment of payment by the Issuer the Underwriter undertakes to provide (without any demand to the owner of Bonds to take measures concerning the Issuer or any other person) fulfillment of such payment as though the Underwriter has been specified instead of the Issuer as the basic person who has accepted the terms of Bond issue so that the Owner of Bonds would receive the same sum of the same currency as he should receive if this payment would be made by the Issuer according to terms of Bond issue, within no more than 70 (seventy) days after the date of such payment, but as a whole not later than 10 (ten) days after receiving the notice from the owner of Bonds.

The notice should be made in writing and sent to the Underwriter by registered mail or handed the

authorized representative of the Underwriter on receipt.

The notice may be directed to the Underwriter during 60 (sixty) days from the moment of non-fulfillment of payment by the Issuer to the postal address of Joint-Stock Company " Management company "BFA": 212, Moskovskiy pr., Saint Petersburg, 196066 Russia

The following documents should be enclosed to the notice:

- *A copy of an extract from the account of depot (inter-deposit account) of the Depositary of the owner of Bonds in the Depositary as at the date of making up of the list of Holders of Bonds as it is determined in the Decision on Bond issue and the Prospectus of Bonds;*
- *A copy of an extract from the account of depot of the owner of Bonds as at the date of making up of the list of Holders of Bonds as it is determined in the Decision on Bond issue and the Prospectus of the Bonds, certified by the Depositary of the owner of Bonds in case the account of Bonds is carried out in the Depositary of the owner of Bonds having inter-deposit account in the Depositary;*
- *The documents confirming powers of persons who have signed the claim on behalf of the owner of Bonds (in case of presentation of the claim by the authorized persons of the owner of Bonds);*
- *Notarized samples of signatures of the persons who have signed the claim on behalf of the owner of Bonds.*

The notice should include amount of money to be paid to the owner of Bonds under the underwriting as well as description of the breach of the Issuer's obligations secured by the Underwriter.

Claim to the Underwriter can be made by a person – depositor of the Depositary which keeps the bonds(hereinafter referred to as - "Bond Holder") for the benefit of Bond owners being depositors of such Bond Holder. In this case, Bond Holder should confirm its powers in the claim applications on behalf of owners of Bonds.

The notice should contain payment essential elements and other data of the person making the claim (the name for the legal person or a surname, name and patronymic for the physical person, the address of his site (residence), TIN, for physical persons - passport data, for legal persons - codes OKPO and OKVED (OKONKh), for bank establishments - BIK), necessary for transferring money to the owner of Bonds. The claim on payment of cash shall not be satisfied.

Within 10 (ten) days from the date of receiving the above-stated documents, the Underwriter shall carry out their check and in case they meet the requirements of the present Guarantee, fulfill payment of the sum due to the owner of Bonds, according to the payment essential elements specified in the claim. Obligations of the Underwriter are considered executed from the moment of charge-off of the corresponding sum from the account of the Underwriter for the benefit of the owner of Bonds.

If the Notice or the enclosed documents do not meet the requirements of the present Guarantee, the Underwriter is obliged to send notification on the reasons of refusal to satisfy the claim of the Bond owner to the owner of Bonds not later than 5 (five) working days from the moment of receiving the requirement.

The Issuer's net assets as of the date of providing security, RUR ths: ***12 362 359***

Net assets of the juridical person underwriting the Issuer's bond issue, RUR ths: ***15***

2) Conditions of ensuring fulfillment of commitments under series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Kind of security: *underwriting.*

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds (payout of par value, coupon income payment, other property rights granted by the bonds):

Size of security (RUR): Total par value of the Bonds amounting to 1 500 000 000 (one billion five hundred million) rubles and the cumulative coupon income under Bonds.

The size of commitments secured by the Underwriter can not exceed 2 400 000 000 (Two billion four hundred million) rubles.

Procedure of exercising by Bond owners their right on provided security:

Item 12.2 of the Decision on Bond Issue and item 56.14 of the Prospectus on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions (hereinafter referred to as - "Offer").

By this Offer the Underwriter undertakes to assume liability before the buyers of the bonds (hereinafter referred to as – Owners of the bonds) under the Issuer's obligations to pay total par value of the Bond issue amounting to RUR 1.5 billion as well as cumulative coupon income under Bonds (hereinafter referred to as - Obligations) in the order set forth in the Decision on bond issue and the Prospectus of Bonds, aimed at due execution by Public Joint –Stock Company "UTK" (hereinafter referred to as - the Issuer) obligations under series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, total amount of 1 500 000 (one million five hundred thousand) bonds with face value of 1000 (one thousand) rubles each (hereinafter referred to as – Bonds).

The Underwriter and the Issuer carry joint liability before Owners of Bonds under Obligations.

The size of commitments secured by the Underwriter can not exceed 2 400 000 000 (Two billion four hundred million) rubles. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate execution by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The Underwriter shall execute the Obligations if all the following conditions are present at the same time:

- A Bond Owner or a person properly authorized by the Owner have submitted a Claim on execution of the corresponding Obligation to the Underwriter (hereinafter referred to as - the Claim);

- The Claim shall contain:

(a) Nature of Obligations that were not fulfilled by the Issuer before the Owner;

(b) The size of non-fulfilled Obligations of the Issuer before the Owner;

(c) The full registered name (First name, middle initial, last name - for the natural person) of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(d) The location of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(e) For the natural person - a series and number of the passport, date of issue and issuing body;

(f) Name of the country where the Owner is a tax resident;

(g) Number of Bonds owned by the Owner under which payments are to be made; and

(h) Essential elements of the bank account of the Owner or the person, authorized to receive payments under Obligations;

- The following documents should be enclosed to the Claim:

(b) A copy of an extract from the account of depot of the owner of Bonds certified by the Depositary recording the rights under Bonds with indication of the number of the Bonds belonging to the Owner, or other document confirming the rights of the Owner on the Bonds;

(b) duly executed according to the effective legislation of the Russian Federation documents confirming powers of the authorized person(in case of submission of the Claim by the authorized person of the owner of Bonds);

- The Claim shall be signed by the Owner or the person, authorized to receive payments under Obligations. If the Claim is submitted by the legal person, it should contain a seal of this legal person.

Claims can be submitted to the Underwriter during two years from the Maturity date of the Bond issue fixed in the Decision on bond issue and the Prospectus of Bonds.

The Underwriter shall make the corresponding payments on the account specified in the Claim not

later than 30 (Thirty) days from the date of the receipt of the Claim.

Acquisition of Bonds means the acceptance of the Offer, namely, the conclusion of the contract of guarantee between the buyers of the Bonds and the Underwriter on the conditions stated above. The specified contract of guarantee is considered concluded from the moment of obtaining the property rights on Bonds by the first Owner, at that, the written form of the contract of guarantee is considered observed. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions which exist at the moment of transferring such rights. Transfer of the rights arising from the specified contract of guarantee is declared invalid without transfer of the rights under the Bonds. The Offer is irrevocable.

Any dispute arising out of the given Offer and the contract of guarantee concluded by means of the acceptance of the Offer shall be settled by Arbitration court of Moscow or in the court of the general jurisdiction at the place of the sued party residence.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the Russian Federation.

The Issuer's net assets as of the date of providing security, RUR ths: *12 322 700*

Net assets of the juridical person underwriting the Issuer's bond issue, RUR ths: ***- 3 993***

8.6. Data on Organizations Registering Titles to Issuer's Securities

Registrar:

Full registered name: Private Joint –Stock Company "Registrator-Svyaz"

Abbreviated registered name ZAO " Registrator-Svyaz "

Location: 15a, Kalanchevskaya Str., Moscow, 107078

License:

Number: ***10-000-1-00258***

Date of issue: ***1.10.2002***

Valid till: ***unlimited***

Authority issuing the license: ***Federal Commission for the Securities Market of the Russian Federation***

Date since which the Issuer's registered securities register is kept by the said registrar: ***01.07.2002***

Depositary providing centralized custody of issuer's securities:

Full registered name: ***"National Depositary Center" Non-commercial partnership***

Abbreviated registered name: ***NDC***

Location: ***1/13 Sredniy Kislovskiy per., Moscow, Russia, 103009***

License:

No. of license: ***177-03431-000010***

Date of issue: ***4.12.2000***

Period: ***unlimited***

Authority issuing the license: ***Federal Commission for Securities Market***

8.7. Data on Legislative Acts Regulating the Issues of Import and Export of Capital That may Influence the Payment of Dividend, Interest and Other Amounts to Non-Residents

1. Law of the Russian Federation of 09.10.92 № 3615-1 "On Currency Exchange Regulation and Control";

2. Law of the Russian Federation of 10.12.2003 № 173-FZ "On Currency Exchange Regulation and Control";

3. Federal Law of 07.08.2001 № 115-FZ "On Counteractions to Money-Laundering and Financing Terrorism".

4. Federal Law of July 9, 1999 N 160-FZ "On Foreign Investments in the Russian Federation".

5. Decree of the Government of the Russian Federation of June 9, 2001 N 456 "On Conclusion of the Agreement between the Government of the Russian Federation and governments of foreign countries on Stimulation and Mutual Protection of Capital Investments".

6. Federal Law of 25.02. 1999 №39 – FZ "On investment activity in the Russian Federation performed in the form of foreign capital investments" (edition of the Federal Law of 22.01.2000 № 22-FZ.

7. International double taxation agreements of the Russian Federation .

8.8. Description of the Taxation Procedure for Income under Issuer's Placed Securities

Taxation of income of legal persons under the placed securities received in the form of dividends according to the current legislation

	Categories of owners of securities	
	Legal persons – tax residents of the Russian Federation	**Foreign legal persons – non-residents gaining income from the sources in the Russian Federation**
Form of income under placed securities	Dividends	
Kind of the tax on income under securities	Tax on income	
Tax rates	6 %	15 %
Procedure and terms of tax payment	Dividends are subject to a tax deducted from the source of income payment and transferred to the federal budget by the fiscal agent within 10 days from the date of income payment.	The tax amount deducted from the foreign organizations is transferred by the tax agent to the federal budget together with payment of the income either in currency of payment of this income or in currency of the Russian Federation at the official rate of the Central bank of the Russian Federation as at the date of tax payment.
Peculiarities of taxation of the given category of owners of securities	The total tax amount is determined as product of the tax rate of 6 percent from differences between the sum of the dividends to be distributed among shareholders-residents in the current tax period and the sum of the dividends received by the fiscal agent himself in the current accounting (tax) period. In case the received difference is negative, the duty on tax payment does not arise and compensation from the budget is not made. The tax amount to be deducted from taxable income of the tax payer - recipient of dividends, is calculated on the basis of the total tax amount and share of each tax payers in the total sum of dividends.	Double taxation agreements The rules of double taxation agreements. If a foreign company is entitled to avoid tax under a double tax agreement, it should provide documentary evidence in advance to any fiscal agent from which it receives dividends to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement. This confirmation must be certified by the tax authority of that state. If such confirmation was not filed prior to the date of income tax payment, the tax agent is obliged to deduct the tax from the income of foreign company. In accordance with item 2 of article 312 of the RF Tax Code the income recipient is entitled to claim the tax back from the Russian tax authority within three years from the end of taxation period in which he received this income. Foreign company – income recipient

	Categories of owners of securities	
	Legal persons – tax residents of the Russian Federation	Foreign legal persons – non-residents gaining income from the sources in the Russian Federation
		needs to fill out and present all necessary forms specified in article 312 of the RF Tax Code to the tax agency which registered the tax agent. The deducted tax is to be refunded within one month from the date of submitting application and necessary documents.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 25 of the RF Tax Code "The taxation of companies"	

Taxation of income of natural persons under the placed securities received in the form of dividends according to the current legislation

	Categories of owners of securities	
	Natural persons – tax residents of the Russian Federation	Foreign natural persons – non-residents gaining income from the sources in the Russian Federation
Form of income under placed securities	Dividend	
Kind of the tax on income under securities	Income tax	
Tax rates	6 %	30 %
Procedure and terms of tax payment	Russian organization being a source of income of the tax-payer gained in the form of dividends (the tax agent) is obliged to deduct the tax amount from income of the tax-payer and transfer it to the corresponding budget. The tax amount is deducted directly from the tax-payer's income at its actual payment. Tax agents are obliged to transfer the tax amounts not later than on the day of actual reception of available money resources for income payment in the bank, and also on the day of transfer of income sums from bank accounts of tax agents to accounts of the tax-payer or on his instruction - to bank accounts of the third parties	
Peculiarities of taxation of the given category of owners of securities	The total tax amount is determined as product of the tax rate of 6 percent from differences between the sum of the dividends to be distributed among shareholders-residents in the current tax period and the sum of the dividends received by the fiscal agent himself in the current accounting (tax) period. In case the received difference is negative, the duty on tax payment does not arise and compensation from the budget is not made. The tax amount to be deducted from taxable income of the tax payer - recipient of dividends, is calculated on the basis of the total tax amount and share of each tax payers in the total sum of dividends.	The rules of double taxation agreements. If a tax payer is entitled to avoid tax under a double tax agreement, he should provide documentary evidence in advance to any fiscal agent from which it receives dividends to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement. This confirmation can be presented prior to tax payment or within one year after the end of taxation period for which he intends to receive tax exemption or other benefits.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 23 of the RF Tax Code "The taxation of individuals" (restated and amended), Article 275 of the RF Tax Code	

Taxation of income of legal persons from realization of the placed as well as interest under bonds of the Issuer according to the current legislation

	Categories of owners of securities	
	Legal persons – tax residents of the Russian Federation	**Foreign legal persons – non-residents gaining income from the sources in the Russian Federation**
Form of income under placed securities	Income from realization of securities as well as income under the bond issue	Income from realization of shares of Russian organizations, over 50 per cent of the assets of which consist of real estate situated in the territory of the Russian Federation as well as income under the bond issue.
Kind of the tax on income under securities	Income tax	
Tax rates	24% including: 5% - to Federal budget; 17% to the budget of the subject of the Russian Federation ; 2% to the municipal budget. Legislative bodies of the subjects of the Russian Federation are entitled to reduce tax rate to 10.5% for the tax amounts deducted to the budgets of the subjects of the Russian Federation for some categories of tax payers.	20 %
Procedure and terms of tax payment	The tax subject to payment after the expiry of tax period, is paid not later than on March, 28 of the year following the expired tax period. Quarterly advance payments are paid not later than 28 days from the expiry date of the corresponding accounting period. Monthly advance payments are paid not later than on the 28th day of each month of this accounting period. The tax-payers calculating monthly advance payments on the basis of actually received income should pay advance payments not later than on the 28th day of the month following the accounting period. According to the results of the accounting (tax) period amounts of the monthly advance payments paid during the accounting (tax) period, are taken into consideration at payment of advance payments on the results of the accounting period. Advance payments according to the results of the accounting period are taken into consideration at tax payment on results of the tax period.	The tax amount is calculated and deducted by the Russian organization which pays out income to the foreign organizations at each income payment and is transferred by the tax agent to the federal budget together with payment of the income either in currency of payment of this income or in currency of the Russian Federation at the official rate of the Central bank of the Russian Federation as at the date of tax payment.
Peculiarities of taxation of the given category of owners of securities		If prior to income payment a foreign company provides documentary evidence to the fiscal agent from which it receives dividends to confirm that it is a tax

	Categories of owners of securities	
	Legal persons – tax residents of the Russian Federation	**Foreign legal persons – non-residents gaining income from the sources in the Russian Federation**
		resident of a state with which the Russian Federation has a double taxation agreement, it can avoid paying income tax or reduce the tax rate.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 25 of the RF Tax Code "The taxation of companies"	

Taxation of income of individuals from realization of the placed as well as interest under bonds of the Issuer according to the current legislation

	Categories of owners of securities	
	Natural persons – tax residents of the Russian Federation	**Natural persons – tax residents of the Russian Federation**
Form of income under placed securities	Income from sources in the Russian Federation includes interest received from the Russian organization as well as interest received from the Russian individual businessmen and (or) the foreign organization operating through a permanent representative office in the Russian Federation; incomes from realization of shares or other securities in the Russian Federation as well as stocks in the authorized capital of the organizations. The income (loss) related to a transaction of purchase and sale of securities is determined as the difference between the amounts obtained from realization of securities and the expenses for acquisition, realization and care of securities, actually incurred by the tax-payer and evidenced by documents, or the property deductions applied for reduction of income from the transaction of sale and purchase.	
Kind of the tax on income under securities	Income tax	
Tax rates	13 %	30 %
Procedure and terms of tax payment	Calculation and payment of the tax amount is effected by the fiscal agent upon expiry of the tax period or when it pays money to the tax-payer before the expiry of the respective tax period. If the fiscal agent makes payments before the expiration of the respective tax period the tax is paid from income share corresponding to the actual sum of paid money.	
Pecularities of taxation of the given category of owners of securities	If after 01.01.2002 a tax-payer's expenses cannot be evidenced by documents, he or she is entitled to resort to a property tax deduction in the sum received from sale of securities, but not exceeding 125000 roubles. If a tax-payer owns the securities to be sold for more than three years, the property tax deduction is applied in the sum received by the tax-payer from realization of securities.	The rules of double taxation agreements. If a tax payer is entitled to avoid tax under a double tax agreement, he should provide documentary evidence in advance to any fiscal agent from which it receives dividends to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement. This confirmation can be presented prior to tax payment or within one year after the end of taxation period for which he intends to receive tax exemption or other benefits.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 23 of the RF Tax Code "The taxation of individuals" (restated and amended)	

8.9. Data on Stated (Accrued) and Paid Dividend under Issuer's Shares, and on Income Yielded by Issuer's Bonds

Data on Stated (Accrued) and Paid Dividend under Issuer's common stock:

Name	1999	2000	2001	2002	2003
Stock category, type – for preferred shares	common stock	common stock	common stock	common stock	common stock
Amount of stated (accrued) dividend under issuer's shares of each category per share	1.94	2.94	0.18908	0.0812	0.0812
Amount of stated (accrued) dividend under issuer's shares in the aggregate for all shares of one category	20 473 664	31 027 070	217 492 829	240 393 653	240 393 653
Name of the Issuer's governing body taking the decision on (stating) payment of dividend under issuer's shares:	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting
Date of the General Shareholders' Meeting, Date and Number of the minutes of the meeting of the issuer's governing body taking the decision on payment (stating) of dividend:	Minutes № 9 of 31.05.2000	Minutes № 10 of 30.05.2001	Minutes № 12 of 21.06.2002	Minutes № 14 of 25.06.2003	Minutes № 15 of 30.06.2004
Time fixed for payment of the stated dividend under the issuer's shares	Not later than 31.12.2000	Not later than 31.12.2001	Not later than 31.12.2002	Not later than 31.12.2003	Not later than 15.12.2004
Form and other terms of payment of the stated dividend under the issuer's shares	In cash	In cash	In cash	In cash	In cash
Period under report, for which the stated dividends under the issuer's shares are (were)paid	One year	One year	One year	One year	One year
Total amount of paid dividend	20 473 664	31 027 070	165 267 979	231 089 919	24 147 0720
Reasons of non-payment of the stated dividends	-	-	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed	-

Data on Stated (Accrued) and Paid Dividend under Issuer's preferred stock:

Name	1999	2000	2001	2002	2003
Stock category, type – for preferred shares	Preferred type A shares	Preferred type A shares	Preferred type A shares	Preferred *type A shares*	*Preferred type A shares*
Amount of stated (accrued) dividend under issuer's shares of each category per share	8.32	11.06	0.18908	0.1607	0.11114
Amount of stated (accrued) dividend under issuer's shares in the aggregate for all shares of one category	29 268 304	38 907 145	72 497 266	156 224 800	108 044 955
Name of the Issuer's governing body taking the decision on (stating) payment of dividend under issuer's shares:	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting
Date of the General Shareholders' Meeting, Date and Number of the minutes of the meeting of the issuer's governing body taking the decision on payment (stating) of dividend:	Minutes № 9 of 31.05.2000	Minutes № 10 of 30.05.2001	Minutes № 12 of 21.06.2002	Minutes № 14 of 25.06.2003	Minutes № 15 of 30.06.2004

Name	1999	2000	2001	2002	2003
Time fixed for payment of the stated dividend under the issuer's shares	Not later than 30.07.2000	Not later than 29.07.2001	Not later than 20.08.2002	Not later than 24.08.2003	Not later than 29.08.2004
Form and other terms of payment of the stated dividend under the issuer's shares	In cash	In cash	In cash	In cash	In cash
Period under report, for which the stated dividends under the issuer's shares are (were)paid	One year	One year	One year	One year	One year
Total amount of paid dividend	29 268 304	38 118 970	69 486 059	136 679 755	93 005 286
Reasons of non-payment of the stated dividends	-	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed

Data on paid income under the Issuer's bonds:

Type of securities (bonds), series, form and other identification characteristics of the bond issue	Registered non-documentary series K-1 bonds	Registered non-documentary series K-2 bonds	Registered non-documentary series C-1 bonds	Registered non-documentary series C-2 bonds
The state registration Number of the bond issue and date of the state registration	4-01-00062-A of 15.08.2002	4-02-00062-A of 15.08.2002	4-03-00062-A of 15.08.2002	4-04-00062-A of 15.08.2002
Date of the state registration of the report on the results of the bond issue	20.12.2002	20.12.2002	20.12.2002	20.12.2002
Number of bonds of the issue	500.00	500	3 566	6
Face value of each bond of the issue and total par value of the bond issue	500.00	500	2 500	300
Type of income paid under the bond issue (par value, coupon income, other)	Face value, interest rate	Face value, interest rate	Face value, interest rate	Face value, interest rate
Amount of income to be paid under the bond issue per bond, RUR	500.50	502.50	At maturity a Bond holder is entitled to get a par value of the bond except for the cost of telephone installation as at the date of its installation.	Annual fixed income payment amounting to 1 percent of the bond's par value. If technically possible in "Sevosetinelectrosvyaz" – branch of "UTK" PJSC , a bond owner shall have the right of advance repayment of the bond by installation of telephone with top priority not later than one year from the date of the bond primary placement. At that face value of the bond and interest income on it for all period are being retired.
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	250 250.00	251 250.00	1 306 250	Not applicable
Time fixed for payment of income under the bond issue	from 01.10.2003 to 31.12.2003	from 01.10.2002 to 31.12.2002	10.05.2000 - 01.07.2003	01.10.2005 - 01.11.2005
Form and other terms of payment of the income under the bond issue	Forms of payments: in cash, cashless Payments are made: -in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC ; by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner)	Forms of payments: in cash, cashless Payments are made: -in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC ; by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner).	In cash	At maturity the bond owner shall receive a par value of the bond and the interest income on the bond not later than 7 (seven) days from the date of submission of the application on redemption
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	from 31.10.2002 to 01.10.2003	from 04.05.2002 to 01.10.2002	Stage-by-stage, for the whole period of circulation	Stage-by-stage, for the whole period of circulation

Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	250 250.00	251 250.00	1 306 250	0
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	Bond owners do not require income payment	Bond owners do not require income payment	Bond owners do not require income payment	-
Other information on bond income specified at the Issuer's own discretion	No other information	No other information	Annual fixed income payment amounting to 1 percent of the bond's par value. In case of delayed interest payment on the bonds the penalty is charged amounting to bank-rate of Sberbank of Russia for current accounts. The penalty is to be paid at one time with the interest payment on the bonds.	No other information

Type of securities (bonds), series, form and other identification characteristics of the bond issue	series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody	
The state registration number of the bond issue and date of the state registration	4-05-00062-A of 15.08.2003	
Date of the state registration of the report on the results of the bond issue	21.10.2003	
Number of bonds of the issue	1 500 000	
Face value of each bond of the issue and total par value of the bond issue	1 000	
Type of income paid under the bond issue (par value, coupon income, other)	Coupon income (1st coupon)	Coupon income (2nd coupon)
Amount of income to be paid under the bond issue per bond, RUR	71.01	71.00
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	106 515 000.00	106 500 000.00
Time fixed for payment of income under the bond issue	18.03.2004	16.09.2004
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	18.09.2003 – 18.03.2004 (182 days)	18.03.2004 – 16.09.2004 (182 days)
Form and other terms of payment of the income under the bond issue	Payment of the Bond coupon income is effected in the currency of the Russian Federation in the non-cash order to the persons included by the Depositary in the list of owners and holders of Bonds, for the benefit of owners of Bonds. On the basis of the list of Bond Owners and Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each Bond Owner and Holders authorized to receive sums of coupon income on Bonds.As at the date of payment of coupon income the Payment Agent transfers the appropriate money to accounts of the persons authorized to get sums of coupon income under Bonds, specified in the list of the Bond Holders and Owners. If one person is authorized to receive sums of coupon income for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. The Bond holders who are not owners of Bonds, transfer money received as sums of coupon income payment to the Bond owners according to the procedure determined between the Holder of Bonds and the owner of Bonds. Obligations of the Issuer on payment of coupon income on Bonds redemption are considered executed after charge-off of money from the correspondent account of the bank serving the Issuer and-or the correspondent account of the bank / credit organization of the Payment agent in return for the coupon income in favour of owners and Holders of Bonds.	
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	213 015 000.00	
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	-	
Other information on bond income specified at the Issuer's own discretion	No other information	

Type of securities (bonds), series, form and other identification characteristics of the bond issue	series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody
The state registration number of the bond issue and date of the state registration	4-06-00062-A of 28.11.2003
Date of the state registration of the report on the results of the bond issue	19.03.2004
Number of bonds of the issue	1 500 000
Face value of each bond of the issue and total par value of the bond issue	1 000
Type of income paid under the bond issue (par value, coupon income, other)	Coupon income (1st coupon)
Amount of income to be paid under the bond issue per bond, RUR	46.12
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	69 180 000.00
Time fixed for payment of income under the bond issue	11.08.2004
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	11.02.2004 – 11.08.2004 (182 days)
Form and other terms of payment of the income under the bond issue	Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bond holder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment. Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register. Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or Holders of Bonds presented by NDC. Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders. Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds. Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and Holders of the Bonds, made on the Date of making up the list of owners and Holders of Bonds including the following data: a) A full name of the person, authorized to receive the coupon income sums under Bonds. If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of coupon income under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of coupon income under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified: b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of coupon income under Bonds; c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds; d) The name and essential elements of the bank account of the person,

	authorized to receive the sums of coupon income under Bonds, namely: - Number of the account; - The name of bank in which the account is open; - The correspondent account of bank in which the account is open; - Bank identification code (BIK) of bank in which the account is open; e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds; f) The tax status of the person authorized to receive the sums of coupon income under Bonds. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above mentioned data. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. On the basis of the list of Bond Owners and Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts. Not later than 3 (three) working day before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account. As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners. If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. If the date of coupon income payment happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	69 180 000.00
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	-
Other information on bond income specified at the Issuer's own discretion	No other information

8.10. Other information

Notes relating to bond issues of series K-1, K-2 and C-1 described in item 10.3.1:

According to the terms of bonds redemption, they should be repaid after submission of the application on payment face value and income under bonds by a Bond Holder.

The term of bonds redemption having been expired, notices were sent to the Bond Holders, who had not submitted such applications, informing them about the necessity to receive money resources under bonds owned by them. Not all Bond Holders of "UTK" PJSC submitted applications for repayment of bonds.

According to item 327 of the Civil Code of the Russian Federation and items 87-88 of the Basis of the legislation of the Russian Federation «On notary» obligations have been fulfilled by transferring money resources on the deposit account of the notary according to the Agreements with the notary (Agreement № 148/2004 of 24.05.2004 and Agreement of 25.06.2004)

According to Article 87 of the Basis of the legislation of the Russian Federation «On notary » the notary informs a creditor about receipt of money and pays out due sums of money to him at his request.

Appendix 1

Financial accounts of Public Joint –Stock Company "Southern Telecommunications Company" for 9m2004

	Codes		
Form No.1 under OKUD	0710001		
Date (year, month, day)	2004	09	30
under OKPO	01151037		
TIN	2308025192		
under OKDP	52300		
under OKOF/OKFS	47		
under OKEI	384		

As of **30 September 2004**

Company **Public Joint -Stock Company "Southern Telecommunications Company"**

Taxpayer Identification Number

Areas of activities: **Rendering telecommunications services**

Organizational & Legal form/Form of Ownership: **Open Joint -Stock Company**

Measurement unit: **RUR thousand**

ASSETS	Notes	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
I. . NON-CURRENT ASSETS					
Intangible assets		110	110	1 326	1 042
Fixed assets		120	120	20 937 178	27 175 651
Capital investments		130	130	3 772 664	5 771 119
Profitable investment in stocks of materials and capital equipment		135	135		
Long-term financial investments		140	140	390 398	511 276
including:					
investments in subsidiaries			141	327 231	443 741
investments in affiliated companies			142	34 991	28 814
investments in other companies			143	14 497	16 092
Other long-term financial investments			144	13 679	22 629
Deferred tax assets		145	145	107 343	120 959
Other non-current assets		150	150	946 839	1 426 586
Total for section I		190	190	26 155 748	35 006 633
II.CURRENT ASSETS					
Inventories		210	210	1 081 612	1 396 136
including:					
raw materials, materials and other similar values		211	211	847 918	974 366
expenditures in work-in-process (turnover costs)		213	213	84	104
finished products and goods for resale		214	214	42 217	35 485
shipped goods		215	215		
deferred expenses		216	216	190 600	386 180
other inventories and expenses		217	217	793	1
Value added tax on acquired values		220	220	1 922 618	2 305 972
Accounts receivable (expected in over 12 months after the reporting date)		230	230	42 256	39 287
including: buyers and customers		231	231		
advances distributed			232	25 403	19 016
other debtors			233	16 853	20 271
Accounts receivable (expected within 12 months after the reporting date)		240	240	1 463 861	1 646 586
including: buyers and customers		241	241	899 648	1 135 416
advances distributed			242	242 802	234 007
other debtors			243	321 411	277 163
Short-term financial investments		250	250	35 321	85 118
Monetary funds		260	260	268 197	243 678

ASSETS	Notes	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Other curren : assets		270	270	412	853
Total for section II		290	**290**	4 814 277	5 717 630
BALANCE (sum of lines 190+290)		300	**300**	30 970 025	40 724 263

LIABILITIES	Notes	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Authirized capital		410	410	1 297 779	1 297 779
Additional capital		420	420	5 724 394	5 702 158
Capital reserves		430	430	64 889	64 889
Own shares redeemed from the shareholders		411	440		
Retained earnings (uncovered losses) of previous years		470	460	5 406 480	5 080 265
Retained earnings (uncovered losses) of the year under report		470	470	X	90 311
Total for section III		490	**490**	12 493 542	12 235 402
IV. LONG-TERM LIABILITIES					
Loans and credits		510	**510**	4 772 416	8 868 635
including:					
credits			511	4 719 044	8 289 314
loans			512	53 372	579 321
Deferred tax liabilities		515	515	248 142	399 480
Other long-term liabilities		520	520	3 178 547	3 444 497
Total for section IV		590	**590**	8 199 105	12 712 612
V. SHORT-TERM LIABILITIES					
Loans and credits		610	**610**	5 371 906	9 217 193
including:					
credits			611	3 620 965	4 186 520
loans			612	1 750 941	5 030 673
Accounts payable,		620	**620**	4 491 362	5 951 262
including: suppliers and contractors		621	621	3 273 078	4 753 979
advances received		625	622	325 256	250 274
Wage arrears		622	623	182 429	177 132
Indebtness to state out-of-budget funds		623	624	88 149	78 189
Tax liabilities		624	625	102 852	238 160
Other creditors		625	626	519 598	453 528
Dividends payable to participants (founders)		630	630	141 214	275 392
Deferred income		640	640	272 896	332 402
Reserves for upcoming expenses		650	650		
Other short-term liabilities		660	660		
Total for section V		690	**690**	10 277 378	15 776 249
BALANCE (sum of the lines 490+590+690)		700	**700**	30 970 025	40 724 263

AVAILABILITY STATEMENT OF VALUABLES RECORDED ON OFF-BALANCE ACCOUNTS

Index	Notes	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Leased fixed assets		910	901	662 331	742 952

Index	Notes	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
including those under leasing		911	911	77 378	108 617
Inventories accepted for custody		920	902	28 546	22 131
Goods accepted for commission		930	903		16 318
Bad debts charged to losses		940	904	167 093	173 880
Obligations and payments collaterals (security) received		950	905		
Obligations and payments collaterals (security) given		960	906	8 657 055	16 033 844
Depreciation of housing stock		970	907	10 846	10 515
Depreciation of objects equipped with external modern services and utilities and other similar objects		980	908	1 251	170
Payments for telecom services			909	65 204	59 576

STATEMENT ON THE NET ASSETS VALUE

Index	Notes	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Net assets			1000	12 766 438	12 567 804

CEO ____________ (signature) I. F. Ignatenko **Chief Accountant** ____________ (signature) T. V. Rusinova

PROFIT AND LOSS STATEMENT

	Codes
Form No.2 under OKUD	0710002
Date (year, month, day)	
under OKPO	01151037
TIN	2308025192
under OKDP	52300
under OKOF/OKFS	47
under OKEI	384

For 9m2004

Company **Public Joint-Stock Company "Southern Telecommunications Company"**

Taxpayer Identification Number

Areas of activities: **Rendering telecommunications services**

Organizational & Legal form/Form of Ownership: **Open Joint-Stock Company**

Measurement unit: **RUR thousand**

Index	Notes	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
I.Income from and expenses for normal activities					
(Net) returns from sale of goods, products, works, services (less the VAT, excise taxes and similar obligatory fees)		010	010	12 127 267	9 504 952
including that from the sales: of communication services			011	11 802 934	9 324 529
Prime cost of sold goods, products, works and services		020	020	(9 783 205)	(7 204 882)
Including that from communication services			021	(9 515 065)	(7 049 332)
Profit (loss) from sales (lines 010 -020)		050	**050**	2 344 062	2 300 070
II. Operating income and expenses					
Interest receivable		060	060	6 117	6 567
Interest payable		070	070	(1 344 519)	(298 821)
Income from participation in other organizations		080	080	21 358	163 690
Other operating income		090	090	209 003	345 830
Other operating expenses		100	100	(734 413)	(484 121)
III. Income and expenses from sources other than sales					
Income from sources other than sales		120	120	233 459	201 377
Expenses for purposes other than sales		130	130	(435 996)	(518 187)
Profit (loss) before taxes (lines 050+060-070+080+090-100+120-130)		140	**140**	299 071	1 716 405
Income tax charges (lines -151+152-153) including:			**150**	(204 453)	(557 039)
Deferred tax liabilities		142	151	(151 338)	(210 535)
Deferred tax assets		141	152	13 616	6 251
Current income tax charge		150	153	(66 731)	(352 755)
Profit (loss) from normal activities (lines 140-150)			**160**	94 618	1 159 366
IV. Extraordinary income and expenses					
Extraordinary income			170	654	
Extraordinary expenses			180	(4 961)	(4 361)
Net profit (retained profit (loss) of the period under report) (lines 160 + 170 - 180)		190	**190**	90 311	1 155 005
For reference: Income tax conditional expense (profit)			201	(70 743)	(411 310)
Fixed tax liabilities		200	202	(160 694)	(281 890)
Fixed tax assets		200	203	26 984	136 161

Index	Notes	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
Base equity income (loss)			301	X	X
Watered equity income (loss)			302	X	X

*** to be filled in the annual accounting report**

Explanation of profit and loss items

Index	Index code	Line code	For the period under report		For the same period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits, which have been acknowledged or for which (arbitration) court awards on recovery have been received		401	1 622	(45 229)	3 325	(18 475)
Profit (loss) of previous years		402	49 366	(84 129)	26 808	(28 101)
Compensation of losses inflicted by failure to fulfil or to fulfil duly the obligations		403	51 367	(293)	1 127	(176)
Foreign exchange differences		404	9 691	(5 815)	122 039	(168 155)
Allocations to evaluation reserves		405	14 583	(146 504)	16 823	(67 580)
Written-off accounts receivable and payable		406	990	(2 068)	4 854	(4 528)

CEO ____________ (signature) I. F. Ignatenko **Chief Accountant** ____________ (signature) T. V. Rusinova